TIMMINS GOLD CORP.

NI 43-101 F1 TECHNICAL REPORT
UPDATED RESOURCES AND RESERVES
AND MINE PLAN FOR THE
SAN FRANCISCO GOLD PROJECT
SONORA, MEXICO

Report Date: December 6, 2013
Effective Date: October 1, 2013

Prepared by:

William J. Lewis, B.Sc., P.Geo.
Ing. Alan J. San Martin, MAusIMM(CP)
Mani Verma, P.Eng.
Richard M. Gowans, B.Sc. P.Eng.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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	6.1	SAN FRANCISCO PROPERTY AND GOLD MINE		36
	6.2	RESOURCE ESTIMATES, HISTORICAL AND RECENT		44
	6.3	PRODUCTION FROM THE SAN FRANCISCO PROJECT		44
		6.3.1	Historical Production	44
		6.3.2	Timmins Production	45

7.0	GEOLOGICAL SETTING AND MINERALIZATION			48
	7.1	REGIONAL GEOLOGY		48
	7.2	PROPERTY GEOLOGY		50
		7.2.1	Geology of the La Chicharra Pit	52
	7.3	MINERALIZATION		53
	7.4	OTHER PROJECTS WITHIN THE SAN FRANCISCO PROPERTY		55
		7.4.1	El Durazno Project	55
		7.4.2	Vetatierra Project	57

8.0	DEPOSIT TYPES			59

9.0	EXPLORATION			60
	9.1	2011 TO 2013 EXPLORATION PROGRAMS (SAN FRANCISCO AND LA CHICHARRA DEPOSITS)		60
	9.2	EL DURAZNO AND VETATIERRA PROJECTS		61
		9.2.1	El Durazno Project	61
		9.2.2	Vetatierra Project	63
	9.3	MICON COMMENTS		66

10.0	DRILLING			68
	10.1	DRILL TYPES		68
		10.1.1	Percussion Rotary Air Blast (RAB) Drilling	68
		10.1.2	Reverse Circulation (RC) Drilling	68
		10.1.3	Diamond Core Drilling	69
	10.2	EXPLORATION DRILLING 2011 TO 2013		70
	10.3	DISCUSSION OF JULY, 2011 TO JUNE, 2013 DRILLING PROGRAM RESULTS		77
		10.3.1	Drilling In and Around the San Francisco Pit	77
		10.3.2	Infill and Exploration Drilling in and around the La Chicharra Pit	85
		10.3.3	Core Drilling on the La Chicharra Pit	94
		10.3.4	Drilling on the Low Grade Stockpile	96
		10.3.5	Area Between the San Francisco and La Chicharra Pits	97
		10.3.6	Exploration to the East of the San Francisco Mine	103

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			107
	11.1	REVERSE CIRCULATION DRILLING		107
	11.2	CORE DRILLING		109
	11.3	SAMPLE COLLECTION AND TRANSPORTATION		110
		11.3.1	Reverse Circulation Drilling	110
		11.3.2	Core Drilling	111

		11.3.3	General Quality Control/Quality Assurance (QA/QC) Procedures	112
		11.3.4	Preparation Laboratories	116
	11.4	RESULTS OF THE QA/QC PROGRAM		123
		11.4.1	Check Sampling	123
		11.4.2	Standard Reference Material Samples	124
		11.4.3	Blanks	127
		11.4.4	Duplicates	128
	11.5	MICON COMMENTS		128

12.0	DATA VERIFICATION			130
	12.1	JULY, 2013 DISCUSSIONS AND AUGUST, 2013 SITE VISIT		130
	12.2	2013 OPERATIONAL REVIEW		130
	12.3	2011 DATABASE AND RESOURCE REVIEW		131
		12.3.1	Database Verification	131
		12.3.2	Resource Audit	131
		12.3.3	Conclusion of the Database Verification and Resource Audit	132

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			133
	13.1	RECENT TESTWORK, 2012		133
		13.1.1	Discussion of the 2012 Test Results	133
		13.1.2	Quality Assurance/Quality Control	135
	13.2	FUTURE METALLURGICAL TESTWORK		135

14.0	MINERAL RESOURCE ESTIMATES			136
	14.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS		136
	14.2	OCTOBER 1, 2013 MINERAL RESOURCE ESTIMATE		138
	14.3	MINERAL RESOURCE ESTIMATION PROCEDURES		138
		14.3.1	Database	139
		14.3.2	Compositing	141
		14.3.3	Block Model	141
		14.3.4	Mineralized Outlines	141
		14.3.5	Block Model Rock Domains	142
		14.3.6	Specific Gravity	142
		14.3.7	Grade Interpolation	142
		14.3.8	Mineral Resource Classification	143
		14.3.9	Block Model Validation	143
		14.3.10	Resource Pit Optimization and Economic Parameters	144

15.0	MINERAL RESERVE ESTIMATES			146
	15.1	CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS		146
	15.2	MINERAL RESERVE ANALYSIS		147
		15.2.1	Reserve Pit Optimization and Economic Analysis	147
	15.3	MINING RECOVERY AND DILUTION		147
	15.4	MINERAL RESERVE STATEMENT		147

	15.5	RECONCILIATION		148
		15.5.1	Review	148

16.0	MINING METHODS			150
	16.1	PRODUCTION TO DATE		150
	16.2	OPEN PIT MINE DESIGN		150
		16.2.1	Geotechnical Studies and Slope Design Criteria	150
		16.2.2	Hydrological Considerations	154
		16.2.3	Phased Pit Designs	155
		16.2.4	Waste Rock Management	155
		16.2.5	Mine Production Schedule	155
		16.2.6	Mine Operations	157

17.0	RECOVERY METHODS			158
	17.1	PROCESSING DESCRIPTION		158
		17.1.1	Crushing and Conveying	158
		17.1.2	Leaching	158
		17.1.3	Adsorption/Desorption/Recovery (ADR) Plants	159
		17.1.4	Process Plant Layout	159
		17.1.5	Manpower	162
		17.1.6	Consumables and Maintenance	162

18.0	PROJECT INFRASTRUCTURE			163
	18.1	ADMINISTRATION, ENGINEERING AND EXISTING INFRASTRUCTURE		163
		18.1.1	Manpower Organization	163
		18.1.2	Offices, Workshops and Stores	164
		18.1.3	Electrical Power Supply	167
		18.1.4	Water Supply	167

19.0	MARKET STUDIES AND CONTRACTS			169
	19.1	MARKET AND MARKET STUDIES		169
	19.2	MINING CONTRACTS		170
		19.2.1	Contractor Requirements	170
		19.2.2	Owner Mining Requirements	170
	19.3		REFINING AND SALES CONTRACTS	171
		19.3.1	Refining Agreement	171
		19.3.2	Master Purchase Contract and Bill of Sale and Trading Agreement	172
		19.3.3	Blasting Services	172
		19.3.4	Portable Crushing Services	172

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			173
	20.1	ENVIRONMENTAL CONSIDERATIONS		173
	20.2	COMMUNITY AND SOCIAL CONSIDERATIONS		173

21.0	CAPITAL AND OPERATING COSTS			177
	21.1	CAPITAL EXPENDITURES		177
	21.2	CASH COSTS		177

22.0	ECONOMIC ANALYSIS			179
	22.1	ECONOMIC EVALUATION		179
	22.2	SENSITIVITY ANALYSIS		180
	22.3	CONTINGENCY PLAN FOR SUSTAINED LOW METAL PRICES		180

23.0	ADJACENT PROPERTIES			182

24.0	OTHER RELEVANT DATA AND INFORMATION			183

25.0	INTERPRETATION AND CONCLUSIONS			184
	25.1	MINERAL RESOURCE ESTIMATE		184
	25.2	MINERAL RESERVES		186
	25.3	CONCLUSIONS		188

26.0	RECOMMENDATIONS			189
	26.1	FURTHER EXPLORATION EXPENDITURES AND BUDGET		189
		26.1.1	San Francisco Pit	189
		26.1.2	San Francisco and La Chicharra Mineralized Trend	189
		26.1.3	Other Targets	190
	26.2	FURTHER RECOMMENDATIONS		192

27.0	DATE AND SIGNATURE PAGE			193

28.0	REFERENCES			194
	28.1	TECHNICAL REPORTS, PAPERS AND OTHER SOURCES		194
	28.2	INTERNET SOURCES		197

29.0	CERTIFICATES OF AUTHORS			198

List of Appendices

APPENDIX 1	Glossary of Terms	At end of Report

APPENDIX 2	July, 2010 to June, 2011 Summary of Significant Drill Assays	At end of Report

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List of Tables

Table 10.4	Core Drilling in the La Chicharra Pit to Obtain Samples for Metallurgical Testing	95

Table 10.5	Assay Results on the Samples Chosen for Mineral Characterization of the La Chicharra Mineral Deposit	95

Table 10.6	Assays Results of the Drill Holes in the Low Grade Stocks	97

Table 10.7	Significant Drill Assays on Section 1800W	101

Table 10.8	Significant Drill Assays on Section 2000W	102

Table 11.1	Standard Reference Material Samples used During the 2011 to 2013 Drilling Program	115

Table 11.2	ALS Method Code and Description for Timmins Sample Preparation	121

Table 11.3	ALS Method Code and Description for Timmins Sample Preparation	121

Table 11.4	Summary of the Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish Assay Details	122

Table 11.5	Summary of the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods	123

Table 11.6	Comparison of the Original Assays with the ALS-Chemex, Inspectorate and SGS Check Assays, 2011 to 2013 Drill Program	124

Table 11.7	Summary of SRM’s Used to Check Inspectorate, ALS and Skyline Assaying	125

Table 11.8	Summary of the SRM Assays by Inspectorate	126

Table 11.9	Summary of the SRM Assays by ALS	126

Table 11.10	Summary of the SRM Assays by Skyline	127

Table 11.11	San Francisco Gold Project, Summary of Blank Assay Data for the 2011 to 2013 Drill Program	127

Table 11.12	Summary of Results for the Duplicate Samples, July, 2011 to June, 2013 Drill Program	128

Table 12.1	Summary of the Data for the Domains of San Francisco Mine and La Chicharra Project	132

Table 13.1	Summary of Column Leach Test Results, P80 – 3/8" Crush Size, 127 Days	134

Table 13.2	Summary of Column Leach Test Results, P80 - 1/4/4" Crush Size, 127 Days	134

Table 13.3	Correlation Coefficient, Daily Pregnant Solution vs. Duplicates	135

Table 14.1	Mineral Resource Estimate for the San Francisco and La Chicharra Deposits as of October 1, 2013 (Inclusive of Mineral Reserves) (Gold Price of USD 1,250)	138

Table 14.2	Applied Grade Capping on 3 m Composites for the San Francisco Resource Model	139

Table 14.3	3-D Block Model Limits and Dimensions	141

Table 14.4	Rock Domain Code and Specific Gravity	142

Table 14.5	Applied Search Parameters for Ordinary Kriging Grade Interpolation	143

Table 14.6	Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra deposits	144

Table 14.7	Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)	145

Table 15.1	Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining Recovery and Dilution	148

Table 16.1	San Francisco Project, Timmins Annual Production from April, 2010 to the End of July, 2013 by Quarter)	151

Table 16.2	San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of July, 2013 by Quarter)	151

Table 16.3	San Francisco and La Chicharra Pit Production Schedule 2014 to 2022)	157

Table 16.4	Contractor’s Mining Equipment	157

Table 17.1	Manpower at the San Francisco Mine Process Plant and Associated Facilities	162

Table 17.2	San Francisco Process Reagents (Consumables)	162

Table 18.1	Total Manpower for the San Francisco Mine	164

Table 19.1	Average Annual High and Low London PM Fix for Gold and Silver from 2002 to November 12, 2013	169

Table 19.2	Contract Mining Rates	170

Table 21.1	Estimated Capital Expenditures as per the Production Schedule (2014 to 2022)	177

Table 21.2	Estimated Average Cash Cost for 2014 to 2022	178

Table 22.1	San Francisco Gold Mine: Base Case Mine Plan Summary (2014 to 2022)	179

Table 22.2	Base Case Sensitivity Analysis to Gold Price at a Pre-tax 5% NPV and 10% NPV	180

Table 22.3	San Francisco Gold Mine: Contingency Case Mine Plan Summary (2014-22)	181

Table 22.4	Contingency Case Sensitivity Analysis to Gold Price at a Pre-tax 5% NPV and 10% NPV	181

Table 25.1	Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra Deposits	185

Table 25.2	Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)	185

Table 25.3	Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining Recovery and Dilution	187

Table 26.1	Estimated Budget for the Next Phase of Exploration at the San Francisco Project	191

List of Figures

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Figure 10.8	July, 2011 to June, 2013 Drill Holes Location Map on the San Francisco Pit	78

Figure 10.9	Cross-Section 220W on the San Francisco Pit	79

Figure 10.10	Cross- Section 320W on the San Francisco Pit	80

Figure 10.11	Cross-Section 420W on the San Francisco Pit	81

Figure 10.12	Cross-Section 480W on the San Francisco Pit	82

Figure 10.13	Cross-Section 820W on the San Francisco Pit	83

Figure 10.14	Cross-Section 1020W on the San Francisco Pit	84

Figure 10.15	Cross-Section 1240W on the San Francisco Pit	85

Figure 10.16	Location Drill Map in the La Chicharra Area	88

Figure 10.17	Section 2540W in the La Chicharra Pit	89

Figure 10.18	Cross-Section 2660W on the La Chicharra Pit	90

Figure 10.19	Section 2780W on the La Chicharra Pit	91

Figure 10.20	Section 2940W on the La Chicharra Pit	92

Figure 10.21	Section 3080W on the La Chicharra Pit	93

Figure 10.22	Section 3300W on the La Chicharra Pit	94

Figure 10.23	Location Map of the Drill Holes on the Low Grade Stockpile	98

Figure 10.24	Drill Location Map for the Area between the San Francisco and La Chicharra Pits	99

Figure 10.25	Section 1800W in the Area between the San Francisco and La Chicharra Pits	100

Figure 10.26	Section 2000W in the Area between the San Francisco and La Chicharra Pits	101

Figure 10.27	Air-Magnetic and Core Drill Map of the Area Around and to the East of the San Francisco Pit	103

Figure 10.28	Drilling Map Showing the Location of the Long-Section Along the San Francisco Mine and the East Target (Mayela Ranch	104

Figure 10.29	Long-Section along the San Francisco Mine and the East Target (Mayela Ranch)	105

Figure 11.1	Specimen Trays for Drill Hole TF-1566	108

Figure 11.2	Reverse Circulation Sample Collection	110

Figure 11.3	Fragment of Basalt used for Blank Sample	114

Figure 11.4	Blank Sample Bag ready to be Inserted into the Sample Sequence	114

Figure 11.5	Oven for Drying Samples in the Preparation Facilities	118

Figure 11.6	Combo Boyd/RSD Boyd Crusher with Single Split	118

Figure 14.1	Plan View of the Drill Hole Collars at the San Francisco and La Chicharra Deposits	140

Figure 14.2	3-D Profile of the Current Topography and the Drill Holes at the San Francisco Mine (Looking North)	140

Figure 14.3	3-D View of the Current Topography and Interpreted Mineralized Constraints at the San Francisco and La Chicharra Deposits	141

Figure 16.1	Piezometer (PFP-01A) Installed to Monitor Water Flow Surrounding the Pit	154

Figure 16.2	San Francisco and La Chicharra Ultimate Pit Designs, Dumps and Low Grade Stockpile Layout	156

Figure 17.1	Plan View of the Overall Crushing Circuit	160

Figure 17.2	Heap Leach Process Flowsheet	160

Figure 17.3	Heap Leach Circuit Showing Proposed Solution Balance	161

Figure 17.4	Overall Gold Recovery Circuit (ADR) Flowsheet	161

Figure 18.1	Site Layout	163

Figure 18.2	Exploration Sample Storage and Preparation Facility	165

Figure 18.3	Core Stored in the Exploration Sample Storage and Preparation Facility	166

Figure 18.4	Pulp Samples Stored in the Exploration Sample Storage and Preparation Facility	166

1.0      SUMMARY

1.1      GENERAL

Timmins Gold Corp. (TSX-V:TMM) (TMM) has retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimates and prepare an update of its 2011 Technical Report on the San Francisco Gold Project (San Francisco Project) in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for TMM was entitled “NI 43-101 Technical Report on the Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated November 1, 2011. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA). Prior to this current Technical Report, Micon has written six prior reports on the San Francisco Project for TMM since 2005.

Micon does not have nor has it previously had any material interest in TMM or related entities. The relationship with TMM is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

The requirements of electronic document filing on SEDAR necessitate the submission of this report as an unlocked, editable pdf (portable document format) file. Micon accepts no responsibility for any changes made to the file after it leaves its control.

1.2      PROPERTY DESCRIPTION AND LOCATION

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 km north of the state capital, Hermosillo. In this report, the term San Francisco Project (the Project) refers to the area within the exploitation or mining concessions controlled by TMM, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control.

The Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

TMM advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins). All the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

Timmins advises that it acquired the first seven concessions covering the San Francisco mine through its purchase of Molimentales del Noroeste de S.A. de C.V. (Molimentales) in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos, whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha. Molimentales is currently negotiating the acquisition of 800 ha from the Ejido Los Chinos, which was originally part of the exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana. This purchase agreement is in the process of being filed with the Mexican Federal Mining Registrar. Prior to this purchase, the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

Molimentales is currently completing the process of converting the aforesaid 674 communal hectares contracted with the Los Chinos Ejido into private property, and is formalizing a public purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales in 2011 with the understanding that the final public instrument would not be ready until the end of 2013 or early 2014.

The Mexican mining laws were changed in 2005 and, as a result, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions and there are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years, provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is USD 294,956. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 166,461.

1.3      ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 millimetres (mm) with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

1.4      HISTORY

After conducting exploration on the Project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the Project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Timmins acquired an option to earn an interest in the property in early 2005, whereupon Timmins conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

From 2007 to 2009, concurrent with the feasibility study which focused on re-starting the mining operations, TMM conducted exploration comprised of mainly infill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to Timmins updating the resource and reserve estimations, as well as its mine plan.

Between July, 2010 and June, 2011, Timmins conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicate that the mineralization is located in parallel mineralized bodies both along strike and at depth.

Timmins believes that the conclusion that the mineralization is located in parallel bodies may lead to further increases in the mineral resources.

1.5      GEOLOGICAL SETTING AND MINERALIZATION

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

1.6      EXPLORATION PROGRAMS

1.6.1      2011 to 2013 Exploration Programs

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853 m. Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. At the current time Timmins has completed its planned exploration drilling programs. Additional infill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit.

For the exploration drilling and other programs conducted on the San Francisco property, between July, 2011 and the end of July, 2013, Timmins has expended approximately USD 39.5 million.

1.6.2      Future Exploration Programs

In general, the 2011 to 2013 drill program was successful in converting inferred resources into the measured and indicated categories. The next drill campaign will be focused on exploring areas immediately adjacent to both pits.

A preliminary drill campaign of RC drilling was completed at the El Durazno target to the north of the San Francisco mine. The initial results were positive and it is expected that Timmins will continue with exploration drilling along the trend of the El Durazno mineralization.

Mapping and sampling is being completed on the Vetatierra and Pima targets. At the Vetatierra target gold is associated with quartz and quart-tourmaline veins with scarce sulphides hosted in a diorite intrusive and sandstone, siltstone and conglomerate of the Lower Cretaceous age. Timmins has identified targets which warrant an exploration drill program to test the presence of mineralization at depth and along strike in this target area.

Timmins is continuing with a mapping and sampling program to identify drill targets at the Pima project. The Pima project consists of a series of silver occurrences along a 3 km strike length and 500 m wide area of breccias and veins and veinlets of calcite, barite and siderite, all hosted within a sequence of limestone, siltstone and sandstone of Lower Cretaceous age. The silver values appear to be associated with values of lead, zinc, arsenic and antimony. The Pima project has been identified as a polymetallic target with a strong magnetic response which is associated with an intrusive or stockworks at depth which affect the sedimentary sequence.

Micon has reviewed TMM/Timmins’ proposal for further exploration and studies on its San

Francisco property and considers that the budget for the proposed program is reasonable. Micon recommends that TMM/Timmins implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

1.7      MINERAL RESOURCE AND RESERVE ESTIMATES

1.7.1      Mineral Resource Estimate

The block resource model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the surface at the end of September, 2013. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the previous study, in which Timmins used the indicator kriging (IK) estimation method to outline the mineral resources, Timmins has continued since the 2011 update to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes.

Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 3,907 drill holes with 380,031 intervals, amounting to 592,435 m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 303,203 m of drilling from 1,350 new holes drilled from 2011 to 2013.

Approximately 13% of the sampling intervals are greater than or equal to a 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database.

High grade outlier assays were capped at different gold grades, according to the domains. This differs from the capping value of 30 g/t gold used in the previous resource estimate.

Once Micon had audited and accepted Timmin’s block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco Project was USD 1,250 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 1.1. They are a combination of the parameters determined by Micon and Timmins, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,250/troy ounce, using the economic parameters summarized in Table 1.1, the drilling database as of July 1, 2013 and the topographic surface as of September 30, 2013. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 1.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of October 1, 2013.

Table 1.1
Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra
Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.80
	Ore mining cost	USD/t	1.80
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.40
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss felsic (4)	2.75	67.80
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophrite dike (8)	2.76	60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	57.80
	Conglomerate (12)	2.00	71.70
	General Recovery		68.00
La Chicharra Project		Costs
	Waste mining cost	USD/t	1.40
	Ore mining cost	USD/t	1.40
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.00
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	70.00
	General Recovery		70.00

     Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 1.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)

Pit Area	Cut-off Au g/t	Category	Tonnage (x1,000)	Avg. Grade Au g/t	Gold Ounces
San Francisco Mine	0.17	Measured	50,351	0.60	968,000
		Indicated	26,093	0.59	496,000
		Total Measured & Indicated	76,444	0.60	1,464,000
		Inferred*	95,830	0.46	1,431,000
La Chicharra Deposit	0.15	Measured	13,427	0.51	221,000
		Indicated	11,847	0.48	183,000
		Total Measured & Indicated	25,274	0.50	404,000
		Inferred*	26,347	0.41	351,000
Total Resources		Measured	63,778	0.58	1,189,000
		Indicated	37,940	0.56	679,000
		Total Measured & Indicated	101,718	0.57	1,868,000
		Total Inferred*	122,177	0.45	1,782,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Micon recommends that Timmins use the October 1, 2013 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco Project (San Francisco and La Chicharra deposits), as this estimate recognizes the use of a 0.17 g/t and 0.15 g/t gold cut-off, respectively as the grade at which the mineralization would meet the parameters for potential economic extraction, as defined by the CIM standards and definitions for resources.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table 1.2 have been rounded to reflect that they are estimates.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 1, 2013 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that TMM/Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

1.7.2      Mineral Reserve Estimate

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was USD 1,250 per ounce.

Mining recovery for the San Francisco deposit has been assumed to be 99%. Micon agrees with the mining recovery as it is based on actual experience at the mine.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 9.1% dilution was estimated for the San Francisco pit and 3.0% for the La Chicharra pit.

The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation.

Table 1.3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining
Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	44,952	0.559	808,000
	Probable	26,420	0.547	465,000
	Total	71,373	0.555	1,273,000
La Chicharra Pit	Proven	12,364	0.515	205,000
	Probable	7,463	0.463	111,000
	Total	19,827	0.495	316,000
Total	Proven	57,316	0.550	1,013,000
	Probable	33,883	0.528	576,000
	Total	91,199	0.542	1,589,000

San Francisco Pit	Low Grade Stockpile	6,155	0.26	51,000

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table 1.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 1, 2013 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

1.8      OPERATIONAL DATA

1.8.1      Production to Date

The San Francisco mine resumed commercial production in April, 2010. Table 1.4 summarizes production from April, 2010 to the end of September, 2013, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Timmins reports that, at September 30, 2013, there was an accumulated stockpile of 6.678 Mt at an average grade of 0.262 g/t. Table 1.5 summarizes the stockpiled material by quarter from April, 2010.

During July, 2011, Timmins tested the expansion of the crushing system to 16,000 t/d and announced that it is quickly reaching this target.

Table 1.4
San Francisco Project, Timmins Annual Production from April, 2010 to the End of September, 2013 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	11,319	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,030	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,153	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	15,410	17,168	82,332
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	91	18,833	19,640	93,282
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	27,990	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
Total		18,875,421	0.851	19,311,173	0.828	514,346	337,289	167,794	299,442	66,166,207	2.59	1,275	14,804	15,164	71,937

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 1.5
San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of July, 2013 by Quarter)

Year	Quarter	Low Grade Stockpile (Dry Tonnes)	Average Grade (g/t Gold)
2010	April - June	77,828	0.366
	July - September	24,324	0.344
	October - December	48,730	0.320
2011	January - March	395,254	0.258
	April - June	379,778	0.276
	July - September	671,185	0.276
	October - December	812,586	0.274
2012	January - March	804,585	0.271
	April - June	791,775	0.252
	July - September	842,973	0.229
	October - December	526,800	0.265
2013	January - March	399,784	0.261
	April - June	456,950	0.248
	July – September	445,603	0.255
Total		6,678,154	0.262

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

In December, 2012, a new, and additional, crushing circuit was installed for processing 6,000 t/d. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, a new expansion was made at this crushing circuit, installing an additional secondary crusher, along with a screen, for a further capacity of 2,000 t/d. Total capacity for the new crushing circuit is 8,000 t/d.

With the original plant equipment and additions mentioned, and some fine tuning being carried out currently, total crushing capacity will run at 24,000 t/d.

1.8.2      Mine Plans and Activities

For 2014 and 2015, all production is planned to be sourced from the San Francisco deposit. The average daily throughput is expected to be approximately 24,000 tonnes per day. Throughputs of 24,000 tonnes per day have been achieved as of October, 2013. Production from the La Chicharra deposit is planned to begin in early 2016. Average daily throughput from 2016 onwards is expected to be 30,000 to 32,000 tonnes per day (24,000 tonnes per day from San Francisco and 6,000 to 8,000 tonnes per day from La Chicharra). The installation of an 8,000 tonnes per day crushing unit and new leach pad at La Chicharra is scheduled to begin in late 2015, and pre-stripping at La Chicharra is scheduled to begin in early 2016.

The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit.

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan.

Timmins provides contract supervision, geology, engineering and planning and survey services, using its own employees.

1.9      PROCESSING

Ore extracted from the pit is transported in haulage trucks with a capacity of 100 tonnes, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 6,000 tonnes.

Two feeders beneath the stockpile deliver the ore to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½”. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of three tertiary crushers operating in closed circuit with ½” screens. Undersize from the screens is delivered to the leach pad.

Total throughput to date is 24,000 t/d. So far, Timmins does not have plans to increase throughput prior to the installation of the La Chicharra crushing circuit in late 2015.

The current leach pad occupies approximately 40 ha and is divided into seven sections. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts between 8 m and 12 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

The leach solution, consisting of 0.03% sodium cyanide and having a pH of 10.5 to 11, flows downward through the crushed ore, dissolving the precious metals. The solution percolates to the bottom of the lift and flows to the canal that carries the pregnant solution to a storage pond, from which it is pumped to the ADR plant. Installation of a new line of carbon columns (second ADR plant), with 5 tanks of 6 t of carbon and a flow rate of 3,500 US gpm, was completed in August, 2011, to increase the production capacity.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Due to the increase in mineral reserves and the increase in production, authorization was granted by the Mexican authorities for an additional 49 ha for the construction of a new leach pad, located next to the current pads. Currently Timmins is building an extra surface of 25 ha (Phase 3) which can receive approximately 13 Mt. Timmins expects to complete the extra surface in the last quarter of 2013. Due to the new leach pad expansion, it will be necessary to install an additional vertical pump.

1.10      CAPITAL AND CASH COSTS

1.10.1      Capital Expenditures

The San Francisco Project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad, it has now been expanded to 24,000 t/d.

Future capital expenditures over the mine life are outlined in Table 1.6, which summarizes the planned sustaining capital and deferred stripping (capitalized) costs for the 3 production phases from 2014 to 2022. The plan for development capital expenditures is also summarized in Table 1.6. The principal items of capital expenditure are:

  2014: USD 3M for La Chicharra crushing equipment; USD 2M for current primary crusher relocation.

  2015: USD 6M for new leach pad; USD 3M La Chicharra crushing circuit.

  2016: USD 12M for La Chicharra pre-stripping.

  2017: USD 2M leach pad expansion.

  2018 to 2022: USD 6M leach pad expansion (2019), USD 3M leach pad expansion (2021).

Table 1.6
Estimated Capital Expenditures as per the Production Schedule (2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Average sustaining capex	USD 2 M/yr	USD 3 M/yr	USD 2 M/yr
Average deferred strip capex	USD 2 M/yr	USD 9 M/yr	nil
Average development capex	USD 7 M/yr	USD 4 M/yr	USD 2 M/yr

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

1.10.2      Cash Costs

Timmins’ projected average cash costs per ounce over the remaining mining period from 2014 to 2022 are summarized in Table 1.7. From 2014 onwards, the forecast is based on a constant gold price of USD 1,350/oz gold and USD 20/oz Ag. The current low-grade stockpile is scheduled to be crushed and placed on the leach pad in 2021 and 2022. Costs per ounce of gold are quoted net of by-product credits.

Table 1.7
Estimated Average Cash Cost for 2014 to 2022

Description	2014 to 2015	2016 to 2020	2021 to 2022
Average cash cost per ounce	USD 758	USD 895	USD 663

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ operating cost forecasts for the life of the San Francisco Project and regards them as reasonable.

1.11      ECONOMIC ANALYSIS

Since the last Technical Report conducted on the San Francisco Project in November, 2011, TMM has meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101. For the purposes of this report, TMM is including an economic analysis for both a base case and a contingency case designed to respond to any sustained deterioration in the price of gold.

1.11.1      Economic Evaluation

Revenue projections are based on a constant gold price of USD 1,350/oz in real terms. The constant silver price assumed is USD 20/oz. The base case mine plan from 2014 to 2022 is split into three phases as summarized in Table 1.8. At a gold price of USD 1,350/oz, the estimated undiscounted, pre-tax cash flow for the life of the mine is USD 489M and the pre-tax 5% discounted NPV is USD 381M. The proposed increase in Mexican mining taxes/royalties have not been incorporated into the economic evaluation presented here, as the related legislation had not officially been enacted as of the date of the evaluation.

The proposed new Mexican mining tax, a 7.5% charge on resource companies, and as much as 8% for gold, silver and platinum, was approved by the Mexican Senate on October 31, 2013 but remains to be enacted, at the time of this report. As originally proposed the tax would be on earnings before interest, taxes, depreciation and amortization (EBITDA).

Table 1.8
San Francisco Gold Mine: Mine Plan Summary (2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Approximate average daily throughput	24k t/d	30k – 32k t/d	30k - 32k t/d
Ore source	San Francisco	San Francisco and La Chicharra	San Francisco, La Chicharra and Stockpile
Average gold grade	0.59 g/t	0.51 g/t	0.58 g/t and 0.26 g/t stockpile
Average operating strip ratio	2.4	2.7	1.4
Average total strip ratio (operating + deferred)	2.5	3.2	1.4
Average reprocessed gold from existing leach pads	18 koz (2015)	5 koz/y	0
Average gold production	121 koz/y	135 koz/y	130 koz/y (2021), 53 koz/y (2022)
Average cash cost/oz (by-product)	USD 758	USD 895	USD 663
Average sustaining capital	USD 2 M/y	USD 3 M/y	USD 2 M/y
Average AISC/oz, site level (by-product)	USD 775	USD 918	USD 674
Average deferred strip capex	USD 2 M/yr	USD 9 M/yr	nil
Average development capex	USD 7 M/yr	USD 4 M/yr	USD 2 M/yr
Average AIC/oz, site level (by-product)	USD 846	USD 1,016	USD 686
Gold price/ounce, assumed	USD 1,350	USD 1,350	USD 1,350
Average annual net cash flow (excl. taxes, royalties)	USD 61 M/y	USD 44 M/y	USD 82 M/y, USD 37 M/y

Note, Assumptions: (1) Average total costs of USD 10.75/t for San Francisco and La Chicharra; (2) Average life-of-mine heap leach recovery of 68% for San Francisco and 70% for La Chicharra; (3) Operating costs for La Chicharra are approximately 20% lower than San Francisco due to lower work index. (4) Reprocessing costs – USD 60/oz. (5) Stockpile re-handling costs – USD 0.30/t.
Table provided by Timmins Goldcorp Mexico, S.A. de CV.

1.11.2      Sensitivity Analysis

The economics of the San Francisco Project are more sensitive to changes in the factors that influence revenue than the factors which influence cost. The principal factors influencing revenue are gold price, ore grade and metallurgical recovery.

As noted in the previous November, 2011 Technical Report, the sensitivity data suggest that the San Francisco Project is economically attractive at a gold price of USD 900/oz or higher. The sensitivity of Project economics to changes in ore grade or metallurgical recovery is approximately the same as the sensitivity to changes in gold price.

Project economics are moderately sensitive to variations in overall operating cost but, with the relatively low level of forecast capital expenditure, variations in life-of-mine capital have little effect on overall economics. Table 1.9 summarizes the base case sensitivity analysis of the San Francisco Project to variations in gold price at a pre-tax 5% and 10% net present value (NPV).

Table 1.9
Base Case Sensitivity Analysis to Gold Price at a Pre-tax 5% NPV and 10% NPV

Gold price (USD/oz)	1,100	1,200	1,300	1,400	1,500
5% NPV (USD M)	148	240	332	423	515
10% NPV (USD M)	92	149	206	264	321

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

1.11.3     Contingency Plan for Sustained Low Metal Prices

TMM has in place a mine plan that could be executed in the event of a sustained gold price reduction.

In the contingency case, there would be no crushing expansion from the current 24,000 t/d and the development and production of the La Chicharra pit would not proceed. All ore would be obtained from the San Francisco pit. This results in a significant reduction in capital outlay (pre-stripping, crushing equipment, etc.).

The base case and contingency case have identical mine plans until 2016. As 2016 approaches, TMM will review and assess the contingency case. By maintaining flexibility in its operations, TMM should be well-positioned to continually assess and adjust those operations to the prevailing gold price.

1.12      CONCLUSIONS AND RECOMMENDATIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of September, 2013, Timmins had sold 299,442 ounces of gold and 170,403 ounces of silver.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining production targets, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities, including the planned expansion, and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the proposed exploration program for the property and, in light of the observations made in this report, supports the concepts as outlined by TMM/Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco Project merits further exploration and that TMM/Timmins’ proposed exploration plans are properly conceived and justified.

Micon agrees with the general direction of TMM/Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that Timmins continues to conduct some exploration on the other areas of mineralization on the property, as well as to the east-southeast of the San Francisco pit, in order to continue to realize the full potential of its property.

2)	Micon recommends that Timmins continues to optimize costs, where applicable, in the current precious metal market.

2.0      INTRODUCTION

At the request of Mr. Arturo Bonillas, President and Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. (TSX-V:TMM) (Timmins/TMM), Micon International Limited (Micon) has been retained to provide an audit of the current internal resource and reserve estimates and an update of its 2011 Technical Report on the San Francisco Gold Project (San Francisco Project) in the state of Sonora, Mexico. The previous Micon Technical Report was entitled “NI 43-101 Technical Report on the Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico” and dated November 1, 2011. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA).

TMM advises that it holds its interest in the San Francisco property through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins), which holds thirteen mining concessions through a wholly-owned subsidiary, Molimentales del Noroeste de S.A. de C.V. (Molimentales).

In this Technical Report, TMM and its subsidiary Timmins are used interchangeably and for the purposes of the report are considered to be one and the same.

The current study is based on the resource and reserve estimates and mine plan prepared in-house by Timmins and Molimentales personnel and their consultants. Micon has audited the resource and reserve estimates as well as conducting a review of the mine plan and its various components. The material in this report was derived from a number of sources in addition to the material provided by TMM/Timmins and these sources are noted in Section 28 of this report.

Micon’s most recent site visit was conducted between August 12 and 16, 2013, during which the resources and reserves, as well as various aspects of the operation and mine plan, were discussed. The current and future exploration programs were also discussed. The site visit included a tour through the open pit, leach pad, crushing circuit and the process plant. The previous Micon site visit was conducted between July 18 and 21, 2011.

In addition to the site visit, discussions were held between July 16 and 18, 2013 in Toronto with Timmins personnel regarding the parameters for the mineral resource estimate, as well as other topics related to the audit and preparation of this Technical Report.

The qualified persons responsible for the preparation of this report are William J. Lewis, B.Sc., P.Geo., Alan J. San Martin, MAusIMM(CP)., Mani Verma, P.Eng. and Richard M. Gowans, P.Eng.

Messrs. Verma, San Martin and Lewis conducted the 2013 site visit. Mr. Lewis conducted the previous July, 2011 site visit. Mr. Gowans conducted his desk top review in Toronto, based on the information provided to him by TMM/Timmins.

Mr. Lewis, a Senior Geologist with Micon, is responsible for the independent summary and review of the exploration on the San Francisco Project, the comments on the propriety of Timmins’ exploration drilling program, the plans and budget for the next phase of exploration and the review of Timmins Quality Assurance/Quality Control (QA/QC) program at the mine site. Mr. Lewis and Mr. San Martin, a Mineral Resource Modeller with Micon, conducted the review and audit of the resource estimate.

Mr. Verma, an Associate Mining Engineer with Micon, is responsible for the review of the mine plan, production scheduling, operations and the terms of the existing mining contract. Mr. Verma also reviewed the capital and operating cost estimates for the Project and compiled the discounted cash flow and sensitivity analyses used to evaluate Project economics. Mr. Gowans, President and Principal Metallurgist of Micon, reviewed the metallurgical aspects of the San Francisco Project.

All currency amounts are stated in US dollars (USD) or Mexican pesos (MXN), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, Imperial units have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. A list of abbreviations is provided in Table 2.1. Appendix 1 contains a glossary of mining and other related terms.

The review of the San Francisco Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of TMM/Timmins or its consultants. Much of these data came from reports prepared and provided by TMM/Timmins.

Micon does not have nor has it previously had any material interest in TMM, Timmins or related entities. The relationship with TMM and Timmins is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report. This is the seventh Technical Report written by Micon on the San Francisco Project for TMM since 2005.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

Table 2.1
List of Abbreviations

Name	Abbreviation	Name	Abbreviation
Accurassay Laboratories	Accurassay	Metre(s)	m
Acme Analytical Laboratories Ltd.	ACME	Mexican peso	MXN
Adsorption/desorption/reactivation	ADR	Micon International Limited	Micon
ALS-Chemex Laboratories	ALS-Chemex	Million (eg million tonnes, million ounces, million years)	M (Mt, Moz, Ma)
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Milligram(s)	mg
Canadian National Instrument 43-101	NI 43-101	Millimetre(s)	mm
Canadian Securities Administrators	CSA	Molimentales del Noroeste de S.A. de C.V.	Molimentales
Centimetre(s)	cm	North American Datum	NAD
Compania Fresnillo S.A. de C.V.	Fresnillo	Net present value, at discount rate of 8%/y	NPV, NPV8
Defiance Mining Corporation	Defiance	Net smelter return	NSR
Degree(s), Degrees Celsius	[o] ,[o] C	Not available/applicable	n.a.
Digital elevation model	DEM	Ounces (troy)/ounces per year	oz, oz/y
Dirección General de Minas	DGM	Parts per billion, part per million	ppb, ppm
Discounted cash flow	DCF	Percent(age)%
Diversified Drilling, S.A. de C.V.	Diversified	Quality Assurance/Quality Control	QA/QC
Explotaciones Mineras Del Noroeste S.A. de C.V.	Explotaciones Mineras	Run of mine	ROM
Geomaque de Mexico, S.A. de C.V.	Geomaque de Mexico	Servicios Industriales Peñoles, S.A. de C.V.	Peñoles
Geomaque Explorations Inc.	Geomaque	SGS Mineral Services	SGS
Golder Associates Ltd.	Golder Associates	Sol & Adobe Ingenieros Asociados S.A. de C.V.	Sol & Adobe.
Grams per metric tonne	g/t	Specific gravity	SG
Hectare(s)	ha	Square kilometre(s)	km2
Hour	h	System for Electronic Document Analysis and Retrieval	SEDAR
Inch(es)	in	Three-dimensional	3-D
Independent Mining Consultants, Inc.	IMC	Timmins Gold Corp.	TMM
Inductively Coupled Plasma – Emission Spectrometry	ICP-ES	Timmins Goldcorp Mexico, S.A. de C.V.	Timmins
Internal diameter	ID	Tonne (metric)/tonnes per day, tonnes per hour	t, t/d, t/h
Internal rate of return	IRR	Tonne-kilometre	t-km
Impuesto al Valor Agregado (or VAT)	IVA	Tonnes per cubic metre	t/m3
Kappes, Cassiday and Associates	Kappes Cassiday	TSL Laboratories Inc.	TSL
Kilogram(s)	kg	United States Dollar(s)	USD
Kilometre(s)	km	US gallons per minute	USGM
Life of mine	LOM	Universal Transverse Mercator	UTM
Litre(s)	L	Value Added Tax (or IVA)	VAT or IVA
McCelland Laboratories Inc.	McCelland	Year	y
METCON Research Inc.	METCON

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The requirements of electronic document filing on SEDAR necessitate the submission of this report as an unlocked, editable pdf (portable document format) file. Micon accepts no responsibility for any changes made to the file after it leaves its control.

3.0      RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by TMM and Timmins, its consultants and the previous operator of the Project, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out an extensive program of sampling and assaying on the property. Previous sampling (Lewis, 2006) was conducted to independently substantiate the mineralization at the San Francisco Project and further samples were not obtained during the 2006, 2007, 2010, 2011 or 2013 site visits. Micon does not believe that further independent sampling of the mineralization at the San Francisco Project is warranted for a Technical Report, as the Project is currently an operating mine and the production records are a more reliable indication of the mineralization.

Micon has reviewed and audited the work conducted by TMM and Timmins on the resource and reserve estimates, the mine plan and other material related to the operating San Francisco mine. While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Timmins’ presentation of the Project data, including data from the previous operator, in formulating its opinion with respect to the San Francisco property.

Micon offers no legal opinion as to the validity of the title to the mineral concessions claimed by TMM and its wholly-owned Mexican subsidiaries, Timmins and Molimentales. A description of the property, and ownership thereof, is provided for general information purposes only. A legal opinion regarding the mineral concessions and its subsidiaries was provided to Micon by Timmins for the November, 2011 Technical Report. The legal opinion, which was included as Appendix 2 in the 2011 report, was prepared in conjunction with the public offering of common shares held by funds managed or advised by Pacific Road Capital Management Pty. Limited. The legal opinions were dated July 12 and 15, 2011 and were prepared and executed by Roberto Herrera Piñon in Hermosillo, Mexico. The legal opinions were not updated for this Technical Report and Micon has relied upon Timmins for the information regarding title to the mineral concessions.

The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements are provided for information purposes only and Micon offers no opinion in this regard.

The existing contracts regarding the sale of bullion and any other products produced by the Timmins operations have been described where required by NI 43-101 regulations. These statements are provided for information purposes only and Micon offers no opinion regarding the legal interpretation of these contracts.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various organizations and companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report rely in part on data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Timmins.

The information provided to Timmins was supplied by reputable companies and Micon has no reason to doubt its validity.

Micon is pleased to acknowledge the helpful cooperation of Timmins management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Some of the figures and tables for this report were reproduced or derived from historical reports written on the property by various individuals and/or supplied to Micon by TMM and Timmins. Most of the photographs were taken by the authors of this report during their respective site visits. In the cases where photographs, figures or tables were supplied by other individuals or TMM and Timmins they are referenced below the inserted item.

4.0      PROPERTY DESCRIPTION AND LOCATION

4.1      GENERAL

Timmins’ San Francisco property is located in the north central portion of the Mexican state of Sonora, which borders on the American state of Arizona, and is approximately 150 km north of the city of Hermosillo, the capital of Sonora. The latitude and longitude for the Project site are approximately 30°21’13” N, 111°06’52” W. The UTM coordinates are 3,357,802 N, 489,017 E and the datum used was NAD 27 Mexico. The Project is located 2 km west of the town of Estación Llano and is accessed via Mexican State Highway 15 (Pan American highway) from Hermosillo.

The term San Francisco Project refers to the area related to the exploitation concessions controlled by TMM, while the term San Francisco property refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control. The location of the San Francisco property is shown in Figure 4.1.

4.2      OWNERSHIP

TMM advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary. All the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

The information for the thirteen concessions is summarized in Table 4.1. A map of the mineral concessions for the San Francisco property is provided in Figure 4.2.

Timmins advises that it acquired the first seven concessions, covering the San Francisco mine, through its purchase of Molimentales in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (an Ejido) in Mexico called Los Chinos, whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

Figure 4.1
San Francisco Project Location Map

micon international limited | mineral industry consultants

Table 4.1
San Francisco Project, Summary of Mineral Concessions (with Fees for 2014 noted)

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type[2]	Area (hectares)	Location Date	Expiry Date[2]	Bi-Annual Fee (USD)[3]
San Francisco	198971	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	48.0000	Nov 13, 1993	Feb. 10, 2044	500
San Francisco Dos	209618	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	315.6709	Dec 4, 1996	Aug. 2, 2049	3,282
San Francisco Cuatro	219301	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	5,189.7041	Aug 18, 2000	Feb. 25, 2053	53,947
Llano II	197203	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 18, 2043	5,198
Llano III	197202	Molimentales del Noroeste, S.A de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 26, 2043	5,198
Llano IV	222787	Molimentales del Noroeste, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concessio	500.0000	May 17, 2004	Aug 30, 2054	4,442
Llano V	222788	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	May 17, 2004	Aug 30, 2054	4,442
Timmins	226519	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	337.0000	Aug. 26, 2005	Jan. 23, 2056	1,992
Timmins III Fraccion 1	227237	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	346.0004	Feb. 15, 2006	May 25, 2056	2,044
Timmins III Fraccion 2	227238	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	54.2835	Feb. 15, 2006	May 25, 2056	321
Timmins II Fraccion Sur[1]	228260	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	20,370.0604	Nov. 17, 2005	Mar. 13, 2056	120,320
Pima[1]	228261	Timmins Goldcorp México, S.A. de C.V.	486,058.775 E 3,375,493.728 N	Mining Concession	15,772.0000	Nov. 17, 2005	Mar. 13, 2056	93,160
La Mexicana	191137	Molimentales del Noroeste, SA de CV	487,910,487 E 3'363,995.686 N	Mining Concession	10.0000	April, 29, 1991	April 28, 2041	110
Total:	-	-	-	-	**44,442.7193**	-	-	**294,956**

Notes:

[1] The Timmins II claim, originally staked with a surface of 39.403.0000 ha., was titled for the Direccion General de Minas (DGM), after survey works, with a surface of 36,142.0604 ha. In 2008, due to a change in exploration strategy, the Timmins II claim was divided into two claims, Timmins II Fraccion Sur and Pima.

[2] In 2006 the mining law was modified and the distinction between exploitation concessions and exploration concessions was abolished. Therefore all concessions granted by the DGM as of 2006 are legally "mining concessions". The amendment to the mining law also granted the new mining concessions for a term of 50 years which is the same length of time granted to the old exploitation concessions under the mining law before the amendment.

[3] Fees are estimated in US dollars based on payments in 2013, (now paid). Inflation and other factors are considered by the Mexican government each year. For 2014, not only is inflation considered in the increased fees for 2014, (estimated at 5%), but it considers that some concessions will enter their 7th year which also correspond to the period of the highest taxes

26

Figure 4.2
San Francisco Property (Concessions) Map Updated

In September, 2011, Molimentales acquired 732 ha from Ejido Los Chinos, which was originally part of the exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

The information for the regional mineral concessions staked by Timmins is summarized in Table 4.2. A map of the regional concessions is provided in Figure 4.3.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor, Mr. Agustin Albelais, a buy-out price of USD 250,000. This purchase agreement was filed with the Mexican Federal Mining Registrar. The La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

Molimentales is currently completing the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Los Chinos Ejido into private property, and formalizing a purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales, in 2011, with the understanding that the final public instrument (public bill of sale under Molimentales’ name) would not be ready until the end of 2013 or early 2014.

4.3      MEXICAN MINING LAW

When the Mexican mining law was amended in 2006, all mineral concessions granted by the Dirección General de Minas (DGM) became simple mining concessions and there was no longer a distinction between mineral exploration or exploitation concessions. A second change to the mining law resulted in all mining concessions being granted for a period of 50 years, provided that the concessions remained in good standing. As part of the second change all former exploration concessions which were previously granted for a period of 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable, provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee, payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco

Table 4.2
San Francisco Project, Summary of the Regional Mineral Concessions (with Fees for 2014 Noted)

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type	Area (hectares)	Location Date	Expiry Date	Bi-Annual Fee (USD)
Norma	229257	Timmins Goldcorp Mexico, SA de CV	452,096,625 E 3,365,740.855 N	Mining Concession	15,568.8073	March, 27th 2007	March 26, 2057	45,993
Patricia	229241	Timmins Goldcorp Mexico, SA de CV	423,787.078 E 3,333,878.085 N	Mining Concession	3,539.4141	March 23th 2007	March 26, 2057	10,457
El Exito	236707	Timmins Goldcorp Mexico, SA de CV	472,205,063 E 3,348,823,297 N	Mining Concession	5,725.4177	Aug, 24th 2010	24/8/60	8,407
El Picacho	11 claims	Timmins Goldcorp Mexico, SA de CV	472,205,063E 3,348,823,297N	Mining Concession	702.9442	From 1993 to 2000	From 2043 to 2050	7,312
TMM Fraccion I	082/34575	Timmins Goldcorp Mexico, SA de CV	459,380.873 E 3,386,624.147 N	Mining Concession	62,805.0000	Oct,15th 2010	2060	50,401
TMM Fraccion II	082/34575	Timmins Goldcorp Mexico, SA de CV	459,380.873 E 3,386,624.147 N	Mining Concession	9,156.0000	Oct,10th 2010	2060	6,501
TMM Fraccion III	082/34575	Timmins Goldcorp México, SA de CV	459,380.873 E 3,386,624.147 N	Mining Concession	64.0000	Oct, 10th 2010	2060	3,072
Dulce I	082/34593	Timmins Goldcorp Mexico, SA de CV	503,058.158 E 3’384,863.624 N	Mining Concession	4,325.6836	Nov, 5th 2010	2060	17,579
Timmins Este	082/36175	Timmins Goldcorp México, S.A. de C.V.	492,262.174 E 3’359,796.801 N	Mining Concession	31,172.5195	May, 6th 2011	2061	3,097
Pima Sur	238033	Timmins Goldcorp México S.A. de C.V.	472,205,063 E 3,348,823.297 N	Mining Concession	19,219.8624	July, 11th 2011	July, 12th 2061	13,642
Total:	-	-	-	-	152,279.6488	-	-	166,461

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Notes:

The Picacho property comprises a group of 11 claims under an option contract with Timmins Goldcorp Mexico. The area covered for these claims is a total of 702.9442 ha. The 11 claims comprising the El Picacho group are: El Rincon, El Sol, El Zapo Fraccion 1, El Zapo Fraccion 2, La Uno, El Uno A, El Uno D Rincon Dos, El Mar and El Rin.

micon INTERNATIONAL LIMITED | mineral industry consultants

Figure 4.3
San Francisco Project Regional Mineral Concessions Map

400,000 E
440,000 E
480,000 E
3420,000 N
3380,000 N
3340,000 N
N
TMM FRACC 2
TMM FRACC 1
TMM FRACC 1
EL CHANATE
LA JOJOBA
LLUVIA DE ORO
DULCE 1
PIMA
EL DURAZNO
NORMA
PIMA SUR
TIMMINS
SAN FRANCISCO MINE
TIMMINS ESTE
EL EXITO
EL BOLUDO
EL PICACHO
CERRO COLORADO
LAS ANIMAS
PATRICIA
EXPLANATION
San Francisco Property
Regional Concessions
Graphic Scale
0
15 km

30

operations is USD 294,956. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 166,461.

All mineral concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the DGM within 60 days of staking. Once this is completed the DGM will usually grant the concession. The starting point (white cairn on the hilltop) for one of the mineral concessions comprising the San Francisco Project is shown in Figure 4.4.

Figure 4.4
View of the Starting Point for One of the Concessions on the San Francisco Property

Photograph taken during the 2005 Micon site visit.

4.4      PERMITTING AND ENVIRONMENTAL

Since the San Francisco Project is located on a number of concessions upon which mining has previously been conducted, all exploration work continues to be covered by the environmental permitting already in place and no further notice is required to be given to any division of the Mexican government. The specific environmental permitting of the San Francisco mine site was obtained in December, 2007, via an environmental assessment, and it is valid for the duration of the seven mining concessions that comprise the mine, provided that Molimentales keeps the permitting in good standing. Water for any drilling programs at the San Francisco Project is obtained from the on-site water wells.

Micon is unable to comment on any remediation which may have been undertaken by previous owners. Environmental studies and permitting by TMM for its San Francisco Project are discussed in Section 20 of this report.

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      ACCESSIBILITY

The San Francisco property is readily accessible from Hermosillo, the state capital of Sonora, via Mexican State Highway 15 (Pan American Highway). The property is 150 km north of Hermosillo and is 120 km south of the United States/Mexico border city of Nogales, also on Highway 15. The San Francisco mine site is 2 km west of the town of Estación Llano. The major population centre for the region is Magdalena de Kino (Magdalena) to the north, with a population of over 50,000 inhabitants. Figure 5.1 is a view of the San Francisco mine from Highway 15 driving south towards Hermosillo.

Figure 5.1
San Francisco Mine as Viewed from Highway 15 Driving South

Photograph taken during the August, 2013 Micon site visit.

The mineral concessions are located approximately due west and north of Estación Llano, with the closest accommodations being in Santa Ana, a small city located to the north on Highway 15.

5.2      LOCAL RESOURCES AND INFRASTRUCTURE

Timmins maintains guarded gates across the access road to the mine and immediate Project area. Exploration can be conducted year round, with the desert monsoon season occurring between July and September. Materials needed to supply the mine are transported by either truck (utilizing Mexican State Highway 15) or by rail (utilizing the Ferrocarril del Pacifico railway), both of which pass through the community of Estación Llano.

Timmins has been granted the temporary occupation of surface rights at the San Francisco mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation. The current surface rights are more than adequate to cover the infrastructure, mining and stockpile areas needed for the life of the Project.

Water for the drilling programs is available from three wells located on the mine site. The water table in the area of the mine is approximately 25 m below the surface. A typical water well is shown in Figure 5.2.

The surrounding cities and towns supply the majority of the workers, with the professional staff coming from other parts of Mexico.

The site contains all of the necessary infrastructure to maintain and operate the equipment and mine.

Figure 5.2
View of a Water Well Located on the San Francisco Project

Photograph taken during the 2006 Micon site visit.

5.3      CLIMATE AND PHYSIOGRAPHY

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 mm, with an upper extreme of 880 mm.

The wet season or desert monsoon season is between July and September and heavy rainfall can hamper exploration at times.

The San Francisco property is situated within the southern Basin and Range physiographic province, which is characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. San Francisco is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket. The state of Sonora is well known for its mining and cattle industries, although US manufacturing firms are starting to move into the larger centres as a result of the North American Free Trade Agreement (NAFTA). See Figure 5.3 for a view of the desert surrounding the San Francisco Project, between the distant hills, as viewed driving south towards the project from the community of Santa Ana.

Figure 5.3
View of the Sonora Desert Surrounding the Property

Photograph taken during the 2013 Micon Site Visit.

6.0      HISTORY

6.1      SAN FRANCISCO PROPERTY AND GOLD MINE

The San Francisco gold mine is a past producing heap leach operation which was in production originally between 1995 and 2002. However, during the last two years of operation, gold was being recovered from the leach pads only, with no mining being conducted from the San Francisco and La Chicharra open pits.

Placer mining and small scale underground mining began in the San Francisco mine area during the early 1940s. This limited work drew Fresnillo to the area in 1983. In 1985, three diamond drill holes and 30 conventional percussion drill holes were completed on the property. The results of these drill holes were encouraging enough to warrant additional diamond drilling during 1986. In 1987, 540 m of underground development was conducted, including a decline and a number of drifts and cross-cuts. The decline was completed to the 685 m elevation above sea level, where numerous 1.8 by 1.5 m drifts and cross-cuts were developed. Fresnillo drilled 10 diamond drill holes and 25 reverse circulation drill holes in 1988, and an additional 226 reverse circulation holes in 1989. Metallurgical testing and an induced polarization survey were also completed in 1989. In 1990 and 1991, Fresnillo completed an additional 108 reverse circulation drill holes. Fresnillo decided to sell the property in 1992, at which time it was acquired by Geomaque. See Figure 6.1 for an example of one of the rotary drill site locations southeast of the main pit. As part of the Geomaque purchase, Fresnillo retained a 3% NSR royalty and the option to re-acquire a 50% interest by paying Geomaque twice the amount which it had expended. Geomaque completed a feasibility study in 1993 and drilled a further 69 reverse circulation drill holes in 1994. Geomaque acquired the NSR royalty and option back from Fresnillo in 1995 for USD 4,700,000.

Geomaque conducted its activities in Mexico through its subsidiaries, Geomaque de Mexico, S.A. de C.V. (Geomaque de Mexico) and Mina San Francisco, S.A. de C.V. (Mina San Francisco).

Geomaque began construction of the San Francisco mine in 1995, with production beginning late in that year. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional reserves, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit, which is located west of the San Francisco pit.

The San Francisco area contained the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The La Chicharra zone was mined during the last two years of production as a second pit.

Figure 6.1
Location of One of the Rotary Drill Sites Located to Southeast of the Main Pit

Mining ended and the operation entered into a leach only mode in November, 2000. In May, 2002, the last gold pour was conducted, the plant was mothballed, and clean-up activities at the mine site began. See Figure 6.2 for a photographic overview of the San Francisco pit and leach pad taken from a hill to the southwest of the mine site prior to the current phase of production.

Figure 6.2
View of the San Francisco Gold Mine with Estación Llano in the Background

In 2001, to settle debts related to lease arrangements of construction equipment to Geomaque de Mexico, Butler Machinery Co. (Butler) accepted a payment of USD 500,000, the proceeds in excess of USD 500,000 on the sale of certain equipment from the San Francisco mine and a 1% net smelter return (NSR) royalty on any future gold production from the unmined resources in the main pit of the San Francisco mine. No present value was ascribed to the rights at the time of the agreement. Micon has been advised by Timmins that the agreement between Geomaque and Butler has ended and that it has received an opinion that the property was transferred to Molimentales free of any royalties. It is the opinion of Timmins solicitors that Timmins has free and clear title to the equipment on the property and no obligations to pay any NSR royalties.

Geomaque signed a Surface Rights Agreement with a group of rights holders (the Ejido Jesus Garcia Heroe De Nacozari (Ejido Jesus Garcia)). Based on a letter agreement dated July 7, 1999, the Ejido Jesus Garcia agreed to transfer to the company a surface area of 800 ha, for a total consideration of USD 1,000,000, of which USD 75,000 was due and payable on signing of the agreement. The letter agreement and its efficacy were the subject of litigation between Geomaque and the Ejido Jesus Garcia, whereby the company sought to have the agreement declared void, its deposit returned and other remedies, and the Ejido Jesus Garcia sought to have the agreement held effective and sought, inter alia, the payment of the balance of the purchase price and other relief.

In the summer of 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance).

On November 24, 2003, Defiance sold its Mexican subsidiaries, Geomaque de Mexico and Mina San Francisco, to the Astiazaran family and their private Mexican company for a total consideration of USD 235,000. The Mexican subsidiaries held the San Francisco gold mine and the sale relieved Defiance of long-term liabilities totalling USD 1,900,000, including a USD 925,000 surface rights purchase obligation, approximately USD 760,000 in reclamation provisions and other payables totalling USD 263,000. The litigation of the surface rights between the Ejido Jesus Garcia and Geomaque de Mexico was settled in favour of Geomaque de Mexico on January 20, 2005. Geomaque de Mexico was granted by the DGM the temporary occupation of surface rights at the San Francisco mine for the duration of the exploitation concessions.

Since June, 2006, the Astiazaran family and their company, Desarrollos Prodesa S.A. de C.V. (Prodesa) have retained ownership of the waste dumps and the original leach pads, and have been extracting sand and gravel intermittently for use in highway construction and other construction projects. See Figure 6.3 for a view of gravel extraction from the original leach pads at the San Francisco mine site. The extraction of sand and gravel material from the original leach pads was ongoing during Micon’s July, 2011 site visit to the San Francisco mine.

Figure 6.3
Extraction of Gravel from the Original Leach Pads for Construction Use

TMM was incorporated on March 17, 2005 under the Business Corporations Act of British Columbia. TMM originally acquired the exploitation concessions covering the San Francisco Project through its wholly-owned Mexican subsidiary, Timmins, via an option agreement with Geomaque de Mexico on April 18, 2005. That option agreement was subsequently superseded by an acquisition agreement. Initially, Timmins had the option to earn a 50% interest in the exploitation concessions by spending USD 2,500,000 on exploration and development over a two-year period and, after Timmins had earned its interest, the property would be operated as a joint venture with Timmins as the operator.

In a press release dated March 19, 2007, TMM announced that it had agreed to increase its interest from 50% and had entered into an agreement to acquire a 100% interest in Molimentales, a company specifically formed to own 100% of the past producing San Francisco mine.

On October 29, 2007, TMM announced, in a press release, that it had paid the full and final USD 2.5 million to complete the acquisition of the San Francisco mine.

During August and September, 2005, Timmins conducted a drilling program comprised of 14 reverse circulation (RC) holes, based on the results of previous drilling conducted by both Fresnillo and Geomaque. The 2005 RC drilling program focused on confirming and exploring extensions of the gold mineralization to the northwest and southeast of the existing San Francisco pit. The results of the drilling program confirmed the extension of the gold mineralization to the northwest beyond the limits of the pit and the presence of a higher grade gold zone. To the southeast, the 2005 drilling results did not confirm the previous drilling conducted by Geomaque, with only erratic values detected. However, drill hole TF-06 ended in 6.10 m averaging 2.817 g/t gold and this drill hole will be re-interpreted as part of a future exploration program focusing on reassessing the mineralization to the southeast.

In 2006, Timmins conducted an intensive exploration drill program which was based on the analysis of Geomaque’s drilling results, the 2005 Timmins drill results, the geological and geochemical data and a structural re-interpretation of the gold mineralization controls within the known deposit. The drilling program consisted of 28 reverse circulation and 28 diamond drill holes within three general target areas. The first area covered by the drilling program was the immediate area north and northwest of the existing San Francisco pit, with a particular emphasis placed on drilling in the area covered by the former crusher. The second area covered by the 2006 drilling program was located to the north and south of the La Chicharra pit. The La Chicharra pit was the second pit mined by Geomaque at the Project site and is located west of the San Francisco pit on the other side of a small mountain. The third area covered by the drill program investigated places where direct observations by Timmins geologists and previous geological mapping indicated favourable lithology, hydrothermal alteration and geochemical results for the continuation of the mineralization. The details of the 2006 exploration program and its results were discussed in a February, 2007, Technical Report entitled “NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estación Llano, Sonora, Mexico.” This report was filed on the SEDAR website on February 27, 2007 by TMM.

During 2007, Timmins conducted field work and exploration drilling to evaluate the extent of the gold mineralization in other zones on the property. This program was primarily concentrated to the north of the existing San Francisco pit limits and to the north of the La Chicharra pit. Forty holes totalling 4,838 m of core drilling were completed in this program which also included 1,327 m of condemnation drilling west of the original leach pads. In the “NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico” dated on March 31, 2008, a portion of this work was included, but not the conclusions and interpretation of the geophysical and geochemical survey.

The geochemical survey results were not available for the March, 2008, report; they are discussed here for completeness in reporting the program results. In 2007 and early 2008, geochemical surveys were conducted over the area occupied by the package of igneous and metamorphic rocks within the concessions. A total of 222 chip samples and 2,697 soil samples were collected. The sampling covered an area of just over 60 km2 using a sampling grid of 100 m x 50 m, oriented 25° E. Most of the area is covered by alluvium and the presence of the igneous-metamorphic package has been interpreted and defined from isolated outcrops distributed in the area (80 km2).

The results confirmed the targets already identified from historical shallow underground workings developed by former miners along quartz veins containing high gold values. Extending sampling along the dominant structural trend allowed for new interpretations to identify possible conduits which could be feeder zones. The area covering the favourable lithologic unit between the San Francisco and La Chicharra pits was broadly sampled to identify further potential targets.

During May, 2007, Timmins contracted the Mexican Geological Service to survey 1,227 km of high resolution aeromagnetic lineaments and radiometry and acquired raw data for a further 1,569 km previously surveyed by the same institution which fully covered the surface of the property, over 40,000 hectares. The resolution of the data varies due to the flight height, which ranged between 75 and 100 m, with the lines spaced every 100 m. Information sets were given to Engineering Zonge in Tucson for processing and interpretation.

The conclusion of this study was the definition of the indicative structural lineaments of the tectonic sequence in northern Sonora. For the San Francisco Project these lineaments should be correlated with geological and geochemical controls, combined with geological mapping and geochemistry, to identify the best exploration targets for gold and other types of mineralization, particularly in the northern portion of property where the metamorphic package hosts the El Durazno and La Pima mineral areas which are favourable for silver deposits and base metals in a replacement environment within the limestone rocks.

With a view to a more detailed interpretation as mentioned by Zonge in its conclusions, a Natural Source Audio-Frequency Magnetotelluric (NSAMT) survey was completed on the San Francisco mine along the lines 200E, 0, 800W, 1,000W, 1,200W, 1,400W, 1,600W and on the La Chicharra pit along the lines 2,500W and 2,700W. A total of 19.2 km of coverage in 10 survey lines with dipoles of 25 m was completed. Two lines were 2,400 m long and the remainder were 1,800 m.

Lines 800W and 1,000W oriented along the main mineralized zone in the San Francisco pit and line 2,700W on the main mineralized zone of La Chicharra were conducted with the aim of obtaining a geophysical signature for the mineral deposits of San Francisco.

The ten NSAMT lines completed on the San Francisco Project provide a detailed image of resistivity changes relating to geology in the vicinity of the San Francisco open pit mine. As this area is centred on a shear zone associated with a thrust fault, the geology is complex. Intrusive rocks are present as pegmatites, granites and gabbros. Gneiss and schist, with what is assumed to be various degrees of alteration, are also present in this zone. Rock property measurements indicate that the resistivities differ between rock types, ranging from intrusive to a metamorphosed host.

In the shear zone, gold is associated to some degree with granite, gneiss and gabbro rocks. Both the La Chichara and the San Francisco pits are located in zones with conductive contacts, however, in contrast, these locations are associated with moderately resistive areas. This difference indicates that, while surface resistivities are high, there is differentiation between resistive rocks (intrusive?) and more conductive rocks (pegmatite or altered rock?) at moderate depth.

Individual 2-D vertical imaged sections suggest that resistive and conductive banding, identified in the vicinity of the San Francisco mine, dips to the northeast. Recent drilling indicates that gold values are typically associated with pyrite in the more resistive intrusive rocks. Except possibly along contacts, conductive geology (possibly altered host rock) may not be important. The resistive trend coincident with the San Francisco peak may be due to the presence of gold in this area, but is not the focus of this Project. The shear zone associated with the thrust fault defines the area hosting gold.

The magnetic and radiometric data provide a different view of the geology. Magnetic high values are associated with the San Francisco pit. The contact between magnetic highs and magnetic lows appears to match the resistive trends identified previously. In contrast to the San Francisco pit, the La Chicharra pit is located in a zone of magnetic lows. The difference here could simply be due to the intrusive rock hosting primary gold values in each pit. For example, the rock properties demonstrate that the gabbro (at 550 uCGS) has over 100 times the magnetic susceptibility of granite (at 3 uCGS). However, drilling results along Line 800 suggest that both rock types may host gold. Based on these observations, it would be expected that the granite would be the primary source of gold in the San Francisco pit, with gabbro at the La Chicharra pit. Gneiss may host gold at either site.

Radiometric data identify trends that match changes in the Total Magnetic Field plan view map, as well as resistive-conductive trends. Radiometric gamma radiation is strongly controlled by conditions at the surface, as radiation from deeper sources is absorbed by overlying geology. The thorium gamma count appears to identify patterns of surface weathering that may relate to outcropping structures. Magnetic and radiometric data in the vicinity of the La Chicharra and San Francisco pits may be controlled by the thrust fault passing through this zone (the 2-D NSAMT imaged sections for Lines 800, 1,400 and 1,600 identify similar contacts associated with this thrust fault, which dip to the northeast). While the San Francisco peak is centred between NSAMT Lines 1,400 and 1,600, the peak itself appears non-magnetic, with the peak and associated ridge, extending to the northwest, defining a boundary between non-magnetic rock (granite or pegmatite for example) to the southwest and more magnetic rock (gabbro and gneiss for example) to the northeast.

The San Francisco pit is clearly located within the magnetic high zone, positioned along a linear contact seen in the radiometric data. In contrast, the La Chicharra pit is located in a non-magnetic zone also positioned along a linear contact observed in the radiometric data. Both pit locations are within the area thought to be the shear zone, and locally in areas characterized by contacts between intrusive (more resistive) and possibly altered (more conductive) rock types. The NSAMT program successfully identified the shear zone and provided sub-surface imaging of geologic trends that have been identified by airborne magnetic and radiometric surveys, in the test area.

Timmins has concluded that the interpretation of NSAMT is a useful indicator of the different lithologies associated with the mineralization or host rock. The linking of areas of high resistivity at the gabbro basement together with the overlying metamorphic sequence that was affected by several phases of tectonism, resulted in large shear zones and/or thrusting of the Precambrian metamorphic rocks over younger rocks, without generating areas of weakness. This resulted principally in high and low angle faulting through which granite bodies have been emplaced, some of which were subjected to compression and tension and consequent fracturing.

At the end of 2008, the services of a structural geologist, Mr. Tony Starling Phd., were recruited to obtain a greater understanding of the structural evolution of the region and in particular the tectonic complex in the San Francisco mine area, and thereby to define the structural controls for the mineralization. The goal of the study was to generate a series of geological and structural criteria that could be applied to the exploration of the property. The work consisted of 10 field days and a further 10 days for the review of existing information and discussions with field geologists. The conclusions from this structural report have assisted Timmins in outlining subsequent exploration programs.

Between 2008 and 2010, Timmins’ exploration programs focused on determining the drill priorities which best achieved its aim of increasing the mineral resources in the areas near the San Francisco and La Chicharra pits, in the area between the two pits and in geochemically anomalous areas along the projection of the San Francisco mineral trend to the northwest. As well, exploration targets to the north of the igneous-metamorphic package were investigated.

During the period from 2008 to the end of July, 2010, a total of 57,753 m in 613 drill holes were completed. Of this total, 48 holes totalling 3,723 m were exploration RAB type holes drilled in the area between the La Chicharra and San Francisco pits and 50 holes totalling 5,207 m were condemnation drilling in the area of the waste piles and new leach pads. Details of these drilling programs were outlined in Section 11 of the November, 2010 Technical Report.

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were performed in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second area to the west of the new leach pads. The negative results allowed Timmins to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low grade material. Details of the exploration and drilling programs were outlined in Sections 9 and 10 of the November, 2011 Technical Report.

The exploration and drilling conducted by Timmins between July, 2011 and July, 2013 is discussed in Sections 9 and 10.

On March 23, 2011, TMM announced that its common shares were, as of that date, listed for trading on the Toronto Stock Exchange (TSX) and delisted from the TSX Venture Exchange (TSX-V).

On November 1, 2011, TMM announced that its common shares would be listed for trading on the NYSE Amex under the ticker symbol TGD as of November 4, 2011. It also noted that the shares would continue to trade on TSX.

6.2      RESOURCE ESTIMATES, HISTORICAL AND RECENT

A discussion regarding the historical mineral resource estimate was contained in a December 20, 2005 Technical Report entitled “Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico.” The Technical Report was posted to the SEDAR website on April 28, 2006.

The historical resource estimate for the San Francisco mine was superseded by the January, 2007, updated resource estimate by Independent Mining Consultants, Inc. (IMC). In 2006, IMC was asked by Timmins to update/develop a resource block model and to estimate the mineral resources for the San Francisco mine using the historical Geomaque data, along with the results of Timmins’ 2005 and 2006 exploration drilling programs. The resource estimate for the San Francisco mine was completed by IMC in January, 2007.

A new mineral resource and reserve estimate was conducted as of August 31, 2010 which superseded the previous IMC, 2007, estimate. The details of the August, 2010 resource and reserve estimates were discussed in Section 17 of Micon’s November 30, 2010 Technical Report on the San Francisco gold mine.

The August 31, 2010 resource and reserve estimates were superseded by the June 30, 2011 mineral resource and reserve estimates which were discussed in detail in Sections 14 and 15 of Micon’s November 1, 2011 Technical Report.

On March 14, 2012, TMM announced an updated resource estimate as of November 30, 2011. This resource did not significantly add to the measured and indicated resources when compared to the June 30, 2011 resource estimate but there was a 34% increase in the inferred resources. The updated resource estimate was announced via a press release by TMM but there was no Technical Report to accompany the press release as management did not believe the increase in the resources were material to the operations of TMM.

The current July, 2013 mineral resource and reserve estimate are discussed in Sections 14 and 15 of this report.

6.3      PRODUCTION FROM THE SAN FRANCISCO PROJECT

6.3.1      Historical Production

Historical production occurred at the San Francisco gold mine between 1996 and 2002. Production was conducted using open pit mining methods with gold recovered by heap leaching. During its historical production phase the San Francisco mine extracted 13,490,184 t at a grade of 1.13 g/t gold for a total of 488,680 contained ounces of gold (Table 6.1) . A total of 300,281 oz gold and 96,149 oz of silver were recovered, with the gold recovery estimated to be 61.4% .

Table 6.1
San Francisco Project, Geomaque Annual Production 1996 to 2002

Year	Dry Crush on Pads (t)	Grade (g/t)	Ounces on Pad	Gold/Silver Ounces Doré	Gold Ounces Doré	Gold Recovered (%)
1996	1,735,550	1.32	73,655	46,787	36,127	49.0
1997	2,288,662	1.12	82,412	75,847	54,519	66.2
1998	3.074,902	1.05	103,803	86,940	58,808	56.7
1999	3,010,639	1.14	110,345	98,726	64,371	58.3
2000	3,380,431	1.09	118,465	104,953	69,100	58.3
2001					17,092
2002					264
Total	13,490,184	1.13	488,680		300,281	61.4

Note: 301,893 tonnes of mineral and 975,900 tonnes of waste rock were mined in 1995.
Table taken from the 2006 San Francisco Scoping Study by Sol & Adobe Ingenieros Asociados S.A. de C.V.

Other mines or exploratory shafts within the district are El Durazno (gold/silver), El Aguaje (gold), El Jabali (manganese), La Jarra (gold), El Refugio (gold), Caracahui (copper/gold), Sonora Copper (copper/gold), Las Animas (gold/copper), La Colorada (gold), Libertad (gold) and La Chicharra (placer gold). Production statistics for these mines or exploratory shafts are unavailable and in some cases there is very little published data on these workings.

6.3.2      Timmins Production

The San Francisco mine resumed commercial production in April, 2010. Table 6.2 summarizes production from April, 2010 to the end of September, 2013, by quarter. Ore of lower grade is being stockpiled for leaching at the end of the mine life. Table 6.3 summarizes stockpiled ore from April, 2010 to the end of September, 2013, by quarter.

During July, 2011, Timmins tested the expansion of the crushing system to 16,000 t/d and announced that it was quickly reaching this target.

On December, 2012 the new crushing circuit was installed for processing 6,000 t/d. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, a new expansion was made at this crushing circuit, installing an additional secondary crusher, along with a screen, for a capacity of 2,000 t/d. Total capacity for the new crushing circuit is 8,000 t/d.

With the original plant equipment and additions mentioned, and some fine tuning being carried out currently, total crushing capacity will run at 24,000 t/d from 2014 and on.

Figure 6.4 is a view of the San Francisco pit during the Micon site visit in July, 2011, while Figure 6.5 is a view of the San Francisco Pit during the Micon site visit in August, 2013.

Table 6.2
San Francisco Project, Timmins Annual Production from April, 2010 to the End of July, 2013 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	11,319	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,030	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,153	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	15,410	17,168	82,332
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	91	18,833	19,640	93,282
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	27,990	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
Total		18,875,421	0.851	19,311,173	0.828	514,346	337,289	167,794	299,442	66,166,207	2.59	1,275	14,804	15,164	71,937

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 6.3
San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of July, 2013 by Quarter)

Year	Quarter	Low Grade Stockpile (Dry Tonnes)	Average Grade (g/t Gold)
2010	April - June	77,828	0.366
	July - September	24,324	0.344
	October - December	48,730	0.320
2011	January - March	395,254	0.258
	April - June	379,778	0.276
	July - September	671,185	0.276
	October - December	812,586	0.274
2012	January - March	804,585	0.271
	April - June	791,775	0.252
	July - September	842,973	0.229
	October - December	526,800	0.265
2013	January - March	399,784	0.261
	April - June	456,950	0.248
	July – September	445,603	0.255
Total		6,678,154	0.262

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 6.4
View of the San Francisco Pit in July, 2011 (Looking West-Northwest)

Figure 6.5
View of the San Francisco Pit in August, 2013 (Looking East-Northeast)

7.0      GEOLOGICAL SETTING AND MINERALIZATION

7.1      REGIONAL GEOLOGY

The following descriptions of the regional geology were extracted from Prenn (1995).

“The San Francisco property is situated in a belt of metamorphic rocks that hosts numerous gold occurrences along the trace of the Mojave-Sonora megashear, which trends southeast from south-central California into Sonora. The megashear is a left-lateral transform fault which became active during the Jurassic period and exhibits up to 800 km of displacement. Deformation along the megashear occurred along with metamorphism (Calmus et al, 1992) and since the formation of the megashear the area has been subjected to both tectonic compressional and tensional forces.”

“The following description is extracted from Silberman (1992). The northwest-trending range-front faults and numerous low-angle shear zones related to thrust or detachment faults are the most common structures. The Mojave-Sonora megashear as defined by Silver and Anderson (1974) is a regional northwest-trending feature. It separates the Precambrian basement rocks of slightly differing ages. The Jurassic rocks which occupy the zone are strongly deformed along low-angle thrust faults and the associated sedimentary rocks are tightly folded. The south-western boundary of the megashear appears to be a major fault that juxtaposes Precambrian basement rocks against the Jurassic magmatic terrane (Anderson and Silver, 1979). Up to 800 km of left lateral movement has been proposed for this shear after the Middle Jurassic period. Others (Jaques et al., 1989) have suggested that the megashear is a Cretaceous thrust front reactivated as a middle Tertiary detachment. The metamorphism in the area has been postulated to have occurred with the megashear or the magmatic activity of the Middle to Late Jurassic periods (Tosdal et al, 1989). However, others propose a close relationship between deformation and the closing of the marginal basin after its subduction below the volcanic arc, or the result of Late Cretaceous or Tertiary compression associated with uplift and low-grade metamorphism (De Jong et al, 1988). Calmus (1992) believes it is unquestionable that a Cretaceous-Tertiary (Larimide) tectonic event occurred but that it is superimposed upon older Nevada and Lower Cretaceous compressional and extensional phases. Many of the Sonoran gold deposits are located at or near the Mojave-Sonora megashear.”

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels. See Figure 7.1 for the regional geology map of the San Francisco mine area and location of the San Francisco and La Chicharra pits.

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Figure 7.1
Geology of the San Francisco Property

LITHOLOGY
Alluvial
Conglomerate
Tertiary
Lamprophyre
Diorite
Monzonite
Cretaceous
Granodiorite
Limestone, shales and sandstone
(Fm Represo)
Jurassic
(Coyotillo Group)
Vulcanosedimentario ?
Filites
Cuarcita
Metaconglomerate
Metasandstone
Precambrian
(San Francisco Group)
Pegmatite ?
Leucogranite ?
Gneis and mafic schist
Gneis and felsic schist
Metagabbro
Ki
Pc
3'365,000 N
3'360,000 N
N
ESTACION LLANO TOWN
LA CHICHARRA PIT
SAN FRANCISCO PIT
Graphic Scale
0
2
kilometers
SAN FRANCISCO PROPERTY
GEOLOGY MAP

49

7.2      PROPERTY GEOLOGY

The San Francisco property lies in a portion of the Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age.

The oldest rocks within the property are a package of metamorphic rocks which include banded quartz-feldspathic gneiss and augen gneiss, green schist, amphibolite gneiss and some amphibolite and marble lenses (Calmus et al., 1992). All metamorphic rocks exhibit foliation which generally varies in strike direction from between 30° to 72° west and dips to the northeast from 24° to 68°. See Figure 7.2 for a geological map of the San Francisco and La Chicharra mine site.

The metamorphic rocks are intruded by a Tertiary igneous package, which includes leucocratic granite with visible feldspar and quartz, and is porphyritic to gneissic in texture. It appears that the granite was emplaced along low angle northwest-southeast shear zones in the system which developed between an older gabbro and the metamorphic sequence. This is the reason that in some places the granite bodies appear as stratiform lenses that vary in width from centimetres to more than 40 m and are subparallel to the foliation. It is seen however, that the emplacement of leucocratic granite also favours the N30°W fault system, causing the granite to take an elongated form, principally in direction N60°W, but with extensions along the N30°W system.

Besides the gabbro and the granite, dikes of different composition, including diorite, andesite, monzonite and lamprophyre, intrude the metamorphic sequence. In addition, lenses of pegmatite associated with the schist have been mapped, emplaced along the foliation planes, occasionally forming lenses within the gabbro and within the gneiss and on the border of the leucocratic granite bodies. All of the rocks described above form the San Francisco unit which is the most important unit for exploration, with the leucocratic granite being especially significant because it is the primary host rock for gold mineralization.

Mapping of isolated outcrops and geological interpretation of the outcrops demonstrate that the San Francisco unit is extensive within the property, covering a surface area of approximately 100 km2. The unit hosts at least 15 gold occurrences which are considered to be favourable exploration targets, in addition to the known San Francisco and La Chicharra gold deposits.

In the north and south, the San Francisco unit is in contact with the Coyotillo unit which is a weakly metamorphosed package of sandstone, quartzite, phyllite, conglomerate, volcanics and limestones of Jurassic age.

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Figure 7.2
San Francisco and La Chicharra Minesite Geology Map

NEW LEACH PADS
OLD LEACH PADS
N
PRIMARY CRUSHER
SAN FRANCISCO PIT
LA CHICHARRA PIT
WASTE DUMPS
EXPLANATION
Conglomerate
Andesite dike
Lamprophyry dike
Monzonite/Diorite dike
Granite
Gabbro
Schist/Pegmatite
Gneis
Granite Gneis
Graphic Scale
0
1500
meters
SAN FRANCISCO AND LA CHICHARRA MINESITES
GEOLOGY MAP

51

The granitic gneiss containing the mineralization at the San Francisco Project is intensely fractured with a total of five fracture sets having been identified, although there are only two primary sets. One of the primary sets strikes 36° to 60° east and dips northwest 70° to 90°, while the other strikes 64° to 73° west and dips northeast 46° to 66°. The regional fracture sets are generally parallel to major faults and perpendicular to foliation planes.

The main vein systems in the region strike 50° to 80° west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60° to 80° east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The metamorphic foliation in the San Francisco deposit primarily strikes 78° west and dips to the northeast at 68°. Regionally the foliation is variable, generally ranging from east-west to 60° west with varying dips to the northest.

The original bedding is recognized in the metavolcanic-sedimentary rocks to the south at Cerro La Bajarita, and is variable with strikes ranging from 70° to 80° west and dips to the north. The sedimentary beds of the Represo Formation in the northern portion of the property strike 60° to 70° west and dip to the northeast.

Dikes of intermediate composition in the Project area strike predominantly 63° west and dip to the northeast at 58°. Several dikes are intruded along planes of foliation, and others cut foliation of the metamorphic units. In the Sierra La Vetatierra mountains in the northern portion of the Project, dikes strike 60° to the east, dip to the northwest, and represent a later system of fractures.

Metamorphic folds, including isoclinal, open symmetrical and kink folds, have been described, but no systematic description of folds has been found in the literature.

7.2.1      Geology of the La Chicharra Pit

The La Chicharra pit is located 2 km west of the San Francisco pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 oz of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and MMI techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling which confirmed the presence of gold mineralization in the bedrock and drilling delineated a deposit with a resource of 60,000 to 70,000 oz of gold.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit (Figure 7.2) . While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hanging wall and footwall. This geological control allowed for better operational planning during the exploitation by Geomaque.

The gabbro at La Chicharra is different from the gabbro bodies at the San Francisco mine, as it contains no magnetic minerals which are generally produced by the destruction of the original minerals contained within the gabbro during the tectonic and mineralization processes. As well, due to strong shearing, the minerals are oxidized. The gabbro is a tabular body dipping to the northeast at approximately 30 to 40° and striking approximately 60° west, with the mineralization potentially open both along strike and down dip.

Timmins completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150 m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana.

Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Air Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east. Other grassroots gold targets are located along this lineament, related to quartz veins with gold mineralization emplaced along the shear zones of the system to the west-northwest and west-east

Figure 7.3 is a view of the La Chicharra pit looking towards the southwest and showing the lineament.

7.3      MINERALIZATION

The San Francisco property is located within the Sierra Madre Occidental metallogenic province which extends along western Mexico from the state of Sonora, south to the state of Jalisco. In the state of Sonora, the most important metal produced in the Sierra Madre province is copper, with the Cananea porphyry copper deposit being the most well-known. Gold and silver projects are next in importance and are hosted mainly in sedimentary rocks and brecciated volcanic domes.

Figure 7.3
La Chicharra Pit Looking Southwest showing the Lineament

At the San Francisco Project, gold occurs principally as free gold and as electrum occasionally. Gold is found, in decreasing abundance, with goethite after pyrite, with pyrite and, to a much lesser extent, with quartz, galena and petzite (Ag3AuTe2). Although it is clear that the gold was deposited at the same time as the sulphides, the paragenetic relationships are not well understood. There is the possibility that some secondary remobilization may have occurred as evidenced by minor amounts of gold occurring in irregular forms along with or on top of drusy quartz (Prenn, 1995).

The gold occurs in a granitic gneiss and the presence of pyrite (or goethite after pyrite) may be an indication of gold. Stockwork quartz veinlets, some with tourmaline, also exist in the mineralized zone. However, the presence of quartz, even with tourmaline, is not necessarily an indication of the presence of gold. Quartz veinlets with tourmaline but without gold mineralization were found hundreds of metres away from the San Francisco deposit. Alvarez (in Prenn, 1995) suggested that some tourmaline was part of the mineralizing system, but could be distinguished from the tourmaline found elsewhere.

The relationship between the quartz and tourmaline at the Project is not well understood, though at least one event is closely related to the gold mineralization. Calmus (1992) and Perez (1992) described the gold as being in quartz, acicular tourmaline, and albite veins and breccias. It was noted (Perez, 1992) that two types of tourmaline exist: schorl and dravite, but these are difficult to distinguish. There is some suggestion that a more greenish tourmaline is associated with the San Francisco zone while the black tourmaline (schorl) is generally barren of gold. If this can be verified, it could become a valuable exploration tool for the region. Horner (in Prenn, 1995) also noted the possibility of two or more types of tourmaline in the cobbles sampled in the stream beds. Horner believes that only one set of the tourmaline veins is associated with the gold and suggests that bismuth is also associated with one tourmaline quartz vein event.

Other metallic minerals associated with the deposit include trace to small amounts of chalcopyrite, galena, sphalerite, covelite, bornite, argentite-acanthite and pyrrhotite. Trace amounts of molybdenite and wulfenite have also been reported. Metal mineralization is low, with copper reaching into the hundreds of ppm, arsenic reaching about 100 ppm, and antimony rarely over 10 ppm. Petzite was recognized but tellurium values rarely reached 10 ppm. The mineral relationships, the possibility of associated tourmaline, and the style of mineralization suggest that the San Francisco deposit might be of mesothermal origin (see Prenn, 1995 for discussion). Others have suggested the same genesis based on these and other factors, including fluid inclusion studies (in Prenn, 1995).

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° west to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. The San Francisco deposits consisted of the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The El Manto deposit (north pit), to the north of the San Francisco (main pit), is tabular, strikes 65° west, dips relatively shallowly to the northeast, and ranges in thickness from 5 to 35 m. The En

Medio (in the main pit north of San Francisco) strikes 60° west, dips to the northeast and varies in thickness from 4 to 20 m. The El Polvorin (west pit) is a northwest extension of the San Francisco mineralization which strikes 65° west, dips moderately to the northeast and ranges in thickness from 4 to 20 m.

Alteration related to the mineralization consists of negligible to locally intense sericitization, course-grained pyritization and rare local silicification. This alteration forms a halo extending a few metres from the mineral deposits, but may also be absent. Supergene alteration consisting of oxidation of pyrite to goethite is common. Additionally, there is supergene alteration of feldspar to kaolin and sericite.

Analysis by Geomaque of 110 samples in seven mineralized zones showed a silver/gold ratio of less than 1 to 10, with very low values of zinc, copper, molybdenum, bismuth, antimony and mercury. Lead is occasionally high, but not above 1% while gold shows a good correlation locally with arsenic and lead. However, none of the other elements is a good indicator for gold.

7.4      OTHER PROJECTS WITHIN THE SAN FRANCISCO PROPERTY

7.4.1      El Durazno Project

El Durazno is located approximately 12 km north of San Francisco mine. The geology is dominated by the El Claro granitoid intrusion and sediments of the El Represo Formation. The El Claro intrusion is large mass of medium to fine biotite granodiorite intruded by series of monzonite, biotite granite, andesites, diorite and lamprophire dikes trending northwest.

The large mass of biotite granodiorite was dated by Poulsen et. al., (2008) using U-Pb in zircon giving an age of 66.0 ± 2.0 Ma.

The biotite granodiorite is cross-cut by multiple major high angle platey foliate structures trending to the northwest which contain quartz-tourmaline with minor sulphides and gold mineralization. The intrusive hosted foliate structures can vary in thickness from a quarter metre to several metres. The structures are preferentially altered and mineralized, carrying sericite (greisen), pyrite, quartz and tourmaline. Where the structures are located, it is common to find signs of past prospecting, and they are geochemically anomalous in gold, silver, lead, tellurium, molybdenum and bismuth.

The main structural feature is the El Durazno fault which lies at the contact between the sedimentary rocks and biotite granodiorite. The foliated N60°W shear zones are more likely evidence of faulting along the east margin of the intrusive, although foliated shear zones have been found all around the intrusion in lesser abundance.

Mineralized areas usually occur as quartz veins relatively near the contacts of the El Claro intrusive and more often within the intrusive. The mineralogy of the veins is primarily quartz-tourmaline with a low sulphur content of less than 0.5% . Closer to the contact with the sediments, a number of quartz-sericite (greisen) veins in the more central parts of the intrusive have been identified. Structurally there are four groups of veins and veinlets within the granitoid El Claro:

1)

One group of veins belongs to the thicker quartz-tourmaline veins in the area which occasionally reach widths greater than 1 metre, have a general N55°W trend and dip to the northeast similar to the monzonitic, diorite, lamprophire and andesitic dikes. These veins are associated with ductile shear zones. The mineral lineation observed in the granite foliation plane has a strike of N50°W and the tourmaline crystals strike N52°W, indicating that emplacement of this first generation of veins is contemporary with the ductile deformation.

2)

The second group of veins have thicknesses of less than half a metre, with a general strike of N40° to 50°E, and are also located in areas with ductile shear zones occurring mainly at the area known as El Pinto.

3)

The third group of veins apparently are emplaced in a ductile-brittle deformation environment, developing sheeted veins with thicknesses less than one centimetre within the intrusive. The general trend of the sheeted veins is N15° to 25°W.

4)

The fourth, poorly represented group of veins strike N65° to 80°E, are located primarily in the central part of the El Claro intrusive and are characterized by quartz- sericite (greisen)-pyrite, with a general trend of N60°W. This last type of veins is very poor in gold with local values up to 0.1 g/t Au, but with high anomalous values of tungsten and molybdenum.

The contact between the granite and Cretaceous sediments is characterized by the development of an alteration zone of quartz-epidote-chlorite-garnet skarn and locally forms low grade metamorphism of the hornfels type. Although quartz gold bearing veins are not very common in sediments, they occur locally in conjunction with a high content of sulphides.

7.4.2      Vetatierra Project

The Vetatierra Project is located approximately 8 km north of the San Francisco mine. It is a very early stage exploration project and its geology is dominated by detritic sediments of the El Represo Formation, intruded by small stocks of fine grained dioritic intrusions and diorite dikes. A sequence of fine grained sandstones, shales, medium bedded conglomerates and locally lenticular limestones commonly trending east-west and dipping to the north. These represent the majority of the rock types at the Vetatierra Project. This sequence is intruded by a diorite stock that covers an area of 600 m by 200 m, oriented to the northeast. Both sequences are cut by a series of dioritic dikes oriented NE 50° to 80°. Locally, the contacts between the sediments and diorite intrusion develop an alteration halo, forming low grade metamorphic rocks as hornfels or slate types.

The sediments are cut by multiple major high angle platey foliated structures, with a preferential northeast trend, at the southwestern portion of the project. The sediments host foliated structures that vary in thickness from a quarter metre to several metres which have been interpreted as shear zones. Low-angle brecciated faults have been interpreted to be located on the south side of this area. This has been interpreted as a possible structural contact between the San Francisco Precambrian rocks and the Cretaceous sediments of the Represo Formation.

The sequence of sediments and diorite stock has been cut by a number of quartz-tourmaline and quartz veins trending east-northeast, which occuring within the diorite stock and all the surrounding areas. At least 3 groups of veins have been noted:

1)	A group of low angle quartz-tourmaline veins trending west-northwest to east northeast, dipping to the north and varying in thickness from a centimetre to over a metre.

2)	A group of high angle quartz-tourmaline veins and veinlets, trending northwest and dipping to north.

3)	A group of veinlets with less than 1 cm thickness and trending northwest, but dipping to the south.

The diorite intrusion appears to be the most favourable rock to host the gold bearing quartz-tourmaline veins in the Project area, due the better reactivity and competency of the rock.

West of the diorite stock, a series of conglomerate lenses outcrop which shows a strong silicification and oxidation, with local quartz veinlets. The conglomerate covers an area of 300 metres by 150 metres.

8.0      DEPOSIT TYPES

At the San Francisco Project, Timmins is targeting large volume, low grade disseminated gold deposits contained within leucocratic granite, granite-gneiss and gneiss and schist horizons. Leucocratic granite and gneiss are the main rocks hosting the gold mineralization.

The gold mineralization occurs in a series of west-northwest to east-northeast trending quartz-tourmaline veins and veinlets that lie sub-parallel to the local lithology and foliation trends, dipping to the southwest, within the more brittle rocks such as the leucocratic granite and more felsic lithologies within the Precambrian sequence. Extensive studies of the veins and alteration describe the mineralization as mesothermal/orogenic in style, but with a potential link to magmatic fluids and an intrusive source (Calmus et al., 1992; Luna and Gastelum, 1992; Perez Segura, 1992; Perezsegura et al., 1996; Perez Segura, 2008; Albinson, 1997; Poulsen and Mortensen, 2008).

Micon has conducted a number of discussions with Timmins personnel during its site visits to the mine and in Hermosillo and notes that the exploration programs at the San Francisco Project are planned and executed on the basis of the deposit models discussed above. Micon has also observed the various stages of the drilling programs during a number of site visits at the San Francisco Project since 2005 and notes that those programs have always been conducted according to the deposit model which has been proposed for the Project.

9.0      EXPLORATION

The details of Timmins previous 2006 to June, 2011 exploration programs were discussed in Micon’s previous Technical Reports for the San Francisco gold mine and are summarized in Section 6 of this report. The discussions in this section will be confined to the work conducted by Timmins between July, 2011 and July, 2013.

9.1      2011 TO 2013 EXPLORATION PROGRAMS (SAN FRANCISCO AND LA CHICHARRA DEPOSITS)

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. At the present time Timmins has completed its currently planned exploration drilling programs. Additional infill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit. Details of the drilling programs are outlined in Section 10 of this report.

For the exploration drilling and other programs conducted on the San Francisco property, between July, 2011 and the end of July, 2013, Timmins has expended approximately USD 39.5 million, as summarized in Table 9.1.

Table 9.1
Summary of the Exploration Expenditures for the Period July, 2011 to End of July, 2013

Description	Total (USD)
Geologist (salaries and consulting fees )	5,203,951
Project management	131,287
Camp and accommodation	33,180
Exploration expenses and supplies	2,842,563
Drilling	24,430,453
Assaying	4,979,644
Geophysical surveying	36,092
Metallurgical testwork
Drafting, reporting, reproduction, maps	36,020
Telecommunications	8,529
Travel expenses	46,253
Vehicle rental
Other equipment rental

Description	Total (USD)
Office expenses	430,729
Mining taxes	768,920
Claim staking	19,785
Legal cost	525,939
Social security and labour related taxes
Miscellaneous	5,080
Total	39,498,426

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

9.2      EL DURAZNO AND VETATIERRA PROJECTS

Timmins has begun to explore the other mineralized areas located on the San Francisco property and has concentrated its most recent exploration activities on the El Durazno and Vetatierra Projects located 12 km and 8 km north of the San Francisco Project, respectively.

9.2.1      El Durazno Project

The El Durazno Project is located approximately 12 km north of the San Francisco mine and is contained within the confines of the San Francisco property.

9.2.1.1      Soil Sampling

Timmins collected 1,611 soil samples from the Durazno Project; samples were collected on 100 m spaced stations on lines spaced 100 m apart. The samples consisted of between 0.5 and 1.0 kg of -12 mesh soil, taken from the near-surface B horizon (0 to 30 cm) from each sample site.

The soil samples were submitted to ACME Analytical Laboratories Ltd. (ACME Analytical), where they were sieved 100 g to -80 mesh and analyzed 30 g for 53 elements by aqua regia digestion ultra-trace elements inductively coupled plasma mass spectrometry (ICP-MS). ACME Analytical is an independent analytical laboratory.

The soil anomaly at El Durazno main area is defined by 158 samples with values greater than 20 ppb Au; 74 samples have values >50 ppb up to a maximum value of 894 ppb of gold. The soil anomaly covers an area of 1 km in width by 2 km in length that trends to the north. The gold soil anomaly has an internal Pb anomaly with samples greater than 20 ppb, with 19 values above 100 ppm.

The soil sampling north of the main El Durazno area was intended to cover the area in which the Cretaceous sediments outcrop. Three gold anomalies covering the Cretaceous sediments were identified that are characterized by gold values up to 20 ppb. The first two anomalies are located as follows; approximately 1.5 km north of the main area, an east-west trending gold anomaly was identified that covers an area 1.2 km in length by 500 m in width, and 2.8 km north-northwest of the main area there is a 1.4 km long by 500 m wide area with anomalous gold values that appears to trend east-northeast. Dimensionally smaller than the first two anomalies described, a third gold anomaly is located east of the main area that covers an area of 600 m in length by 500 m in width.

In the area known as El Durazno Sur, a soil sampling program was carried out with the objective of determining if the gold mineralization found in quartz-tourmaline veins, which are hosted by El Claro granitic intrusion, continues to the south, below the quaternary soil cover. A total of 107 samples were taken but the gold anomaly was only identified in the areas where quartz-tourmaline veins have been mapped. Further work will be necessary to identify the reason behind the disappearance of the anomaly in the quaternary soil cover.

9.2.1.2      Rock Sampling

In late 2012, Timmins initiated a rock sampling program, beginning with the El Durazno main area. The rock sampling was conducted over those areas where the quartz veining was mapped around the intrusive and also over the sediments, but focused in the early stages on the El Durazno main area and the El Pinto area. Subsequently, samples were also collected in the Durazno Sur and El Pedregoso areas, in the central part of the intrusive known as El Tungsteno, and from several outlying areas between those prospects, as well as several small isolated areas.

The total number of rock samples collected through from late 2012 through the first quarter of 2013 is 930.

In late 2012, the initial focus of the rock sampling was at the area of El Durazno and within the intrusive. Subsequently, a first pass prospecting sampling was done over the Cretaceous sediments north of El Durazno main area. The intention of the sampling was to define the surface mineralized zones delimited by the old artisanal diggings. The rock chip sampling covers an area of approximately 5 km in length by 4 km in width in either the intrusive or sediments.

From the total number of samples collected, 283 samples yield values up to 0.1 g/t Au, 44 samples yield values up to 1 g/t Au and the highest gold value in a sample at El Durazno returned 22.614 g/t Au, 511.9 g/t Ag, 0.86% Pb, 0.03% Mo and 221 ppm Te.

Rock samples were submitted to Inspectorate Laboratory (Inspectorate) and analyzed for gold by fire assay and atomic absorption finish plus 29 elements by four acid digestion with ICP-AES finish. Mercury was analyzed by cold vapour and atomic absorption finish, and tellurium by ultra-trace analysis via aqua regia digest and atomic absorption finish. Inspectorate is an independent laboratory.

The multi-element geochemistry of the rock sampling assists in the understanding of the evolution of the El Claro intrusion mineralization. Geochemically, there is a high correlation of quartz tourmaline veins with Au-Ag, with occasional high values of Pb, Mo, Bi and Te, in the El Durazno main area, and the El Pinto and El Durazno Sur areas. Correlation coefficients of the total samples collected, primarily in the granodiorite intrusive, show a high relationship of gold with Ag and Te. Silver shows a strong relationship with Bi, Te and Pb, suggesting that those minerals occur as telluride complexes, similar as the occurrences found at the San Francisco mine as calaverita (AuTe2), hessita (Ag2Te), altaite (PbTe) and bismuth tellurides (Bi2Te3).

The multi-element geochemistry also shows a lateral southwest to northeast zonation from tungsten in the southwest, to arsenic to the northeast, with gold plus tellurides in the middle. This zonation may be indicative of the large hydrothermal system over all of the El Claro intrusion.

9.2.1.3      Drilling

Preliminary reverse circulation drilling was conducted from May 23, 2013 to June 26, 2013 in the El Durazno area. The drilling totalled 3,342.13 m in 15 drill holes, using a single track-mounted drill rig. Drilling was concentrated in two areas of the El Durazno Project: the El Durazno main area and the El Pinto area. A total of 13 holes were drilled at the El Durazno main area and 2 holes were drilled at the El Pinto area.

Drilling conducted at the El Durazno main area was along the shear zones containing gold bearing quartz tourmaline veins, within an area approximately 1.2 km in length by 600 m in width. The drilling tested different types of vein mineralization within both the intrusive and sedimentary rock units.

Figure 9.1 is a map showing the El Durazno geology, drilling locations and some sampling locations. Table 9.2 summarizes the significant assays from the drilling program. This preliminary regional drilling program does not impact the work being conducted at the San Francisco Project and has only been included in this report to demonstrate that there may be other areas of potentially economic mineralization on the San Francisco property. The El Durazno drilling is not discussed further in Section 10 of this report

9.2.2      Vetatierra Project

The early stage Vetatierra Project is located approximately 8 km north of the San Francisco mine and is contained within the confines of the San Francisco property.

9.2.2.1      Rock Sampling

Timmins initiated a rock chip sampling program on the Vetatierra Project in March, 2013. The rock chip sampling was conducted in those areas where the quartz veining was mapped all around the intrusive and over the sediments, focusing on the diorite stock and the surrounding areas. Subsequently, samples were also collected southwest of the main area. The total number of rock samples collected up to the second quarter of 2013 is 261. The objective of the sampling was to define the surface mineralized zones, with the sampling covering an area approximately of 1.8 km long by 0.7 km wide.

micon INTERNATIONAL LIMITED | mineral industry consultants

Figure 9.1
Map indicating the El Durazno Geology, Drilling Locations and Some Sampling Locations

El Pinto Area
El Durazno Area
1.521 g/t Au / 52.40 g/t Ag
DRC-014
DRC-015
1.395 g/t Au / 65.6 g/t Ag
1.737 g/t Au / 41.8 g/t Ag
1.041 g/t Au / 15.3 g/t Ag
2.801 g/t Au / 14.8 g/t Ag
DRC-011
28.96m @ 0.420 g/t Au
includes
9.14m @ 1.110 g/t Au
21.34m @ 1.530 g/t Au
includes
10.67m @ 2.910 g/t Au
4.57m @ 6.480 g/t Au
10.67m @ 1.470 g/t Au
DRC-009
DRC-006
DRC-003
DRC-010
DRC-004
DRC-007
DRC-012
DRC-005
DRC-013
1.568 g/t Au / 98.0 g/t Ag
22.614 g/t Au / 511.9 g/t Ag
2.056 g/t Au / 104.5 g/t Ag
8.350 g/t Au / 107.9 g/t Ag
18.615 g/t Au / 23.3 g/t Ag
DRC-002
DRC-008
3'370,500 N
3'369,500 N
N
EXPLANATION
Quaternary
Aluvial
Lower Cretaceous Represo Formation
Sandstones
Shales
Limestones
Intrusive Suite
Granodiorite Dike
Monzonite Dike
Andesite Dike
Diorite Dike
Biotite Granodiorite
Veins
Shear zone structure
RC Drilling 2013
Mineralized Intercept Au > 0.1 g/ton
Rock chip/grab sample Au > 0.1 g/ton
Soil Geochemestry
> 50 ppb Au
> 20-50 ppb Au
< 20 ppb Au
Graphic Scale
0
250
meters

64

Table 9.2
Significant Drill Intersections from the El Durazno Project

Drill Hole Number	Depth (m)	Azimuth (°)	Dip (°)	Location			Mineral Drill Intersections
				Northing	Easting	Elev (masl)	From (m)	To (m)	Width (m)	Au (g/t)
DRC13-001	207.26	260	-60°	487535	3369842.4	773	24.38	36.58	12.19	0.19
							47.24	48.77	1.52	0.27
							118.87	120.40	1.52	0.12
							138.68	140.21	1.52	0.14
							164.59	166.12	1.52	0.12
							181.36	182.88	1.52	0.18
							195.07	196.60	1.52	0.15
DRC13-002	195.07	260°	-60	487794	3369399.7	781	53.34	54.86	1.52	0.12
							57.91	59.44	1.52	0.11
							134.11	135.64	1.52	0.27
							173.74	176.78	3.05	0.22
DRC13-003	201.17	260°	-60	487307	3369986.7	770	1.52	6.10	4.57	0.31
							12.19	13.72	1.52	0.26
							59.44	60.96	1.52	0.22
							65.53	70.10	4.57	0.29
							88.39	89.92	1.52	0.34
							96.01	97.54	1.52	0.21
							144.78	149.35	4.57	0.10
DRC13-004	207.26	260°	-60°	487445	3369900.5	766	18.29	19.81	1.52	0.26
							24.38	27.43	3.05	0.19
							50.29	51.82	1.52	0.10
							96.01	97.54	1.52	0.19
							126.49	134.11	7.62	0.69
							188.98	190.50	1.52	0.58
DRC13-005	256.03	260°	-60°	487610	3369846.6	770	51.82	73.15	21.34	1.53
							Includes
							62.48	73.15	10.67	2.91
							62.48	67.06	4.58	6.48
							62.48	64.00	1.52	14.42
							94.488	96.012	1.52	0.11
							105.156	115.824	10.67	1.47
							Includes
							112.78	114.30	1.52	8.78
							138.684	140.208	1.52	0.25
							213.36	217.932	4.572	0.16
							224.028	225.552	1.52	0.16
DRC13-006	207.26	260°	-60°	487492	3370014.7	758	53.34	57.91	4.57	0.22
							131.06	132.59	1.52	0.50
							150.88	152.40	1.52	0.45
DRC13-007	249.94	260°	-60°	487600	3369925.8	790	85.34	86.87	1.52	0.13
							94.49	97.54	3.05	0.12
							158.50	164.59	6.10	0.17
							192.02	195.07	3.05	0.21
DRC13-008	219.46	260°	-60°	487829	3369363.5	780	181.36	190.50	9.14	0.32
DRC13-009	213.36	260°	-60°	487402	3370082.3	761	3.05	9.14	6.10	0.16
							25.91	27.43	1.52	0.18
							36.58	39.62	3.05	0.19
							115.82	117.35	1.52	0.56
							150.88	156.97	6.10	0.39
DRC13-010	298.7	260°	-60°	487794	3369968	776	70.10	71.63	1.52	0.17
							224.03	225.55	1.52	0.27
							269.75	271.27	1.52	0.15
DRC13-011	202.69	260°	-60°	487321	3370286	758	19.81	48.77	28.96	0.42
							Includes
							19.81	28.96	9.15	1.11

Drill Hole Number	Depth (m)	Azimuth (°)	Dip (°)	Location			Mineral Drill Intersections
				Northing	Easting	Elev (masl)	From (m)	To (m)	Width (m)	Au (g/t)
DRC13-012	No Significant intercepts
DRC13-013	259.08	260°	-60°	487303.93	3369644	776	12.19	13.72	1.52	0.11
							48.77	56.39	7.62	0.12
							100.584	108.204	7.62	0.18
							163.068	164.592	1.52	0.12
							242.316	243.84	1.52	0.63
DRC13-014	259.08	260°	-55°	486861	3370615	754	102.108	103.632	1.52	0.12
DRC13-015	201.17	315°	-60°	486861	3370615	754	32.004	35.052	3.05	0.14

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The initial rock chip samples collected returned significant gold values, with a few samples yielding high grade values of silver. Sample No. 4601 contained the highest gold value at 29.56 g/t Au, 27.1 g/t Ag and 0.35 % Pb and sample No. 4857 yielded 1.0 g/t Au, 905.5 g/t Ag, 3.63% Pb. Both samples were collected from a dump near an old artisanal mine. In addition, 520 channel chip samples were collected from 3 main trenches.

Rock samples were submitted to Inspectorate Laboratory and analyzed gold by fire assay and atomic absorption finish, plus 29 elements by four acid digestion with ICP-AES finish. Mercury and tellurium were analyzed by the methods described previously.

Figure 9.2 is a map indicating the geology and sampling locations at the Vetatierra Project.

9.3      MICON COMMENTS

Micon has reviewed Timmins exploration programs and has visited the exploration sites, as well as discussing the exploration programs, procedures and practices with Timmins personnel during the various site visits to the San Francisco Project. Micon believes that the exploration programs are managed according to the Exploration Best Practice Guidelines, as established by the CIM in August, 2000.

micon INTERNATIONAL LIMITED | mineral industry consultants

Figure 9.2
Geology and Sampling Locations at the Vetatierra Project

486,000 E
486,500 E
487,000 E
487,500 E
N
2.00m @ 0.16 g/t Au
2.00m @ 0.013 g/t Au; 32.1 g/t Ag
5.80m @ 0.14 g/t Au; 0.014 % Mo
2.00m @ 1.84 g/t Au; 0.50 g/t Ag
10.00m @ 6.01 g/t Au; 4.63 g/t Ag
includes
2.00m @ 26.61 g/t Au; 2.52 g/t Ag
44.00m @ 0.39 g/t Au; 1.92 g/t Ag
includes
8.00m @ 0.64 g/t Au; 2.85 g/t Ag
8.00m @ 0.21 g/t Au; 2.33 g/t Ag
8.00m @ 0.35 g/t Au; 9.35 g/t Ag
4591
4594
4601
4603
4607
8454
4710
4630
8459
4731
4722
8446
4724
4729
8473
4882
4871
4857
EXPLANATION
Quaternary
Alluvial
Lower Cretaceous Represo Formation
Sandstones
Conglomerates
Intrusive Suite
Diorite Dike
Fine Grained Diorite
Quartz Veins
Shear zone structure
Oxidation
Historical Drilling (no data)
Rock chip/grab sample Au > 0.1 g/ton
Trenches
Graphic Scale
0
250
meters

Sample	Au g/t	Ag g/t
4601	29.56	27.1
4710	15.176	6
4729	12.517	19.4
4607	10.815	50.1
4882	7.199	3
8454	6.97	106.5
4594	5.935	4.3
4731	4.79	16
4603	4.095	8.1
4859	3.948	205.5
8459	3.735	18.9
8446	3.25	106.8
4851	3.144	263
4722	2.906	0.5
4591	2.89	705.5
4871	2.678	15.5
4724	1.916	68.6
4857	1.001	905.5
8473	0.544	117.5

67

10.0      DRILLING

The details of Timmins previous 2006 to July, 2011 drilling campaigns were discussed in Micon’s previous Technical Reports for the San Francisco gold mine and are summarized, for the most part, in Section 6 of this report. The discussion in this section will be confined to the drilling conducted by Timmins between July, 2011 and July, 2013.

10.1      DRILL TYPES

Three types of drilling are used for exploration at the San Francisco Project:

1.	Percussion rotary air blast (RAB) drilling.
2.	Reverse circulation (RC) drilling.
3.	Diamond core drilling.

10.1.1      Percussion Rotary Air Blast (RAB) Drilling

RAB drilling is also known as a down-the-hole drilling. The drill uses a pneumatic reciprocating piston-driven hammer to drive a heavy drill bit into the rock. The drill bit is hollow steel and has approximately 20 mm thick tungsten rods protruding from the steel matrix as buttons. The tungsten buttons are the cutting face of the bit.

The cuttings are blown up the outside of the rods and collected at surface. Air or a combination of air and foam lift the cuttings from the drill hole.

RAB drilling is used primarily for mineral exploration, water bore drilling and blasthole drilling in mines, as well as for other applications. RAB drilling produces lower quality samples because the cuttings are blown up the outside of the rods and can be contaminated from contact with other rock types.

The use of high-powered air compressors can allow drilling of a deeper hole up to approximately 1,250 m.

No RAB drilling was conducted on the San Francisco Project between July, 2011 and June, 2013. None of the results of previous RAB drilling have been used in the estimation of the resources and reserves discussed herein or in the previous 2011 Technical Report.

10.1.2      Reverse Circulation (RC) Drilling

RC drilling uses hardened steel or tungsten blades to bore a hole into unconsolidated ground. The drill bit has three blades arranged around the bit head. The rods are hollow and contain an inner tube inside the hollow outer rod barrel.

The drilling mechanism is a pneumatic reciprocating piston known as a hammer, driving a tungsten-steel drill bit. RC drilling utilizes large rigs and machinery and depths of up to 500m are routinely achieved. RC drilling ideally produces dry rock chips, as large air compressors dry the rock ahead of the advancing drill bit. RC drilling is slower and costlier but achieves better penetration than RAB drilling; it is less expensive than diamond coring and is thus preferred for most mineral exploration work.

Reverse circulation is achieved by blowing air down the rods, with the differential pressure creating air lift of the water and cuttings up the inner tube. The cuttings reach the bell at the top of the hole, then move through a sample hose which is attached to the top of the cyclone. The drill cuttings travel around the inside of the cyclone until they fall through an opening at the bottom and are collected in a sample bag or pail.

Although RC drilling is air-powered, water is also used, to reduce dust, keep the drill bit cool, and assist in pushing the cuttings back upwards. A drilling mud is mixed with water and pumped into the rod string, down the hole. When the drill reaches hard rock, a collar is put down the hole around the rods. Collaring a hole prevents the walls from caving in and bogging the rod string at the top of the hole.

Figure 10.1 is a view of one of the RC drill rigs in operation in the San Francisco pit during the Micon site visit in July, 2011.

Figure 10.1
RC Drilling in the San Francisco Pit in July, 2011

10.1.3      Diamond Core Drilling

Diamond core drilling utilizes an annular diamond-impregnated drill bit attached to the end of hollow drill rods to cut a cylindrical core of solid rock. The diamonds used are fine to microfine industrial grade diamonds. They are set within a matrix of varying hardness, from brass to high-grade steel. Holes within the bit allow water to be delivered to the cutting face.

Core samples are retrieved via the use of a lifter tube, a hollow tube lowered inside the rod string by a winch cable until it stops inside the core barrel. As drilling proceeds, the core barrel slides over the core as it is cut. The winch is then retracted, pulling the core barrel to the surface.

Once the core barrel is removed from the hole, the core is removed and catalogued. The core is washed, measured and broken into smaller pieces to make it fit into the sample trays.

Diamond rigs can also be part of a multi-combination rig. Multi-combination rigs are capable of operating in either an RC or diamond drilling mode (though not at the same time). This is a common scenario where exploration drilling is being performed in an isolated location.

Figure 10.2 is a view of a core diamond drilling set-up southeast of the San Francisco pit during Micon’s site visit in July, 2011.

Figure 10.2
Diamond Drill Rig Set-Up on a Drill Hole Southeast of the San Francisco Pit

10.2      EXPLORATION DRILLING 2011 TO 2013

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for the defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. At the present time, Timmins has completed its planned exploration drilling programs. Additional infill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit.

Table 10.1 summarizes the distribution, type and location of the drilling conducted from July, 2011 to and June, 2013.

Table 10.1
July, 2011 to June, 2013 Drilling Program on the San Francisco Project

Year	RC Drilling		Core Drilling		Total		Location	Type
	Holes	Metres	Holes	Metres	Holes	Metres
July, 2011 to June, 2013	650	141,073	20	10,052	670	151,125	Within and in the near perimeter of the San Francisco pit	Exploration at depth of San Francisco pit
			14	8,368	14	8,368	East-southeast Extension	Exploration
	574	127,268	4	826	578	128,094	North and northwest La Chicharra pit	Add resources
	85	16,426	11	4003	85	16,426	Between San Francisco and La Chicharra Pits	Exploration
	62	13,219			62	13,219	La Chicharra North and La Perra	Condemnation
	20	3,842			20	3,842	All around the San Francisco and La Chicharra Pits	Water table monitoring
	8	107			8	107	Low Grade Stocks	Grade control
	16	2,669			16	2,669	La Mexicana	Exploration
Total	1,415	304,603	49	23,250	1,464	327,853

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Between July, 2011 and the end of June, 2013, the exploration drilling was supported by a variable number of rigs that, in some months, totalled ten rigs, including both core and reverse circulation. The core drilling was focused on conducting the deep exploration holes starting north of the San Francisco pit and explored the down dip projection of the known mineralization in the existing block model. The drill results from the deep holes returned mineral intersections which were delineated and interpreted as new mineral lenses or horizons, located along of the northern edges and underneath the existing San Francisco pit, as well as below the currently interpreted final pit limit. The interpreted up-dip projection of these mineral intersections defined a new exploration target that added resources close to the existing designed pit bottom. A reverse circulation drill program to confirm and upgrade the resources was proposed but, given the intense mining activity both within and around the San Francisco pit, it was not possible to conduct this program until the first two quarters of 2013.

Core drilling continued from the immediate eastern and northern areas of the existing pit limit, with the objective of confirming continuity along strike and down and up dip of the known 2011 mineral intersections, and of exploring at depth for high grade gold structures related to potential feeder zones for the main mineralization system. The deepest holes were TFD-106 and TFD-107 with a length of 1,004 and 1,049 metres, respectively.

Drill hole TFD-106 was drilled east of the San Francisco pit (section 140W) to explore the mineralized N30°W structural trend, which has been considered part of the main gold mineral feeder system. The assay results for this hole did not extend the pit limits, at least as far as the upper portion of the hole from surface to 500 metres are concerned. However, at a depth of 960 m, the hole intersected one 3.0 m interval grading 4.280 g/t gold which confirmed the presence of high grade narrow structures at depth. The lithology which hosts the mineralization corresponds to augen gneiss of mafic composition that included intervals of brecciated pegmatite which appear to be associated with the origin of the gold mineralization.

The second hole which was drilled to test the mineralization at depth was TFD-107. The collar point this hole was section 740W at 1250N, with an azimuth of 240° and -70° dip. The assay results from the deep holes, along with those conducted in the first quarter of 2011 and the addition of the existing resource in levels where the mine is now in operation, are important to confirm the continuity of the mineral intersections and are a good indicator that the mineralization will continue below the final pit design limit. The extension of the mineralization at depth opens up the potential for mining to continue underground, once the mineralization accessible by open pit is depleted.

It is significant that the deep mineralization indicated by the core drilling results is hosted by quartz veins, veinlets, stockworks or lenses, and quartz breccias, contained in dark rocks, which are gabbro and mafic gneiss, with some minor felsic gneiss and sporadically thin horizons of granite. It should be noted that, while the drilling is getting deeper, intersections reveal that the mineralization is restricted to local structures, veins or lenses, probably small bodies of pegmatite, both hosted in gabbro or in mafic gneiss which, in theory, should indicate a brittle environment for formation of the deposit. However, the sequence appears to work more as a ductile environment that offers no structural preparation in order to be mineralized.

A second series of core holes explored the immediate area east of the San Francisco pit, along and across the El Llano creek, to follow up mineral intersection from previous drilling. This drilling remained incomplete in the past, due to the difficulty in using reverse circulation for drilling. Also, this exploration drilling was extended outside the perimeter of Timmins surface rights that comprise the current mine site, towards the railroad line which has been defined as the provisional eastern limit of the pit. Farther to the east, on the land between the railroad line and the highway, four core holes were drilled to explore the extension to the east of the magnetic trend related to the gold mineralization in the San Francisco pit. This limited program was successful in that it confirmed the presence of the mineralization, but additional drilling is required to improve the interpretation of the geological data from the four holes and to confirm the continuity of the mineral intersections obtained from this program.

Finally, some core holes were drilled to the west between the San Francisco and La Chicharra pits, to explore the area known as Casa de Piedra,

All the geological, engineering, drilling, planning and supervision components of the exploration drilling program were overseen by Timmins staff, principally geologists Miguel Angel Soto, COO of Timmins and Daniel Maya, lead geologist on the San Francisco property.

For the 2011 to 2013 reverse circulation drill program, Timmins used three contractors, Globexplore Drilling SA de CV, Layne de Mexico, SA de CV and Landdrill (after 2012 Gemini Drilling, SA de CV). Globexplore has been drilling on the property since 2005 and its performance has been meeting the requirements established by the Timmins exploration staff. Globexplore has been using between two and six track-mounted rigs for the programs, depending on Timmins requirements. The diameters of the bits vary from 11.43 to 12.5 cm (4.5 to 5 inches) and the diameter of the rods is 10 cm (4 inches). See Figure 10.3 for a photograph of the Globexplore drill equipment in the San Francisco pit and Figure 10.4 for a photograph of the Layne equipment within the San Francisco pit.

Due to the strong demand for rigs, Timmins also contracted a portion of the drilling to Layne de Mexico, S.A. de C.V. (Layne), a drill contractor based in Hermosillo. Layne provided a TH-100 tandem truck mounted rig and two Drill System MPD 1500 buggy mounted all terrain rigs. Layne conducted drilling during two periods, from July to November, 2012 and from January to June 2013.

Figure 10.3
Globexplore Equipment in the San Francisco Pit, July, 2011

Figure 10.4
Layne Equipment in the San Francisco Pit, July, 2011

Landdrill was contracted for one period, from September, 2012 to February, 2013, when, due to financial problems, Landdrill left the property and was replaced by a new drill contractor, Gemini Drilling. Gemini Drilling was formed with the same operators and part of the administration of Landdrill. In general it had good drilling performance with two track mounted rigs, a MPD 1000 and a DrillTech D40K Crane Carrier.

For the core drilling, Timmins contracted Construccion Arrendamiento de Maquinaria y Mineria, S.A. de C.V., (CAMMSA), a drill contractor based in the city of Guanajuato, up to September, 2011. For the deep drilling, Timmins chose Itzcoatl 2GLD Drilling and Services, S.A. de C.V. (Itzcoatl), a core drilling contractor based in Hermosillo.

All of the drilling contractors are independent of Timmins and its affiliates.

The core drilling conducted by CAMMSA used two and sometimes three rigs mounted on skids, producing HQ and NQ core; Itzcoatl is using a Model A5 Zinex rig, capable of drilling up to 850 m with HQ diameter and up to 1,400 m with NQ diameter. See Figure 10.5 for a photograph of the Itzcoatl Zinex drill rig.

The drill hole collar locations were established using a high precision GPS unit and marked prior to drilling with wooden stakes, denoting the drill hole collar, plus a front sight line to indicate the azimuth of the hole. After a drill hole was completed, the collar location was marked with a cement marker denoting the drill hole number. See Figure 10.6 for a photograph of the cement marker located on drill hole TF-1522. Once the drilling program was completed, all drill hole collars were surveyed by the Timmins exploration staff, using its own GPS Total Station Trimble 5700 movil and 4700 rover (base).

Figure 10.5
A View of the Itzcoatl Zinex Drill Rig

Figure 10.6
Location Marker for Drill Hole TF-1522

The lithologies and alteration features encountered by the reverse circulation holes were described on hand-written logs and sampled as drilling was in progress. A portion of the material generated for each sample interval was retained in a plastic specimen tray. Each compartment in the specimen tray was marked with both the sample interval and sample number. Compartments within the trays were left for the locations where blank samples and standard samples were inserted into the sample stream. Compartments within the trays were also designated for duplicate samples.

Blank samples, standard samples and duplicate samples were inserted into the sample stream using a sequential numbering scheme.

Figure 10.7 shows the locations of the RC drill holes, in relationship to the previous drilling and the existing San Francisco and La Chicharra pits. See Appendix 2, for a summary of the July, 2011 to June, 2013, significant assays from drilling in the areas in and around the San Francisco and La Chicharra pits.

Figure 10.7
July, 2011 to June, 2013 Drill Hole Location Map Around the San Francisco and La Chicharra Pits

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3      DISCUSSION OF JULY, 2011 TO JUNE, 2013 DRILLING PROGRAM RESULTS

10.3.1      Drilling In and Around the San Francisco Pit

From July, 2011 to June, 2013 a total of 155,074 m of RC and core drilling distributed in 698 holes was conducted around the perimeter and inside the San Francisco pit. Included in this total were 20 RC holes which were drilled and equipped with piezometric devices for monitoring the groundwater in the vicinity of the San Francisco pit. Table 10.2 summarizes the distribution of the drilling performed in and around the San Francisco pit.

Table 10.2
Reverse Circulation and Core Drilling in and around the San Francisco Pit from July, 2011 to June, 2013

Site	2011 (July to December)		2012		2013 (January to July)		Total Drilling
	Number of Holes	Total Metres	Number of Holes	Total Metres	Number of Holes	Total Metres	Number of Holes	Total Metres
San Francisco pit (in and around)	165	38,432.08	64	10,793.78	421	91,847.15	650	141,073.01
Low grade stockpiles			8	106.67			8	106.67
Piezometers around the San Francisco Pit			17	3,373.17	3	468.42	20	3,841.59
San Francisco pit (core infill and exploration)	13	6,599.55			7	3,452.90	20	10,052.45
Total	178	43,031.63	89	14,273.62	431	95,768.47	698	155,073.72

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The infill and exploration holes in and around the San Francisco pit totalled 141,073 m of RC drilling in 650 holes and 10,052 m in 20 core holes. The drilling was distributed along the mineralized trend of the San Francisco deposit to the north and to the south, looking for extensions to the known mineralization as well as parallel mineral bodies above and beneath the main zone from Sections 500 E to 1500 W (Figure 10.8) . The holes were designed based on the previous drilling which indicated the potential for the existence of a repetitive series of mineral zones arranged parallel with the main deposit, both along strike and in the up and down dip directions.

As noted in Figure 10.8, the drilling is distributed in the north, east and the middle (within the pit) of the San Francisco pit. In the north, the objective was to confirm and explore the mineralized zones along strike and in the down dip projection indicated by previous drilling underneath the dumps where the primary crusher is situated. In the east, the drilling focused on the area between two smaller shallow pits, to identify the continuity of the mineralization along strike as well as its down-dip projection. Within the current pit, the drill holes were situated on the south and north slopes (benches) and the floor of the pit, with the main objective of infilling and exploring the inferred resource underneath and outside the existing reserve base. In the southern portion of the pit, the drilling focused on defining the maximum extension of the mineralized zones in this direction, especially in the area of El Pastel, where previously a number of isolated holes confirmed the presence of mineralization. Some infill drilling in the La Oreja area was conducted during this portion of the exploration program.

Figure 10.8
July, 2011 to June, 2013 Drill Holes Location Map on the San Francisco Pit

Selected mineralized drill intercepts outside the previous pit design (2011) are discussed below. The legend for the colours of the blocks is red: > 0.50 g/t Au; green: >0.30<0.50 g/ Au; Cyan: >0.10 <0.30 g/t Au.

10.3.1.1      Section 220W

Five holes were drilled toward the west along section 220W. These holes were TF-2057, TF-3299, TF-3503, TF-3241, TF-3445, TF-3083 and TF-3447. The first three holes were drilled to test the mineralization indicated by a series of old holes drilled by previous operators, which were situated in the southern portion of the existing pit. These old holes indicated a number of mineralized zones that had not been explored along their down dip projection, since the previous drilling campaigns by all companies had explored only the upper portions of the mineralized zones in the first 150 to 200 m below surface.

The results from the drill holes conducted by Timmins on both this section and the neighbouring section allowed an extension of the downward limits of the optimized pit resources in the central portion of the San Francisco mineral trend, from the 650 m to the 550 m elevation, almost 100 m below the pit resource design conducted in 2011 (Figure 10.9) .

Figure 10.9
Cross-Section 220W on the San Francisco Pit

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V., Figure dated September, 2013.

10.3.1.2      Section 320W

Along Section 320W, six infill holes were drilled between the existing widely spaced drilling that outlined an inferred resource in the original block model. The holes were TF-3205, TF-3253, TF-3132, TF-3133, TF-3502A, TF-3153 and TF-3098. A further four holes were drilled to the north to explore the down-dip projection and to identify any parallel mineral intervals in the hanging wall of the known mineralization. The four holes were TF-3153, TF-3100 and TF-3152. The details of the mineralized intersections are shown in the cross-section 320W in Figure 10.10.

Figure 10.10
Cross-Section 320W on the San Francisco Pit

10.3.1.3      Section 420W

Several holes were drilled on Section 420W, with the most relevant being TF-3252, TF-3147, TF-3219, TF-3094, TFD-145 and TF-3411. The assay results from the first three holes resulted in a deepening of the central portion of the original pit design by approximately 80 m, as is shown in Section 420W in Figure 10.11.

The exploration holes at the northern portion of the section focused on exploring the northern strike projection of the gold mineralization in the wall of the final pit design. Two holes were drilled; TF-3094 and TF-3411. Hole TF-3094 returned a mineralized intersection from 9.14 to 33.53 m, or 24.38 m, grading 0.189 g/t gold which was hosted in a conglomerate/breccia. Hole TF-3411 did not intersect any significant mineral intersections.

TFD-145, was drilled from the local coordinate 1350N to drill in the adjacent section 400W. The hole was drilled to explore for high grade mineralization underneath of the final pit floor design and looking for mineralized feeder zones. The hole was drilled to a total length of 788 m and it confirmed the presence of mineralization up to a vertical depth of more than 500 m. The mineral intersections in this hole are in the same range as those in the pit, with the mineralized zones varying in width from 1.5 to 30 m. The results from drilling on Section 320W expanded the pit limits and increased the reserve base.

Figure 10.11
Cross-Section 420W on the San Francisco Pit

10.3.1.4      Section 480W

From July, 2011 to June, 2013, a total of seventeen drill holes were drilled along Section 480W with most of them concentrated on the southern portion of the existing San Francisco pit. These holes were drilled to determine the down-dip projection of mineral intersections located in shallow drill holes conducted by previous operators. The assay results obtained from the drilling program indicate that the projections of the new mineralized zones would significantly expand the original pit design limits to the south and at depth.

The holes drilled along cross-section 480W from the south to the north sides of the pit are TF-2042, TF-1463, TF-1470, TF-1312, TF-1478, TF-1343, TF-1402, TF-3104, TF-1461, TF-1456, TF-1413, TF-3201, TF-3563, TF-3239, TF-3166, TFD-146 and TF-3406.

The deeper results from these holes are significant as they indicate the presence of high gold values associated with veins or lenses which, when properly interpreted, could assist Timmins in designing a very focused future drill program directed towards the discovery of the mineralization feeder system. It has been observed that there is better continuity of the high gold grade values, although narrow, at depth. Due to the isolated nature of the core holes, underground mining has not been considered at the San Francisco mine. Geological information at depth is needed to demonstrate the continuity along strike and along dip of the mineral zones with high gold values. The deep exploration of the San Francisco-La Chicharra mineral system is still in its early stages.

The mineral intersections for each drill hole in cross-section 480W are shown in Figure 10.12.

Figure 10.12
Cross-Section 480W on the San Francisco Pit

10.3.1.5      Section 820W

Several holes were drilled along Section 820W, during the last two years in order to gain clarity regarding the mineralization contained within the block model and to carry out exploration within the immediate portion below the floor of the original pit design. The following holes were drilled from south to north: TF-3149, TF-1354, TF-1356, TF-3012, TF-1391, TF-1392, TF-3109, TF-3102, TF-35123, TF-1432, TF-1411, TF-3568 and TF-3420. In general, the results of the drilling here were positive with a number of the holes confirming the mineralized zone intersected by previous drilling and allowing for or extending the limits of the original pit design. The effect of the new drilling on the pit design for the resource estimation for Section 820W is illustrated in Figure 10.13.

Figure 10.13
Cross-Section 820W on the San Francisco Pit

10.3.1.6      Section 1020W

From south to north, the first holes TF-2007, TF-2022 and TF-2008 on Section 1020W were part of a series of drill holes focused on exploring the area called Cerro El Pastel, located to the south of the current view point for the San Francisco pit operations. While gold values were intersected, these are restricted to narrow intervals either without continuity or with very short continuity both down dip and along strike.

Figure 10.14 illustrates that, even though the drilling on Section 1020W was generally disappointing, the original pit design is still being extended 100 m vertically from the 600 to 482 elevation, extended 100 m laterally between holes TF-3034 and TF-3204, and vertically from the 480 to 440 elevation between the holes TF-3560 and TF-3286.

Figure 10.14
Cross-Section 1020W on the San Francisco Pit

10.3.1.7      Section 1240W

The drilling on Section 1240W only produced some small changes to the original pit limits, mostly in the southern wall of the San Francisco pit. Drill hole TF-3570 was collared at the southern wall at coordinate 600N at an elevation of 654 m. The hole is relatively shallow, drilled to a depth of 153.92 m at an azimuth of 195° and an angle of 70°. The assay results indicated several significant mineral intersections, starting on surface with 4.57 m grading 0.480 g/t gold, with the other significant intersections down the hole being 13.72 m grading 0.708 g/t gold starting at 27.43 m, an interval of 3.05 m grading 3.615 g/t gold, then 6.10 m grading 0.677 g/t gold, 1.52 m grading 0.882 g/t gold and 6.10 m grading 0.646 g/t gold near the end of the hole. These results, combined with the existing holes and others drilled during the same period in the adjacent sections, have led to the push back and deepening of the original pit design, as shown in Figure 10.15.

Continuing to the north, hole TF-1481 was drilled on local coordinate 800N. This infill hole was drilled to confirm the mineralization in the block model, due to changes observed during mining operations. The results from this hole confirmed the original block model and did not result in a material change to the original pit design. The hole returned multiple mineral intersections starting, from surface with 1.52 m grading 0.469 g/t gold. At 13.72 m, an interval of 3.04 m was intersected grading 0.286 g/t gold, which is followed by two mineral intervals of 1.52 m each, one grading 0.949 g/t gold and 8.790 g/t gold at 19.81 m and 32.0 m, respectively. The next intersections start at 44.20 m with an interval of 7.62 m grading 0.428 g/t gold, at 86.87 m 6.10 m grading 0.368 g/t gold, at 105.16 m 4.57 m grading 0.761 g/t gold, at 132.59 m 6.10 m grading 0.794 g/t gold, at 144.78 m 6.10 m grading 0.584 g/t gold and at 153.92 m 10.67 m grading 0.200 g/t gold.

Figure 10.15
Cross-Section 1240W on the San Francisco Pit

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V., Figure dated September, 2013.

These intersections confirm the mineralization of the original block model. The remainder of the holes drilled on this section intersected mineralization to follow up on the information provided previously by drill hole TF-1109, which indicated an important mineralized zone underneath the floor of the original pit design. Further drilling is required to confirm whether the down dip projection of the mineralization contains sufficient grade or widths to justify mining.

All of the significant assay results are included in the Appendix 2 of this report.

10.3.2      Infill and Exploration Drilling in and around the La Chicharra Pit

From July, 2011 to June, 2013, 640 holes totalling 141,314 m, including core and reverse circulation, were drilled in the La Chicharra pit and in the area surrounding the La Chicharra pit. The objectives this were to conduct an infill drill program to upgrade the inferred mineral resource in the original block model to measured or indicated resources, and to potentially add to the mineral resources. The details for the La Chicharra drilling programs are summarized in Table 10.3 and the results are described below.

Exploration for new mineralized intervals was carried out to the north and south of the existing deposit. To the south, in the footwall of the La Chicharra deposit, drilling was conducted from the floor of the current pit and along the strike direction of the floor. To the north, infill drilling was conducted immediately adjacent to the pit, looking for parallel mineralized zones in the hanging wall of the La Chicharra mineral deposit, with drilling also conducted along the general strike of the deposit in the north. In the case of the northern drilling, previous exploration had resulted in an expansion of the existing mineral resource by defining a main mineralized zone which varies in width from a few metres to over 100 metres projecting in the down dip direction for a distance of more than 300 metres and remaining open at depth.

Figure 10.16 shows the distribution of the drill holes conducted during the period from July, 2011 to June, 2013 in the La Chicharra pit and in the surrounding area. The illustration also shows seven representative sections out of the total that were used as controls for the drilling program conducted over the mineral deposit. The drilling is distributed on a grid that is spaced at 20 m intervals to the northwest and 25 m intervals to the northeast. The sections are interpreted for lithology and mineral zones (mineral envelopes) manually. The drilling was conducted from Section 2320W to Section 3620W, a total length of 1,300 m, as well as down and up dip from the local coordinates 00N to 900N. The sections have been drilled systematically, with each hole drilled according to the configuration of the mineralized zones as indicated by assay results compiled during the drilling process. This departs from the indication that the mineralization is controlled by a series of west-northwest shear zones which affect the metamorphic-igneous sequence by forming breccias and crackled belts along the gabbro and basic gneiss, providing favourable belts for the emplacement of bodies of pegmatite and quartz veins and veinlets containing the gold mineralization. The behaviour of the mineralized zones is similar to those found in the San Francisco pit, in that the mineralization is hosted in zones that are generally striking west-northwest and dipping northeast from 35° to 45°.

The La Chicharra drill campaign for 2011 and a portion of 2012 focused on the area to the north of the existing pit and within the pit. This campaign was generally infill drilling to upgrade the existing inferred resource to indicated or measured resources. Based upon this program and the analysis of previous drilling campaign results, the drilling was extended, to the east-southeast and to the west-northwest. In the east-southeast direction, the mineralized zone is spotty and is restricted to narrow intervals with erratic gold values. More work will be required in this area.

Table 10.3
2011-2013 Drill Program in the La Chicharra Area

Site	Total 2011		Total 2012		Total 2013			Grand Total
	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres
La Chicharra Pit (RC infill and exploration	157	32,505.40	329	73,733.34	88	21,029.91	574	127,268.65
La Chicharra North (RC exploration	42	9,232.42	20	3,986.75			62	13,219.17
La Chicharra Pit (core for metallurgical testing)	4	826.00					4	826.00
Total drilling per year	203	42,563.82	349	77,720.09	88	21,029.91	640	141,313.82
Accumulated total	203	42,563.82	552	120,283.91	88	21,029.91	640	141,313.82

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 10.16
Location Drill Map in the La Chicharra Area

10.3.2.1      Section 2540W

A total of 22 holes were drilled from south to north along Section 2450W during the period covered by this report. The first two holes were TF-1666 and TF-1657, both of which were drilled from the floor of the pit on local coordinate 165N. Neither hole intersected mineral intervals. That does not mean that the mineralization is absent, but that it is not located within 100 m of the footwall of the known mineralization. The most significant intersection from these holes was 1.52 m grading 0.452 g/t gold.

The next holes (TF-1670, TF-1590, TF-1673, TF-1586 and TF-1592) were primarily infill holes both down and up dip and along strike, to confirm the interpretation derived from the wider spaced drilling. The results from the drilling were significant enough to warrant a push back of the pit walls to the north and south, and a deepening of the pit in the updated design.

Figure 10.17 illustrates cross-section 2540W, along with the block model and the limits of the resources for 2011 and 2013.

Figure 10.17
Section 2540W in the La Chicharra Pit

10.3.2.2      Section 2660W

The drilling on Section 2660W was primarily infill holes in the immediate area to the north of the La Chicharra pit, coupled with exploration holes to determine the down dip extension of the main mineralized zone, as well as exploring for additional resources in parallel mineralized zones, both in the hanging wall and footwall of the main mineralized zone. The drilling results for this section were positive for the drilling that was conducted near the pit. Drilling further to the north resulted in a number of smaller mineralized zones with spottier continuity.

Figure 10.18 shows the drilling on cross-section 2660W along with the interpreted mineralized zones as outlined by the block model.

Figure 10.18
Cross-Section 2660W on the La Chicharra Pit

10.3.2.3      Section 2780W

The drilling along Section 2780W was a combination of infill and exploration drilling to validate mineralized intervals encountered by the existing shallow drilling conducted by previous operators, to upgrade the inferred resource estimate based on widely spaced drilling by Timmins and to explore the area beneath the main mineralized zone of the La Chicharra deposit.

In general, all of the drill holes encountered mineralized intervals, with the exception of holes TF-2695, TF-2900 and TF-1996. The drilling closer to the existing pit has demonstrated the down dip continuity of the mineralized zone exposed in the pit and has allowed Timmins to widen and deepen its original plans for the La Chicharra pit.

The drilling on cross-section 2780W is shown in Figure 10.19.

Figure 10.19
Section 2780W on the La Chicharra Pit

10.3.2.4      Section 2940W

Section 2940W crosses the northwest limit of the 2011 pit design and Timmins drilled seven holes during the period covered by this report. These holes added further information to the previous model, which was based on three holes that had been drilled to the south of the west-northwest projection of the mineralized zone in the La Chicharra pit. The results of the new holes indicated that there was continuity to the mineralization in this direction and that additional mineralization was located in the footwall or at depth. The continuity down dip extends to at least 100 m and the results of all holes on this section, combined with those drilled on the adjacent sections on either side, was enough to allow for the possible deepening and push-back of the original walls of the La Chicharra pit by 90 m in depth and nearly 100 m on surface.

The drilling on cross-section 2940 is shown in Figure 10.20.

Figure 10.20
Section 2940W on the La Chicharra Pit

10.3.2.5      Section 3080W

A total of seven holes were drilled on Section 3080W to follow-up on the results from the holes drilled during the first part of 2011 and a few shallow holes drilled by previous operators. Timmins used these holes to explore the continuity of the mineralized zone, detected close to the surface, in its projected down and up-dip directions.

The principal drill holes that were important for extending the existing pit in the west-northwest direction were the shorter holes, such as TF-1763 which demonstrated the continuity of grade and mineralization. The demonstrated continuity of the mineralization in the west-northwest direction will allow for a push-back of the pit limits and it also has confirmed the extension in direction to the west-northwest. The drilling and block model interpretation of the mineralization on Section 3080W are shown in Figure 10.21.

Figure 10.21
Section 3080W on the La Chicharra Pit

10.3.2.6      Section 3300W

Section 3300W is 400 m to the west of the existing pit limits and the majority of the holes on this section were drilled during the period covered by this report. The holes were drilled to follow up the projected strike direction of the mineralization to the west of the La Chicharra pit and to explore both the footwall and hanging wall of the mineralization. The holes confirmed the extension of the mineralization to the west-northwest, both near surface and in its projected down dip direction for 300 m.

The grades intersected by the drilling will merit an updated pit design which allows for potential exploitation of the resources approximately 160 m in the down-dip direction, over a width of 70 to 80 m. This implies that the pit floor will be approximately 100 m deeper than it is currently, and also includes a small pit at the southern extremity. The holes drilled south of local coordinate 200N did not return any significant mineral intersections.

The drilling and block model interpretation of the mineralization on Section 3300W are shown in Figure 10.22.

Figure 10.22
Section 3300W on the La Chicharra Pit

10.3.3      Core Drilling on the La Chicharra Pit

Four core holes were drilled in the northern projection of the La Chicharra deposit, to obtain samples for metallurgical studies. The four holes (TFD-110, TFD-111, TFD-112 and TFD-114) totalled 826 m. The details for the four holes are summarized in Table 10.4.

A total of 1,195 kg of samples were obtained for metallurgical testwork. This material was delivered to the metallurgical laboratory at the San Francisco mine for preparation. Once prepared, the samples were sent to Metcon Research Laboratory in Tucson, Arizona. The samples were taken from only one rock domain, a mix of pegmatite, mafic gneiss and gabbro, but were predominantly gabbro. The samples averaged 0.832 g/t Au. Testwork was performed on four crush sizes, ¾”, ½”, 3/8” and ¼”. In addition, Timmins obtained 10 samples from both new and previous core holes for a characterization study to be conducted at the Universidad of Sonora. Samples were deliberately chosen with a high gold content, in order to identify the form of occurrence, size of the gold and its relationship with the gangue minerals and with the rock itself. A summary of the sample information is contained in Table 10.5.

Table 10.4
Core Drilling in the La Chicharra Pit to Obtain Samples for Metallurgical Testing

Drill Hole Number	Coordinates UTM			Drill Hole Parameters			Area
	Easting	Northing	Elevation	Depth (m)	Azimuth (°)	Inclination (°)
TFD-110	486,684.640	3,357,961.240	701.976	150	205	-65	La Chicharra
TFD-111	486,794.303	3,357,964.380	704.121	226	205	-70	La Chicharra
TFD-112	486,919.396	3,357,900.100	713.508	210	205	-70	La Chicharra
TFD-113	486,939.591	3,357,906.710	716.267	200	205	-70	La Chicharra

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 10.5
Assay Results on the Samples Chosen for Mineral Characterization of the La Chicharra Mineral Deposit

Hole No.	Depth		Grade Au g/t	Number of Sample
	From (m)	To (m)
TFD-11	110.70	112.20	3.381	127701
TFD-54	117.00	118.50	1.780	127702
TFD-56	86.50	88.00	1.054	127710
TFD-12	64.90	66.40	2.096	127703
TFD-55	123.10	124.85	1.608	127704
TFD-53	126.00	127.50	3.197	127705
TFD-110	94.50	96.00	4.290	127706
TFD-111	102.00	103.50	9.159	127707
TFD-112	187.00	189.00	5.899	127708
TFD-113	196.50	198.00	4.090	127709

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The core sampling characterization highlights were:

  The presence of gold was recognized in four (127707, 127708, 127705 and 127704) of the ten samples, which justified the analytical values reported for them. This was consistent with the gold values identified in previously selected samples. Although gold was not observed in the other samples, this may be due to the inefficiency of the concentration method used..

  The gold grain size is variable, ranging from 0.25 mm to less than 0.005 mm. Gold can occur as both free grains or mixed in grains as small as 0.05 mm. The gangue is principally mixed nonmetallic and oxides.

  The composition of the precious metal mineralization varies, with the gold ranging from 86% to 96% and silver from 14% to 4%. The purest gold is related to iron oxides, and it is assumed that enrichment has occurred due the secondary fluid solutions.

  Even though most of the gold is found to be free-gold, it was also detected as an alloy of Au-Te and a mineral complex that involves Au-Ag-Te-Bi. In the first case, the composition is gold 98% and Te 2%, while the second is Au 59%, Ag 4%, Te 15% and Bi 20%. This complex is observed as inclusions in transparent gangue.

  In only two samples is pyrite relatively important and it is assumed that the oxidation zone is quite deep, since, in the rest of the samples, the ore are associated with magnetite-hematite and limonite.

  The pyrite commonly contains inclusions of pyrrhotite and chalcopyrite.

The metallurgical testing results are discussed in Section 13 of this report.

10.3.4      Drilling on the Low Grade Stockpile

As part of Timmins’ ongoing standard operating procedures, an analysis was conducted on the stockpiled low grade material from the San Francisco pit. The study included chip sampling the operational faces within the San Francisco pit and the stockpile of low grade material to the west of the current leach pads.

Selected assays of the material on the low grade stockpile returned 1.73 g/t gold, 3.83 g/t gold and 0.20 g/t gold. These assays were returned by 12 kg samples of which each one represents a 100 t dump. The sample rock is granite and felsic gneiss with quartz-tourmaline veinlets, pervasive silicification and sericite and pyrite.

A short drill program was conducted on the low grade dumps located to the northwest of the San Francisco pit and west of the existing operational leach pads. The program consisted of 8 reverse circulation holes with an average depth of 13 m, for a total of 106.67 m. The location of each hole is shown in Figure 10.23.

Since the stockpile material is formed by coarse fragments, the recovery during the drilling averaged 50% but Timmins believes that the volume of sample sent to the laboratory for assaying was sufficient to consider the results as reliable. The assays results for the total length of each hole are summarized in Table 10.6. These results indicate that the material deposited on the stockpile is effectively low grade ore material, ranging from 0.14 to 0.40 g/t gold. However, the low grade material is mixed with some material in which the gold grade is above the cut-off for heap leaching. This material could be removed from the stockpile for processing in the future.

Table 10.6
Assays Results of the Drill Holes in the Low Grade Stocks

No. Cons	Drill Hole ID	Drill Hole Length (m)	Gold g/t
1	BL.02	15.24	0.38
2	BL-03	15.24	0.25
3	BL-04	12.19	0.38
4	BL-06	12.19	0.41
5	BL-07	9.14	0.43
6	BL-09	15.24	0.18
7	BL-12	15.24	0.21
8	BL-14	12.19	0.68

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3.5      Area Between the San Francisco and La Chicharra Pits

In addition to the infill and exploration drilling in and around the San Francisco and La Chicharra pits, the program included a series of holes to explore the area between the pits, a quadrangle (Casa de Piedra) of approximately 1,200 m by 1,200 m where gold anomalies have been detected on surface that are associated with old shallow underground and surface workings. This area is comprised of the Cerro San Francisco to the southwest of the San Francisco pit and to the east of the La Chicharra pit. During the last quarter of 2012 and the first months of 2013, a total of 20,949 m, including core and reverse circulation, was conducted to explore the area between the San Francisco and La Chicharra pits, from Section 1240W to Section 2300W, a strike distance of 1,060 m in the northwest-southeast direction, by 800 m wide in northeast-southwest direction. Figure 10.24 outlines the area of the drilling program.

micon INTERNATIONAL LIMITED | mineral industry consultants

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Figure 10.24
Drill Location Map for the Area between the San Francisco and La Chicharra Pits

The exploration with RC drilling was mostly distributed on the southern portion of the Cerro San Francisco, with core drilling on the northern slope. In both cases, the objective of the exploration was to identify any extension of the La Chicharra deposit to the east-southeast and to the west-northwest. The holes were located to explore the continuity of significant mineralized intersections intersected in previous drill holes located 500 m or more to the southwest at the San Francisco pit. Among the significant intersections was 21 m grading 1.11 g/t gold in hole TFR-16 on Section 1300W. Additionally, there are several old underground workings in the area known as Casa de Piedra, where a sampling program within the old underground workings returned significant gold values that were also confirmed on surface from rock sampling. Taking into account the existing drill grids on the San Francisco and La Chicharra deposits, Timmins decided to conduct initial RC drilling on a spacing of 50 x 40 m. After receiving the results from the first holes, the spacing was changed to 100 m apart and 50 m along the sections in a staggered system.

The core holes were drilled on a grid of 200 m x 200 m but only two of the 11 core holes returned significant assay results. Hole TFD-133 collared on Section 1800W at 400N, had two mineral intersections at 25.5 m and 51 m down the hole, respectively. At 25.5 m an intersection of 9 m grading 0.516 g/t gold was obtained and, at 51.0 m, an intersection of 3 m grading 1.254 g/t gold. The second hole was TF-136 which only encountered one significant interval of 9.0 m grading 0.589 g/t gold at 175.5 m down the hole.

Timmins notes that, when it considers the features in the known deposits on the property, it is hard to reject this area for additional exploration, since the mineral intersection results in the holes drilled to the south of the San Francisco pit generally are narrow and are widely spaced vertically. Therefore, these intersections can serve to guide exploration at depth or laterally and, in the worst case, are indicators to assist in outlining the extent of the known mineral deposits. The results from the core drilling are the poorest in the north portion of the Cerro San Francisco, where mineral intersections of good gold grades were encountered but these were narrow and also widely spaced vertically, with wide zones of barren rock or very low gold grade between them.

It is considered important that an interpretation based on trace elements in these holes is conducted and compared it with the trace elements of the San Francisco and La Chicharra deposits to determine if any geochemical relationship exists to identify if the mineralization is widely spaced and without economic significance, or if additional drilling is needed to follow up the best mineralized intersections. The spacing of the drilling results to the south of the Cerro San Francisco, which are 50 m along the section and 100 m apart, makes it difficult to assume that there will be any major mineral concentrations in at least the first 150 m from surface. Below the first 150 m, better gold grades will be necessary to justify any mining operation.

Figures 10.25 and 10.26 are two of the sections showing the drilling and the mineral intervals along the holes. Tables 10.7 and 10.8 summarize the assay results for the significant intervals.

Figure 10.25
Section 1800W in the Area between the San Francisco and La Chicharra Pits

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. and dated September, 2013.

Figure 10.26
Section 2000W in the Area between the San Francisco and La Chicharra Pits

Table 10.7
Significant Drill Assays on Section 1800W

Drill Hole Number	Drill Hole Location					Mineralized Intersection (m)			Assay Result
	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Northing	From	To	True Width	Au (g/t)
TF-2745	201.17	-70	195	1800W	0	3.05	9.15	6.10	0.304
						59.44	60.96	1.52	0.168
TF-2748	201.17	-70	195	1800W	050N	28.6	32.00	3.05	0.652
						128.00	131.10	3.05	0.213
						181.36	182.88	1.52	0.312
TF-2749	201.17	-70	195	1800W	100N	10.67	12.19	1.52	0.260
						153.90	158.50	4.57	0.287
TF-2807	201.17	-70	205	1800W	450N	0.00	3.05	3.05	0.254
						9.14	12.19	3.05	0.192
						126.49	128.02	1.52	0.237
						164,.59	166.12	1.52	0.456
						184.40	185.93	1.52	0.165
TF-2809	201.17	-70	205	1800W	350N	6.10	9.14	3.05	0.295
						38.10	39.62	1.52	0.219
						92.96	102.11	9.15	0.353
TF-2811	201.17	-70	205	1800W	550N	35.05	48.77	13.72	0.197
						57.91	59.44	1.52	0.105
						68.58	70.10	1.52	0.136
						144.78	146.30	1.52	0.111

Drill Hole Number	Drill Hole Location					Mineralized Intersection (m)			Assay Result
	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Northing	From	To	True Width	Au (g/t)
TFD-130	350.00	-60	205	1800W	600N	13.50	15.00	1.50	0.178
						57.00	61.50	4.50	0,286
						63.00	69.00	6.00	0.386
						117.00	118.50	1.50	0.216
						151.50	154.50	3.00	0.598
TFD-138	350.00	-60	205	1850W	300N	19.50	21.00	1.50	0.307
						96.00	97.50	1.50	0.173
						100.50	102.00	1.50	0.226
						324.00	328.50	4.50	0.189

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 10.8
Significant Drill Assays on Section 2000W

Drill Hole Number	Drill Hole Location					Mineralized Intersection (m)			Assay Result
	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Northing	From	To	True Width	Au (g/t)
TF-2711	207.26	-70	205	200W	0	57.91	62.48	4.57	0.168
						131.06	132.59	1.52	1.830
						147.83	149.35	1.52	0.438
TF-2716	201.17	-70	205	200W	100N	32.00	39.62	7.62	0.206
						54.86	57.91	3.05	1.105
						Includes 54.86	56.39	1.52	1.598
						70.10	73.15	3.05	0.332
						77.72	80.77	3.05	0.393
						188.98	190.50	1.52	0.161
						196.60	198.12	1.52	0.251
TF-2717	201.17	-70	205	200W	150N	42.67	45.72	3.05	0.352
						56.39	59.44	3.05	0.192
						73.15	74.68	1.52	0.214
						112.78	115.82	3.05	0.162
TFD-134	350	-60	205	200W	600N	49.50	51.00	1.50	0.202
						111.00	117.00	6.00	0.737
						Includes 111.00	112.50	1.50	2.071
						168.00	169.50	1.50	0.409
						174.00	175.50	1.50	0.338
						222.00	223.50	1.50	0.222
						237.00	241.50	4.50	0.261
						262.50	264.00	1.50	0.480
						292.50	297.00	4.50	1.230
						Includes 292.50	294.00	1.50	3.000
TFD-135	350	-60	205	200W	400N	91.50	97.50	6.00	0.541
						100.50	103.50	3.00	0.293
						115.50	121.50	6.00	0.488
						127.50	130.50	3.00	0.341
						150.00	151.50	1.50	0.393
						169.50	174.00	4.50	0.623

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3.6      Exploration to the East of the San Francisco Mine

Based on previous core and reverse circulation drill results, Timmins conducted an exploration program to the east of the San Francisco pit along the strike of the mineralization. Ground conditions were difficult due to the proximity to El Llano creek.

Support for the exploration program to the east of the San Francisco pit is also based upon the air-magnetic response of the area, that forms an envelope of high magnetics which includes, besides of the San Francisco pit, an extension to the southeast with a total length of more than 3,000 m in the west-northwest-east-southeast direction and a width of 1,300 in southwest-northeast direction. Prior to this report, the exploration drilling was extended up to 800 m east from the existing pit limit with some significant mineral intersections. During the period covered by this report, the exploration was extended to the area between the railroad and the highway, but further exploration is needed prior to being able to include this area as part of the resources. Figure 10.27 is a plan view that combines the air-magnetic map and the drilling conducted to date for the area east of the San Francisco pit.

Figure 10.27
Air-Magnetic and Core Drill Map of the Area Around and to the East of the San Francisco Pit

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. and dated September, 2013.

As part of the continuing exploration on the eastern portion of the magnetic trend, and following up on the results from the drill holes in the area between the San Francisco pit and the rail line, Timmins scheduled four deep core holes in the area between the rail line and the highway. The 4 holes drilled by Timmins were TFD-141, TFD-142, TFD-143 and TFD-144.

The area to the east of the mine is characterized by a strong alluvial cover which varies in thickness from 5 m to more than 100 m in the holes along the highway. Beneath the alluvial cover is a unit that is still not well defined in origin, but which appears to be a conglomerate or breccia of not well rounded polymictic fragments of chaotic distribution, including granite, schist, gneiss and gabbro and coarse quartz vein fragments. The width of this unit varies from centimetres in the area to the east of the San Francisco pit up to 150 metres in the area beneath the highway. The conglomerate/breccia unit, with an important mineralized zone at its base, in turn lies on a metamorphic sequence which appears to form a very consistent surface dipping to the east. Figure 10.28 is a plan view of the drilling east-southeast of the San Francisco deposit and on the East Target (Mayela Ranch.). Figure 10.29 is a sectional view along the San Francisco mine and the eastern target area (Mayela Ranch).

Figure 10.28
Drilling Map Showing the Location of the Long-Section Along the San Francisco Mine and the East Target (Mayela Ranch

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. and dated September, 2013.

The bottom of the conglomerate/breccia appears as a gently sloping surface to the east, with an approximate dip of 20° as determined by the results obtained from the drilling.

Figure 10.29
Long-Section along the San Francisco Mine and the East Target (Mayela Ranch)

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V. and dated September, 2013.

According to the morphology and mode of occurrence of the conglomerate/breccia, the preliminary interpretation is that the mineralized zone is some kind of residual mineral deposit formed by the accumulation of transported material from a very close source, and deposited on a more or less regular surface that possibly corresponds to a low angle fault plain to the east, where the surface cover consists of impermeable material, gouge or fault breccia. The origin of the conglomerate/breccia, with its chaotic structure and composition of angular fragments from different rocks deposited without any arrangement in a matrix of fine material of the same composition as the fragments are cemented by calcite on what appears to be an inclined uniform surface is a matter of debate. It has been suggested that it is not a typical valley fill, but a fill caused by a slide from a slope, either by tectonics (detachment) or gravity (piedmont). The depositional concept is preliminary and based on the information from the holes and exposures within the San Francisco pit. Additional investigations are necessary to support this concept and further work, such as a petrographic thin section study and possibly indirect exploration, such as an IP survey or electromagnetics, will be conducted, in addition to further drilling.

To define the relevance of the shear along which the sericite schist was formed, it was necessary to conduct an analysis of what is believed to be the same unit exposed within the upper benches of the San Francisco pit. This sericite schist unit is different from the rest of the lithological sequence and it is lying discordantly on the metamorphic sequence. It is exposed in the north wall of the pit, at bench 664, as two structures or tabular bodies of sericite schist of 1.50 to 6 m width. The first one has an azimuth of 310° and a dip of -70° and the second has an azimuth of 320° and a dip of -60°. The general azimuth of the metamorphic igneous sequence is 330° and the dip varies from 30° to 40°. Both structures are continuous in the pit. However, if the structures in the pit are projected towards the holes near the highway, they could represent the same unit, but further geological work is necessary to support this hypothesis.

The relevance of these structures may be their relationship, within the San Francisco pit, with the mineralized sequence. In the pit most of the mineralization is located from the sericite schist in a direction towards the general hanging wall of the foliation or to the south of the pit.

The surface over which the conglomerate/breccia lithological unit was deposited has been interpreted as a low angle structure or detachment, with a general strike direction to the east. It appears to be a flat surface, with a regular slope at the bottom of the conglomerate/breccia. Within the conglomerate/breccia, there are mineralized horizons up to 35 or more metres in thickness, with relatively low gold values, which led Timmins to conclude that the conglomerate/breccia is residual erosional material that was transported over a short distance and deposited along and across the low angle surface, forming a placer gold deposit. Further exploration will be required to answer the question of which part of the mineral deposit was displaced by the detachment.

11.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

If known, a description of the historical sampling methods, sample preparation, analysis and security conducted on the San Francisco Project is provided in Section 6. TMM, through its Mexican subsidiary Timmins, conducted its initial exploration drilling program on the Project in August and September, 2005, and instituted sampling procedures which have been discussed in the 2005, 2007, 2008 2010 and 2011 Technical Reports that were filed on SEDAR.

During the July, 2011 to June, 2013, drilling program, Timmins continued to use the sampling procedures instituted for the previous reverse circulation and diamond drilling campaigns. Micon reviewed and discussed the sampling procedures during the July, 2013 site visit and is satisfied that these procedures are accurately carried out and are in accordance with the best practices currently in use by the mining industry, and that they are well documented. Micon concludes that the results produced by the procedures are reliable enough to form the basis for a mineral resource estimate.

Timmins’ July, 2011 to June, 2013 exploration drilling program consisted of 698 drill holes, totalling 155,074 m. All drill holes were field logged and sampled as the holes were in progress. During the drilling and each day that the drilling was completed, the information contained on the hand-written drilling logs (field logs) was transcribed into an Excel® spreadsheet. The Excel® spreadsheet contains the basic drill hole data, individual sample data and assay results, as well as the codes for the lithology, alteration and mineralization. This information was converted to an ASCII file to import it into the database which supports the present resource estimate by Timmins. Geological and mineralization interpretation was conducted based on cross-sections which were produced using an AutoCAD® software package.

The drilling completed in this period was based on an analysis of the results of the exploration programs of previous years conducted by Timmins, and of the block model and interpretation of the probable extensions of the mineralization in the area near the San Francisco pit.

11.1      REVERSE CIRCULATION DRILLING

From the RC drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray created specifically for the reverse circulation program. The samples in specimen trays constitute the primary reference for the hole in much the same way as the core does for diamond drilling. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where the blank and standard samples were inserted into the sequential sample stream and two compartments were identified for duplicate samples. Figure 11.1 shows some of the specimen trays for drill hole TF-1566.

Figure 11.1
Specimen Trays for Drill Hole TF-1566

Due to the nature of RC drilling, only rock chip fragments are produced, and these range from a very fine grained powder up to coarse chips 2 cm in size. Since the stratigraphic contact between the different rock units cannot be identified exactly, the holes were sampled on equal 1.5 m (5 ft) intervals from the collar to the toe of the hole. The sample interval was chosen because it represented two samples per drill rod (3 m or 10 ft). In general, this is considered to be the standard sampling length within the industry.

Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was excellent, in the order of 90% to 95%, in both near surface sulphide-oxide and lower sulphide zones.

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the San Francisco mine. Approximately 15% of the samples assayed in the laboratory at the San Francisco mine were checked at an external laboratory. The principal external laboratory has been the IPL-Inspectorate laboratory in Vancouver, B.C.

Samples identified as field duplicate samples during the RC drilling were split into two separate sequentially numbered samples during the sampling process at the drill.

11.2      CORE DRILLING

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes; the length stored in each box depends of the diameter of the core, 2.40 m for HQ diameter and 3.0 m for NQ. This step in the procedure is completed by the contractor’s personnel, under the supervision of a Timmins geologist. Timmins and the drill contractors follow generally accepted industry procedures for core placement in the core boxes.

Small wooden tags mark the distance drilled in metres at the end of each run, the depth from and to, and the length drilled and length recovered. The drill rods used by the contractors involved in the core drilling are measured in Imperial units, while the tags placed in the boxes are measured in metric units. The hole number and progressive box number are marked on each filled box by the drill helper and checked by the geologist. Once the core box is filled at the drill site the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing.

For diamond drilling where core is produced, the exact stratigraphic contact between the various different rock units can be identified and these contacts are used as the primary basis for separation of the sample intervals. The maximum sample length within the stratigraphic unit was restricted to approximately 1.0 m or 2.0 m, with no minimum restriction. The maximum sample lengths are in accordance with accepted industry practice. In addition to the stratigraphic restrictions that limit the length of the core interval, the size of the sample may be restricted because of the content or type of mineralization encountered within the drill hole. In general, core recovery for the diamond drill holes at the San Francisco Project was better that 98% and no core loss due to poor drilling methods or procedures was experienced.

A unique sample tag is inserted into the sample bag with each sample and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation, if there is a large backlog of samples waiting to be prepared. During the sampling process, some samples are identified as field duplicate samples and these are also inserted into the sample stream.

11.3      SAMPLE COLLECTION AND TRANSPORTATION

11.3.1      Reverse Circulation Drilling

The RC drill sampling was conducted by a team of two or three geological assistants, under the close supervision of the TMM/Timmins staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time they were taken until they were delivered to the preparation facilities at the San Francisco mine. Figure 11.2 shows collection of a RC sample during the July, 2011 Micon site visit.

Figure 11.2
Reverse Circulation Sample Collection

The RC cuttings collected at the drill site were discharged from the drill hole through a hose, into a cyclone where they were collected in a plastic pail. Sampling of the material generated during the RC drilling was conducted at the drill rig using a stainless steel riffle splitter if the material was dry and a rotary splitter situated below the cyclone if the material was wet. The cyclone and splitters were cleaned between samples and, in the case of wet samples, the cyclone and splitters were blown out using compressed air and also washed out between each sample using clean water. Using a 12.5 cm drill bit and a sample length of 1.5 m, it is estimated that the original sample weighed 48.3 kg, prior to making allowance for recovery. It is estimated that the average recovery was between 90% and 95%, which would indicate that the mass of the recovered sample varied between 42 and 45 kg.

The method of splitting the samples derived from the RC drilling was as follows:

1)

If the sample was dry, the entire sample interval was collected in a bucket and then passed through the riffle splitter twice before the final sample of 21 to 23 kg was collected. The remaining 21 to 23 kg was rejected. The 21 to 23 kg sample was subjected to a second split to obtain two samples of 10 to 12 kg (an original and a witness sample). The geologist or an assistant (under supervision) had previously marked the drill hole number and sample number on the plastic sample bags and inserted the sample tag into the sample bag for the original sample. Both bags were closed and sealed at the drill with plastic tie wraps and transported to the camp facilities.

2)

If the sample was wet, it was discharged to a cyclone and then passed through a rotary cone splitter to divide the sample into two equal portions, one of which was automatically rejected. The other portion was collected and simultaneously split into two equal halves by means of a mechanism designed for this purpose and installed in the lower portion of the rotary splitter. The two samples were collected in fabrine (micropore) sample bags to allow retention of the solids and the slow dissipation of the drilling water through the pores in the sample bags, without sample loss. In all cases, a flocculent was used to settle the solids, including the fine portion, prior to tying the fabrine bag. The outside of each sample bag was marked with the sample’s individual number which corresponded to the number on the sample tag which was inserted into the bag containing the original sample.

All samples from the RC drilling were prepared at the drill site by the TMM/Timmins staff geologists and their assistants. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of the Timmins assaying laboratory, which currently supports the mining and processing operations of the San Francisco gold mine and the exploration in the area surrounding the pit.

For check assays and their preparation, a truck was periodically dispatched to deliver samples to the Hermosillo assay preparation facility of IPL Laboratories and, from January, 2010, to IPL-Inspectorate. Sample bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of samples to the preparation facilities, both at the San Francisco mine and in Hermosillo. Samples selected as duplicates were split into two separate sequentially numbered samples during the sampling process at the drill.

11.3.2      Core Drilling

Geologic descriptions of the core samples, including nature of the sample, length of sample, lithology, alteration and mineralization, were captured on drill log forms. Samples were sealed in cloth bags with drawstring closures with the sample identification tags placed with each sample in the bag. A matching tag was retained in a sample book. Samples are stored on site in a locked warehouse at the exploration camp.

A truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes were loaded into the truck and placed in a criss-cross pattern and then secured to the truck by ropes to prevent movement on the short drive back to the on-site core logging facilities.

Once the core boxes arrive at the logging facility, they are laid out in order, the lids are removed and the core is washed to remove any grease and dirt which may have entered the boxes. The depth markers are checked by the geologist and the depth “from” and “to” for each box is noted on both the top and the bottom covers of each core box.

The geologist logging the core begins by examining the core to ensure it is intact. During the core logging process, the geologist defines the sample contacts and designates the axis along which to cut the core. Special attention is paid to the mineralized zones to ensure that the sample splits are representative. The sample limits are marked on the core as well as on the side of the core box, and the sample numbers are marked on the core box next to the sample limits. Afterwards, the sample limits are input into an Excel spreadsheet, which records the sample number and intervals.

Once the core has been logged and the samples marked, the core boxes are brought to the area where an electric diamond saw is set up to cut the samples. At the sampling area, two core splitters and their helpers process the samples by using the diamond saw to cut the core in half. Once the core is sawn in half, one half of the core is placed into a plastic sample bag and the other half is returned to the core box. The geologist or an assistant has previously marked the sample bags with the sample number and inserted the individual numbered sample tag into the plastic bag. A geologist supervises the core sawing to ensure that the quality of the sampling remains high and that no mistakes are introduced into the system due to sloppy practices. The boxes containing the remaining half core are stacked, with lower numbers at the bottom and the higher numbers at the top, and stored on site in a secure core storage facility.

11.3.3      General Quality Control/Quality Assurance (QA/QC) Procedures

As part of Timmins’ QA/QC procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one in every 25 samples.

11.3.3.1    Blank Samples

The blank samples used for the San Francisco drilling program were obtained from three sources:

During the second semester of 2011, blank samples were used that had been prepared from a tonalite dike that outcrops on the southwestern extension of the San Francisco pit. The rock unit is younger than both the host rock of the gold mineralization and the mineralizing events in the region, at least as far as is known. A geologist currently working with Timmins, and previously for both Geomaque and Fresnillo, considered the material in the dike to be barren and this was verified during the 2005 to 2010 drill programs. However, during the 2011 to 2013 program, anomalous gold values, including economic values, started to appear in this material and a detailed mapping program resulted in the discovery of xenoliths of mineralized rock within the dike. As a result, Timmins made the immediate decision to use material from another source, which was selected based upon a regional geological reconnaissance. The regional reconnaissance resulted in the identification of a basalt-andesite in several areas within a 40 km perimeter around the San Francisco mine. Due to the accessibility of the Norma Project area to the northwest of the mine, a series of outcrops were chosen at the southern end of the Norma concession, from which several samples were taken and assayed by the San Francisco mine laboratory. The results of the assaying revealed gold values either below the detection limits or no gold.

While Timmins was waiting for a new blank sample to be generated from its own material, it used blanks purchased from Proveedora de Laboratorios, SA de CV, based in Hermosillo. Timmins purchased two types of blanks, a fine and coarse grain blank, with the first one used to check the assaying of the primary laboratory and the second to check the sample preparation in Timmins on-site facilities.

The procedure used to prepare the bags of blanks from the basalt-andesite was the same that the used by Timmins for the tonalite. Timmins collected 1 tonne lots of the material which were transported to the San Francisco mine, where the material was crushed to -1/8”, followed by homogenization, and then split into 1 kilogram lots. During the drilling campaign, gold values were detected in a specific lot of blank samples. Timmins then obtained the sample rejects from the Inspectorate laboratory and re-analyzed them in the San Francisco laboratory which confirmed the gold values, but noted that the material in the rejects was different from that in the blanks. From the position of the samples in the sampling sequence, and their position with respect of the gold values hosted in the metamorphic sequence cross-cut by the drilling, it was concluded that a mistake had been made in the numbering of the samples. The rest of the blank material was promptly rejected and a new 2-t sample was obtained and sent for preparation to the Sonora preparation laboratory, with Timmins specifying the requirements for the preparation.

Figures 11.3 and 11.4 show fragments of rock used for the blank samples and the bags once they had been prepared for insertion in the sampling sequence.

Figure 11.3
Fragment of Basalt used for Blank Sample

Figure 11.4
Blank Sample Bag ready to be Inserted into the Sample Sequence

11.3.3.2    Standard Reference Materials

Certified standard reference materials (SRM’s) were submitted with each sample shipment during the course of the drill programs. A total of 27 standard reference samples have been used, and these are summarized in the Table 11.1. Standard pulps, consisting of 70 to 100 g of material, were randomly inserted into each batch of 25 samples. The 27 standards include low, medium and high gold grades, in relation to the average grade of the known deposits in the area.

Table 11.1
Standard Reference Material Samples used During the 2011 to 2013 Drilling Program

Standard	Accepted Gold Value		Lower Gold Limit (g/t)	Upper Gold Limit (g/t)	Source	Material
	g/t	+/-
OXC-88	0.203	0.003	0.183	0.223	RockLabs	Basalt and feldspar with gold
OXC-102	0.207	0.002	0.192	0.222	RockLabs	Basalt and feldspar with gold
OXC-109	0.201	0.020	0.191	0.211	RockLabs	Basalt and feldspar with gold
OXD-87	0.417	0.004	0.391	0.443	RockLabs	Basalt and feldspar with gold
OXD-108	0.414	0.003	0.380	0.448	RockLabs	Basalt and feldspar with gold
OXE-86	0.613	0.007	0.571	0.655	RockLabs	Basalt and feldspar with gold
OXE-101	0.607	0.005	0.566	0.648	RockLabs	Basalt and feldspar with gold
OXE-106	0.606	0.004	0.576	0.636	RockLabs	Basalt and feldspar with gold
OXF-85	0.805	0.008	0.755	0.855	RockLabs	Feldspars and iron pyrite
OXF-100	0.804	0.006	0.764	0.844	RockLabs	Feldspars and iron pyrite
OXF-105	0.800	0.005	0.743	0.857	RockLabs	Feldspars and iron pyrite
OXG-83	1.002	0.009	0.948	1.056	RockLabs	Basalt and feldspar with gold
OXG-84	0.920	0.010	0.850	0.994	RockLabs	Basalt and feldspar with gold
OXG-99	0.932	0.006	0.860	1.004	RockLabs	Basalt and feldspar with gold
OXH-66	1.285	0.012	1.221	1.349	RockLabs	Basalt and feldspar with gold
OXH-82	1.278	0.010	1.224	1.332	RockLabs	Basalt and feldspar with gold
OXI-81	1.807	0.011	1.692	1.922	RockLabs	Basalt and feldspar with gold
OXH-97	1.278	0.009	1.214	1.342	RockLabs	Basalt and feldspar with gold
OXJ-95	2.337	0.018	2.220	2.454	RockLabs	Basalt and feldspar with gold
GS-2K	1.970	0,180	1.862	2.078	CDN Labs	Blank granitic ore and high gold ore
GS-2L	2.340	0.240	2.163	2.517	CDN Labs	Blank granitic ore and high gold ore
GS-P2A	0.229	0.030	0.198	0.260	CDN Labs	Ore of the Carlin style mineralization
GS-P3B	0.409	0.042	0.378	0.440	CDN Labs	Blank granitic ore and high gold ore
GS-P3C	0.263	0.020	0.237	0.289	CDN Labs	Blank granitic ore and high gold ore
GS-P7E	0.766	0.086	0.728	0.804	CDN Labs	Blank granitic ore and high gold ore
PGMS-18	0.5170	0.060	0.435	0.599	CDN Labs	Mix material from two ore deposits in the US
ME-15	1.386	0.102	1.284	1.488	CDN Labs	Ore from Minera San Javier, Mexico

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

11.3.3.3    Duplicate Samples

For the RC drilling, the samples which were identified for duplication (field duplicates) were processed and split in the same way as the regular samples taken on either side of them. In the case of dry samples, the final 21 to 23 kg sample was subjected to a further split in the field, yielding two 10.5 to 11.5 kg samples. Wet samples were dried and then passed through the riffle splitter to obtain a second (duplicate) sample of approximately the same mass as the original. The duplicate samples were given sequential numbers and submitted as two separate samples for the purpose of assaying.

11.3.4      Preparation Laboratories

11.3.4.1    San Francisco Mine Preparation Facilities

For the 2010 to 2011 exploration drilling program, only a small number of samples were prepared and assayed by the San Francisco mine laboratory. In August, 2010, Timmins decided to send all of the samples from the exploration program for preparation at an external laboratory. Timmins did consider building a laboratory at the mine site to analyze the exploration assays, but the costs related to the laboratory, in order to meet the strictest QA/QC requirements were prohibitive and it was decided to build only the preparation facilities, which were completed and ready to begin operations in November, 2012. This facility at the mine was only capable of preparing up to 350 to 400 pulps per day which, considering the quantity of samples generated by the exploration drilling meant that a large preparation of the samples were sent to external laboratories for both preparation and assaying. Currently, Timmins is preparing an expansion of the preparation facility, so that it is able to prepare at least 700 samples per day of RC or core drilling.

The equipment in the preparation facilities includes:

  Two ovens for drying samples (Grieve TBH550E2 model).
  Two TBH-550 oven trucks.
  Sixteen nickel plated carbon steel shelves.
  One hundred SS rectangular sample pans (Model SC-50).
  Two Combo Boyd/RSD Boyd crushers with single split.
  Two VP-1989 ring and puck pulverizer, Bico 3 phase motor.

The procedure used at the San Francisco mine for the preparation of samples to be assayed for gold is as follows:

1)

The samples received are inspected by the laboratory supervisor or an assigned deputy, to ensure that each is identified and that the original packing is not damaged. All of the samples are placed in the designated reception area.

2)

On the registration form, the user must enter the date and time, the work order number assigned by the laboratory, and record the origin of the sample, elements to be analyzed, requested assay method, sample type (rock fragments, soil, etc.) and priority of the sample. The registration form is filled out in duplicate.

3)	Once reviewed, the form is then registered with the name and signature of the persons who submitted and received the samples.

4)	All exploration and mine samples are weighed individually, with the weight recorded in the designated notebooks. The samples are then delivered to the sample preparation staff.

5)	All samples received are dried in trays that are of an adequate size to ensure that they remain free of any contaminating material.

6)

Using a permanent marker, each sample is labelled according to its original identification number. Each sample is poured into a corresponding tray, ensuring that 100% of the sample is contained within the tray, to avoid cross-contamination of samples. Inside each tray is an identification card that matches the original identification label.

7)	Each tray containing a sample is placed in the oven.

8)

Samples with a low moisture content are checked after 60 minutes to see if they have dried. Samples with high moisture content are checked after 3, 6, or 8 hours, at the discretion of the supervisor. Once the samples are completely dry, they are removed from the oven and placed on trolleys for transport.

9)

The initial crushing is done in a jaw crusher, after it has been cleaned with compressed air. A first pass is conducted to reduce the size of the material to 85% passing a ¼ inch mesh. The material is then transferred to another tray that has already been labelled with the original sample number. Once the crushing is completed, the crusher and trays used in the process are cleaned using compressed air, and then the crusher is cleaned using fragments of monzonite dike. This material is monitored by the laboratory periodically to ensure that it is unmineralized.

10)	A second crushing pass is performed using a roll crusher, in order to obtain a product of minus 10 mesh (2 mm).

11)

The minus 10 mesh product is homogenized by rolling on a rectangular blanket, canvas or plastic liner. Once the sample homogenized, it is placed back into the tray to be split in a Jones riffle splitter.

12)

Prior to splitting the sample, the splitter is checked to ensure that it is free of particles that could contaminate the sample. Compressed air is used where necessary to clean the splitter. The sample is then split, with one half being returned to the original sample bag and the other portion being split again.

13)	The sample continues to be split between 3 to 8 times, until a sample of approximately 250 grams is obtained. This sample is then sent to the pulverizer.

14)

Pulverizing is conducted such that 90% of the material is minus 150 mesh. The samples arrive at the pulverizing process in laminated Kraft envelopes, with each one identified according to the sample number and the work order. Once each sample has been pulverized, it is delivered to an external laboratory for assaying.

Equipment in the sample preparation facilities at the San Francisco mine is shown in Figures 11.5 and 11.6.

Figure 11.5
Oven for Drying Samples in the Preparation Facilities

Figure 11.6
Combo Boyd/RSD Boyd Crusher with Single Split

11.3.4.2    Sample Preparation and Analytical Protocols for Services Provided to Timmins by Inspectorate

Samples from the San Francisco mine are picked up periodically by Inspectorate de Mexico, SA de CV. (Inspectorate), a subsidiary of Inspectorate America Corp. (also, Inspectorate). These sample pickup trips are performed by Inspectorate’s wholly owned trucks, driven by full time Inspectorate employees. Samples are picked up at the San Francisco mine.

Timmins delivers the samples to Inspectorate personnel in rice sacks marked with the numbers corresponding to the samples in each sack. The samples inside the rice sack are contained in plastic bags marked with the sample number and including a numbered sample tag.

Timmins provides proper documentation to Inspectorate’s personnel regarding the samples being picked up, including a list of the samples delivered, the type of samples, the type of analysis requested and the elements for which assays are to be reported.

Sample Preparation Process for Reverse Circulation Samples

Samples are driven to Inspectorate’s sample preparation facilities in Hermosillo, Sonora, where they are subjected to the sample preparation process prior to shipment of a representative sub-sample to the analytical laboratories located in Richmond, B.C., Canada or Sparks, Nevada, USA.

Sample Sorting and Entering Data into the Laboratory Information Management System (LIMS)

Once the samples are received at Inspectorate’s sample preparation facilities, they are sorted in alpha-numerical or numerical order in the sample layout area. A registration form is completed providing details of the samples received.

When all the samples have been sorted and no extra, missing or duplicate samples are found, the sample registration is accepted by the supervisor and is taken to the administration office where the sample data are entered into the Laboratory Information Management System (LIMS).

Sample Drying

Once the samples have been registered, each sample is taken out of its plastic bag and placed in a stainless steel drying pan which is then positioned in the wheeled drying racks. The drying racks are placed inside a high capacity drying oven where the samples are fully dried at 100°C. The samples are never dried for more than 5 to 6 hours.

Sample Crushing and Splitting

Once the samples are fully dried, the wheeled racks are taken to the crushing area where the entire sample is crushed by a TM Engineering Terminator Jaw Crusher to 70% minus 10 mesh (2 mm).

A quality control check test is performed to ensure that the crushed sample meets the specified size criteria. The test is performed on the first sample crushed at the beginning of a shift and then once in every 40 samples thereafter.

Once a sample has been crushed, it is split using a Jones riffle splitter until a 250 g representative sub-sample is obtained.

Sample Pulverizing

The entire 250 sub-sample is pulverized by using a Bico VP-1989 VP Pulverizer or LM2 Labtechnics Pulverizer, to 85% passing minus 200 mesh (75 microns).

A quality control check test is performed to ensure that the pulverized samples meet the specified size criteria. This test is performed at the same frequency as the crushed sample sizing test.

The pulverized material is split to obtain a 100 g representative sample, which is sent to Inspectorate’s analytical laboratory in Richmond, B.C. or Sparks, Nevada, where it is analyzed. The other 150 g split is saved in the warehouse for future checks or returned to the San Francisco mine.

Samples from the San Francisco Project are assayed for gold by fire assay, with atomic absorption finish, on a one assay-tonne sample. The lower and upper detection limits for this method are 5 and 10,000 ppb.

Inspectorate’s Metals and Minerals Inspection and Laboratory Testing Services are certified by BSI Inc. (BSI) annually, in compliance with the ISO 9001:2008 Guidelines for Quality Management.

Inspectorate’s internal quality assurance/quality control (QA/QC) program is considered to meet normal industry standards for analytical laboratories.

11.3.4.3    Sample Preparation and Analytical Protocols for Services Provided to Timmins by ALS

The following is taken and abbreviated from notes provided to Timmins by ALS.

Logging Procedures

All samples received at ALS Chemex are furnished with a bar code label attached to the original sample bag. The system will also accept client supplied bar coded labels that are attached to sampling bags in the field. The label is scanned and the weight of the sample is recorded together with additional information such as date, time, equipment used and operator name. The scanning procedure is used for each subsequent activity involving the sample from preparation to analysis, through to storage or disposal of the pulp or reject.

ALS logging (tracking) procedures are summarized in Table 11.2.

Table 11.2
ALS Method Code and Description for Timmins Sample Preparation

Method Code	Description
LOG-21	Log sample in tracking system (Samples received with bar code labels attached).
LOG-22	Log sample in tracking system (Samples received without bar code labels attached).

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

Standard Sample Preparation: Dry, Crush, Split and Pulverize

The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70% passing a 2 mm screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron screen. ALS states that this method is appropriate for rock chip or core samples. Table 11.3 summarizes ALS methodology codes and descriptions for the preparation methods used for Timmins samples.

Table 11.3
|ALS Method Code and Description for Timmins Sample Preparation

Method Code	Description
LOG-22	Sample is logged in tracking system and a bar code label is attached.
CRU-31	Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm.
SPL-21	Split sample using riffle splitter.
PUL-31	A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

Assay Methods

1)	Au-AA23 & Au-AA24 Fire Assay Fusion, AAS Finish.

Sample Decomposition

Fire Assay Fusion (FA-FUS01 & FA-FUS02).

Analytical Method

Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Table 11.4 summarizes the ALS laboratory Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish assay methods.

Table 11.4
Summary of the Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish Assay Details

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA23	Gold	Au	ppm	30	0.005	10.0	Au-GRA21
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

2)	Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods.

Sample Decomposition

Fire Assay Fusion (FA FUSAG1, FA FUSAG2, FA FUSGV1 and FA-FUSGV2).

Analytical Method

Gravimetric

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

Table 11.5 summarizes the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods.

Table 11.5
Summary of the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric
Analysis Methods

Method Code	Element	Symbol	Units	Sample Weight (g)	Detection Limit	Upper Limit
Ag-GRA21	Silver	Ag	ppm	30	5	10,000
Ag-GRA22	Silver	Ag	ppm	50	5	10,000
Au-GRA21	Gold	Au	ppm	30	0.05	1,000
Au-GRA22	Gold	Au	ppm	50	0.05	1,000

Table provided by ALS to Timmins Goldcorp Mexico, S.A. de C.V.

11.4      RESULTS OF THE QA/QC PROGRAM

The period covered in this report is from July, 2011 to June, 2013, during which over 327,000 m were drilled by core and reverse circulation, but primarily the latter. Throughout this period, the demand for services from assay laboratories remained strong and, due to the long turn-around periods for assay results, Timmins used more than one external laboratory to meet its assaying requirements, which averaged more than 10,000 drill samples per month. The laboratories used for assaying were Inspectorate, ALS Minerals (ALS) and, occasionally, Skyline Assayers and Laboratories (Skyline). All of these laboratories are independent.

11.4.1      Check Sampling

A total of 852 sample pulps were selected for check assays with Inspectorate and ALS being chosen as the primary laboratories. 357 of these sample pulps were assayed at the Inspectorate facilities and a further 495 sample pulps were assayed either by, ALS, SGS or Inspectorate as check assays. Samples for the check assaying program were selected randomly, not only from the mineralized zones but also from the host rock on either side of the mineralized zone. All check samples selected had a grade of at least 0.10 ppm gold. This cut-off was established in order to approximate a true representation of the assays that are generating the resources in the block model, and to avoid comparing assay results with a zero value or those with very low gold values.

The 852 samples pulps were divided into three batches; two batches of sample pulps from the San Francisco pit drilling and a third batch from the La Chicharra and San Francisco drill programs. Table 11.6 summarizes the results of the check sample comparisons, for each of the three batches.

Table 11.6
Comparison of the Original Assays with the ALS-Chemex, Inspectorate and SGS Check Assays, 2011 to
2013 Drill Program

Details	San Francisco Mine		Both Pits	All Primary Lab Assays vs All Check Assays one to one
	ALS vs Inspectorate	ALS vs SGS s	Inspectorate vs ALS
Number of Samples	257	238	357	852
Mean Grade of ALS Minerals Assays	0.850	1.801	1.122	1.266
Mean Grade of the Inspectorate Assays	0.806		1.112	1.210
Mean Grade of the SGS Assays		1.778		0.016
Difference Between Means	0.044	0.023	-0.009	1.303%
Mean Difference	5.203%	1.294%	-0.833%
Correlation Factor	0.9793	0.9534	0.9781	0.9881

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 11.6 indicates that the overall correlation factors between the laboratories used by Timmins for the San Francisco mine and La Chicharra check samples are of sufficient quality that the original assays conducted by the laboratories can be relied upon.

Timmins conducted regression scatter plots between the three sets of check assay results. There are several sample points which lie outside the band of high confidence, but the plots indicate that there is no overall bias which would affect the results for the purposes of a resource estimation. Overall, the differences appear to indicate a slight underestimation in the gold assays obtained by Inspectorate, but the results demonstrate a reasonable degree of agreement. Micon has reviewed the regression scatter plots conducted by Timmins and agrees with this conclusion.

11.4.2      Standard Reference Material Samples

For the period covered by this report, nineteen different standards were purchased from Proveedora de Laboratorios del Noroeste, SA de CV. (Proveedora), based in Hermosillo, which distributes standard reference materials (SRM) prepared by RockLabs Ltd. of Auckland, New Zealand. Another eight standards were purchased from CDN Laboratories based in Canada. Table 11.7 summarizes the assays and standard deviations used to compare the results from the assay laboratories against the SRM.

A total of 7,052 SRM samples were submitted to Inspectorate, ALS and Skyline for assaying and comparison with the 27 SRM samples used by Timmins. Since there are assay results from three laboratories to be compared against SRM’s, the numbers of SRM samples used of each standard and each assay supplier are summarized in Table 11.7.

Table 11.7
Summary of SRM’s Used to Check Inspectorate, ALS and Skyline Assaying

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Both RockLabs and CDN Laboratories recommend using the standard deviation as the basis for setting control limits and suggest a maximum value of two standard deviations to determine the upper and lower limits of acceptable results. In general, the Inspectorate assays of the SRM samples fall within acceptable limits, although the trend in the Inspectorate assays is that they are below the certified values in most cases. In general, the gold values obtained by Inspectorate are underestimated within a range that varies from 0.256% to 5.935%, and averages 3.742% . The percentage standard deviation for each SRM against the certified value varies from 2.77% to 12.8% . Tables 11.8, 11.9 and 11.10 summarize the assaying of the various SRM samples by the Inspectorate, ALS and Skyline laboratories.

Table 11.8
Summary of the Comparison of Assays by Inspectorate Lab against 25 Different Comercial SRM´s Summary of the SRM Assays by Inspectorate Reference Material VS Inspectorate Lab

Standard Type	Au Grade ppm	No of Samples	Max Value	Min Value	Average Assays by Lab	SRM Value	Absolute Difference	% Difference	Standard Deviation	Standard Deviation 2	% RSD	Median	Variance
OxH82	1.278	42	1.349	1.111	1.233	1.278	0.045	3.612%	0.051	0.101	4.10%	1.230	0.0026
OxH66	1.285	241	1.367	1.119	1.266	1.285	0.019	1.472%	0.043	0.086	3.39%	1.271	0.0018
OxG99	0.932	232	1.099	0.766	0.909	0.932	0.023	2.577%	0.044	0.087	4.80%	0.907	0.0019
OxF85	0.805	146	0.861	0.721	0.794	0.805	0.011	1.413%	0.029	0.057	3.61%	0.794	0.0008
OxE86	0.613	147	0.655	0.545	0.601	0.613	0.012	1.997%	0.020	0.041	3.40%	0.601	0.0004
OxD87	0.417	319	0.453	0.355	0.403	0.417	0.014	3.515%	0.017	0.034	4.23%	0.403	0.0003
OxC88	0.203	696	0.229	0.164	0.201	0.203	0.002	0.871%	0.008	0.017	4.17%	0.201	0.0001
OxJ95	2.337	254	2.655	2.019	2.318	2.337	0.019	0.802%	0.113	0.226	4.87%	2.317	0.0127
OxH97	1.278	256	1.459	1.101	1.268	1.278	0.010	0.766%	0.060	0.120	4.73%	1.271	0.0036
OxF105	0.800	132	0.903	0.704	0.797	0.800	0.003	0.367%	0.038	0.075	4.71%	0.798	0.0014
OxE101	0.607	463	0.772	0.424	0.594	0.607	0.013	2.197%	0.027	0.054	4.55%	0.592	0.0007
OxD108	0.414	139	0.467	0.36	0.411	0.414	0.003	0.749%	0.021	0.042	5.17%	0.410	0.0005
OxC102	0.207	418	0.235	0.175	0.200	0.207	0.007	3.415%	0.010	0.020	4.92%	0.200	0.0001
CDN-GS-P7E	0.766	75	0.873	0.723	0.769	0.766	0.003	-0.359%	0.032	0.064	4.16%	0.768	0.0010
CDN-GS-2K	1.970	194	2.315	1.715	1.931	1.970	0.039	1.997%	0.108	0.215	5.57%	1.915	0.0116
OxG83	1.002	127	1.125	0.95	1.016	1.002	0.014	-1.405%	0.039	0.078	3.81%	1.011	0.0015
OxI81	1.807	115	1.988	1.687	1.817	1.807	0.010	0.535%	0.058	0.115	3.17%	1.814	0.0033
OxG84	0.922	26	0.995	0.809	0.875	0.922	0.047	-5.422%	0.036	0.072	4.12%	0.875	0.0013
OxF100	0.804	67	0.881	0.671	0.789	0.804	0.015	-1.870%	0.035	0.071	4.47%	0.792	0.0012
CDN-PGMS-18	0.517	37	0.613	0.427	0.506	0.517	0.011	2.185%	0.055	0.109	10.79%	0.491	0.0029
CDN-ME-15	1.386	65	1.6	1.184	1.356	1.386	0.030	2.202%	0.091	0.183	6.74%	1.360	0.0084
CDN-GS-P3C	0.263	61	0.277	0.217	0.254	0.263	0.009	3.543%	0.013	0.026	5.12%	0.256	0.0002
CDN-GS-P3B	0.409	97	0.444	0.371	0.407	0.409	0.002	0.494%	0.016	0.031	3.81%	0.407	0.0002
CDN-GS-P2A	0.229	112	0.284	0.205	0.236	0.229	0.006	-2.760%	0.015	0.031	6.53%	0.235	0.0002
CDN-GS-2L	2.340	71	2.498	2.028	2.340	2.340	0.000	-0.018%	0.088	0.177	3.77%	2.356	0.0077

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 11.9
Comparison of Assays by ALS CHEMEX Lab against 16 DifferentSummary of the SRM Assays by ALS

Standard Type	Au Grade ppm	No of Samples	Max Value	Min Value	Average Assays by Lab	SRM Value	Absolute Difference	% Difference	Standard Deviation	Standard Deviation 2	% RSD	Median	Variance
OxG99	0.932	94	1.09	0.797	0.928	0.932	0.004	0.387%	0.047	0.094	5.06%	0.920	0.0022
OxJ95	2.337	189	2.48	2.1	2.282	2.337	0.055	2.403%	0.053	0.105	2.30%	2.280	0.0028
OxH97	1.278	343	1.35	1.16	1.255	1.278	0.023	1.845%	0.032	0.064	2.53%	1.255	0.0010
OxF100	0.804	35	0.808	0.755	0.780	0.804	0.024	3.024%	0.013	0.026	1.65%	0.781	0.0002
OxE101	0.607	75	0.641	0.539	0.595	0.607	0.012	2.053%	0.016	0.033	2.77%	0.595	0.0003
OxF105	0.800	193	0.833	0.742	0.783	0.800	0.017	2.132%	0.016	0.032	2.07%	0.782	0.0003
OxE106	0.606	192	0.638	0.561	0.596	0.606	0.010	1.626%	0.014	0.027	2.28%	0.595	0.0002
OxC102	0.207	130	0.213	0.189	0.200	0.207	0.007	3.444%	0.005	0.010	2.47%	0.200	0.0000
OxD108	0.414	198	0.439	0.386	0.411	0.414	0.003	0.636%	0.010	0.019	2.34%	0.412	0.0001
OxC109	0.201	192	0.215	0.186	0.197	0.201	0.004	1.796%	0.005	0.011	2.68%	0.197	0.0000
OxI81	1.807	137	1.925	1.665	1.809	1.807	0.002	-0.089%	0.046	0.092	2.55%	1.805	0.0021
OxH66	1.285	129	1.375	1.2	1.296	1.285	0.011	-0.876%	0.035	0.070	2.71%	1.295	0.0012
OxG83	1.002	105	1.105	0.926	0.989	1.002	0.013	1.310%	0.030	0.060	3.04%	0.985	0.0009
OxF85	0.805	19	0.924	0.764	0.805	0.805	0.000	-0.013%	0.045	0.090	5.61%	0.785	0.0020
OxE86	0.613	97	0.677	0.561	0.606	0.613	0.007	1.157%	0.019	0.038	3.16%	0.605	0.0004
OxD87	0.417	137	0.456	0.378	0.414	0.417	0.003	0.675%	0.012	0.024	2.88%	0.415	0.0001

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 11.10
the Comparison of Assays by Skyline Lab against 6 Different Comercial Summary of the SRM Assays by Skyline
Reference Material VS Skyline Lab

Standard Type	Au Grade ppm	No of Samples	Max Value	Min Value	Average Assays by Lab	SRM Value	Absolute Difference	% Difference	Standard Deviation	Standard Deviation 2	% RSD	Median	Variance
OxD87	0.417	55	0.438	0.371	0.410	0.417	0.007	-1.658%	0.015	0.030	3.61%	0.414	0.0002
OxJ95	2.337	35	2.369	2.106	2.258	2.337	0.079	3.521%	0.069	0.137	3.04%	2.267	0.0047
OxF100	0.804	36	0.847	0.727	0.786	0.804	0.018	2.258%	0.023	0.047	2.97%	0.782	0.0005
OxE101	0.607	58	0.652	0.552	0.592	0.607	0.015	-2.582%	0.017	0.035	2.93%	0.588	0.0003
OxC102	0.207	54	0.218	0.184	0.201	0.207	0.006	-2.758%	0.006	0.012	3.02%	0.202	0.0000
CDN-ME-15	1.386	17	1.529	1.225	1.324	1.386	0.062	-4.687%	0.090	0.181	6.82%	1.306	0.0082

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Micon has reviewed Timmins’ plots of the assays versus the SRM parameters and considers that the results are of sufficient quality to indicate that the assaying conducted by the various laboratories can be used as the basis of a resource estimate.

11.4.3      Blanks

During the 2011 to 2013 drilling campaign, 10,578 blank samples were inserted into the sample stream, at an average rate of one blank for every 25 samples. Of these, ten blanks were assayed at the San Francisco mine laboratory, with all returning assay of less than 0.03 g/t gold. The remaining 10,568 were distributed among Inspectorate, ALS and Skyline, yielding the results summarized in Table 11.11.

Table 11.11
San Francisco Gold Project, Summary of Blank Assay Data for the 2011 to 2013 Drill Program

Details	Laboratory
	ALS	Inspectorate	Skyline
Number of Samples	4,438	5,790	340
Minimum Gold Value	0.005	0.005	0.005
Maximum Gold Value	0.959	4.431	0.022
Mean grade (g/t gold)	0.05	0.048	0.007
Standard Deviation	0.1301	0.231	0.003
Variance	0.0169	0.05348	0.00001
Samples Above 0.100 g/t gold	83	119	0
Percentage	1.87%	2.06%	0%

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

A total of 62 out of a batch of 2,794 blank samples from the San Francisco Project, assayed by Inspectorate, returned gold values in excess of 0.1 ppm. These represent 2.2% of the total. The unexpected high assays prompted an investigation of the Timmins and Inspectorate procedures, to determine the cause. It was concluded that all of the samples were from the rock material that was supposed to be barren, obtained from the vicinity of the Norma Project to the west-northwest of the San Francisco pit. Due to the anomalous gold results, the remaining samples of this material were rejected for use as blank samples.

Overall, the results for the blank sample analyses obtained by all laboratories are considered satisfactory.

11.4.4      Duplicates

A total of 1,513 field duplicate samples were taken, in order to verify and control the sampling procedures in the field and check the gold assays in the laboratories.

The duplicate samples were assigned consecutive numbers in the sample numbering sequence, so that the laboratory did not know it was receiving duplicates. These samples were submitted in the same shipment as their matching original samples, but were not necessarily placed in the same furnace load as the original sample. The rate of the duplicate sampling was one duplicate for every 25 samples.

Table 11.12 summarizes the results of the comparison between the original and duplicate sample assays.

Table 11.12
Summary of Results for the Duplicate Samples, July, 2011 to June, 2013 Drill Program

Description	Laboratory
	ALS		Inspectorate		Skyline
	Original	Duplicate	Original	Duplicate	Original	Duplicate
Number of pairs	2,473	2,473	4,032	4,032	291	291
Average Grade (g/t)	0.188	0.194	0.076	0.079	0.049	0.048
Maximum (g/t)	9.260	9.310	10.617	8.871	2.981	2.583
Minimum (g/t)	0.005	0.005	0.005	0.005	0.004	0.004
Difference between average grade (g/t)		-0.006		-0.002		0.001
Difference %		-3.33		-2.81		1.76
Correlation Coefficient		0.9463		0.9497		0.9834

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 11.12 indicates that the results of the duplicate assaying at the laboratories are satisfactory, with a correlation factor ranging from 0.9463 for ALS to 0.9834 for Skyline. However, it was observed that the majority of the samples included in the duplicate assaying program were of low grade and the differences in assays are generally magnified because of the low gold content of the samples. Timmins has also plotted the results graphically which Micon reviewed as part of its audit process.

Overall, Micon considers that the results of the duplicate sampling are acceptable and that the original assays can be relied upon for the estimation of a mineral resource estimate.

11.5      MICON COMMENTS

Timmins has stopped using its assay laboratory at the San Francisco mine to analyze samples and is only preparing samples on site at this time. Micon has reviewed the preparation facilities and concludes that the samples are prepared appropriately with regard to potential contamination and sample integrity. There are very few operating mines that do not process and even assay the samples generated by operating and exploration programs. However, in order to maintain independence in the assay results for the exploration programs, Timmins continues to use third party laboratories for assaying samples. The San Francisco mine laboratory continues to participate in a round-robin assay process through CANMET.

In terms of overall averages, the blank and duplicate assay results were satisfactory for all laboratories used by Timmins. The error noted by Timmins, where some of the blank samples were found to be mineralized, has been corrected and Timmins has obtained a different local material to be used as blank samples. Timmins followed correct procedure in this regard.

Concerning the issue of the SRM samples potentially being underestimated, particularly by the Inspectorate laboratory, Micon acknowledges that lower grade samples will have any differences amplified, due to the low grade nature of the sample. Inspectorate laboratory continues to underestimate the grades of the SRM’s sent to it, but Timmins has used two other laboratories as secondary sources of assay information. Micon considers that, in general, the assaying of the SRM samples is of sufficient quality that the original assays can be used for a mineral resource estimation.

12.0      DATA VERIFICATION

Since 2005, Micon has prepared six previous Technical Reports on the San Francisco mine for Timmins, all of which have been filed on SEDAR and are referenced in Section 28 of this report. The previous data verification programs were discussed in those reports.

12.1      JULY, 2013 DISCUSSIONS AND AUGUST, 2013 SITE VISIT

Prior to the 2013 site visit, discussions were held in Toronto between July 16 and 18, 2013 with Timmins personnel, regarding the parameters for mineral resource estimate, as well as other matters related to the audit and preparation of this Technical Report. These discussions included reviewing the compositing, variography, cut-off grades and metal prices to be used for the mineral resource and reserve estimates, and other topics related to the San Francisco operation

Micon’s most recent site visit was conducted between August 12 and 16, 2013, during which the resources and reserves, all aspects of the operation and mine plan, and the current and future exploration programs were discussed. The open pit, leach pad, crushing circuit and the process plant were inspected. The previous Micon site visit had been conducted between July 18 and 21, 2011.

The Qualified Persons responsible for the preparation of this report are William J. Lewis, B.Sc., P.Geo., Alan J. San Martin, MAusIMM(CP)., Mani Verma, P.Eng., and Richard M. Gowans, P.Eng.

Messrs. Verma, San Martin and Lewis conducted the 2013 site visit. Mr. Lewis conducted the previous July, 2011 site visit. Mr. Gowans conducted his reviews in Toronto, based on the information provided to him by TMM/Timmins.

12.2      2013 OPERATIONAL REVIEW

Timmins’ San Francisco mine is an operating property, on which mining operations are being carried out by a contractor. The crushing, leaching and gold recovery facilities are operated by Timmins personnel. The Project commenced operation early in 2010 and has been in commercial production since the second quarter of 2010. Micon has reviewed the production data for the mine since it began production, and relevant statistics are summarized in other sections of this report.

Timmins has used its production and cost experience as the basis for its future projections. Micon has reviewed the future operational and production plans developed by Timmins, and regards them as appropriate.

12.3      2011 DATABASE AND RESOURCE REVIEW

In March, 2013, Timmins started to use the specialized software called Geobank by Micromine, to improve its data collection procedures. Geobank is geological data management software which offers a significant improvement in data handling allowing flexibility, scalability and centralization among other benefits, for the purpose of developing a better database.

12.3.1      Database Verification

In July, 2013, Micon undertook a data verification of the entire San Francisco mine database, with the primary focus on the drill collar, survey and assays portions of the database. Cross checks were conducted randomly with the existing sample numbers and no problems were found. The review of the collar and survey tables indicated that there were no issues with these portions of the database.

12.3.2      Resource Audit

During a visit to Toronto by Timmins personnel between July 15 and 18, 2013, Micon conducted an audit of the preliminary resource estimation data and procedures being used by Timmins. Micon assisted Timmins with the variographic analysis performed on the geological domains and helped to select estimation parameters based on the results. Timmins and Micon also tested other parameters, and comparisons were conducted.

12.3.2.1      Visual Inspection

After Timmins and Micon finalized the parameters to be used for resource estimation, the results were inspected graphically for consistency throughout the deposit, ensuring that the grade distribution of the composites was properly reflected in the interpolated blocks. Micon suggested changes to the categorization of the mineral resource and the final measured, indicated and inferred blocks were approved by Micon.

12.3.2.2      Statistical Analysis

All of the assay data were related to the geology and statistically analyzed for the purpose of identifying geological domains. Once the geological criteria were considered and the statistical support was reviewed, domains were selected, the overall statistics of which are shown in Table 12.1.

Table 12.1
Summary of the Data for the Domains of San Francisco Mine and La Chicharra Project
(Raw Assay Values Expressed in g/t Au)

Deposit	Description	All Domains	Individual Domains
			Diorite	Gneiss	Granite	Schist	Lamp	Peg	Gabbro	Cong
San Francisco	Rock Code		2	4	5	6	8	10	11	12
	Sample Count	276,529	13,041	102,177	26,219	10,911	3,743	12	106,640	829
	Min. Value	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001	0.001
	Max. Value	154.800	45.695	154.800	129.000	32.445	13.833	0.780	55.266	37.40
	Mean	0.168	0.100	0.194	0.306	0.227	0.164	0.172	0.128	0.194
	Median	0.022	0.017	0.030	0.030	0.030	0.020	0.001	0.017	0.088
	Geometric Mean	0.026	0.019	0.029	0.041	0.037	0.024	0.009	0.023	0.073
	Variance	1.069	0.306	1.397	3.091	0.840	0.396	0.079	0.509	1.807
	Std. Deviation	1.034	0.553	1.182	1.758	0.916	0.629	0.282	0.714	1.344
	COV*	6.154	5.525	6.088	5.737	4.030	3.837	1.634	5.587	6.917
			100	200	300	400	500
La Chicharra	Samples Count	17,285	812	1,572	8,903	3,501	468
	Min. Value	0.002	0.010	0.010	0.010	0.010	0.010
	Max. Value	43.954	6.058	43.954	36.570	20.000	10.900
	Mean	0.392	0.375	0.373	0.480	0.340	0.422
	Median	0.162	0.166	0.172	0.220	0.145	0.169
	Geometric Mean	0.136	0.155	0.149	0.211	0.138	0.154
	Variance	0.777	0.385	1.604	0.852	0.587	0.836
	Std. Deviation	0.882	0.621	1.267	0.923	0.766	0.914
	COV*	2.251	1.653	3.395	1.925	2.256	2.166

*Note: COV = Coefficient of Variation.

12.3.3      Conclusion of the Database Verification and Resource Audit

The San Francisco database was found to be of sufficient quality and free of errors to be used as the basis of the updated resource and reserve estimates. The database has a vast amount of robust data which provide confidence in the resource and reserve estimates.

Micon has concluded based that the revised block models for the San Francisco and La Chicharra deposits are also acceptable to be used as the basis for the resource and reserve estimation.

13.0     MINERAL PROCESSING AND METALLURGICAL TESTING

Previous metallurgical testwork was discussed in the prior Technical Reports, the most recent of which is entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated November 1, 2011.

13.1      RECENT TESTWORK, 2012

On November 21, 2012, TMM announced a summary of the results from its recent bulk sample locked column leach testing program on representative mineralization from the San Francisco Project. This material was tested at the METCON Research metallurgical laboratory in Tucson, Arizona, in 2012.

The column testing results indicate an average gold extraction of 71.0% based on a crush size of 80% of the particles passing 3/8 inch (P803/8 inch) and 77.1% based on a crush size of 80% of the particles passing 1/4 inch (P80 1/4 inch), on samples from the San Francisco deposit. For La Chicharra samples, the column testing results indicate an average gold extraction of 78.3% and 80.9% based on crush sizes of P80 3 /8 inch and P80 1/4 inch, respectively. No percolation issues were observed during the column leach tests.

Timmins stated, in the November 21, 2012 press release, that it was encouraged by the results from testing program but that it would continue to use a life-of-mine (LOM) gold recovery of 68.6% in its resource estimations, mine planning and economic analyses. TMM also stated that it believed that the results of the testing program indicated there was potential to further improve its gold recoveries, through optimization of the process.

13.1.1     Discussion of the 2012 Test Results

Six composite samples were tested in the 2012 metallurgical study; five from the San Francisco deposit and one from the La Chicharra deposit. The samples were classified by the following rock types.

  La Chicharra
  SF - Granite
  SF - Basic gneiss
  SF - Gabbro
  SF - Pegmatite and schist
  SF - Acid gneiss

Tables 13.1 and 13.2 summarize the gold extractions for these samples, based on crush sizes of P80 3/8 inch (9.5 mm) and P80 1/4 inch (6.3 mm), respectively. Two averages are shown: (1) a simple average and (2) a weighted average based on the estimated LOM relative abundance of each rock type within the deposit.

Table 13.1
Summary of Column Leach Test Results, P80–3/8" Crush Size, 127 Days

Sample Description	Relative Proportion of the Deposit (%)	Au Extraction (%)
SF - Granite	13.0	76.58
SF – Basic Gneiss	26.4	71.08
SF - Grabbro	18.9	63.79
SF – Pegmatite and Schist	12.7	74.38
SF – Acid Gneiss	29.1	71.40
Sample average	100	71.45
SF – Weighted average (based on LOM abundances)	100	71.00

La Chicharra	100	78.34

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 13.2
Summary of Column Leach Test Results, P80- ¼/4" Crush Size, 127 Days

Sample Description	Relative Proportion of the Deposit (%)	Au Extraction (%)
SF - Granite	13.0	87.89
SF – Basic Gneiss	26.4	74.37
SF - Grabbro	18.9	71.22
SF – Pegmatite and Schist	12.7	79.69
SF – Acid Gneiss	29.1	77.03
Sample average	100	78.04
SF – Weighted average (based on LOM abundances)	100	77.06

La Chicharra	100	80.89

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The leaching test parameters typically used for the column leach tests are summarized below:

  Sample sizes were approximately 178 kg for each column test.

  Lime was blended with the test charge. Lime consumption was determined in a 72-hr agitated cyanidation bottle roll test.

  The initial feed solution was prepared by adding reagent grade lime to Tucson tap water to obtain a solution pH of 11.00, followed by the addition of 1.0 gram of sodium cyanide per litre of solution. The columns were irrigated at a flow rate of 10 litres per hour per square metre.

  Column tests were conducted under a locked cycle type of leaching regime, by contacting the pregnant solution with activated carbon to remove gold and silver. The loaded activated carbon in each column test was dried, weighed and saved in sealed and labeled plastic bags.

  The resulting barren solution was recycled as feed solution after the addition of sodium cyanide and lime to maintain 1.0 gram of cyanide per litre of solution and a pH of 10.50 to 11.00.

13.1.2      Quality Assurance/Quality Control

As part of the METCON QA/QC program, approximately 10% of the daily pregnant solution samples from each column test were re-assayed to verify the accuracy of the original gold and silver assays. Linear regression analysis was conducted to quantify the difference between both assays. Table 13.3 summarizes the QA/QC analyses conducted on the pregnant solution samples.

Table 13.3
Correlation Coefficient, Daily Pregnant Solution vs. Duplicates

Sample Description	R2 Correlation Coefficient
	Gold (Au)	Silver (Ag)
SF - Granite	0.9596	0.9539
SF – Basic Gneiss	0.9563	0.9445
SF - Grabbro	0.9842	0.9729
SF – Pegmatite and Schist	0.9808	0.9738
SF – Acid Gneiss	0.9277	0.9086
La Chicharra	0.9696	0.9970

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The regression analysis conducted on the pregnant solution assays showed that there is a good correlation between the original gold and silver assays and the duplicate assays.

13.2      FUTURE METALLURGICAL TESTWORK

Timmins has no plans to conduct any additional external metallurgical testwork at the present time, although, it will continue to conduct internal testing to continuously improve recovery and further its understanding of the metallurgical response of the mineralization types located on the San Francisco property.

14.0      MINERAL RESOURCE ESTIMATES

Timmins has updated the mineral resource estimate for the San Francisco and La Chicharra deposits. This update includes drill holes completed between June, 2011 and July, 2013, and any additional assay results from earlier drill holes that were not available at the time of the previous 2011 mineral resource estimate. The updated 2013 resource estimate has been audited by Micon.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The resource estimate completed by Timmins and audited by Micon in October, 2013, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the 2011 and 2012 resource estimates for the San Francisco and La Chicharra deposits. The effective date of the mineral resource estimate is October 1, 2013.

14.1      CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase

“reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

“Inferred Mineral Resource”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

“Indicated Mineral Resource”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.” “Mineralization or other natural material of economic interest may be classified as a Measured

Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2      OCTOBER 1, 2013 MINERAL RESOURCE ESTIMATE

The mineral resource, as estimated by Timmins, is presented in Table 14.1. This resource estimate includes the mineral reserve discussed subsequently.

Table 14.1
Mineral Resource Estimate for the San Francisco and La Chicharra Deposits as of October 1, 2013 (Inclusive of Mineral Reserves) (Gold Price of USD 1,250)

Pit Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine	0.17	Measured	50,351	0.60	968,000
		Indicated	26,093	0.59	496,000
		Total Measured & Indicated	76,444	0.60	1,464,000
		Inferred*	95,830	0.46	1,431,000
La Chicharra Deposit	0.15	Measured	13,427	0.51	221,000
		Indicated	11,847	0.48	183,000
		Total Measured & Indicated	25,274	0.50	404,000
		Inferred*	26,347	0.41	351,000
Total Resources		Measured	63,778	0.58	1,189,000
		Indicated	37,940	0.56	679,000
		Total Measured & Indicated	101,718	0.57	1,868,000
		Total Inferred*	122,177	0.45	1,782,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become higher categorized resources at a future date.

Both the CIM and the Australasian Joint Ore Reserves Committee (JORC) codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” Timmins developed a Lerchs Grossman pit shell geometry at reasonable gold prices, and reasonable costs and recovery assumptions, in order to satisfy this condition. The resource estimate presented in Table 14.1 is based on a pit shell designed at a gold price of USD 1,250 per ounce and additional cost and recovery parameters developed by Timmins. The resource estimate within the pit shell includes all material in the measured, indicated and inferred categories.

14.3      MINERAL RESOURCE ESTIMATION PROCEDURES

The resource block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the surface at the end of September, 2013. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the previous study, in which Timmins used the indicator kriging (IK) estimation method to outline the mineral resources, Timmins has continued since the 2011 update to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

14.3.1      Database

The database of the San Francisco and La Chicharra deposits consists of 3,907 drill holes with 380,031 intervals, amounting to 592,435 m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 1,350 new holes drilled from 2011 to 2013, and 303,203 m of drilling. Figure 14.1 is a plan view of the drill hole collar locations.

Approximately 13% of the sampling intervals are greater than or equal to 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database. Figure 14.2 shows a 3-D profile of the current topography and the drill holes, looking north.

High grade outlier assays were capped at different gold grades, according to the domains. This differs from the capping value of 30 g/t gold used in the previous resource estimate. The capping values applied to each domain, and the number of composites capped, are summarized in Table 14.2.

Table 14.2
Applied Grade Capping on 3 m Composites for the San Francisco Resource Model

Rock	Lithology Codes	Au g/t Capping	# Capped Composites	Max Au g/t Value
Diorite	2	3.00	10	5.063
Gneiss	4	10.00	50	62.179
Granite	5	10.00	32	86.600
Schist	6	8.00	9	16.547
Lamprophyre	8	2.00	21	7.516
Pegmatite	10	NA	NA	NA
Gabbro	11	9.00	33	55.266
Conglomerate	12	1.00	16	18.747

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 14.1
Plan View of the Drill Hole Collars at the San Francisco and La Chicharra Deposits

Figure 14.2
3-D Profile of the Current Topography and the Drill Holes at the San Francisco Mine (Looking North)

14.3.2      Compositing

The assay database was composited to 3 m regular down-hole lengths, which is half the block height of 6 m. Assays were length-weighted for each composite. The relatively short composite length was chosen to unsmooth the resultant block grade distribution and provide a better match between the interpolated block grades and the underlying assay data.

14.3.3      Block Model

The model is based on regular 5 m by 5 m by 6 m blocks and covers an area of 2,560 m by 2,100 m in plan, and 456 m vertically. Table 14.3 gives the model coordinate limits and dimensions. Figure 14.3 is a 3-D view of the topography and interpreted mineral constraints at the San Francisco and La Chicharra deposits.

Table 14.3
3-D Block Model Limits and Dimensions

Area	Coordinates	Minimum	Maximum	Block Size	Number
San Francisco Mine	Easting	487500	490060	5 m	512 columns
	Northing	3356500	3358600	5 m	420 rows
	Elevation	158	854	6 m	116 levels
			No Rotation
La Chicharra Project	Easting	485000	487500	5 m	500 columns
	Northing	3357500	3359000	5 m	300 rows
	Elevation	302	812	6 m	85 levels
			No Rotation

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 14.3
3-D View of the Current Topography and Interpreted Mineralized Constraints at the San Francisco and La Chicharra Deposits

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

14.3.4      Mineralized Outlines

For the current estimate, the mineralized grade shells were constrained using 3-D solids interpreted by geologists, based on the mineralized intercepts intersected by the drill holes. Micon considers this approach to be superior because it allows for appropriate interpretive geological control within the model.

14.3.5      Block Model Rock Domains

Timmins has continued to use the rock domain interpretation developed for previous resource estimates. As much more data are available for the current estimate, the geological domains were interpreted in more detail by a senior geologist in the field. Table 14.4 summarizes the rock domains, with the corresponding codes and specific gravities.

Table 14.4
Rock Domain Code and Specific Gravity

Rock Name	Rock Code	Specific Gravity
Diorite	2	2.72
Gneiss, Felsic	4	2.75
Granite	5	2.76
Schist	6	2.75
Gneiss, Mafic	7	2.75
Lamprophrite dike	8	2.76
Pegmatite	10	2.85
Gabbro	11	2.81
Conglomerate	12	2.0

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Bench polygons for each rock type were derived from this interpretation and imported into the block model. Blocks were coded based on 12 m bench polygons, projecting 6 m above and 6 m below the bench, in accordance with the principal rock type present in each block.

Composites were assigned the rock type of the block in which they were located. This was necessary since a portion of the drilling, particularly much of the Geomaque drilling, does not have a logged rock type.

14.3.6      Specific Gravity

A total of 68 specific gravity determinations were made, covering all rock domains. Results range from a high of 2.84 to a low of 2.61, with an arithmetic mean of 2.76. The specific gravity for each rock type, as used in the resource estimate, is summarized in Table 14.4.

14.3.7      Grade Interpolation

All blocks in the model were interpolated using the Ordinary Kriging method. The parameters were derived from the variography analysis and applied to the different domains and zones accordingly.

The applied search parameters used for the grade interpolation are summarized in Table 14.5.

Table 14.5
Applied Search Parameters for Ordinary Kriging Grade Interpolation

					Variogram Parameters		Searching Parameters
Rock Code(s)	Pass	Az (°)	Plunge (°)	Dip (°)	Nugget	Sill	Range Major Axis (m)	Range Minor Axis (m)	Range Vertical Axis (m)	Min. Samples	Max. Samples	Max Samples per Hole
2	1	120	0	-55	0.3	0.65	50	50	7.5	6	12	2
4	1	40	0	0	0.3	0.7	30	30	9	6	12	2
5	1	110	0	-35	0.2	0.8	40	40	8.5	6	12	2
6	1	110	0	-45	0.22	0.78	45	45	7	6	12	2
8	1	135	0	-40	0.143	0.87	60	40	10	6	12	2
11	1	100	0	-20	0.3	0.74	50	50	7	6	12	2
12	1	55	0	0	0.015	0.727	30	24	7.8	6	12	2
2	2	120	0	-55	0.3	0.65	100	100	15	6	18	2
4	2	40	0	0	0.3	0.7	60	60	18	6	18	2
5	2	110	0	-35	0.2	0.8	80	80	17	6	18	2
6	2	110	0	-45	0.22	0.78	90	90	14	6	18	2
8	2	135	0	-40	0.143	0.87	120	80	20	6	18	2
11	2	100	0	-20	0.3	0.74	100	100	14	6	18	2
12	2	55	0	0	0.015	0.727	60	48	15.6	6	18	2
2	3	120	0	-55	0.3	0.65	200	200	30	2	10	2
4	3	40	0	0	0.3	0.7	120	120	36	2	10	2
5	3	110	0	-35	0.2	0.8	160	160	34	2	10	2
6	3	110	0	-45	0.22	0.78	180	180	28	2	10	2
8	3	135	0	-40	0.143	0.87	240	160	40	2	10	2
11	3	100	0	-20	0.3	0.74	200	200	28	2	10	2
12	3	55	0	0	0.015	0.727	120	96	31.2	2	10	2

14.3.8      Mineral Resource Classification

Mineralization in the San Francisco deposit is classified as a mineral resource according to the CIM definitions. The mineralized zones display good geologic continuity, as demonstrated by the drill results.

The categorization criteria applied to the resource estimate are as follows:

  Blocks within 20 m of a sample are considered measured.
  Blocks between 20 m and 40 m from a sample are considered indicated.
  Any blocks further than 40 m from a sample are considered inferred.

14.3.9      Block Model Validation

The block model was validated using three methods:

1)	Statically. - The gold grades of the 3 m composites grouped by domain were compared against the grades of the interpolated blocks.

2)	Trend Analysis. - The interpolated block grades and the average grades of the 3 m composites were compared in swath plots at 50-m intervals in the east-west direction.

3)

Visually. - Using Gemcom, Micon visually examined vertical sections, comparing the drill hole trace samples against the block model grade distribution, to ensure that the original sample grades and the block grades agree and that they are reasonably related in space.

All three validation procedures gave satisfactory results, sufficient to conclude that the block model can be used with confidence for the estimation of resources and reserves.

14.3.10      Resource Pit Optimization and Economic Parameters

Once Micon had audited and accepted the Timmins block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating resources was USD 1,250 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 14.6. They are the parameters determined by Micon and Timmins, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 14.6
Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra deposits

Area		Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.80
	Ore mining cost	USD/t	1.80
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.40
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss felsic (4)	2.75	67.80
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophrite dike (8) 2.76		60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	57.80
	Conglomerate (12)	2.00	71.70
	General Recovery		68.00
La Chicharra Project	Costs
	Waste mining cost	USD/t	1.40
	Ore mining cost	USD/t	1.40
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.00
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	70.00
	General Recovery		70.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

14.3.10.1   Mineral Resource Statement

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,250/troy ounce, using the economic parameters summarized in Table 14.6, the drilling database as of July 1, 2013 and the topographic surface as of September 30, 2013. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 14.7. This resource estimate includes the mineral reserve described subsequently, and has an effective date of October 1, 2013.

Table 14.7
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a USD 1,250 Gold Price)

Pit Area	Cut-off (Au g/t)	Category	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine	0.17	Measured	50,351	0.60	968,000
		Indicated	26,093	0.59	496,000
		Total Measured & Indicated	76,444	0.60	1,464,000
		Inferred*	95,830	0.46	1,431,000
La Chicharra Deposit	0.15	Measured	13,427	0.51	221,000
		Indicated	11,847	0.48	183,000
		Total Measured & Indicated	25,274	0.50	404,000
		Inferred*	26,347	0.41	351,000
Total Resources		Measured	63,778	0.58	1,189,000
		Indicated	37,940	0.56	679,000
		Total Measured & Indicated	101,718	0.57	1,868,000
		Total Inferred*	122,177	0.45	1,782,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional resources at a future date.

Micon recommends that Timmins use the October 1, 2013 mineral resource estimate contained in Table 14.7 as the stated mineral resource estimate for the San Francisco Project (San Francisco and La Chicharra deposits), as this estimate recognizes the use of a 0.17 g/t and 0.15 g/t gold cut-off, respectively, as the grade at which the mineralization would meet the parameters for potential economic extraction.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table 14.7 have been rounded to reflect that they are estimates.

15.0      MINERAL RESERVE ESTIMATES

Having established an unsmoothed ultimate pit shell from the resource pit optimization analysis, Timmins designed an open pit, with haul roads 25 m wide, and prepared a production schedule for the extraction of the measured and indicated mineral resources contained within the pit.

The reserve estimate completed by Timmins on October 1, 2013 and audited by Micon in October, 2013, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the 2011 and 2012 reserve estimates for the San Francisco mine. In addition, Timmins has carried out a reserve estimate for its second deposit, La Chicharra, which has also been audited by Micon and is presented in this report.

15.1      CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS

The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

Mineral Reserve

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

15.2      MINERAL RESERVE ANALYSIS

15.2.1      Reserve Pit Optimization and Economic Analysis

Once Micon had audited and accepted Timmins resource estimates, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was USD 1,250 per ounce.

The parameters used in the pit optimization for the estimation of reserves are the same as those described previously in connection with the estimation of resources.

15.3      MINING RECOVERY AND DILUTION

Mining recovery for the San Francisco and La Chicharra deposits has been assumed to be 99%. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco and La Chicharra deposits is defined according to the type of mineralization and the size of the modelled blocks. The deposits vary in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 9.1% dilution was estimated for the San Francisco pit and 3.0% for the La Chicharra pit.

15.4      MINERAL RESERVE STATEMENT

Table 15.1 presents the reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 15.1
Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining
Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	44,952	0.559	808,000
	Probable	26,420	0.547	465,000
	Total	71,373	0.555	1,273,000
La Chicharra Pit	Proven	12,364	0.515	205,000
	Probable	7,463	0.463	111,000
	Total	19,827	0.495	316,000
Total	Proven	57,316	0.550	1,013,000
	Probable	33,883	0.528	576,000
	Total	91,199	0.542	1,589,000

San Francisco Pit	Stockpile	6,155	0.26	51,000

The proven and probable reserves in Table 15.1 have been derived from the measured and indicated mineral resources summarized in Table 14.7 and account for mining recovery and dilution. The figures in Table 15.1 have been rounded to reflect that they are estimates.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 1, 2013 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

15.5      RECONCILIATION

Timmins conducted a reconciliation of the model to the mine production in August and September, 2012. The reconciliation focused its analysis on improving the geological model.

15.5.1      Review

The reconciliation of reserves prepared by the mine was based on the geological block model of November, 2011, compared with a customized parallel block model constructed using blasthole data. Both models were constrained to the mined-out solids of 2009 to 2012.

The geological block model was constructed by Timmins and audited by Micon in November, 2011. The block size is 5 x 5 x 6 m. The production block model, prepared from the blasthole data, uses a smaller block size of 2.5 x 2.5 x 6 m.

The blasthole data were used to perform variography, determine parameters and populate the blocks using the kriging interpolation method. Blastholes were treated as single ~6-m composites and the all gold values were capped to 5.0 g/t Au.

The blocks were flagged using high and low grade extruded polygons, taking into account the percentage of the block inside the solids. The high and low grade polygons were interpolated separately.

The reconciliation was reported against the overall mine cut-off grade of 0.16 g/t Au and, also, at the following grade ranges, which define whether material is to be heap leached or delivered to the low grade stockpile:

  Heap leach ore         :           0.4 g/t Au or higher.

  Stockpile material    :           0.16 to 0.4 g/t Au.

The tonnage and contained ounces predicted by the resource and blasthole block models agreed within 3.5% for the heap leach ore and within 7% of the overall cut-off grade of 0.16 g/t Au. These are satisfactory results.

For the low grade stockpile material, however, the models differed by 26%. This is thought to be due principally to the small size of the blocks in blasthole model and the kriging grade interpolation used in that model. The result is that a significant number of blocks in the resource model do not capture any blasthole data for the low grade portions of the deposit.

Micon recommends that, for future reconciliations:

  The blasthole model be based on polygonal grade estimation.

  The reconciliation be undertaken by comparing the resource block model to both the blasthole model and the actual tonnage and grade of material mined.

16.0      MINING METHODS

Mining at the San Francisco Project is conducted by a contractor, using open pit mining methods.

16.1      PRODUCTION TO DATE

The San Francisco mine resumed commercial production in April, 2010 and Table 16.1 summarizes production to the end of September, 2013, by quarter. Ore of lower grade is being stockpiled for leaching either later in the mine life or at the end of the mine life. Timmins reports that, at September 31, 2013, there was an accumulated stockpile of 6.678 Mt at an average grade of 0.262 g/t gold, as shown in Table 16.2.

During July, 2011, Timmins expanded of the crushing system to 16,000 t/d. In December, 2012, a new crushing circuit was installed to provide a capacity of 6,000 t/d. In August, 2013, the second crushing circuit was expanded by 2,000 t/d. The total current processing rate is 24,000 t/d.

16.2      OPEN PIT MINE DESIGN

16.2.1      Geotechnical Studies and Slope Design Criteria

The previous owners of the property, Geomaque de Mexico, retained Golder Associates (Golder) to conduct a geotechnical study on the San Francisco pit in December, 1996.

Golder’s scope of work was to carry out site investigations, testing and analysis to develop slope angle recommendations for the pit design.

The recommended overall slope angles ranged from 37° for single 6 m benches along the northeast facing slopes, to a maximum of 56° for double-benching in schist units. Golder presented a table of recommended inter-ramp slope angles and catch bench widths to achieve the recommended overall slope angles.

Timmins used the Golder recommendations when carrying out the pit optimization analysis and included an allowance for 25 m ramp widths. In July, 2012, Molimentales received the results of a new geotechnical analysis of the pit it had commissioned from Call & Nicholas, Inc. (CNI).

Table 16.1
San Francisco Project, Timmins Annual Production from April, 2010 to the End of July, 2013 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	11,319	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,030	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,153	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	15,410	17,168	82,332
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	91	18,833	19,640	93,282
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	27,990	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
Total		18,875,421	0.851	19,311,173	0.828	514,346	337,289	167,794	299,442	66,166,207	2.59	1,275	14,804	15,164	71,937

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 16.2
San Francisco Project, Timmins Annual Ore Stockpiled from April, 2010 to the End of July, 2013 by Quarter)

Year	Quarter	Low Grade Stockpile (Dry Tonnes)	Average Grade (g/t Gold)
2010	April - June	77,828	0.366
	July - September	24,324	0.344
	October - December	48,730	0.320
2011	January - March	395,254	0.258
	April - June	379,778	0.276
	July - September	671,185	0.276
	October - December	812,586	0.274
2012	January - March	804,585	0.271
	April - June	791,775	0.252
	July - September	842,973	0.229
	October - December	526,800	0.265
2013	January - March	399,784	0.261
	April - June	456,950	0.248
	July – September	445,603	0.255
Total		6,678,154	0.262

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The purpose of the study conducted by CNI was:

1)	To determine optimum inter-ramp slope angles and bench design parameters for the final San Francisco pit design.

2)	To identify and analyze any potential major instability that would represent a significant cost or interference to the mine operations.

3)	To provide recommendations for slope management over the life of the mine.

Stability analyses included bench scale Backbreak analysis, from which the expected distribution of bench face angles and reliability schedules were developed. The Backbreak analysis relied on a cell-mapping program conducted along existing pit benches. Average and minimum bench face angles for individual cells were recorded concurrently with the mapping. The bench face angle database confirmed the pit wall geometries that are currently being achieved at San Francisco. Discrete faults with lengths exceeding roughly 40 m were analyzed to determine their potential for forming viable failure geometries along final pit walls.

16.2.1.1      Design Recommendation

CNI’s recommended inter-ramp slope angles are based on bench geometries that resulted from the Backbreak analysis, using an 80% reliability of achieving the required 7.0 -metre catch bench width for a double-bench configuration and an 8.2 -metre catch bench width for a triple-bench slope configuration. The recommended slope design angles are based on the following considerations:

1)

Recommended slope angles are the flattest inter-ramp slopes resulting from three analytical analyses: the Backbreak bench analysis, the inter-ramp (multibench) slope analysis and the overall slope analysis. Resulting inter-ramp slope angles for 12- metre double benching range from 39° to 50°; angles for 18-metre triple benching range from 42° to 52°.

2)	The recommended slope angles require average bench face angles of at least 72°. Accordingly, a blast control program to minimize damage to final pit walls will be necessary.

3)

Double and triple benching (12 and 18 metres) is recommended for most of the final pit walls. Double and triple bench geometries should have minimum catch bench widths of 7.0 and 8.2 metres, respectively. Recommended mine planning catch widths range from 8.7 metres to 13.1 metres.

4)

Single benching (6 metres) is recommended for upper slope segments that are composed of either alluvial material, or mine waste dump. Slopes composed of these materials may be designed at a continuous 37° inclination, provided that a total height of about 40 metres is not exceeded.

The inter-ramp slope angles were determined for static seismic conditions. The impact of an earthquake on rock slope stability is considered minimal. The reported slope angles are also based on depressurized pit slopes.

16.2.1.2      Impact of Groundwater on Slope Stability

CNI’s recommended slope angles assume adequately drained (depressurized) slopes. The Backbreak analysis assumed depressurized conditions on mine benches, and inter-ramp stability analyses were performed for both saturated and depressurized conditions. Preliminary observations suggest that the final pit walls may be relatively free-draining, precluding the development of any excessive pore pressure buildup. It appears that draining will occur mostly through major faults and the more fractured ground surrounding these faults. This assumption should be confirmed once data are available from the piezometer monitoring and from the water seepage record for the pit wall, as the pit deepens.

16.2.1.3      Recommended Future Work

CNI recommends that, as new data are available from the planned exploration and development drilling campaigns, an updated geology and geotechnical model should be generated. An updated set of final pit geology/structure maps and cross-sections reflecting the most current interpretive work should be also be generated.

CNI recommends that careful follow-up pit mapping is required to assist in updating any slope design changes, as additional structural and hydrologic data are collected. The geological, structural and geotechnical data should also be compiled routinely and the composite geology and structure map should be updated at least once a year. Periodic bench face angle surveys should be conducted along the double and triple benches, to evaluate the success in achieving the bench geometries and inter-ramp angle recommendations.

CNI recommends that a blast monitoring database should also be collected at San Francisco. The database should include the peak particle velocities from the complete wave pattern of individual blasts. The blast monitoring data will allow an assessment of blasting effects on slope stability to be undertaken.

CNI recommends that a slope monitoring program be instituted at the San Francisco Project. Using pertinent data collected from routine pit mapping and ongoing geotechnical programs, monthly reports with accompanying maps should be published and circulated to key mining personnel. Contingency plans that allow for alternative mining schemes should be developed, in case of slope instability at critical locations.

CNI recommends conducting the following groundwater related work at San Francisco:

  Water seeps along pit walls should be documented, with seasonal fluctuations, if any, and recorded. This information can be collected during routine pit mapping.

  Records should be kept on blasthole water depths.

  Piezometers should be installed at strategic locations along the final pit wall to define the groundwater table and its fluctuations (seasonal and/or due to pit dewatering).

The objective of these recommendations is to ensure that low pore pressures are maintained in the pit slopes.

16.2.2      Hydrological Considerations

During its site inspection, Micon observed that the existing pit walls were generally dry, with a few minor seepages along shear zones. At the end of 2010, a hydrogeological study was conducted by Investigación y Desarrollo de Acuíferos y Ambiente (IDEAS) around the pit, to evaluate the hydrological regime in this area. A number of piezometers were installed to monitor the water flow surrounding the pit (Figure 16.1) .

During 2013, water volumes pumped from the San Francisco pit have ranged between 6,000 and 51,000 m3 per month.

Figure 16.1
Piezometer (PFP-01A) Installed to Monitor Water Flow Surrounding the Pit

16.2.3      Phased Pit Designs

Before Timmins commenced mining within the San Francisco pit, pit designs were revised from the two mining phases developed previously by IMC, to three mining phases designed by Timmins. The latter designs were used for re-starting operations, in order to achieve a favourable distribution of waste tonnage during the mine life and enhance the availability of heap leach feed.

In 2010, the three-phase open pit design was extended to incorporate the additional resources delineated to the northwest of the previous pit outline. Additional drilling has now extended the pit limits by 70 to 100 m and a fourth pit phase has now been added to the design. The first phase was completely mined in the first quarter of 2012.

The reserves for the La Chicharra pit has also now been incorporated into the formal mine plan. The La Chicharra pit is located 1,000 m west of the San Francisco pit and was previously operated by Geomaque. Drilling has delineated additional resources and a pit design has been developed based on the USD 1,250/oz gold optimized pit shell.

Figure 16.2 shows the ultimate pit designs for the San Francisco and La Chicharra pits.

16.2.4      Waste Rock Management

Existing waste rock dumps are located to the south of the San Francisco open pit, close to the pit rim and cannot be extended to the north. They are also limited to the east by a property boundary and to the west by ground not yet condemned by drilling. Accordingly, the existing dumps will be extended further south, where adequate space does exist. With the expansion of reserves, additional waste dump volume is required and a site located northwest of the pit has been identified that would contain the majority of waste rock produced during the mine life. Currently, a condemnation drilling program is underway in this area.

16.2.5      Mine Production Schedule

For 2014 and 2015, all production is planned to be sourced from the San Francisco pit. The average daily throughput is expected to be approximately 24,000 tonnes per day for 2014 and 2015. Production from the La Chicharra pit is planned to begin in early 2016. Average daily throughput from 2016 onwards is expected to be 30,000 to 32,000 tonnes per day (24,000 tonnes per day from San Francisco and 6,000 to 8,000 tonnes per day from La Chicharra). The installation of an 8,000 tonnes per day crushing unit and new leach pad at La Chicharra is scheduled to begin in late 2015, and pre-stripping at La Chicharra is scheduled to begin in early 2016.

micon INTERNATIONAL LIMITED | mineral industry consultants

486,000
488,000
N
FUTURE LEACH PAD
AREA
NEW LEACH PAD
AREA
LEACH PAD
OLD LEACH PAD
NEW ADR PLANT
NEW CRUSHING
LOW GRADE
3'358,000
LA CHICHARRA PIT
WASTE DUMPS
SAN FRANCISCO PIT
SAN FRANCISCO PIT
WASTE DUMP
WASTE DUMP
PHASE II
NEW WASTE DUMP
3'356,000
* In Case be Required
Graphic Scale
0
500 m.

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V and figure is dated as of October, 2013.

156

Table 16.3 summarizes the San Francisco project mine production plan from 2014 to 2022.

Table 16.3
San Francisco and La Chicharra Pit Production Schedule 2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Approximate average daily throughput	24,000 t/d	30,000 – 32,000 t/d	30,000 – 32,000 t/d
Ore source	100% San Francisco	75% San Francisco, 25% La Chicharra	30% San Francisco, 30% La Chicharra, 40% stockpile
Average gold grade	0.59 g/t	0.51 g/t	0.58 g/t and 0.26 g/t stockpile
Average operating strip ratio	2.4	2.7	1.4
Average total strip ratio (operating + deferred)	2.5	3.2	1.4
Average reprocessed gold from existing leach pads	18 koz (2015)	5 koz/y	0
Average gold production	121,000 oz/y	135,000 oz/y	130,000 oz/y (2021), 51,000 oz/y (2022)

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

16.2.6      Mine Operations

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan. Table 16.4 is summary of the contractor’s mining equipment currently in place.

Timmins provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Further discussions related to the mining contract are included in Section 19.

Table 16.4
Contractor’s Mining Equipment

Brand	Model	Quantity	Type
CATERPILLAR	777F	26	Trucks
KENWORTH	T300	2	Auxiliary
CATERPILLAR	D10T	2	Dozer
CATERPILLAR	D8T	2	Dozer
INGERSOLL	2475	3	Auxiliary
INGERSOLL	Power Generator	4	Auxiliary
CATERPILLAR	775B	2	Water Truck
CATERPILLAR	775D	1	Water Truck
CATERPILLAR	M318CH	1	Auxiliary
CATERPILLAR	834G	2	Dozer
CATERPILLAR	16M	2	Grader
CATERPILLAR	CS583	1	Pipe Layer
HAMMER	5320	1	Pipe Layer
CATERPILLAR	993K	2	Loader
KOMATSU	PC2000	3	Shovel
KOMATSU	1250	1	Shovel
SANDVIK	D245S	3	Drilling
ATLAS COPCO	DM45	7	Drilling

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

17.0      RECOVERY METHODS

17.1      PROCESSING DESCRIPTION

17.1.1      Crushing and Conveying

Ore extracted from the pit is transported in haulage trucks with a capacity of 100 t, which feed directly into the gyratory primary crusher with dimensions of 42 inch x 65 inch. The crusher has a nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a coarse ore stockpile with a capacity of 6,000 t.

Two feeders beneath the coarse ore stockpile deliver the material to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½ inch. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which comprises three tertiary crushers operating in closed circuit with ½” screens.

Undersize from the screens is delivered to the leach pad. This crushing circuit has a nominal capacity to deliver 16,000 t/d of crushed material to the pads.

Recently, Timmins has installed a new crushing circuit with a capacity for processing an additional 8,000 t/d. This circuit comprises one jaw primary crusher, two secondary crushers, three tertiary crushers, screens and conveyors.

The total installed crushing capacity is 24,000 t/d. At the time of writing this Technical Report, Timmins does not have any additional plans to increase throughput of the crushing and conveying systems for the San Francisco mine. A new crushing plant, with a capacity of 8,000 t/d, will be installed late in 2015, to serve the Le Chicharra pit.

17.1.2      Leaching

The current leach pad occupies approximately 40 ha and is divided into seven sections. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming 6 m high lifts. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

The leach solution consists of 0.03% sodium cyanide with a pH of 10.5 to 11. The solution percolates to the bottom of the lift and flows to the channel that carries the solution to the pregnant solution storage pond, from which it is pumped to the adsorption, desorption and recovery (ADR) plants.

Barren solution exiting the ADR plants flows to the barren solution storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Due to the increase in reserves and the increase in production, authorization was granted by the Mexican authorities to use an additional 49 ha for the construction of a new leach pad, located next of the current pad.

As a part of the extended area, Timmins is currently building a new 25 ha leach pad (Phase 3) for depositing of approximately 13 Mt of crushed ore. Timmins expects to complete this extension during the last quarter of 2013.

17.1.3      Adsorption/Desorption/Recovery (ADR) Plants

Pregnant leach solution is fed to the first adsorption plant which consists of 2 parallel lines of carbon columns, each with 5 tanks in series, through which the carbon is advanced counter-currently to the solution flow. One line of columns contains approximately 2.0 t of carbon and the other 2.5 t. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zadra type elution circuit. Gold is recovered by an electrowinning circuit comprising stainless steel electrodes in a stainless steel electrolytic cell. The stainless steel cell and cathodes are relatively new and replace the original polypropylene cell with steel wool cathodes. The use of stainless cathodes is more efficient, as it does not require the smelting of substantial quantities of steel wool, which requires substantially more flux and can lead to inferior grade doré.

Installation of a new line of carbon columns (second ADR plant) with 5 tanks containing approximately 6 t of carbon, and with a flow of 3,500 USGM, was completed in August, 2011, to increase the production capacity.

To complement the increase in production, an additional pumping station with a solution storage capacity of 8,000 m3 was installed. The new system can feed 6,200 USGM of solution directly to the leach pads, using 3 vertical pumps.

To support the new 25 ha leach pad expansion currently in progress, a new vertical pump will be installed, in parallel with the existing pumps.

17.1.4      Process Plant Layout

Figures 17.1 to 17.4 show the crushing circuit, leach plant solution flow, solution balance and the existing ADR circuit.

Figure 17.1
Plan View of the Overall Crushing Circuit

Figure 17.2
Heap Leach Process Flowsheet

Figure 17.3
Heap Leach Circuit Showing Proposed Solution Balance

Figure 17.4
Overall Gold Recovery Circuit (ADR) Flowsheet

17.1.5      Manpower

The current process plant manpower is summarized in Table 17.1.

Table 17.1
Manpower at the San Francisco Mine Process Plant and Associated Facilities

DEPARTMENT	DESCRIPTION	QUANTITY
ADR plant	Superintendent / Supervisor	6
	Hourly personnel	24
Leach	Superintendent / Supervisor	6
	Hourly personnel	29
Crushing	Superintendent / Supervisor	28
	Hourly personnel	95
Laboratory	Superintendent / Supervisor	9
	Hourly personnel	24
TOTAL		221

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

17.1.6      Consumables and Maintenance

The usage rates and costs of process reagents are summarized in Table 17.2.

Table 17.2
San Francisco Process Reagents (Consumables)

Reagents	Consumption (Unit/tonne)	Annual Cons (Unit/year)	Unit Cost (USD)	Annual Cost (USD)
Antiscalent	0.030 L	166,386 L	2.95	491,149
Sodium Cyanide	0.413 kg	2,281t	3.74	8,533,740
Caustic Soda	0.013 kg	73 t	0.89	64,790
Lime	0.687 kg	3,792 t	0.13	493,771
Carbon	0.018 kg	101 t	4.02	406,645
Hydrochloric Acid	0.021 kg	116 t	0.38	44,573
Propane	0.131 L	724.993 L	0.38	278,758
Total cost				10.313.364
Total cost per tonne				1.870

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

18.0      PROJECT INFRASTRUCTURE

18.1      ADMINISTRATION, ENGINEERING AND EXISTING INFRASTRUCTURE

Figure 18.1 shows the San Francisco mine site layout, with the current operations and the new proposed use of land for the pit, leach pad, waste storage expansion, and the low grade ore stockpile.

Figure 18.1
Site Layout

18.1.1      Manpower Organization

The current total manpower at the San Francisco mine is shown in Table 18.1, excluding the mine contract personnel.

Table 18.1
Total Manpower for the San Francisco Mine

DEPARTMENT	DESCRIPTION	QUANTITY
ADR plant	Superintendent / Supervisor	6
	Hourly personnel	24
Leach	Superintendent / Supervisor	6
	Hourly personnel	29
Crushing	Superintendent / Supervisor	28
	Hourly personnel	95
Warehouse	Supervisor	1
	Hourly personnel	9
Exploration	Superintendent / Supervisor	5
	Hourly personnel	23
Direction	General Manager	1
	Superintendent / Supervisor	6
Geology	Superintendent / Supervisor	4
	Hourly personnel	15
Mine	Superintendent / Supervisor	10
	Hourly personnel	2
Engineering	Superintendent / Supervisor	7
	Hourly personnel	3
Laboratory	Superintendent / Supervisor	9
	Hourly personnel	24
Metallurgy	Superintendent / Supervisor	3
	Hourly personnel	7
Electric Maintenance	Superintendent / Supervisor	7
	Hourly personnel	19
Administrative / Accounting	Superintendent	1
	Supervisor / Assistant	7
Purchasing	Superintendent	1
	Supervisor / Assistant	6
Human Resources	Superintendent / Supervisor	1
	Hourly personnel	7
Safety and Environment	Superintendent / Supervisor	20
	Hourly personnel	8
TOTAL		394

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

18.1.2      Offices, Workshops and Stores

Office space is provided in a structure of approximately 450 m2, located on the property, southeast of the ADR plant. The building has adequate working space for the on-site mine administration and also provides basic catering and ablution facilities.

A vehicle workshop, south of the ADR plant and north of the open pit, occupies more than 660 m2 and accommodates the off-road haul trucks, excavators and ancillary vehicles used in the open pit mining operation.

A general warehouse of approximately 200 m2, located north of the ADR plant, accommodates process reagents and mechanical spares. Bulk lime for the heap leach process is stored in a silo near the crushing plant.

A new building was completed in December, 2010, to house the exploration offices. This new office space is approximately 150 m2, provides adequate working space and basic ablution facilities. This new building is located east of the original ADR plant.

The new 1,500 m2 core and sample storage facility (Figures 18.2, 18.3 and 18.4), north of the ADR plant, has been completed since the November, 2011 report was issued. This facility will provide permanent and secure storage for both the diamond drill core and pulp samples, as well as hosting the new sample preparation facilities for the exploration department. The rear half of the building is currently being used as a secure storage facility for reagents used in the ADR plants.

Figure 18.2
Exploration Sample Storage and Preparation Facility

Figure 18.3
Core Stored in the Exploration Sample Storage and Preparation Facility

Figure 18.4
Pulp Samples Stored in the Exploration Sample Storage and Preparation Facility

18.1.3      Electrical Power Supply

Electrical power supply to the mine is delivered through a 33 kV overhead line from the utility company, Comisión Federal de Electricidad (CFE). From the main metering point, the power is distributed to the crushing and screening plant and other site infrastructure at 480/220/110 V. However, power used for the new crushing circuit is supplied by diesel generators. At the crushing and screening plant, separate transformers feed the principal equipment. Installed transformer capacity is as follows:

		kVA
•	Primary crusher	1,000
•	Secondary/tertiary crushers	3,000
•	Stacker conveyors	2,000
•	Leach solution pumps	2,500
•	ADR plant	1,000
•	Laboratory	150
•	Office	75
•	Workshop	75
•	Water well #1	75
•	Water well #2	45
•	Water well #3	200
•	Lighting	50
•	New crushing circuit	2,500
•	New leach pads	1,500

The electrical power supply is sufficient for the current production rate of 24,000 t/d of ore, with some spare capacity.

18.1.4      Water Supply

The current demand of fresh water is 2,208 m3/d, of which 1,970 m3/d are for the leach area and ADR plants and 238 m3/d for the mine and services.

Comisión Nacional del Agua (CONAGUA) authorized the transfer of the rights for two concession titles to exploit and use national water previously held by Geomaque de Mexico, to Timmins’ Mexican subsidiary Molimentales on May 30, 2008. Concession title No. 1SON104008/08FMGR97 is authorized for the industrial use of 300,000 m3/y over a ten-year term from August 1, 2007. Concession title No. 02SON109912/08FMGR04 is authorized for industrial use of 300,000 m3/y over a ten-year term from October 8, 2007.

Rights to exploit an additional 200,000 m3/y of national water were assigned to Molimentales from concession title No. 02SON124622/08AMOC08 on August 2, 2010, and the rights to a further 100,000 m3/y of national water were assigned to Molimentales from concession title No. 02SON124710/ 08AMOC08 on August 9, 2010.

Two more water usage titles have also been granted to Molimentales: No. 02SON150253/08AMDA10, which authorized the use of 400,000 m3/y of water for a ten-year period from March 17, 2011, and No. 02SON113192/08FMDA11, which authorizes the use of 900,000 m3/y of water for a ten-year period starting on April 26, 2011.

In March, 2011, a new extraction water well was installed.

A new water tank and a pressure pump were installed to comply with regulation NOM–002–STPS of the Secretaría del Trabajo y Previsión Social (STPS) regarding the prevention of and protection against fire in the workplace, which states that water pressure for fire control should be at least 7 kg/cm2.

19.0      MARKET STUDIES AND CONTRACTS

Timmins produces gold doré at the San Francisco mine which is further refined and readily sold on the world market. At the time of compiling this report, the price of gold ranged from USD 1,404/oz gold to USD 1,192/oz.

19.1      MARKET AND MARKET STUDIES

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewellery (the largest fabrication use), electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold bullion is held primarily as a store of value and as a safeguard against the depreciation of paper assets denominated in fiat currencies. Due to the size of the bullion market and the above-ground inventory of bullion, Timmins activities will not influence gold prices. The doré produced by Timmins at its mines is further refined by third parties before being sold as bullion (99.99% pure gold). To a large extent, gold bullion is sold at the spot price.

Table 19.1 summarizes the high and low average annual London PM gold and silver price per ounce from 2002 to September 31, 2013.

Table 19.1
Average Annual High and Low London PM Fix for Gold and Silver from 2002 to November 12, 2013 (prices expressed in USD/oz)

Year	Gold Price			Silver Price
	High (USD)	Low (USD)	Cumulative Average	High (USD)	Low (USD)	Cumulative Average
2000	312.70	263.80	279.11	5.45	4.57	4.95
2001	278.85	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.73	4.85	4.20	4.60
2003	416.25	319.90	363.38	5.96	4.37	4.88
2004	454.20	375.00	409.72	7.83	5.49	6.67
2005	536.50	411.10	444.74	9.23	6.39	7.32
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.30	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.0	972.35	10.51	19.18	14.67
2010	1,421.00	1,058.00	1,224.53	15.14	28.55	20.19
2011	1,895.00	1,319.00	1,571.52	26.68	48.70	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013*	1693.75	1,192.00	1,435.36	32.23	18.61	24.38

Source: www.kitco.com
* Data for 2013 is as of November 12, 2013

Over the period from 2008 to 2012, world gold price increased significantly. This had a favourable impact on revenue from production of most of the world’s gold mines, including the San Francisco Project. In 2013, however, the world gold price decreased rapidly, from a high of approximately USD 1,693.75/oz in January to a low of USD 1,192.00/oz in June. In October, 2013, the gold price averaged USD 1,316.18/oz with a high of USD 1,361.00/oz and a low of USD 1,265.50/oz. Silver prices decreased as well. The rapid drop in gold and silver prices has led mining companies to re-evaluate their capital and operating costs, and exploration programs, for the first time in a number of years.

19.2      MINING CONTRACTS

19.2.1      Contractor Requirements

Under the contract dated May 23, 2007, updated August 14, 2008 and March 18, 2011 and further amended November 1, 2012, the contractor’s performance of mining operations at the

San Francisco mine includes drilling and blasting, loading and transportation of waste rock and ore, pit drainage, building slopes and roads as needed, scaling of pit walls to design limits, maintenance of equipment, and providing safe and orderly working conditions.

The base contract rate for mining is USD 1.59/t for the first 2.5 Mt mined in a given month, with reduced rates for the incremental tonnage mined in excess of 2.5 Mt, as summarized in Table 19.2.

Table 19.2
Contract Mining Rates

Tonnage Range (Mt/y)	Base Rate (USD/t)	Incremental Rate (USD/t)
Up to 2.5	1.59
2.5 to 3.0		1.57
2.5 – 3.5		1.55
In excess of 3.5		1.53

Other terms of the mining contract include:

  The assumed powder factor is 0.200 kg of ANFO per tonne of rock blasted. The base cost per tonne of material blasted (including items such as explosives, supplies and accessories, drill service for blasting etc.), is USD 0.19/t.

  The drill pattern is 4.5 m by 5.0 m, using 6.5 inch diameter blast hole drills.

  The base cost of diesel fuel is USD 0.52 per litre.

  Design rock densities are ore 2.66 t/m3 and waste 2.77 t/m3 .

  The work schedule is based on two shifts of 12 hours per day, 360 days per year.

19.2.2      Owner Mining Requirements

Mining engineering and design services are provided by Timmins. These services include:

•	Obtaining of all permits and licences for mining.
•	Mine design and planning, grade control and surveying services.
•	Supply of electric power, water and telecommunications.
•	Security services, safety plans and personnel and first aid stations.

19.3      REFINING AND SALES CONTRACTS

19.3.1      Refining Agreement

Timmins subsidiary Molimentales entered into an agreement with Johnson Matthey Inc. (Johnson Matthey) to refine the gold and silver doré bars produced at the San Francisco mine, at Johnson Matthey’s Salt Lake City refinery in Utah, USA.

Some of the terms and conditions in the contract are as follows:

•	Shipments will consist of no less than 30 kg of material, in the form of doré bars weighing approximately 15 to 30 kg.

•	Each shipment will have full and complete documentation to permit importation into the United States.

•	The refiner will credit the following percentages of the final agreed assayed gold and silver content of the refined material in each shipment:

• 99.85% of the assayed gold content.
• 97.00% of the assayed silver content.

•

Delivery of the gold and silver components of the recoverable metals from each shipment will be made as directed no more than 10 working days after recipt of the material by the refiner, subject to the assay results being within the splitting limits as set forth in the agreement.

•	Treatment charges are USD 0.65 per troy ounce of material received, with a minimum charge of USD 1,000 per shipment.

•	If Timmins elects to take an early settlement of the account, Johnson Matthey will levy a fee which is calculated according to the terms of the agreement.

•	Johnson Matthey may charge additional fees for refining or may reject any material containing in excess of the maximum limits of deleterious elements, as defined by the contract.

The first refining agreement between Molimentales and Johnson Matthey commenced on December 28, 2009 and remained in effect until December 31, 2011. It was renewed in 2012 and the term was extended until December 31, 2013. Thereafter, the agreement will be automatically renewed for 12 months, unless either party provides written notice of its intention not to renew it.

19.3.2      Master Purchase Contract and Bill of Sale and Trading Agreement

On June 23, 2010, Molimentales entered into a contract and sale agreement with Auramet Trading, LLC (Auramet), under which it agreed to sell the gold and silver output from the San Francisco mine to Auramet.

On June 23, 2010, Molimentales also entered into a trading agreement with Auramet, which set forth the terms and conditions that govern non-exchange traded, over-the-counter, spot, forward and option transactions, on a deliverable and non-deliverable basis, involving various metals, energy products and currencies. The trading agreement is part of the Master Purchase Contract and Bill of Sale agreement with Auramet.

19.3.3      Blasting Services

Timmins subsidiary Molimentales has an agreement, valid until October 31, 2014, with DUFIL, S.A. de C.V., to handle the explosives from the warehouse to the pit, to prepare the ANFO, to design the blasting grids and to load the explosives into the holes.

19.3.4      Portable Crushing Services

In May, 2012, Molimentales entered into an agreement with Servicios de Mineria Swazi S.A. de C.V., for crushing and hauling to pad 4 Mt of ore. This contract was amended in February, 2013.

Some of the terms and conditions in the contract are as follows:

  The unit price per tonne crushed and hauled is set at USD 3.20.
  The length of the contract is 4 years.
  At least 80% of the ore should be sized minus 3/8” after crushing.

If the price of the ounce of gold falls below USD 1,200/oz, both parties have agreed to meet and determine whether the services should cease or continue.

20.0      ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Micon’s 2011 Technical Report discussed the environmental studies, permitting and social or community impact prior to and into the second quarter of 2011. This section will discuss the environmental, permitting and social or community impact studies conducted by Timmins from the second quarter of 2011.

20.1      ENVIRONMENTAL CONSIDERATIONS

On July 22, 2011, Molimentales submitted a request to the Secretary for the authorization of an additional land use of 24.3401 ha for the San Francisco pit and 54.8415 ha for a new waste dump, for the increase in production capacity to 18,000 t/d. The Secretary conditionally authorized the additional land on October 13, 2011.

A Technical Justification Study for the Change of Use of Land (Estudio Técnico Jusitificativo para el Cambio de Uso de Suelo) is in process, and will be submitted, to request Secretary of Environment and Natural Resources to grant authorization for new land use areas, based upon the inventory of the natural resources to be affected, and an environmental evaluation of the new areas. Molimentales is expecting a favourable response.

Modifications to the Environmental Licence (Licencia Ambiental Única), authorized on March 17, 2010, are again in the process of being submitted, to request the authorization of the Secretary of Environment and Natural Resources to include new equipment and increased production capacity for the operating licence, new inventory and registration of emissions to the atmosphere, new inventory and registration of hazardous waste generation and, also to register modifications to the blasting program. This documentation is in the process of being prepared, along with the licence extension documentation, and will be submitted in April, 2014.

Due to the increase in mineral resources and reserves and the increase in production capacity, Molimentales submitted a request for authorization by the Secretary of a new Environmental Impact Assessment for the additional use of land. The request was granted in October, 2011.

Molimentales continues to comply with the conditions established by the Secretary of Environment and Natural Resources for all of the previous and newly authorized environmental permits. These conditions include programs for the recovery and relocation of flora, reforestation, recovery and relocation of fauna, monitoring of surface water quality, monitoring of air quality, and hazardous waste management.

20.2      COMMUNITY AND SOCIAL CONSIDERATIONS

Timmins is an active participant in and supporter of a number of community activities in Estación Llano and the surrounding communities. These activities range from assisting with health issues, education, athletics, cultural, social service and public works. Between July, 2011 and July, 2013 Timmins spent approximately USD 613,000 (7.67 million pesos) on community activities.

Timmins assisted the community with health related activities, such as undertaking a seminar and a clean-up of the Estación Llano community area, to help prevent dengue fever caused by mosquitoes, and with donations of medicine and medical supplies for the local health day and to the local health centre.

Timmins continues to assist with activities for the prevention of dengue fever, as well as continuing with medical seminars, where it provides medical consultations by specialists and medicine free of charge to the local communities. In addition, Timmins assists with a number of other health related activities such as:

  A vaccination campaign for the prevention of HPV (human papilloma virus).

  Agreement with the Red Cross and firefighters of Santa Ana for transfers for patients in the community.

  Management for the certification of the community canteens that are provided by the Secretariat of Health.

  Donating two air conditioning units to the Health Centre of Estación Llano.

  Support for the purchase of an oxygen generator for the Ejido El Claro.

  Sponsorship of uniforms for ambulance and fire fighters.

  Food assistance to the intern from the medical community, Estación Llano.

Timmins has assisted educational activities in the community with repairs to or construction of the local kindergarten, elementary and junior high schools, donation of graduation gifts, cistern construction, school bus repairs and the purchase of trees for the purpose of reforestation in the community. In addition, Timmins:

  Continues with the maintenance support for the infrastructure of the kindergarten at Estación Llano; air conditioners for Estación Llano, Ejido El Claro and Santa Ana schools were also provided.

  Equipped a chemistry laboratory in a high school in Santa Ana.

  In coordination with the municipality of Santa Ana, paid for the construction of a roof in a primary school.

  Donated and installed equipment in the Ejido El Claro community for it to be able to have internet service.

  Contributed to equipment for a bus of the Ministry of Education and Culture, for the transportation of students.

  Financed material for the construction of a perimeter fence around the high school in Estación Llano.

  Contributed to universities for the purchase of equipment for the Schools of Geology and Mines.

  Paid for advisers to develop high school open and basic education (ISEA).

  Assisted the local adult community, in coordination with the national employment service and the University of Sonora, in training 25 persons from the community for self-employment.

Timmins is continuing to assist the community with financial contributions towards the purchase of athletic equipment and team uniforms, travel expenses for local teams, payment of instructor’s fees for summer camps in martial arts, music, art, sports and swimming lessons.

Timmins continues to support cultural activities, such as funding for Mother’s Day, the Christmas festivities and party for the children of Estación Llano, support for the children’s or student’s day at the local schools, a water campaign conducted by the city’s water agency and payment of teachers for the summer camp.

Financial assistance of social services has included donation of a vehicle and mechanical service for the local Estación Llano police officer, funding training for the Fire Department of the Municipality of Santa Ana in the handling of hazardous materials, sponsoring training of a person for the prevention of drugs and alcoholism program, and ambulance support.

Public works support has included the donation of electrical cables for the local community’s water well, playground repair, construction of cattle fencing and payment for road safety signs. Timmins has continued to contribute to public works by:

  Continuing support for drinking water services, by assisting with the necessary replacement of the engines and pumps for wells that provide water to the communities of Estación Llano, Ejido San Diego and Benjamin Hill.

  Supporting access to the communal lands by arranging for the construction of roads.

  Building a local municipal canteen for Estación Llano.

  Working with the city of Santa Ana for the approval of a drainage project, which will benefit of Estación Llano.

  Conducting the rehabilitation and renovation of the ballpark "Francisco Celaya and Jesus Bracamontes" of Estación Llano.

In addition to the above activities Timmins has:

  Made donations and dispensations of Christmas presents and other materials to benefit the municipalities of Santa Ana, Benjamin Hill and Magdalena.

  Provided dispensations to the public canteens of Benjamin Hill.

  Donated groceries to an orphanage located in Imuris, Sonora.

  Made a donation in accordance with an existing agreement with the State DIF.

  Assisted in the organization of festivities in Estación Llano.

  Implemented watering of the streets with greater traffic, to reduce dust contamination.

Recently, due to its efforts in the area of corporate social responsibility, Timmins was awarded the 2012 Company emblem “Sociably Responsible” (ESR®), which is granted by the Mexican Centre of the Philanthropy (CEMEFI) and the Alliance for Managerial Social Responsibility in Mexico. This recognition is awarded on an annual basis and recognizes companies that are leaders in setting social responsibility standards. Timmins is currently working upon its application for 2013.

21.0      CAPITAL AND OPERATING COSTS

21.1      CAPITAL EXPENDITURES

The San Francisco Project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad, but it has now been expanded to 24,000 t/d.

Base case capital expenditure over the mine life is outlined in Table 21.1 which summarizes the planned sustaining capital and deferred stripping (capitalized) costs for the 3 production phases from 2014 to 2022. The principal items of capital expenditures (i.e. excluding sustaining capex and deferred stripping) are summarized below:

  2014: USD 3M for La Chicharra crushing equipment; USD 2M for current primary crusher relocation.

  2015: USD 6M for new leach pad; USD 3M La Chicharra crushing circuit.

  2016: USD 12M for La Chicharra pre-stripping.

  2017: USD 2M leach pad expansion.

  2018 to 2022: USD 6M leach pad expansion (2019), USD 3M leach pad expansion (2021).

Table 21.1
Estimated Capital Expenditures as per the Production Schedule (2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Average sustaining capex	USD 2 M/yr	USD 3 M/yr	USD 2 M/yr
Average deferred strip capex	USD 2 M/yr	USD 9 M/yr	nil
Average development capex	USD 7 M/yr	USD 4 M/yr	USD 2 M/yr

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

21.2      CASH COSTS

Timmins’ projected average cash cost per ounce estimated over the remaining mining period from 2014 to 2022 for is summarized in Table 21.2. From 2014 onwards, the forecast is based on a constant gold price of USD 1,350/oz gold and USD 20/oz Ag. The current low-grade stockpiled is planned to be crushed and placed on the leach pad in 2021 and 2022. Costs per ounce of gold are quoted net of by-product credits.

Table 21.2
Estimated Average Cash Cost for 2014 to 2022

Description	2014 to 2015	2016 to 2020	2021 to 2022
Average cash cost per ounce	USD 758	USD 895	USD 663

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Micon has reviewed Timmins’ operating cost forecast for the life of the San Francisco Project and regards them as reasonable.

22.0      ECONOMIC ANALYSIS

Since the last Technical Report conducted on the San Francisco Project in November, 2011, TMM has meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101. For the purposes of this report TMM, is including an economic analysis for both the base case and contingency case designed to respond to sustained deterioration in the price of gold.

22.1      ECONOMIC EVALUATION

Revenue projections are based on a constant gold price of USD 1,350/oz in real terms. A constant silver price assumed is USD 20/oz. The base case mine plan from 2014 to 2022 is split into three phases, as summarized in Table 22.1. At a gold price of USD 1,350/oz, the undiscounted pre-tax cash flow for the life of the mine is USD 489M and the pre-tax 5% discounted NPV is USD 381M.

Table 22.1
San Francisco Gold Mine: Base Case Mine Plan Summary (2014 to 2022)

Description	2014 to 2015	2016 to 2020	2021 to 2022
Approximate average daily throughput	24,000 t/d	30,000 – 32,000 t/d	30,000 – 32,000 t/d
Ore source	San Francisco	San Francisco and La Chicharra	San Francisco, La Chicharra and stockpile
Average gold grade	0.59 g/t	0.51 g/t	0.58 g/t and 0.26 g/t stockpile
Average operating strip ratio	2.4	2.7	1.4
Average total strip ratio (operating + deferred)	2.5	3.2	1.4
Average reprocessed gold from existing leach pads	18 koz (2015)	5 koz/y	0
Average gold production	121 koz/y	135 koz/y	130 koz/y (2021), 53 koz/y (2022)
Average cash cost/oz (by-product)	USD 758	USD 895	USD 663
Average sustaining capital	USD 2 M/y	USD 3 M/y	USD 2 M/y
Average AISC/oz, site level (by-product)	USD 775	USD 918	USD 674
Average deferred strip capex	USD 2 M/yr	USD 9 M/yr	nil
Average development capex	USD 7 M/yr	USD 4 M/yr	USD 2 M/yr
Average AIC/oz, site level (by-product)	USD 846	USD 1,016	USD 686
Gold price/ounce, assumed	USD 1,350	USD 1,350	USD 1,350
Average annual net cashflow (excl. taxes, royalties)	USD 61 M/y	USD 44 M/y	USD 82 M/y, USD 37 M/y

Note, Assumptions: (1) Average total costs of USD 10.75/t for San Francisco and La Chicharra; (2) Average life-of-mine heap leach recovery of 68% for San Francisco and 70% for La Chicharra; (3) Operating costs for La Chicharra are approximately 20% lower than San Francisco due to lower work index. (4) It is estimated that there are 40,000 to 50,000 oz of gold recoverable from older leach pads. It is planned to recover these ounces over the life of the mine by applying cyanide to selected cell. Reprocessing costs – USD 60/oz. (5) Stockpile re-handling costs – USD 0.30/t.

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

The recently proposed Mexican mining taxes/royalties have not been incorporated into the economic evaluation presented here. The new Mexican mining tax of 7.5% on resource companies, and as much as 8% for gold, silver and platinum, was approved by the Mexican Senate on October 31, 2013, but remains to be enacted at the time of this report. As originally proposed, the tax would be on earnings before interest, taxes, depreciation and amortization (EBITDA).

22.2      SENSITIVITY ANALYSIS

The economics of the San Francisco Project are more sensitive to changes in the factors that influence revenue than the factors which influence cost. The principal factors influencing revenue are gold price, ore grade and metallurgical recovery.

As noted in the previous November, 2011 Technical Report, the sensitivity data suggest that the San Francisco Project is economically attractive at a gold price of USD 900/oz or higher. The sensitivity of Project economics to changes in ore grade or metallurgical recovery is approximately the same as the sensitivity to changes in gold price.

Project economics are moderately sensitive to variations in overall operating cost but, with the relatively low level of forecast capital expenditure, variations in life-of-mine capital have little effect on overall economics. Table 22.2 summarizes the base case sensitivity analysis of the San Francisco Project to variations in gold price at a pre-tax 5% and 10% net present value (NPV).

Table 22.2
Base Case Sensitivity Analysis to Gold Price at a Pre-tax 5% NPV and 10% NPV

Gold price (USD/oz)	1,100	1,200	1,300	1,400	1,500
5% NPV (USD M)	148	240	332	423	515
10% NPV (USD M)	92	149	206	264	321

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

22.3      CONTINGENCY PLAN FOR SUSTAINED LOW METAL PRICES

TMM has in place a mine plan that could be executed in the event of a sustained gold price reduction.

In the contingency case, there would be no crushing expansion from the current 24,000 t/d and the development and production of the La Chicharra pit would not proceed. All ore would be obtained from the San Francisco pit. This results in a significant reduction in capital outlay (pre-stripping, crushing equipment, etc.).

The base case and contingency case have identical mine plans until 2016. As 2016 approaches, TMM will review and assess the contingency case. By maintaining flexibility in its operations, TMM should be well-positioned to continually assess and adjust those operations to the prevailing gold price.

The contingency case mine plan from 2014 to 2022 is summarized in Table 22.3, with the sensitivity analysis of the contingency case summarized in Table 22.4.

Table 22.3
San Francisco Gold Mine: Contingency Case Mine Plan Summary (2014-22)

Description	2014-22 (8.5 yrs)
Ore Source	San Francisco pit/stockpile
Crushing throughput (ktpd)	24	Average
Avg. Gold Grade (g/t)	0.55	Average
Operating Strip Ratio	2.3	Average
Total Strip Ratio (op. + deferred)	2.5	Average
Gold Production, SF pit (koz)	799	Total
Gold Production, stockpile (koz)	40	Total
Reprocessed gold from spent existing pads (koz)	42	Total
Total Gold production (koz/y)	104	Average
Cash costs per oz	824	Average
Sustaining capex (USD M)	2.0	Average
AISC per oz, site-level	850	Average
Deferred Strip Capex (USD M)	3.5	Average
Development Capex (USD M)	1.8	Average
AIC per oz, site-level	896	Average
Gold Price per oz assumed	1,350	Average
Net Cash flow, pre-taxes/royalties (USD M)	44.3	Total

Note - Assumptions: (1) Average total costs of USD 10.75/t ore; (2) Average life-of-mine heap leach recovery of 68% for San Francisco. (4) Reprocessing costs – USD 60/oz. (5) Stockpile re-handling costs – USD 0.30/t.
Table provided by Timmins Goldcorp Mexico, S.A. de CV.

Table 22.4
Contingency Case Sensitivity Analysis to Gold Price at a Pre-tax 5% NPV and 10% NPV

Gold price (USD/oz)	1,100	1,200	1,300	1,400	1,500
5% NPV (USD M)	146	222	297	373	449
10% NPV (USD M)	120	179	238	297	357

Table provided by Timmins Goldcorp Mexico, S.A. de CV.

23.0      ADJACENT PROPERTIES

The San Francisco property exists within the Sierra Madre Occidental metallogenic province and is known to host a number of separate zones or showings of anomalous gold mineralization. There are other metallic mineral deposits in the area, but very little information is available on those properties. There are no immediately adjacent properties which directly affect the interpretation and evaluation of the mineralization or anomalies found at San Francisco. However, the 1995 San Francisco Property Reserve and Resource document by Mine Development Associates of Reno, Nevada, listed a number of exploration possibilities in the immediate area of the mine, including La Chicharra (owned by Timmins), which had been mined previously and is expected to be mined again.

Among the targets which remain is the bedrock area surrounding the Arroyo La Perra, a placer deposit located approximately 2 km northwest of the San Francisco pit. The 1995 report mentions that seven holes had been drilled in bedrock to that point and that one of the holes intersected 8 m of 1.6 g/t gold at 42.5 m down-hole, while another intersected 18 m of 0.422 g/t gold at 4 m down-hole. According to the report, other targets with fair to good exploration potential for the discovery of significant gold deposits were La Desconocida, Casa de Piedras Oeste and La Trinchera, all of which are located between 2 km to 5 km northwest of the San Francisco pit.

Micon considers that the previous mining history of the San Francisco and La Chicharra deposits, and the stated exploration potential of the area as contained in previous reports, positively affect the prospectivity of the ground. The exploration results reported by Timmins support this observation.

Micon has not verified the information regarding the adjacent mineral deposits and showings described above that are outside the immediate area of the San Francisco and La Chicharra pits. The information contained in this section of the report, which was provided by Timmins, is not necessarily indicative of the mineralization at the San Francisco Project.

24.0      OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Timmins San Francisco Project are included in other sections of this Technical Report.

Micon is not aware of any other data that would make a material difference to the quality of this Technical Report or make it more understandable, or without which the report would be incomplete or misleading.

25.0      INTERPRETATION AND CONCLUSIONS

Timmins successfully reopened the mining operations at the San Francisco Project in 2010. Since that time, Timmins has continued to expand both the resources and reserves through an aggressive exploration program, as well as expanding the operations from a rate of 12,000 t/d to the current 24,000 t/d. Timmins has also continued to explore the areas adjacent to the mine and other targets on its mineral holdings.

Timmins has completed drilling at the La Chicharra deposit and reinterpreted the mineralization, in order to estimate the mineral resources and reserves so that they can be incorporated into the longer term mine plan for the San Francisco property.

Micon has reviewed the exploration Timmins has undertaken on the San Francisco property and believes that the secondary areas of mineralization should be explored further, to determine if Timmins will be able to continue to add to the San Francisco Project mineral resource inventory. Micon believes that Timmins may be able to identify and potentially define further deposits which can be developed as secondary sources of heap leach feed, if it continues to conduct a focused exploration program on its large San Francisco property. This should be done in conjunction with the continuing exploration program to identify the full extent of the mineralization at the San Francisco deposit, which remains open at depth and to the east and east-southeast.

The resource and reserve estimate completed by Timmins in October, 2013, and audited by Micon, is compliant with the current November 27, 2010, CIM standards and definitions specified by NI 43-101, and supersedes the previous estimates for the San Francisco mine reported in 2011 and 2012.

25.1      MINERAL RESOURCE ESTIMATE

Both the CIM and the JORC codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” For open pit material, Timmins utilized a Lerchs Grossman pit shell geometry at reasonable long term prices, and reasonable costs and recovery assumptions, as meeting this condition. The resource is based on a pit shell at a gold price of USD 1,250/oz and cost and recovery parameters developed by Timmins which meet the conditions for classification of the material as a mineral resource.

Table 25.1 summarizes the economic parameters used for the analysis. These parameters are a combination of Micon and Timmins inputs, taking into account the actual costs obtained from the first three years of operation.

Pit bench heights were set at 6 m (the block height of the 3-D block model) and the slope angles used for the pit optimization were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 25.1
Pit Optimization Parameters for the 2013 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.80
	Ore mining cost	USD/t	1.80
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.40
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss felsic (4)	2.75	67.80
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophrite dike (8) 2.76		60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	57.80
	Conglomerate (12)	.00	71.70
	General Recovery		68.00
La Chicharra Project		Costs
	Waste mining cost	USD/t	1.40
	Ore mining cost	USD/t	1.40
	Process cost	USD/t	4.15
	G & A cost	USD/t	0.00
	Gold price	USD/oz	1,250
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	70.00
	General Recovery		70.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,250/troy ounce, using the economic parameters summarized in Table 25.1, the drilling database as of July 1, 2013 and the topographic surface as of September 30, 2013. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 25.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of October 1, 2011.

Table 25.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)

Pit Area	Cut-off Au g/t	Category	Tonnage (x1,000)	Avg. Grade Au g/t	Gold Ounces
San Francisco Mine	0.17	Measured	50,351	0.60	968,000
		Indicated	26,093	0.59	496,000
		Total Measured & Indicated	76,444	0.60	1,464,000
		Inferred*	95,830	0.46	1,431,000
La Chicharra Deposit	0.15	Measured	13,427	0.51	221,000
		Indicated	11,847	0.48	183,000
		Total Measured & Indicated	25,274	0.50	404,000

Pit Area	Cut-off Au g/t	Category	Tonnage (x1,000)	Avg. Grade Au g/t	Gold Ounces
		Inferred*	26,347	0.41	351,000
Total Resources		Measured	63,778	0.58	1,189,000
		Indicated	37,940	0.56	679,000
		Total Measured & Indicated	101,718	0.57	1,868,000
		Total Inferred*	122,177	0.45	1,782,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Micon recommends that Timmins use the October, 2013 mineral resource estimate contained in Table 25.2 as the stated mineral resource estimate for the San Francisco Project, as this estimate recognizes the use of a cut-off of 0.17 g/t gold for the San Francisco and 0.15 g/t gold the for La Chicharra deposits, as the grades at which the mineralization would meet the parameters for potential economic extraction.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The figures in Table 25.2 have been rounded to reflect that they are an estimate.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 1, 2013 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates, and that TMM/Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

25.2      MINERAL RESERVES

The reserve estimate completed by Timmins on October 1, 2013 and audited by Micon in October, 2013, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the July, 2011 reserve estimate for the San Francisco mine. In addition, Timmins has carried out a reserve estimate for its second deposit, La Chicharra, which has also been audited by Micon and is presented in this report.

The gold price used for estimating the reserves at the San Francisco Project was USD 1,250 per ounce. The parameters used in the pit optimization for the estimation of the reserves are the same as those used for the estimation of resources.

Mining recovery for the San Francisco and La Chicharra deposits has been assumed to be 99%. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized, with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 9.1% dilution was estimated for the San Francisco pit and 3.0% for the La Chicharra pit. Table 25.3 presents the total reserves estimated within the pit design outline, including the mine recovery and dilution factors.

Table 25.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (October 1, 2013) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	44,952	0.559	808,000
	Probable	26,420	0.547	465,000
	Total	71,373	0.555	1,273,000
La Chicharra Pit	Proven	12,364	0.515	205,000
	Probable	7,463	0.463	111,000
	Total	19,827	0.495	316,000
Total	Proven	57,316	0.550	1,013,000
	Probable	33,883	0.528	576,000
	Total	91,199	0.542	1,589,000

San Francisco Pit	Stockpile	6,155	0.26	51,000

The proven and probable reserves in Table 25.3 have been derived from the measured and indicated mineral resources summarized in Table 25.2 (except the stockpile) and account for mining recovery and dilution. The figures in Table 25.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 1, 2013 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

25.3      CONCLUSIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of September, 2013, Timmins had sold299,442 ounces of gold and 170,403 ounces of silver. Between April, 2010 and the end of September, 2013, production at the San Francisco mine has totalled 18,875,421 tonnes at a grade of 0.851 g/t gold. Of this, a total of 6,678,154 tonnes grading 0.262 g/t gold has been placed on a low grade stockpile which TMM will either start to process on a limited basis along with the higher grade material or else will wait to process the stockpile once mining has ceased in the San Francisco and La Chicharra pits.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining schedule, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate and capable of being expanded for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

26.0      RECOMMENDATIONS

26.1      FURTHER EXPLORATION EXPENDITURES AND BUDGET

Most of the exploration drilling performed from July, 2011 to June, 2013 was focused on confirming the extensions of the gold mineralization around the perimeter and underneath the existing San Francisco pit shell delineated in the previous NI 43-101 report, and exploring and confirming the mineralization to the north and northwest of the existing La Chicharra pit. The exploration and infill drilling covered most of the areas where Timmins had identified gaps or unconfirmed information and, in general, it can be concluded that the 2011 to 2013 drill program was positive. The next drill campaign will be focused on exploring areas near to the existing pits, but outside both pits. Based on the positive results from the previous programs, Timmins will continue with the drilling as described in the following paragraphs. Any additional drilling is subject to Timmins internal budget approval.

26.1.1      San Francisco Pit

The next phase of exploration planned for the San Francisco deposit is to conduct drilling focused on confirming the continuity of the mineralization identified during 2012 to 2013 program to the east of the existing pit (Mayela). Depending on the results, Timmins may conduct infill drilling with the objective of expanding the mineral resources.

Timmins is considering a drill program for 10,000 m to test the results of the geophysical surveys.

26.1.2      San Francisco and La Chicharra Mineralized Trend

Currently, in the area surrounding the San Francisco and La Chicharra pits and between them, a detailed geology mapping and sampling program is being conducted to characterize the veinlets. This program will seek to identify the veinlets which are associated with the gold values of both deposits, and those without gold. Simultaneously mapping of pyrite and its mode of occurrence is being conducted, with the objective of understanding the relationship between the pyrite and the presence of gold in the different types of veinlets, and its possible projection along the strike of the shear zone that is associated the San Francisco and La Chicharra pits.

Geological mapping along the San Francisco hill, to the south of the San Francisco pit, has now identified what appears as part of a large shear zone over 300 m wide (D. Maya) and extending in the direction N60°W, which seems to be dipping northeast, with the San Francisco pit on the hanging wall and the La Chicharra pit on the footwall of the shear zone. The projection to the southeast of the shear zone is lost under the alluvial cover, but, towards the northwest, it appears to be projected along a line of mineral occurrences, such as La Perdida and others.

The proposal to explore along strike is based on geophysical surveys. It is proposed to test electro-magnetic methods first, in the area of the San Francisco pit, to generate a geophysics model for use in the exploration of the projection along strike for both the San Francisco and La Chicharra pits.

Drilling to test the results may be budgeted, if the results are consistent and demonstrate a high possibility of success.

26.1.3      Other Targets

A preliminary campaign of RC drilling has been completed at the El Durazno target to the north of the San Francisco mine. The initial results were positive and it is expected that Timmins will continue with at least two more drilling programs along the trend of the El Durazno mineralization.

Mapping and sampling are being completed on two additional targets. The first is the Vetatierra target, where gold is associated with quartz and quart-tourmaline veins with scarce sulphides, hosted in a diorite intrusive and sandstone, siltstone and conglomerate of Lower Cretaceous age. Timmins will most likely conduct an exploration drill program to test the presence of mineralization at depth and along strike in this target area.

Timmins will also continue with the exploration program on the second target, the Pima Project. Exploration there is still in a very early stage, but it is expected to be completed at the end of 2013, and to generate a drill program. The Pima Project consists of a series of silver occurrences along a 3 km strike length and 500 m wide area of breccias and veins and veinlets of calcite, barite and siderite, all hosted within a sequence of limestone, siltstone and sandstone of Lower Cretaceous age. The silver values appear to be associated with values of lead, zinc, arsenic and antimony. It is a polymetallic target with a strong response to the magnetic survey, which is associated with an intrusive or several stocks at depth that affect the sedimentary sequence.

Table 26.1 is a summary of Timmins’ estimated exploration budget for the next phase of work on the San Francisco property. This budget is preliminary in nature and is subject to internal budget approval.

Table 26.1
Estimated Budget for the Next Phase of Exploration at the San Francisco Project

DESCRIPTION	Unit	Unit Cost US $	No. Units	Total Cost US $
Geology and Exploration
Project M anagement	M onth	12,500	12	150,000
Geologist (Salaries and Consulting Fees )	M onth	55,000	12	660,000
Field Hands	M onth	8,000	20	160,000
Camp and Accommodation	M onth			-
Exploration Expenses and Supplies	Lump	15,000	3	45,000
Reverse Circulation Drilling	M eters	60	20,000	1,200,000
Core Drilling	M eters	120	10,000	1,200,000
RAB Driling	M eters			-
Trenching and Road Works	Hours	120	400	48,000
Undeground Development and Rehabilitation				-
Assaying for Gold (External, prep and assay)	Samples	25	20,000	500,000
Geochemical Assays (M ulitielements)	Samples	20	10,000	200,000
Geophysical Surveying (Gravimetric Survey)	Km	1	50,000	50,000
Enginnering and Feasibility				-
M etallurgical Testwork (North Targets)	Lump		2	-
Drafting, Reporting, Reproduction, M aps	Lump	5,000	2	10,000
Hardware and Software (maintenenance and new one)	Lump	1	50,000	50,000
Office Expenses	Lump	5,000	12	60,000
Logistic Exploration Support	Lump	5,000	12	60,000
Vehicle Renting	2	3,000	12	36,000
Gasline &M aintenenance	Lump	8,000	12	96,000
Telecomunications	M onthly	500	12	6,000
Travel Expenses	Lump	1,000	12	12,000
Safety Equipment	Lump	10,000	2	20,000
Social Security and Labour Related Taxes	Estimated	980,000	10%	98,000
Subtotal				4,661,000
General and Adminstration	5% Exploration		5%	233,050
Total Geology and Administration				4,894,050

Property Acquisition and Maintenance
M ining Taxes	Semester	508,788	2	1,017,576
Surface Rights and Rights of Way	Annual	55,000	1	55,000
Total Property Acquisition and Maintenance				1,072,576
Grand Total				5,966,626

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Micon has reviewed TMM/Timmins’ proposal for further exploration and studies on its San

Francisco property and considers that the budget for the proposed program is reasonable. Micon recommends that TMM/Timmins implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

26.2      FURTHER RECOMMENDATIONS

Micon agrees with the general direction of TMM/Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that Timmins continues to conduct some exploration on the other areas of mineralization on the property, as well as to the east-southeast of the San Francisco pit, in order to continue to realize the full potential of its property.

2)	Micon recommends that Timmins continues to optimize costs, where applicable in the current precious metal market.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the proposed exploration program for the property and, in light of the observations made in this report, supports the concepts as outlined by TMM/Timmins.

Given the prospective nature of the property, it is Micon’s opinion that the San Francisco Project merits further exploration and that TMM/Timmins’ proposed exploration plans are properly conceived and justified.

27.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis” {signed and sealed}
William J. Lewis, B.Sc., P.Geo.	Report Date: December 6, 2013
Senior Geologist	Effective Date: October 1, 2013
“Alan J. San Martin” {signed}
Ing. Alan J. San Martin, MAusIMM(CP)	Report Date: December 6, 2013
Mineral Resource Modeller	Effective Date: October 1, 2013
“Mani Verma” {signed and sealed}
Mani M. Verma, P.Eng.	Report Date: December 6, 2013
Associate Mining Engineer	Effective Date: October 1, 2013
“Richard Gowans” {signed and sealed}
Richard M. Gowans, B.Sc., P.Eng.	Report Date: December 6, 2013
President	Effective Date: October 1, 2013

28.0      REFERENCES

28.1      TECHNICAL REPORTS, PAPERS AND OTHER SOURCES

Anderson, T.H., and Silver, L.T., (1979), The role of the Mojave-Sonora Megashear in the Tectonic Evolution of Northern Sonora, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Call & Nicholas Inc., (2012), Geotechnical Evaluation for the San Francisco Final Pit Plan Prepared for Molimentales del Noroeste S.A. de C.V., 304 p.

Calmus, T. et al., (1992), Geology of Estación Liano (Sonora): A New Proterozoic Basement and the San Francisco Gold Deposit, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p..

De Jong, K., et al., (1988), Eastward Thrusting, Southwestward Folding and Backsliding in the Sierra La Vibora, Sonora, Mexico: Geology, V. 16.

Defiance Mining Corporation, (2004), Annual Report 2003, 30 p.

Geomaque Explorations Ltd, (2001), Annual Report 2000, 19 p.

Geomaque Explorations Ltd, (2002), Annual Report 2001, 26 p.

Geomaque Explorations Ltd, (2003), Annual Information Form for the Year Ended December 31, 2002, 68 p.

Geomaque of Mexico, S.A. de C.V., (1994), Presentation by Geomaque de Mexico, S.A. de C.V. for the evaluation of Environmental Impact Report, General Category, for the Geological-Mining Project Named “San Francisco” Mining Project.

Golder and Associates, (1996), Final pitwall Stability Evaluation, San Francisco Mine Project Draft Report prepared for Geomaque De Mexico, 39 p.

Hester, M., (2007), San Francisco Mineral Resource, Memo prepared for Timmins Gold Corporation by Independent Mining Consultants Inc., 11 p.

Independent Mining Consultants Inc., (1997), San Francisco Project, Minable Reserves and Geological Resources as of April 30, 1997 prepared for Geomaque Exploration Ltd., 42 p.

Jacques-Ayala, C., et al., (1991), The Interpreted Trace of the Mojave-Sonora Megashear in Northwest Sonora-A Laramide Thrust Front and Middle Tertiary Detachment Zone: Primer Congreso Mexicano Mineralogia, Conv. Evolucion Geologica de Mexico, Memoria.

Lewis, W.J., (2005), Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico, 68 p.

Lewis, W.J. and Hester, M.G. (2007), NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, www.sedar.com 140 p.

Lewis, W.J. et al., (2008), NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, 207 p.

Lewis, W.J. et al., (2009), NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, Amended 2008 Technical Report, 205 p.

Lewis, W.J. et al., (2010), NI 43-101 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, 217 p.

Lewis, W.J. et al., (2011), NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, 300 p.

Luna, R. and Gastelum, G., (1992), Geology of the San Francisco Project Estación Llano, Sonora in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Micon International Limited, (2012), Technical Memorandum, San Francisco Mine Reconciliation of Reserves, 16 p. plus appendices.

Medina, Miguel Rangel, (2013), Estudio de Evaluación Hidrogeológica en el Área de Nuevos Patios de Lixiciación, de La Mina San Francisco, Estacion Llano, Sonora,.46 p.

Medina, Miguel Rangel, (2012), Informe Mensual Noviembre "Construcción de Piezómetros en el Área de la Mina San Francisco, Municipio de Santa Ana, Sonora”, 74 p.

Medina, Miguel Rangel, (2013), Informe Final "Memorias de la Construcción de Piezómetros en el Área de la Mina San Francisco, Municipio de Santa Ana, Sonora” (Nov-Dic/2012), 45 p.

Medina, Miguel Rangel, (2013), Memorias "Construcción de Piezómetros en el Área de la Mina San Francisco, Municipio de Santa Ana, Sonora” (Nov-Dic/2012), 127 p.

Perez Segura, E., (1992), The Au-Te Mineralogy of the San Francisco Deposit, Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Prenn, N.B., et al., (1995), San Francisco Property Resource and Reserve Sonora, Mexico prepared by Mine Development Associates for Geomaque Exploration Ltd., 46 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Silberman, M., (1992), Characteristics and Complex History of Gold-Bearing Quartz veins along the Mojave-Sonora Megashear Zone, northern Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Silver, L.T., and Anderson, T.H., (1974), Possible Left-lateral Early to Middle Mesozoic Disruption of the Southwestern North American Craton Margin, in Geological Society of America, Abstracts with Programs, v. 6, 955 p.

Sol & Adobe Ingenieros Asociado S.A. de C.V. (2006) San Francisco Scoping Study, 9-1 to 9 7 p.

Telluris Consulting Ltd., (2009), Structural Review of the San Francisco Deposit, Sonora Mexico, Prepared for Timmins Gold Corp. Molimentales del Noroeste S.A. de C.V., 35 p.

Timmins Gold Corp.,(January, 2011), Exploration Report, 209 p. Timmins Gold Corp., (January-February, 2012) Exploration report, 229. Timmins Gold Corp., (January, 2013), Report of Exploration, 212 p.

Timmins Gold Corp., (May, 2011), Press Release: Timmins Gold sells 65,784 ounces of gold during first year of commercial operations at the San Francisco mine.

Timmins Gold Corp., (September, 2011), Press Release: Timmins Gold Corp Announces Updated Reserve and Resource Estimates for the San Francisco Gold Project.

Timmins Gold Corp., (October, 2011), Press Release: Timmins Gold Reports Second Quarter Production Results.

Timmins Gold Corp., (November, 2011), Press Release: Timmins Gold to commence Trading on NYSE Amex on November 4, 2011.

Timmins Gold Corp., (January, 2012), Press Release: Timmins Gold reports record production of 21,524 gold ounces in final quarter of 2011.

Timmins Gold Corp., (March, 2012), Press Release: Timmins Gold Corp Announces Updated Resource Estimate for the San Francisco Gold Project.

Timmins Gold Corp., (April, 2012), Press Release: Timmins Gold Reports Record Gold Production of 21,532 Ounces of Gold and Record Gold Recovery Ratio of 69% during Q1 2012.

Timmins Gold Corp., (July, 2012), Press Release: Timmins Gold reports record production of 23,203 ounces of gold and 14,453 ounce of silver during Q2 2012.

Timmins Gold Corp., (October, 2012), Press Release: Timmins Gold reports record production of 25,153 ounces of gold and 13,857 ounce of silver during Q3 2012.

Timmins Gold Corp., (January, 2013), Press Release: Timmins Gold reports record production of 94,444 ounces of gold for 2012.

Timmins Gold Corp., (April, 2013), Press Release: Timmins Gold reports record production of 28,328 ounces of gold for the first quarter of 2013.

Timmins Gold Corp., (2005), Promotional Information Brochure, 2 p.

Timmins Gold Corp., (2005), San Francisco Gold Mine, Sonora Mexico, May, 2005, Power Point Presentation, 13 p.

Tosdal, R.M., Haxel, G.B., and Wright, J.E., (1989), Jurassic Geology of the Sonoran Desert Region, Southern Arizona, Southeastern California and Northwestern Sonora: Construction of a Continental-Margin magmatic Arc, in J.P. Jenny, and S.H. Reynolds (editors), Geological Evolution of Arizona, Tucson, Arizona Geological Society Digest.

Vargas, J.C., et al, (1994), Geological – Mining Monograph of the State of Sonora, M-8E, published by the Consejo de Recursos Minerales, 220 p.

Zonge Engineering and Research Organization Inc., (2007), Processing and Interpretation of High Resolution Aeromagnetic and Radiometric Data for the San Francisco and Pima Project Areas, Sonora, Mexico, for Timmins Gold Corporation, 19 p.

28.2      INTERNET SOURCES

Kitco website, www.kitco.com

Timmins Gold Corp., website www.timminsgold.com

29.0      CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
William J. Lewis

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated December 6, 2013 with an effective date of October 1, 2013, I, William J. Lewis do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2.

This certificate applies to the Technical Report titled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project in Sonora, Mexico” dated December 6, 2013 with an effective date of October 1, 2013;

3.	I hold the following academic qualifications:

B.Sc. (Geology)                                University of British Columbia                                  1985

4.

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
Professional Association of Geoscientists of Ontario (Membership # 1522)
The Geological Association of Canada (Associate Member # A5975)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

5.	I have worked as a geologist in the minerals industry for 28 years;

6.

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

7.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

8.

I visited the San Francisco mine project on several previous occasions since 2005 and most recently between August 12 and 16, 2013 to review the resource estimates and exploration programs on the property and discuss the ongoing QA/QC program;

9.	I have written or co-authored previous Technical Reports for the mineral property that is the subject of this Technical Report;

10.	I am independent Timmins Gold Corp. according to the definition described in NI 43-101 and the Companion Policy 43-101 CP;

11.	I am responsible for Sections 1 to 12 (except 12.3), 19, 20 and 23 to 26 of this Technical Report;

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

Report Dated this 6th day of December, 2013 with an effective date of October 1, 2013

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.

CERTIFICATE OF AUTHOR
Ing. Alan J. San Martin, MAusIMM(CP)

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated December 6, 2013 with an effective date of October 1, 2013, I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon-international.com.

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3)	I am a member in good standing of the following professional entities:

•	The Australasian Institute of Mining and Metallurgy, accredited Chartered Professional in Geology, Membership #301778.

•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.

•	Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4)

I have continuously worked in my profession since 1999, my experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry.

5)

I am familiar with NI 43-101 and form 43-101F1 regulations and by reason of education, experience and professional registration with AusIMM, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6)	I visited the San Francisco mine between August 12 and 16, 2013.

7)	I have been involved in preparing a prior Technical Report on the property.

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

9)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10)	I am responsible for the preparation of Section 12.3 and 14 of this Technical Report.

Report Dated this 6th day of December, 2013 with an effective date of October 1, 2013

“Alan J. San Martin” {signed}

Ing. Alan J. San Martin, MAusIMM(CP)
Mineral Resource Modeller
Micon International Limited

CERTIFICATE OF AUTHOR
Mani Verma

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated December 6, 2013 with an effective date of October 1, 2013, I, Mani M. Verma do hereby certify that:

1)	I am an associate of , and carried out this assignment for, Micon International Limited, Suite 900, 390,Bay Street, Toronto, M5H 2Y2 tel. (416) 362-5135 fax (416) 362-5763.

2)	I hold the following academic qualifications:

B.Eng. Mining Sheffield University, UK 1963.

M.Eng. (Mineral Economics)                 McGill University, Montreal, Quebec 1981

3)	I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (Membership #48070015), I am a member in good standing of

•	The Canadian Institute of Mining, Metallurgy and Petroleum

4)	I have worked as a mining engineer in the minerals industry for over 30 years;

5)

I have read National Instrument NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43- 101. My work experience includes open pit and underground mining, engineering, project evaluation, due diligence reviews and consulting services.

6)	I am responsible for preparation of Sections 15, 16, 18, 21 and 22 of this Technical Report.

7)	I visited the San Francisco mine during 2010, in connection with a prior Technical Report on the property and again between August 12 and 16, 2013.

8)	I have been involved in preparing a prior Technical Report on the property.

9)	I am independent of Timmins Gold Corp. and related entities, other than providing consulting services;

10)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

Report Dated this 6th day of December 6, 2013 and Effective Report Date: October 1, 2013

“Mani Verma” {signed and sealed}

Mani Verma P.Eng.

CERTIFICATE OF AUTHOR

Richard M. Gowans

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated December 6, 2013 with an effective date of October 1, 2013, I, Richard Gowans do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail rgowans@micon-international.com.

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980.

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.

I a familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 20 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

5.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6.	I have not visited the mine site.

7.	I have participated in the preparation of a prior Technical Report on the San Francisco property.

8.	I am independent of Timmins Gold Corp. and related entities.

9.	I am responsible for Sections 13 and 17 of this Technical Report.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 6th day of December, 2013 and Effective Report Date: October 1, 2013

“Richard Gowans” {signed and sealed}

Richard Gowans P.Eng.

APPENDIX 1

GLOSSARY OF MINING AND OTHER RELATED TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Ag	Symbol for the element silver.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Symbol for the element gold.

B

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.

Bullion	Precious metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré

A semi refined alloy containing sufficient precious metal to make recovery profitable. Crude precious metal bars, ingots or comparable masses produced at a mine which are then sold or shipped to a refinery for further processing.

E

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50 to 200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized structure or deposit.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Abbreviation for gram(s) per metric tonne.

Galena	Lead sulphide, the most common ore mineral of lead.

g/t	Abbreviation for gram(s) per tonne.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	One gram is equal to 0.0321507 troy ounces.

H

Hanging wall	The rock on the upper side of a vein or mineral deposit.

Heap Leaching

A process used for the recovery of copper, uranium, and precious metals from weathered low-grade ore. The crushed material is laid on a slightly sloping, impervious pad and uniformly leached by the percolation of the leach liquor trickling through the beds by gravity to ponds. The metals are recovered by conventional methods from the solution.

High grade	Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Abbreviation for kilometre(s). One kilometre is equal to 0.62 miles.

L	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m	Abbreviation for metre(s). One metre is equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.

Mineral Claim

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospect for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of November 27, 2010 (the CIM Standards).

N

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101

National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

O

Open Pit/Cut

A form of mining operation designed toextract mineralsthat lie near the surface. Waste or overburden is first removed, and the mineral is broken and loaded for processing. The mining of metalliferous ores by surface- mining methods is commonly designated as open-pit mining as distinguished from strip mining of coal and the quarrying of other non-

Outcrop	Anmetallic materials, such as limestone and building stone. exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Abbreviation for ounce.

P

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral composed of iron and sulphur. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) to have experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and (ii) requires (A.) a favourable confidential peer evaluation of nthe individual’s character, professional judgement, experience, and ethical fitness; or (B.) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

R

Reclamation	The restoration of a site after mining or exploration activity is completed.

S

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulphur and other metallic elements such as copper and zinc. Gold and silver are usually associated with sulphide enrichment in mineral deposits.

T

Timmins	Timmins Goldcorp Mexico, S.A. de C.V., including, unless the context otherwise requires, the Company's subsidiaries. Timmins is the wholly owned Mexican subsidiary of Timmins Gold Corp.

TMM	Timmins Gold Corp., including, unless the context otherwise requires, the Company's subsidiaries.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of a mineral deposit or orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Working(s)	May be a shaft, quarry, level, open-cut, open pit, or stope etc. Usually noted in the plural.

Z

Zone	An area of distinct mineralization.

APPENDIX 2

JULY, 2010 TO JULY, 2013,
SUMMARY OF SIGNIFICANT DRILL ASSAYS

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF 2011 to 2013 SIGNIFICANT DRILL ASSAY RESULTS FOR THE SAN FRANCISCO PIT

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections			Assay Results
					From (m)	To (m)	True Width (m)	Au (g/t)
TF-1336	219.46	-70°	205°	650 W	0.00	6.10	6.10	0.401
				and	15.24	21.34	6.10	0.379
				and	92.96	100.58	7.62	1.429
				include	92.96	94.49	1.52	3.397
				include	97.54	99.06	1.52	3.415
TF-1338	256.03	-90	0°	650 w	112.78	114.30	1.52	0.965
				and	126.49	134.11	7.62	0.593
				and	172.21	178.31	6.10	0.302
				and	213.36	217.93	4.57	0.299
				and	224.03	225.55	1.52	0.156
TF-1339	225.55	-70°	205°	780 W	45.72	48.77	3.05	0.227
				and	62.48	64.01	1.52	0.242
				and	82.30	92.96	10.67	2.014
				includes	82.30	88.39	6.10	3.148
				and	120.40	128.02	7.62	0.326
				and	147.83	149.35	1.52	0.350
				and	211.84	216.41	4.57	0.288
TF-1340	283.46	-90°	0°	600 w	30.48	35.05	4.57	0.417
				and	124.97	135.64	10.67	0.413
				and	141.73	156.97	15.24	0.369
				and	185.93	199.64	13.72	0.567
TF-1341	252.98	-70°	205°	640 W	0.00	7.62	7.62	0.651
				and	38.10	39.62	1.52	0.251
				and	54.86	56.39	1.52	0.273
				and	79.25	82.30	3.05	0.433
				and	147.83	149.35	1.52	0.306
				and	205.74	207.26	1.52	0.442
				and	213.36	214.88	1.52	0.397
TF-1342	277.36	-90°	0°	800 W	0.00	1.524	1.52	0.342
				and	6.10	12.192	6.10	0.244
				and	13.72	15.24	1.52	0.241
				and	19.81	21.336	1.52	0.298
				and	38.10	39.624	1.52	0.391

				and	50.29	51.816	1.52	0.261
				and	115.82	120.396	4.57	0.351
				and	124.97	126.492	1.52	0.675
				and	143.26	147.828	4.57	0.323
				and	153.92	155.448	1.52	0.280
				and	166.12	169.164	3.05	0.229
				and	213.36	214.884	1.52	0.268
				and	227.08	228.6	1.52	0.344
TF-1343	256.03	-70°	205°	480 W	0.00	1.524	1.52	0.457
				and	6.10	9.144	3.05	0.344
				and	123.44	124.97	1.52	0.377
				and	175.26	179.83	4.57	0.263
				and	228.60	230.12	1.52	0.263
				and	243.84	245.36	1.52	0.433
TF-1344	240.79	-70°	205°	640 W	4.57	6.10	1.52	0.206
				and	12.19	13.72	1.52	0.271
				and	128.02	129.54	1.52	0.309
TF-1345	326.14	-90°	0°	640 W	0.00	9.14	9.14	1.327
				include	1.52	7.62	6.10	1.858
				and	41.15	42.67	1.52	0.990
				and	54.86	56.39	1.52	0.513
				and	65.53	67.06	1.52	0.237
				and	105.16	106.68	1.52	0.214
				and	263.65	265.18	1.52	0.400
				and	315.47	316.99	1.52	0.965
TF-1346	274.32	-70°	205°	780 W	0.00	1.52	1.52	0.204
				and	9.14	10.67	1.52	0.525
				and	57.91	65.53	7.62	0.229
				and	111.25	114.30	3.05	0.558
				and	138.68	144.78	6.10	0.422
				and	163.07	166.12	3.05	0.696
				and	167.64	170.69	3.05	0.248
				and	224.03	225.55	1.52	0.623
TF-1347	266.7	-70°	205°	660 W	7.62	13.72	6.10	0.311
				and	19.81	22.86	3.05	0.214
				and	73.15	74.68	1.52	0.585
				and	94.49	96.01	1.52	0.332
				and	152.40	155.45	3.05	0.260
TF-1348	256.03	-70°	205°	660 W	0.00	10.67	10.67	1.053
				include	1.52	6.10	4.57	2.026
				and	25.91	28.96	3.05	0.344
				and	77.72	79.25	1.52	0.344

				and	123.44	124.97	1.52	0.269
				and	242.32	243.84	1.52	0.920
TF-1349	300.23	-90°	0°	and	30.48	33.53	3.05	0.457
				and	182.88	187.45	4.57	0.188
TF-1350	350.52	-90°	0°	660 W	0.00	15.24	15.24	1.491
				include	3.05	7.62	4.57	3.165
				and	88.39	89.92	1.52	0.204
				and	153.92	155.45	1.52	0.334
				and	161.54	163.07	1.52	0.362
				and	201.17	202.69	1.52	0.516
				and	280.42	283.46	3.05	0.808
TF-1351	304.8	-70°	205°	700 W	0.00	13.72	13.72	0.954
				include	3.05	4.57	1.52	6.179
				and	28.96	36.58	7.62	0.346
				and	57.91	64.01	6.10	0.847
				include	59.44	60.96	1.52	2.266
				and	105.16	111.25	6.10	0.440
				and	118.87	123.44	4.57	0.340
				and	156.97	160.02	3.05	0.751
				and	277.37	278.89	1.52	0.312
TF-1352	353.57	-70°	205°	680 W	3.05	4.57	1.52	0.799
				and	44.20	47.24	3.05	0.238
				and	50.29	51.82	1.52	0.226
				and	68.58	70.10	1.52	0.553
				and	71.63	73.15	1.52	0.282
				and	170.69	172.21	1.52	0.454
TF-1353	310.9	-70°	205°	720 W	131.06	132.59	1.52	0.369
				and	192.02	193.55	1.52	0.737
TF-1354	248.41	-70°	205°	820 W	6.10	9.14	3.05	0.822
				and	22.86	24.38	1.52	0.294
				and	126.49	140.21	13.72	0.979
				include	132.59	135.64	3.05	3.624
				and	164.59	170.69	6.10	0.231
				and	239.27	242.32	3.05	0.377
				and	245.36	246.89	1.52	0.237
TF-1355	402.34	-90°	0°	680 W	3.05	6.10	3.05	0.377
				and	18.29	19.81	1.52	1.820
				and	45.72	47.24	1.52	0.220
				and	57.91	59.44	1.52	0.318
				and	70.10	71.63	1.52	0.215
				and	89.92	92.96	3.05	0.763
				and	161.54	163.07	1.52	0.226

				and	169.16	170.69	1.52	0.380
				and	178.31	179.83	1.52	0.256
				and	243.84	246.89	3.05	0.202
				and	307.85	309.37	1.52	0.234
				and	315.47	316.99	1.52	0.274
				and	339.85	342.90	3.05	1.034
TF-1356	355.09	-90°	0°	820 W	3.05	6.10	3.05	4.187
				include	4.57	6.10	1.52	8.222
				and	10.67	19.81	9.14	0.687
				and	24.38	27.43	3.05	0.749
				and	28.96	30.48	1.52	0.209
				and	102.11	106.68	4.57	0.430
				and	111.25	112.78	1.52	0.655
				and	167.64	169.16	1.52	0.466
				and	233.17	237.74	4.57	0.291
				and	242.32	249.94	7.62	0.490
TF-1357	377.95	-70°	205°	760 W	53.34	56.39	3.05	1.254
				include	53.34	54.86	1.52	2.255
				and	117.35	118.87	1.52	0.410
				and	121.92	123.44	1.52	0.253
				and	126.49	128.02	1.52	0.237
				and	129.54	132.59	3.05	0.399
				and	202.69	207.26	4.57	0.217
				and	213.36	214.88	1.52	0.239
				and	222.50	224.03	1.52	0.307
				and	237.74	240.79	3.05	0.465
				and	330.71	332.23	1.52	0.243
TF-1358	399.29	-90°	0°	700 W	68.58	70.10	1.52	0.437
				and	96.01	97.54	1.52	0.393
				and	161.54	163.07	1.52	0.417
				and	172.21	173.74	1.52	0.700
				and	233.17	234.70	1.52	1.934
				and	370.33	371.86	1.52	0.936
TF-1360	341.38	-90°	0°	780 W	65.53	71.63	6.10	0.319
				and	83.82	85.34	1.52	0.205
				and	88.39	89.92	1.52	2.321
				and	100.58	103.63	3.05	1.014
				and	112.78	117.35	4.57	0.319
				and	128.02	129.54	1.52	0.351

				and	131.06	135.64	4.57	0.523
				and	144.78	147.83	3.05	0.446
				and	158.50	161.54	3.05	0.227
				and	188.98	192.02	3.05	0.621
				and	249.94	251.46	1.52	0.219
TF-1361	353.57	-90°	0°	760 W	118.87	121.92	3.05	0.983
				and	149.35	150.88	1.52	1.169
				and	175.26	178.31	3.05	0.355
				and	190.50	193.55	3.05	0.210
				and	216.41	217.93	1.52	0.442
				and	254.51	256.03	1.52	0.478
				and	257.56	259.08	1.52	0.696
TF-1362	257.56	-70°	205°	680 W	4.57	7.62	3.05	0.203
				and	18.29	21.34	3.05	1.232
				and	27.43	33.53	6.10	0.243
				and	54.86	56.39	1.52	0.346
				and	103.63	105.16	1.52	0.295
				and	115.82	118.87	3.05	0.247
				and	128.02	134.11	6.10	0.535
				and	135.64	138.68	3.05	0.402
				and	146.30	147.83	1.52	0.428
				and	185.93	192.02	6.10	0.204
				and	254.51	257.56	3.05	0.416
TF-1363	292.61	-70°	205°	760 W	9.14	12.19	3.05	0.244
				and	13.72	27.43	13.72	1.536
				includes	13.72	15.24	1.52	4.250
				includes	16.76	18.29	1.52	4.406
				includes	22.86	24.38	1.52	3.789
				and	108.20	120.40	12.19	0.567
				and	280.42	281.94	1.52	0.252
TF-1364	256.03	-70°	205°	720 W	0.00	30.48	30.48	1.133
				include	7.62	13.72	6.10	2.570
				include	24.38	28.96	4.57	2.595
				and	71.63	74.68	3.05	0.229
				and	94.49	96.01	1.52	0.251
				and	106.68	112.78	6.10	0.292
				and	120.40	123.44	3.05	0.598
				and	140.21	146.30	6.10	1.535
				include	140.21	141.73	1.52	4.717

				and	210.31	211.84	1.52	0.574
				and	123.44	124.97	1.52	3.157
TF-1365	256.03	-90°	0°	760 W	129.54	137.16	7.62	0.366
TF-1366	243.84	-70°	205°	740 W	0.00	28.96	28.96	1.115
				includes	18.29	21.34	3.05	3.039
				includes	22.86	24.38	1.52	7.835
				includes	27.43	28.96	1.52	3.695
				and	41.15	42.67	1.52	0.255
				and	74.68	79.25	4.57	0.397
				and	115.82	120.40	4.57	0.695
				and	126.49	135.64	9.14	0.216
				and	149.35	150.88	1.52	0.277
				and	199.64	201.17	1.52	0.594
TF-1367	243.84	-90°	0°	660 W	0.00	6.10	6.10	1.506
				include	1.52	3.05	1.52	2.357
				and	19.81	21.34	1.52	0.227
				and	36.58	38.10	1.52	0.239
				and	39.62	42.67	3.05	0.891
				and	59.44	60.96	1.52	0.312
				and	64.01	73.15	9.14	0.348
				and	83.82	88.39	4.57	0.562
				and	91.44	97.54	6.10	0.690
				and	99.06	103.63	4.57	0.846
				and	111.25	120.40	9.14	0.540
				include	114.30	115.82	1.52	2.491
				and	150.88	152.40	1.52	0.615
				and	155.45	158.50	3.05	1.795
				include	156.97	158.50	1.52	2.478
				and	173.74	188.98	15.24	0.592
				include	182.88	184.40	1.52	2.324
				and	201.17	204.22	3.05	0.233
				and	207.26	210.31	3.05	0.395
TF-1368	243.84	-90°	0°	740 W	13.72	15.24	1.52	0.345
				and	19.81	25.91	6.10	2.871
				include	19.81	21.34	1.52	10.617
				and	30.48	42.67	12.19	0.202
				and	56.39	59.44	3.05	0.318
				and	71.63	73.15	1.52	0.243
				and	115.82	118.87	3.05	0.209

				and	126.49	137.16	10.67	1.279
				include	129.54	131.06	1.52	4.031
				and	234.70	236.22	1.52	0.335
TF-1369	242.32	-90°	0°	680 W	0.00	6.10	6.10	1.038
				and	54.86	57.91	3.05	0.336
				and	62.48	65.53	3.05	1.039
				and	82.30	83.82	1.52	0.316
				and	86.87	99.06	12.19	0.389
				and	175.26	198.12	22.86	0.772
				include	188.98	195.07	6.10	2.166
				and	211.84	214.88	3.05	0.312
TF-1370	243.84	-90°	0°	800 W	3.05	6.10	3.05	0.263
				and	15.24	16.76	1.52	0.334
				and	27.43	70.10	42.67	1.819
				include	36.58	45.72	9.14	3.916
				include	50.29	51.82	1.52	3.634
				include	65.53	68.58	3.05	2.807
				and	74.68	82.30	7.62	0.274
				and	88.39	89.92	1.52	0.819
				and	106.68	109.73	3.05	0.293
				and	114.30	117.35	3.05	1.024
				include	114.30	115.82	1.52	1.955
				and	150.88	166.12	15.24	0.469
				and	188.98	190.50	1.52	0.562
				and	202.69	205.74	3.05	0.713
				and	211.84	213.36	1.52	0.327
				and	227.08	239.27	12.19	0.342
				and	242.32	243.84	1.52	0.223
TF-1371	242.32	-90°	0°	700 W	24.38	35.05	10.67	1.501
				include	27.43	28.96	1.52	9.252
				and	56.39	73.15	16.76	0.327
				and	79.25	89.92	10.67	0.916
				include	86.87	88.39	1.52	4.110
				and	114.30	115.82	1.52	2.056
				and	120.40	121.92	1.52	4.481
				and	156.97	160.02	3.05	0.794
				and	164.59	166.12	1.52	0.212
				and	178.31	182.88	4.57	0.273
				and	187.45	188.98	1.52	0.368

				and	190.50	192.02	1.52	0.270
				and	193.55	195.07	1.52	0.421
TF-1372	243.84	-90°	0°	780 W	6.10	9.14	3.05	0.665
				and	30.48	76.20	45.72	1.731
				include	30.48	47.24	16.76	3.726
				include	48.77	54.86	6.10	1.713
				and	85.34	105.16	19.81	0.721
				include	103.63	105.16	1.52	2.921
				and	117.35	120.40	3.05	0.446
				and	128.02	146.30	18.29	0.729
				include	129.54	131.06	1.52	2.683
				include	135.64	140.21	4.57	1.499
				and	150.88	158.50	7.62	0.743
				include	153.92	155.45	1.52	2.286
				and	164.59	166.12	1.52	0.511
				and	225.55	227.08	1.52	1.148
TF-1373	243.84	-90°	0°	880 W	12.19	13.72	1.52	0.375
				and	16.76	18.29	1.52	4.990
				and	25.91	28.96	3.05	1.423
				include	25.91	27.43	1.52	2.679
				and	30.48	50.29	19.81	0.815
				include	36.58	41.15	4.57	1.544
				and	54.86	56.39	1.52	0.416
				and	64.01	77.72	13.72	1.423
				include	64.01	67.06	3.05	2.693
				include	70.10	76.20	6.10	1.739
				and	85.34	97.54	12.19	0.564
				and	103.63	105.16	1.52	1.567
				and	126.49	128.02	1.52	0.263
				and	137.16	140.21	3.05	0.212
				and	141.73	143.26	1.52	0.497
				and	149.35	150.88	1.52	0.510
				and	156.97	164.59	7.62	1.487
				include	161.54	163.07	1.52	4.472
				and	199.64	213.36	13.72	0.461
TF-1374	237.74	-90°	0°	760 W	22.86	24.38	1.52	3.154
				and	27.43	35.05	7.62	0.842
				and	39.62	53.34	13.72	0.508
				and	59.44	60.96	1.52	0.866

				and	65.53	71.63	6.10	0.537
				and	77.72	82.30	4.57	0.623
				and	106.68	115.82	9.14	1.693
				includes	106.68	108.20	1.52	6.636
				includes	111.25	112.78	1.52	2.720
				and	129.54	141.73	12.19	1.496
				includes	129.54	131.06	1.52	2.611
				includes	132.59	134.11	1.52	2.040
				includes	135.64	137.16	1.52	2.644
				and	144.78	146.30	1.52	0.542
				and	164.59	172.21	7.62	0.471
				and	213.36	214.88	1.52	0.319
				and	219.46	220.98	1.52	0.275
				and	224.03	227.08	3.05	0.362
TF-1375	243.84	-90°	0°	720 W	13.72	16.76	3.05	1.567
				includes	13.72	15.24	1.52	2.971
				and	33.53	38.10	4.57	0.371
				and	51.82	57.91	6.10	0.330
				and	64.01	67.06	3.05	0.318
				and	100.58	103.63	3.05	0.402
				and	115.82	123.44	7.62	0.547
				and	129.54	149.35	19.81	1.378
				includes	132.59	135.64	3.05	2.032
				includes	138.68	140.21	1.52	3.061
				and	182.88	184.40	1.52	0.308
				and	190.50	192.02	1.52	0.479
				and	220.98	222.50	1.52	0.891
TF-1376	245.36	-90°	0°	880 W	19.81	21.34	1.52	0.224
				and	25.91	28.96	3.05	0.371
				and	32.00	35.05	3.05	0.708
				and	38.10	70.10	32.00	1.031
				includes	42.67	50.29	7.62	2.249
				and	73.15	79.25	6.10	0.611
				and	91.44	94.49	3.05	0.287
				and	100.58	102.11	1.52	0.356
				and	123.44	137.16	13.72	0.711
				and	160.02	161.54	1.52	0.333
				and	167.64	173.74	6.10	1.209
				includes	170.69	172.21	1.52	3.208
				and	210.31	216.41	6.10	0.463
				and	242.32	245.36	3.05	0.270

TF-1377	274.32	-90°	0°	860 W	32.00	112.78	80.77	0.822
				includes	32.00	33.53	1.52	3.547
				includes	42.67	51.82	9.14	3.456
				includes	73.15	76.20	3.05	2.075
				and	118.87	120.40	1.52	1.113
				and	138.68	153.92	15.24	0.308
				and	210.31	214.88	4.57	0.303
				and	219.46	220.98	1.52	0.484
				and	233.17	237.74	4.57	0.367
				and	265.18	266.70	1.52	0.293
				and	271.27	274.32	3.05	27.745
				includes	272.80	274.32	1.52	55.266
TF-1378	298.7	-90°	0°	800 W	12.19	13.72	1.52	1.472
				and	19.81	22.86	3.05	0.442
				and	24.38	32.00	7.62	0.212
				and	45.72	48.77	3.05	0.297
				and	62.48	91.44	28.96	1.197
				includes	67.06	70.10	3.05	7.227
				includes	86.87	88.39	1.52	2.277
				and	94.49	112.78	18.29	0.606
				includes	108.20	111.25	3.05	2.259
				and	121.92	124.97	3.05	0.204
				and	135.64	137.16	1.52	0.214
				and	155.45	175.26	19.81	0.353
				and	188.98	190.50	1.52	1.135
				and	217.93	220.98	3.05	0.350
				and	234.70	236.22	1.52	0.262
				and	246.89	252.98	6.10	0.409
TF-1379	242.32	-90°	0°	960 W	0.00	15.24	15.24	0.714
				and	18.29	19.81	1.52	0.552
				and	30.48	68.58	38.10	5.115
				include	39.62	51.82	12.19	4.656
				include	65.53	67.06	1.52	77.348
				and	73.15	74.68	1.52	1.845
				and	94.49	96.01	1.52	0.302
				and	146.30	147.83	1.52	0.290
				and	176.78	181.36	4.57	0.325
				and	184.40	185.93	1.52	0.250
				and	199.64	202.69	3.05	0.279

				and	205.74	208.79	3.05	0.580
				and	228.60	233.17	4.57	0.222
TF-1380	303.28	-90°	0°	980 W	9.14	12.19	3.05	2.203
				includes	9.14	10.67	1.52	4.246
				and	18.29	19.81	1.52	0.345
				and	25.91	33.53	7.62	0.799
				and	64.01	73.15	9.14	0.427
				and	80.77	99.06	18.29	3.777
				includes	83.82	86.87	3.05	3.266
				includes	91.44	92.96	1.52	36.773
				and	114.30	115.82	1.52	0.869
				and	120.40	128.02	7.62	0.268
				and	156.97	160.02	3.05	0.216
				and	181.36	182.88	1.52	0.347
				and	205.74	207.26	1.52	0.215
				and	225.55	227.08	1.52	0.887
				and	240.79	243.84	3.05	0.663
				and	248.41	249.94	1.52	0.280
TF-1381	304.8	-90°	0°	1000 W	1.52	4.57	3.05	0.529
				and	7.62	13.72	6.10	4.698
				includes	7.62	12.19	4.57	6.185
				and	35.05	38.10	3.05	0.953
				and	42.67	44.20	1.52	1.017
				and	80.77	97.54	16.76	0.239
				and	114.30	117.35	3.05	0.389
				and	123.44	124.97	1.52	0.361
				and	128.02	129.54	1.52	0.253
				and	132.59	137.16	4.57	0.205
				and	149.35	150.88	1.52	0.203
				and	181.36	182.88	1.52	0.413
				and	184.40	185.93	1.52	0.286
				and	199.64	201.17	1.52	0.303
				and	202.69	204.22	1.52	0.279
				and	207.26	222.50	15.24	0.327
				and	233.17	236.22	3.05	0.472
				and	259.08	260.60	1.52	0.834
				and	297.18	301.75	4.57	0.240
TF-1382	289.56	-90°	0°	980 W	0.00	22.86	22.86	0.896
				includes	16.76	18.29	1.52	2.022
				and	27.43	28.96	1.52	0.494
				and	42.67	74.68	32.00	1.036
				includes	53.34	54.86	1.52	4.499
				includes	60.96	68.58	7.62	1.792
				and	82.30	85.34	3.05	0.372

				and	97.54	99.06	1.52	0.222
				and	141.73	144.78	3.05	0.695
				and	181.36	192.02	10.67	0.415
				and	195.07	199.64	4.57	0.292
				and	207.26	210.31	3.05	0.857
				and	214.88	216.41	1.52	0.495
				and	230.12	231.65	1.52	0.278
				and	233.17	236.22	3.05	0.313
				and	272.80	275.84	3.05	0.711
				and	278.89	281.94	3.05	0.264
				and	283.46	284.99	1.52	0.243
TF-1383	304.8	-90°	0°	1000 W	0.00	9.14	9.14	0.328
				and	12.19	16.76	4.57	0.352
				and	25.91	27.43	1.52	0.281
				and	28.96	44.20	15.24	0.613
				and	65.53	68.58	3.05	0.512
				and	115.82	118.87	3.05	0.211
				and	129.54	131.06	1.52	0.703
				and	153.92	155.45	1.52	0.294
				and	158.50	161.54	3.05	0.289
				and	164.59	169.16	4.57	1.189
				includes	164.59	166.12	1.52	3.068
				and	173.74	182.88	9.14	0.739
				and	254.51	262.13	7.62	0.477
TF-1384	277.37	-90°	0°	980 W	0.00	7.62	7.62	0.658
				and	12.19	15.24	3.05	0.478
				and	21.34	22.86	1.52	0.733
				and	38.10	48.77	10.67	0.833
				and	67.06	68.58	1.52	3.231
				and	88.39	89.92	1.52	1.745
				and	97.54	99.06	1.52	0.853
				and	105.16	108.20	3.05	0.213
				and	118.87	121.92	3.05	0.633
				and	128.02	134.11	6.10	0.637
				and	143.26	146.30	3.05	0.264
				and	158.50	170.69	12.19	0.602
				includes	169.16	170.69	1.52	2.914
				and	175.26	176.78	1.52	0.686
				and	208.79	210.31	1.52	0.206
				and	228.60	230.12	1.52	0.255
				and	254.51	259.08	4.57	0.512
TF-1385	243.84	-90°	0°	740 W	32.00	56.39	24.38	0.937

				includes	32.00	35.05	3.05	5.592
				and	64.01	70.10	6.10	0.802
				includes	67.06	68.58	1.52	2.248
				and	89.92	92.96	3.05	0.241
				and	118.87	120.40	1.52	0.486
				and	123.44	140.21	16.76	0.867
				includes	137.16	138.68	1.52	5.631
				and	144.78	146.30	1.52	0.292
				and	160.02	161.54	1.52	0.888
				and	175.26	178.31	3.05	0.399
TF-1386	292.61	-90°	0°	980 W	16.76	30.48	13.72	1.071
				includes	16.76	18.29	1.52	2.351
				includes	27.43	28.96	1.52	3.630
				and	42.67	60.96	18.29	1.769
				includes	51.82	53.34	1.52	3.530
				includes	56.39	59.44	3.05	8.085
				and	64.01	67.06	3.05	0.233
				and	73.15	77.72	4.57	1.193
				and	82.30	91.44	9.14	2.010
				includes	89.92	91.44	1.52	9.252
				and	99.06	106.68	7.62	0.204
				and	115.82	124.97	9.14	1.153
				includes	121.92	123.44	1.52	4.552
				and	134.11	135.64	1.52	0.452
				and	137.16	140.21	3.05	0.544
				and	190.50	196.60	6.10	0.556
				and	201.17	207.26	6.10	1.143
				includes	202.69	204.22	1.52	2.718
				and	222.50	224.03	1.52	0.355
				and	227.08	228.60	1.52	0.434
				and	277.37	281.94	4.57	0.505
TF-1387	249.84	-90°	0°	760 W	32.00	36.58	4.57	0.446
				and	39.62	44.20	4.57	0.352
				and	50.29	53.34	3.05	2.597
				includes	50.29	51.82	1.52	5.066
				and	57.91	62.48	4.57	0.476
				and	65.53	71.63	6.10	0.593
				and	74.68	77.72	3.05	0.365
				and	96.01	97.54	1.52	0.406
				and	109.73	112.78	3.05	0.299
				and	132.59	135.64	3.05	0.479

				and	137.16	166.12	28.96	0.492
				and	173.74	181.36	7.62	1.389
				includes	175.26	176.78	1.52	5.548
				and	216.41	230.12	13.72	0.259
TF-1388	304.8	-90°	0°	980 W	10.67	12.19	1.52	0.243
				and	36.58	39.62	3.05	0.313
				and	45.72	47.24	1.52	1.277
				and	54.86	56.39	1.52	1.257
				and	60.96	67.06	6.10	0.339
				and	74.68	129.54	54.86	0.875
				includes	96.01	97.54	1.52	2.817
				includes	112.78	114.30	1.52	14.579
				and	135.64	144.78	9.14	0.269
				and	176.78	187.45	10.67	0.484
				and	193.55	199.64	6.10	0.752
				and	228.60	230.12	1.52	0.235
				and	236.22	242.32	6.10	0.494
				and	256.03	263.65	7.62	0.306
				and	281.94	283.46	1.52	0.644
				and	294.13	295.66	1.52	0.466
TF-1389	237.84	-90°	0°	780 W	13.72	15.24	1.52	0.414
				and	38.10	44.20	6.10	0.431
				and	50.29	103.63	53.34	0.544
				includes	64.01	65.53	1.52	2.319
				includes	80.77	82.30	1.52	2.694
				and	134.11	141.73	7.62	0.505
				and	155.45	164.59	9.14	0.239
				and	175.26	176.78	1.52	1.917
				and	182.88	184.40	1.52	0.399
				and	219.46	220.98	1.52	0.283
				and	231.65	237.74	6.10	0.583
TF-1390	313.94	-90°	0°	960 W	9.14	10.67	1.52	0.710
				and	13.72	16.76	3.05	0.363
				and	56.39	57.91	1.52	0.269
				and	60.96	73.15	12.19	0.402
				and	118.87	123.44	4.57	0.216
				and	135.64	140.21	4.57	0.300
				and	144.78	164.59	19.81	0.239
				and	179.83	185.93	6.10	0.929
				includes	181.36	182.88	1.52	2.023
				and	210.31	227.08	16.76	0.321

				and	268.22	269.75	1.52	1.467
TF-1391	246.89	-90°	0°	820 W	30.48	33.53	3.05	2.931
				includes	32.00	33.53	1.52	4.124
				and	39.62	82.30	42.67	1.679
				includes	41.15	56.39	15.24	3.559
				includes	64.01	65.53	1.52	2.293
				includes	70.10	71.63	1.52	2.662
				and	85.34	88.39	3.05	0.599
				and	123.44	126.49	3.05	1.228
				includes	123.44	124.97	1.52	2.169
				and	146.30	149.35	3.05	0.393
				and	152.40	161.54	9.14	0.838
				includes	155.45	156.97	1.52	2.277
				and	202.69	204.22	1.52	0.395
				and	224.03	228.60	4.57	0.263
TF-1392	262.13	-90°	0°	820 W	4.57	33.53	28.96	1.305
				includes	6.10	7.62	1.52	4.546
				includes	9.14	10.67	1.52	5.968
				and	44.20	82.30	38.10	1.110
				includes	60.96	64.01	3.05	2.262
				includes	70.10	71.63	1.52	3.532
				includes	74.68	76.20	1.52	7.992
				and	91.44	94.49	3.05	0.479
				and	99.06	102.11	3.05	0.396
				and	108.20	118.87	10.67	0.551
				and	129.54	131.06	1.52	0.295
				and	135.64	137.16	1.52	0.234
				and	169.16	173.74	4.57	0.366
				and	213.36	216.41	3.05	0.331
				and	236.22	246.89	10.67	0.574
				and	254.51	256.03	1.52	0.392
				and	260.60	262.13	1.52	0.326
TF-1393	243.84	-90°	0°	700 W	48.77	51.82	3.05	1.639
				includes	50.29	51.82	1.52	2.885
				and	53.34	60.96	7.62	0.387
				and	79.25	85.34	6.10	0.404
				and	91.44	92.96	1.52	3.167
				and	111.25	118.87	7.62	0.398
				and	155.45	156.97	1.52	1.246
				and	190.50	192.02	1.52	0.475

				and	242.32	243.84	1.52	0.882
TF-1394	243.84	-90°	0°	840 W	0.00	4.57	4.57	1.326
				and	16.76	27.43	10.67	0.890
				includes	18.29	19.81	1.52	2.082
				and	33.53	38.10	4.57	0.348
				and	42.67	59.44	16.76	1.550
				includes	50.29	59.44	9.14	2.056
				and	65.53	67.06	1.52	0.204
				and	70.10	80.77	10.67	0.226
				and	86.87	91.44	4.57	0.723
				and	108.20	114.30	6.10	0.837
				includes	109.73	111.25	1.52	2.109
				and	121.92	128.02	6.10	0.410
				and	137.16	141.73	4.57	0.312
				and	153.92	155.45	1.52	0.227
				and	160.02	169.16	9.14	0.241
				and	233.17	242.32	9.14	0.313
TF-1395	243.84	-90°	0°	840 W	3.05	9.14	6.10	1.131
				includes	4.57	6.10	1.52	2.418
				and	15.24	16.76	1.52	0.914
				and	35.05	42.67	7.62	2.913
				includes	35.05	38.10	3.05	6.638
				and	54.86	94.49	39.62	1.586
				includes	57.91	70.10	12.19	4.278
				and	102.11	106.68	4.57	0.307
				and	111.25	114.30	3.05	0.596
				and	132.59	134.11	1.52	0.309
				and	137.16	146.30	9.14	0.359
				and	149.35	158.50	9.14	0.573
				and	216.41	220.98	4.57	0.714
				and	224.03	227.08	3.05	0.280
				and	234.70	237.74	3.05	0.225
TF-1396	249.94	-90°	0°	720 W	41.15	44.20	3.05	0.331
				and	54.86	68.58	13.72	0.330
				and	99.06	100.58	1.52	1.232
				and	112.78	128.02	15.24	0.499
				and	138.68	147.83	9.14	0.744
				includes	140.21	141.73	1.52	2.269
				and	193.55	195.07	1.52	0.336
				and	225.55	227.08	1.52	0.673
				and	234.70	239.27	4.57	0.278

				and	248.41	249.94	1.52	0.275
TF-1397	243.84	-90°	0°	860 W	0.00	9.14	9.14	0.404
				and	18.29	41.15	22.86	0.660
				includes	21.34	22.86	1.52	2.295
				includes	28.96	30.48	1.52	2.436
				and	51.82	70.10	18.29	1.234
				includes	51.82	53.34	1.52	2.775
				includes	65.53	67.06	1.52	3.068
				includes	51.82	70.10	18.29	2.725
				and	85.34	88.39	3.05	0.269
				and	96.01	99.06	3.05	0.208
				and	102.11	115.82	13.72	1.708
				includes	109.73	111.25	1.52	13.276
				and	120.40	132.59	12.19	0.565
				includes	128.02	129.54	1.52	3.460
				and	137.16	144.78	7.62	0.839
				includes	140.21	141.73	1.52	2.868
				and	149.35	156.97	7.62	0.605
				and	169.16	170.69	1.52	0.249
				and	190.50	192.02	1.52	0.200
				and	240.79	242.32	1.52	0.282
TF-1398	236.22	-90°	0°	660 W	3.05	25.91	22.86	1.266
				includes	3.05	4.57	1.52	3.988
				includes	6.10	7.62	1.52	2.679
				includes	10.67	12.19	1.52	7.069
				and	71.63	73.15	1.52	0.495
				and	77.72	80.77	3.05	0.236
				and	85.34	109.73	24.38	1.309
				includes	86.87	88.39	1.52	2.374
				includes	97.54	105.16	7.62	2.428
				and	147.83	152.40	4.57	0.243
				and	163.07	172.21	9.14	0.757
				includes	166.12	167.64	1.52	2.206
				and	188.98	190.50	1.52	0.227
TF-1400	80.77	-70°	205°	500 W	0.00	18.29	18.29	0.304
				and	39.62	42.67	3.05	0.307
				and	47.24	48.77	1.52	0.373
				and	64.01	67.06	3.05	0.405
				and	70.10	74.68	4.57	0.699
TF-1401	243.84	-90°	0°	600 W	39.62	44.20	4.57	0.249

				and	106.68	108.20	1.52	1.597
				and	178.31	179.83	1.52	0.647
				and	219.46	234.70	15.24	0.269
TF-1402	231.65	-70°	205°	480 W	7.62	15.24	7.62	0.671
				includes	9.14	10.67	1.52	2.373
				and	27.43	30.48	3.05	0.290
				and	36.58	42.67	6.10	1.071
				includes	39.62	41.15	1.52	2.757
				and	48.77	53.34	4.57	0.489
				and	57.91	59.44	1.52	0.242
				and	111.25	152.40	41.15	0.499
				includes	131.06	132.59	1.52	2.281
				and	190.50	193.55	3.05	0.368
				and	225.55	228.60	3.05	0.429
TF-1403	310.9	-70°	205°	500 W	39.62	44.20	4.57	0.536
				and	67.06	68.58	1.52	0.293
				and	71.63	77.72	6.10	0.685
				and	92.96	106.68	13.72	3.502
				includes	94.49	99.06	4.57	8.877
				and	115.82	124.97	9.14	2.442
				includes	115.82	118.87	3.05	4.765
				includes	121.92	123.44	1.52	4.401
TF-1404	243.84	-90°	0°	620 W	0.00	10.67	10.67	0.670
				and	30.48	33.53	3.05	0.260
				and	62.48	68.58	6.10	0.268
				and	115.82	117.35	1.52	0.385
				and	141.73	143.26	1.52	1.695
				and	166.12	175.26	9.14	0.364
				and	225.55	228.60	3.05	5.167
				include	225.55	227.08	1.52	10.000
TF-1405	286.51	-80°	205°	540 W	115.82	120.40	4.57	0.228
				and	128.02	134.11	6.10	0.538
				and	140.21	141.73	1.52	0.452
				and	147.83	155.45	7.62	0.489
				and	204.22	205.74	1.52	0.256
				and	243.84	256.03	12.19	0.389
				and	259.08	260.60	1.52	0.256
TF-1406	243.84	-90°	0°	640 W	0.00	16.76	16.76	1.321
				includes	10.67	12.19	1.52	4.202
				includes	13.72	15.24	1.52	8.394
				and	33.53	38.10	4.57	0.529

				and	68.58	74.68	6.10	1.555
				includes	70.10	73.15	3.05	2.553
				and	88.39	89.92	1.52	0.643
				and	150.88	155.45	4.57	1.032
				and	163.07	178.31	15.24	0.493
				includes	173.74	175.26	1.52	2.198
TF-1407	243.84	-90°	0°	600 W	70.10	109.73	39.62	0.631
				includes	70.10	71.63	1.52	2.723
				includes	76.20	77.72	1.52	2.044
				includes	103.63	105.16	1.52	4.741
				and	153.92	155.45	1.52	0.989
				and	161.54	164.59	3.05	5.213
				includes	161.54	163.07	1.52	8.626
				and	198.12	207.26	9.14	0.336
				and	217.93	219.46	1.52	0.269
				and	230.12	234.70	4.57	0.217
TF-1408	252.98	-90°	0°	680 W	79.25	80.77	1.52	0.376
				and	96.01	109.73	13.72	0.512
				and	123.44	126.49	3.05	0.282
				and	164.59	166.12	1.52	0.841
				and	193.55	195.07	1.52	1.201
				and	201.17	204.22	3.05	0.352
				and	207.26	214.88	7.62	0.543
				includes	228.60	230.12	1.52	2.577
TF-1409	323.09	-75°	205°	620 W	51.82	53.34	1.52	3.558
				and	80.77	97.54	16.76	1.128
				includes	89.92	91.44	1.52	6.608
				and	117.35	118.87	1.52	0.285
				and	121.92	123.44	1.52	0.213
				and	141.73	150.88	9.14	5.965
				includes	143.26	144.78	1.52	32.445
				and	181.36	202.69	21.34	0.239
				and	266.70	272.80	6.10	1.040
				and	278.89	320.04	41.15	0.816
				includes	289.56	291.08	1.52	3.669
				includes	295.66	297.18	1.52	2.125
TF-1410	309.37	-70°	205°	920 W	152.40	155.45	3.05	1.449
				includes	153.92	155.45	1.52	2.693
				and	179.83	181.36	1.52	0.215
				and	185.93	187.45	1.52	0.595
				and	193.55	202.69	9.14	0.489
				and	234.70	249.94	15.24	0.214

				and	265.18	268.22	3.05	0.394
				and	286.51	298.70	12.19	0.553
				and	304.80	309.37	4.57	0.282
TF-1411	292.61	-80°	205°	820 W	94.49	96.01	1.52	0.514
				and	108.20	114.30	6.10	0.483
				and	118.87	137.16	18.29	0.369
				and	161.54	166.12	4.57	0.631
				and	188.98	201.17	12.19	0.294
				and	208.79	213.36	4.57	0.395
				and	234.70	236.22	1.52	0.210
				and	246.89	251.46	4.57	2.402
				includes	248.41	249.94	1.52	6.192
				and	256.03	257.56	1.52	0.546
				and	271.27	283.46	12.19	0.315
				and	288.04	291.08	3.05	0.634
TF-1412	329.18	-70°	205°	and	103.63	115.82	12.19	0.334
				860 W	164.59	166.12	1.52	0.696
				and	170.69	181.36	10.67	0.568
				and	193.55	198.12	4.57	2.289
				includes	193.55	195.07	1.52	5.840
				and	230.12	246.89	16.76	1.209
				includes	240.79	242.32	1.52	6.368
				includes	243.84	245.36	1.52	4.006
				and	252.98	256.03	3.05	0.345
				and	275.84	292.61	16.76	0.455
				and	297.18	298.70	1.52	0.507
TF-1413	195.07	-70°	205°	480 W	106.68	109.73	3.05	0.953
				and	121.92	126.49	4.57	1.181
				includes	123.44	124.97	1.52	3.561
				and	140.21	152.40	12.19	0.252
TF-1415	310.9	-80°	205°	940 W	124.97	128.02	3.05	0.484
				and	161.54	166.12	4.57	0.583
				and	172.21	175.26	3.05	1.844
				and	201.17	204.22	3.05	1.315
				and	227.08	257.56	30.48	0.654
				includes	254.51	256.03	1.52	2.351
				and	275.84	278.89	3.05	0.778
				and	112.78	114.30	1.52	0.489
				and	144.78	147.83	3.05	1.913
				includes	144.78	146.30	1.52	3.433
				and	231.65	252.98	21.34	0.433

				and	262.13	263.65	1.52	0.388
TF-1418	298.7	-90°	0°	960 W	94.49	96.01	1.52	0.305
				and	99.06	102.11	3.05	0.912
				and	112.78	115.82	3.05	0.599
				and	163.07	167.64	4.57	0.306
				and	192.02	193.55	1.52	0.593
				and	198.12	199.64	1.52	1.571
				and	202.69	204.22	1.52	0.325
				and	219.46	246.89	27.43	0.521
				includes	237.74	239.27	1.52	2.764
				and	252.98	259.08	6.10	0.741
				and	297.18	298.70	1.52	0.284
TF-1419	280.42	-70°	205°	1040 W	97.54	99.06	1.52	0.337
				and	103.63	115.82	12.19	0.256
				and	149.35	169.16	19.81	1.623
				includes	149.35	152.40	3.05	8.077
				and	187.45	192.02	4.57	0.202
				and	195.07	199.64	4.57	0.363
				and	208.79	231.65	22.86	1.135
				includes	217.93	224.03	6.10	2.757
				and	242.32	251.46	9.14	0.380
				and	256.03	265.18	9.14	0.266
TF-1420	256.03	-90°	0°	1020 W	71.63	74.68	3.05	0.829
				and	92.96	100.58	7.62	0.347
				and	146.30	147.83	1.52	0.969
				and	158.50	160.02	1.52	0.364
				and	187.45	190.50	3.05	0.644
				and	205.74	214.88	9.14	0.826
				and	220.98	222.50	1.52	0.381
				and	225.55	228.60	3.05	0.845
TF-1421	201.17	-70°	205°	1020 W	9.14	16.76	7.62	0.225
				and	57.91	62.48	4.57	0.422
				and	73.15	76.20	3.05	0.493
				and	85.34	91.44	6.10	0.206
				and	97.54	105.16	7.62	0.406
TF-1423	121.92	-70°	205°	420 W	0.00	6.10	6.10	0.307
				and	12.19	18.29	6.10	0.279
TF-1424	146.3	-90°	0°	1020 W	6.10	9.14	3.04	0.286
				and	79.25	80.77	1.52	0.932
				and	83.82	88.39	4.57	0.205

TF-1425	170.69	-90°	0°	400 W	121.92	123.44	1.52	0.695
				and	129.54	131.06	1.52	0.241
				and	143.26	144.78	1.52	0.251
				and	160.02	163.07	3.05	0.230
TF-1426	134.11	-90°	0°	1020 W	0.00	25.91	25.91	0.492
				includes	10.67	15.24	4.57	1.153
				and	56.39	59.44	3.05	0.289
				and	74.68	82.30	7.62	0.566
				includes	79.25	82.30	3.05	1.106
				and	108.20	111.25	3.05	0.242
TF-1427	202.69	-70°	205°	460 W	6.10	15.24	9.14	0.281
				and	140.21	170.69	30.48	1.114
				includes	140.21	141.73	1.52	1.485
				includes	155.45	163.07	7.62	2.985
				and	193.55	196.60	3.05	0.511
TF-1428	304.8	-90°	0°	1060 W	92.96	96.01	3.05	0.419
				and	121.92	123.44	1.52	0.460
				and	131.06	135.64	4.57	0.352
				and	152.40	155.45	3.05	0.317
				and	201.17	205.74	4.57	0.539
				and	265.18	271.27	6.10	0.236
				and	278.89	281.94	3.05	0.215
TF-1429	150.88	-60°	205°	680 W	68.58	112.78	44.20	1.770
				includes	68.58	73.15	4.57	2.375
				includes	82.30	88.39	6.09	3.118
				includes	92.96	97.54	4.58	2.083
				includes	99.06	103.63	4.57	6.887
				includes	102.11	103.63	1.52	13.707
TF-1430	306.32	-60°	205°	540 W	25.91	30.48	4.57	1.076
				includes	27.43	28.96	1.53	2.064
				and	88.39	92.96	4.57	0.510
				and	109.73	111.25	1.52	1.568
				and	150.88	155.45	4.57	0.277
				and	176.78	178.31	1.52	0.628
				and	207.26	216.41	9.14	0.975
				includes	207.26	208.79	1.52	3.737
				and	252.98	283.46	30.48	0.616
				includes	252.98	257.56	4.58	2.185
				includes	269.75	271.27	1.52	2.137
TF-1431	304.8	-90°	0°	760 W	80.77	83.82	3.05	0.261

				and	103.63	108.20	4.57	0.551
				and	121.92	123.44	1.52	0.335
				and	176.78	182.88	6.10	0.924
				and	225.55	237.74	12.19	0.586
				includes	227.08	228.60	1.52	2.643
				and	249.94	252.98	3.05	0.315
TF-1432	280.42	-80°	205°	820 W	39.62	42.67	3.05	0.360
				and	57.91	60.96	3.05	0.333
				and	70.10	92.96	22.86	0.707
				includes	71.63	73.15	1.52	1.148
				includes	91.44	92.96	1.52	5.858
				and	134.11	137.16	3.05	0.646
				and	152.40	160.02	7.62	1.072
				includes	153.92	155.45	1.52	4.157
				and	170.69	173.74	3.05	0.327
				and	185.93	188.98	3.05	0.288
				and	202.69	208.79	6.10	0.303
				and	210.31	219.46	9.15	0.484
				and	234.70	239.27	4.57	0.725
				and	257.56	268.22	10.67	0.443
TF-1433	275.84	-80°	205°	720 W	0.00	4.57	4.57	0.269
				and	13.72	15.24	1.52	0.785
				and	99.06	120.40	21.34	0.974
				includes	106.68	108.20	1.52	4.420
				includes	111.25	112.78	1.52	2.176
				includes	117.35	118.87	1.52	4.034
				and	166.12	169.16	3.05	1.263
				includes	166.12	167.64	1.52	2.332
				and	184.40	192.02	7.62	0.397
				and	195.07	199.64	4.57	0.247
				and	217.93	224.03	6.10	0.739
				includes	217.93	219.46	1.52	2.507
				and	239.27	240.79	1.52	1.023
				and	249.94	251.46	1.52	0.366
TF-1434	262.13	-90°	0°	720 W	64.01	65.53	1.52	0.377
				and	86.87	88.39	1.52	1.570
				and	111.25	128.02	16.76	2.350
				includes	111.25	112.78	1.52	18.304
				includes	117.35	120.40	3.05	1.897

				and	132.59	146.30	13.72	0.450
				and	195.07	198.12	3.05	0.431
				and	201.17	205.74	4.57	0.174
				and	213.36	219.46	6.10	0.314
				and	225.55	234.70	9.14	0.430
				includes	227.08	228.60	1.52	1.433
				and	259.08	260.60	1.52	0.889
TF-1435	321.56	-70°	205°	600 W	1.52	4.57	3.05	0.376
				and	88.39	97.54	9.14	0.183
				and	163.07	166.12	3.05	0.226
				and	185.93	187.45	1.52	0.532
				and	204.22	217.93	13.72	0.370
				and	234.70	240.79	6.09	0.312
				and	251.46	318.52	67.06	1.720
				includes	262.13	275.84	13.71	4.995
				includes	291.08	292.61	1.52	2.994
				includes	297.18	303.28	6.10	3.876
				includes	304.80	306.32	1.52	1.086
TF-1436	292.61	-70°	205°	660 W	85.34	109.73	24.38	0.676
				includes	96.01	100.58	4.57	2.135
				and	112.78	114.30	1.52	0.325
				and	118.87	123.44	4.57	0.202
				and	163.07	164.59	1.52	0.592
				and	169.16	170.69	1.52	0.321
				and	175.26	184.40	9.14	0.384
				and	217.93	224.03	6.10	0.626
				and	230.12	252.98	22.86	0.568
				includes	230.12	236.22	6.10	1.095
				includes	245.32	246.89	1.57	1.119
				and	277.37	278.89	1.52	0.448
TF-1437	281.94	-70°	205°	620 W	22.86	27.43	4.57	1.721
				and	33.53	57.91	24.38	0.914
				includes	42.67	44.20	1.52	2.825
				includes	48.77	50.29	1.52	6.450
				and	68.58	70.10	1.52	0.601
				and	83.82	91.44	7.62	0.519
				and	97.54	99.06	1.52	0.424
				and	102.11	103.63	1.52	0.578
				and	111.25	115.82	4.57	0.247
				and	124.97	126.49	1.52	1.233
				and	152.40	153.92	1.52	0.810

				and	156.97	158.50	1.52	0.342
				and	161.54	163.07	1.52	0.595
				and	164.59	166.12	1.52	2.082
				and	173.74	179.83	6.10	1.633
				includes	176.78	178.31	1.52	5.304
				and	213.36	216.41	3.05	0.549
				and	230.12	243.84	13.72	2.088
				includes	230.12	234.70	4.58	1.984
				includes	236.22	239.27	3.05	5.251
TF-1438	85.34	-60°	205°	900 W	68.58	77.72	9.14	0.608
				includes	70.10	71.63	1.52	2.651
TF-1439	70.1	-90°	0°	940 W	13.72	16.76	3.05	0.624
				and	44.20	45.72	1.52	0.328
				and	56.39	60.96	4.57	0.249
				and	64.01	67.06	3.05	0.432
TF-1440	184.4	-80°	25°	960 W	30.48	32.00	1.52	1.312
				and	45.72	47.24	1.52	1.056
				and	71.63	91.44	19.81	0.391
				and	99.06	100.58	1.52	0.446
				and	106.68	111.25	4.57	0.429
TF-1441	170.69	-90°	0°	980 W	21.34	22.86	1.52	0.269
				and	48.77	50.29	1.52	0.288
				and	57.91	60.96	3.05	2.164
				includes	57.91	59.44	1.52	3.201
				and	68.58	71.63	3.05	0.890
				and	105.16	106.68	1.52	0.593
				and	143.26	146.30	3.05	1.919
				includes	144.78	146.30	1.52	3.579
TF-1442	150.88	-90°	0°	1000 W	12.19	13.72	1.53	0.755
				and	74.68	82.30	7.62	0.766
				includes	79.25	80.77	1.52	2.776
				and	88.39	115.82	27.43	0.963
				includes	99.06	102.11	3.05	2.317
				includes	103.63	105.16	1.52	2.036
				includes	111.25	114.30	3.05	5.126
				and	124.97	138.68	13.72	0.175
				and	143.26	144.78	1.52	0.958
				and	147.83	149.35	1.52	0.241
TF-1443	225.55	-70°	25°	1040 W	0.00	1.52	1.52	0.341
				and	33.53	36.58	3.05	0.243
				and	59.44	60.96	1.52	0.355

				and	88.39	89.92	1.52	0.371
				and	100.58	108.20	7.62	1.171
				includes	102.11	103.63	1.52	5.440
				and	124.97	138.68	13.72	0.896
				includes	129.54	131.06	1.52	3.071
				includes	135.64	138.68	3.04	1.515
TF-1444	202.69	-80°	25°	1080 W	10.67	13.72	3.05	0.948
				and	103.63	121.92	18.29	1.104
				includes	109.73	112.78	3.05	4.035
				includes	120.40	121.92	1.52	2.274
				and	128.02	129.54	1.52	0.396
				and	132.59	135.64	3.05	0.248
				and	152.40	155.45	3.05	0.363
TF-1445	170.69	-90°	0°	1040 W	6.10	7.62	1.52	0.328
				and	67.06	74.68	7.62	1.467
				includes	67.06	68.58	1.52	2.548
				includes	73.15	74.68	1.52	4.508
				and	92.96	100.58	7.62	1.937
				includes	94.49	96.01	1.52	7.362
				and	105.16	106.68	1.52	1.158
				and	124.97	126.49	1.52	1.131
TF-1446	140.21	-70°	205°	1280 W	21.34	38.10	16.76	0.480
				and	94.49	100.58	6.10	2.219
				includes	97.54	100.58	3.05	4.124
				and	106.68	111.25	4.57	0.798
TF-1447	181.36	-70°	25°	1100 W	91.44	92.96	1.52	0.215
				and	137.16	146.30	9.14	0.541
TF-1448	170.69	-90°	0°	1140 W	32.00	33.53	1.52	0.421
				and	73.15	80.77	7.62	1.238
				includes	76.20	77.72	1.52	2.572
				and	99.06	103.63	4.57	2.161
				includes	102.11	103.63	1.52	5.942
TF-1449	323.09	-70°	205°	500 W	3.05	13.72	10.67	0.252
				and	111.25	114.30	3.05	0.356
				and	128.02	149.35	21.33	1.645
				includes	129.54	131.06	1.52	1.951
				includes	138.68	140.21	1.52	5.780
				includes	146.30	147.83	1.52	11.397
				and	199.64	204.22	4.57	0.336
				and	207.26	210.31	3.05	0.201
				and	246.89	268.22	21.33	0.490
				includes	260.60	263.65	3.05	1.550

TF-1450	184.4	-80°	25°	1160 W	92.96	99.06	6.10	0.220
				and	126.49	132.59	6.10	0.331
				and	141.73	144.78	3.05	0.432
TF-1451	146.3	-70°	25°	1140 W	3.05	4.57	1.52	0.795
				and	13.72	15.24	1.52	1.298
				and	32.00	33.53	1.52	0.578
				and	94.49	99.06	4.57	0.236
TF-1452	172.21	-70°	205°	1160 W	109.73	129.54	19.81	0.580
				includes	114.30	117.35	3.05	2.539
TF-1453	152.4	-70°	205°	1180 W	12.19	16.76	4.57	0.254
				and	79.25	80.77	1.52	0.337
				and	85.34	86.87	1.53	0.390
TF-1454	192.02	-90°	0°	460 W	6.10	9.14	3.04	1.271
				includes	6.10	7.62	1.52	2.429
				and	35.05	48.77	13.72	0.407
				includes	47.24	48.77	1.53	1.305
				and	89.92	91.44	1.52	1.835
				and	149.35	152.40	3.05	0.429
				and	164.59	170.69	6.10	0.538
TF-1455	132.59	-70°	205°	1280 W	70.10	80.77	10.67	0.769
				includes	73.15	76.20	3.05	2.277
				and	85.34	88.39	3.05	0.586
				and	96.01	100.58	4.57	0.991
				includes	97.54	99.06	1.52	1.867
TF-1456	300.23	-70°	205°	480 W	80.77	83.82	3.05	0.529
				and	124.97	126.49	1.52	0.351
				and	158.50	160.02	1.52	6.235
				and	201.17	202.69	1.52	0.290
				and	207.26	220.98	13.72	0.322
				and	231.65	243.84	12.19	0.474
				and	254.51	259.08	4.57	0.345
TF-1457	207.26	-90°	0°	460 W	12.19	30.48	18.29	0.856
				includes	12.19	13.72	1.53	3.285
				includes	15.24	19.81	4.57	1.215
				and	64.01	70.10	6.09	0.734
				and	86.87	88.39	1.52	0.639
				and	94.49	97.54	3.05	0.277
				and	105.16	108.20	3.04	0.499
				and	114.30	115.82	1.52	1.271
				and	147.83	160.02	12.19	0.413
				and	184.40	190.50	6.10	0.274
TF-1458	211.84	-90°	0°	440 W	16.76	18.29	1.52	1.338

				and	22.86	33.53	10.67	0.395
				and	45.72	73.15	27.43	0.717
				includes	45.72	47.24	1.52	1.880
				includes	50.29	51.82	1.53	1.881
				and	120.40	158.50	38.10	1.789
				includes	140.21	143.26	3.05	2.034
				includes	149.35	150.88	1.52	16.507
				includes	153.92	155.45	1.52	17.827
				and	176.78	184.40	7.62	0.854
				and	198.12	199.64	1.52	0.344
				and	205.74	210.31	4.57	0.409
TF-1459	152.4	-90°	205°	460 W	0.00	13.72	13.72	0.309
				and	27.43	32.00	4.57	0.241
				and	67.06	68.58	1.52	0.606
TF-1461	300.23	-70°	205°	480 W	15.24	27.43	12.19	0.576
				and	30.48	33.53	3.05	0.301
				and	41.15	42.67	1.52	0.350
				and	103.63	106.68	3.05	0.338
				and	163.07	167.64	4.57	0.642
				and	207.26	208.79	1.52	0.551
				and	259.08	260.60	1.52	0.529
				and	269.75	271.27	1.52	0.354
				and	283.46	284.99	1.52	1.281
TF-1463	103.63	-70°	205°	480 W	0.00	3.05	3.05	0.412
				and	27.43	28.96	1.52	0.340
				and	38.10	42.67	4.57	0.853
				includes	39.62	41.15	1.52	2.058
TF-1464	169.16	-74°	325°	900 W	68.58	74.68	6.10	0.249
				and	128.02	150.88	22.86	0.467
TF-1465	152.4	-90°	0°	500 W	6.10	10.67	4.57	0.251
				and	39.62	45.72	6.10	0.289
				and	115.82	118.87	3.05	0.774
TF-1466	195.07	-80°	205°	400 W	77.72	82.30	4.57	0.575
				and	92.96	94.49	1.52	0.221
				and	163.07	164.59	1.52	0.272
				and	182.88	185.93	3.05	0.211
TF-1467	144.78	-73°	0°	900 W	39.62	41.15	1.52	0.248
				and	44.20	45.72	1.52	0.320
				and	88.39	96.01	7.62	0.223
TF-1468	134.11	-70°	205°	560 W	12.19	16.76	4.57	0.644
				and	32.00	44.20	12.19	0.284

TF-1469	102.1	-70°	205°	600 W	6.10	10.67	4.57	0.427
				and	28.96	33.53	4.57	0.232
				and	41.15	42.67	1.52	0.209
				and	79.25	82.30	3.05	0.431
TF-1470	205.74	-90°	0°	480 W	3.05	4.57	1.52	0.507
				and	42.67	45.72	3.05	0.314
				and	62.48	64.01	1.52	0.261
TF-1471	182.88	-90°	0°	540 W	0.00	1.52	1.52	0.219
				and	36.58	44.20	7.62	0.643
				includes	36.58	38.10	1.52	2.269
				and	60.96	62.48	1.52	0.256
TF-1472	150.88	-70°	205°	440 W	13.72	15.24	1.52	0.289
				and	22.86	27.43	4.57	1.784
				and	33.53	35.05	1.52	0.274
				and	126.49	128.02	1.52	0.702
				and	143.26	144.78	1.52	0.221
TF-1473	150.88	-90°	0°	520 W	27.43	28.96	1.52	0.205
				and	38.10	45.72	7.62	0.519
TF-1474	225.55	-80°	205°	400 W	96.01	99.06	3.05	0.473
				and	102.11	106.68	4.57	0.507
				and	112.78	115.82	3.05	0.555
				and	120.40	124.97	4.57	0.256
				and	132.59	138.68	6.10	0.483
				and	150.88	161.54	10.67	1.094
				includes	153.92	155.45	1.52	4.030
TF-1476	201.17	-70°	205°	400 W	111.25	114.30	3.05	0.412
				and	121.92	124.97	3.05	0.246
				and	141.73	147.83	6.10	0.367
				and	164.59	173.74	9.14	0.841
				includes	170.69	172.21	1.52	2.348
				and	179.83	182.88	3.05	0.213
				and	185.93	193.55	7.62	0.275
TF-1477	160.02	-70°	205°	520 W	54.86	65.53	10.67	1.817
				includes	54.86	57.91	4.57	3.996
				and	74.68	77.72	3.05	0.446
				and	82.30	88.39	6.10	0.209
				and	143.26	147.83	4.57	0.511
TF-1480	80.77	-90°	0°	420 W	19.81	30.48	10.67	0.829
				includes	24.38	28.96	4.58	1.299
TF-1481	182.88	-70°	205°	1240 W	0.00	1.52	1.52	0.469
				and	13.72	16.76	3.04	0.286
				and	19.81	21.34	1.53	0.949

				and	32.00	33.53	1.52	8.790
				and	44.20	51.82	7.62	0.428
				and	86.87	92.96	6.10	0.368
				and	105.16	109.73	4.57	0.761
				and	132.59	138.68	6.10	0.794
				and	144.78	150.88	6.10	0.584
				and	153.92	164.59	10.67	0.200
TF-1482	182.88	-70°	205°	1260 W	13.72	15.24	1.52	0.425
				and	25.91	33.53	7.62	0.247
				and	60.96	65.53	4.57	0.294
				and	97.54	99.06	1.52	0.627
				and	117.35	120.40	3.05	0.422
				and	140.21	143.26	3.05	0.936
TF-1483	192.02	-70°	205°	1280 W	60.96	73.15	12.19	0.474
				and	121.92	128.02	6.10	2.008
				includes	121.92	126.49	4.57	2.574
				and	144.78	152.40	7.62	0.681
				and	161.54	167.64	6.10	0.858
				includes	164.59	166.12	1.53	2.184
				and	179.83	184.40	4.57	0.303
TF-1484	201.17	-70°	205°	1240 W	0.00	4.57	4.57	0.319
				and	9.14	12.19	3.05	0.213
				and	15.24	16.76	1.52	0.230
				and	62.48	74.68	12.20	0.222
				and	100.58	105.16	4.57	0.624
				and	140.21	143.26	3.05	0.219
				and	176.78	185.93	9.14	2.269
				includes	176.78	184.40	7.62	2.687
TF-1485	140.21	-70°	205°	1300 W	1.52	10.67	9.14	0.428
				and	16.76	22.86	6.10	0.431
				and	45.72	51.82	6.10	0.955
				includes	47.24	51.82	4.58	1.226
				and	59.44	60.96	1.52	4.241
				and	65.53	68.58	3.05	0.543
				and	111.25	112.78	1.52	0.643
TF-1486	170.69	-70°	205°	1280 W	18.29	27.43	9.14	0.233
				and	32.00	36.58	4.58	10.544
				includes	32.00	33.53	1.52	28.759
				and	42.67	53.34	10.67	0.498
				and	79.25	89.92	10.67	1.226

				includes	79.25	80.77	1.52	2.410
				includes	85.34	86.87	1.53	4.544
				and	105.16	108.20	3.04	0.904
				includes	106.68	108.20	1.52	1.582
				and	153.92	160.02	6.10	0.598
				includes	156.97	158.50	1.53	1.501
TF-1487	259.08	-80°	205°	1120 W	0.00	1.52	1.52	0.656
				and	12.19	24.38	12.19	0.599
				and	36.58	44.20	7.62	0.720
				includes	42.67	44.20	1.53	1.958
				and	64.01	83.92	19.91	0.992
				includes	64.01	65.53	1.52	1.815
				includes	73.15	74.68	1.53	2.905
				includes	79.25	82.30	3.05	2.814
				and	123.44	140.21	16.77	0.819
				includes	126.49	128.02	1.52	3.222
				and	150.88	164.59	13.72	0.453
				Includes	150.88	152.40	1.52	1.166
				and	219.46	225.55	6.10	0.408
				and	233.17	234.70	1.52	1.128
TF-1488	192.02	-70°	205°	1220 W	65.53	67.06	1.52	7.597
				and	99.06	102.11	3.05	0.899
				includes	100.58	102.11	1.53	1.624
				and	108.20	112.78	4.57	0.540
				and	188.98	192.02	3.05	0.347
TF-1489	152.4	-80°	205°	1360 W	27.43	38.10	10.67	0.605
				includes	27.43	28.96	1.53	1.467
				includes	33.53	35.05	1.52	1.459
				and	48.77	60.96	12.19	0.273
				and	71.63	82.30	10.67	0.281
TF-1490	192.02	-70°	205°	1340 W	22.86	28.96	6.10	1.458
				includes	24.38	27.43	3.05	2.532
				and	42.67	56.39	13.72	1.044
				includes	48.77	51.82	3.05	2.950
				and	86.87	88.39	1.52	0.509
				and	103.63	105.16	1.52	0.794
				and	134.11	135.64	1.53	0.442
				and	163.07	167.64	4.57	0.264
				and	182.88	185.93	3.05	1.073
TF-1491	201.17	-70°	205°	1340 W	3.05	12.19	9.14	0.268
				and	27.43	28.96	1.52	6.567
				and	64.01	68.58	4.57	1.684

				includes	65.53	68.58	3.05	2.471
				and	94.49	102.11	7.62	0.283
				and	153.92	155.45	1.53	0.427
				and	167.64	170.69	3.05	0.316
				and	199.64	201.17	1.52	2.320
TF-1492	205.74	-70°	205°	1320 W	1.52	4.57	3.05	0.501
				and	76.20	77.72	1.52	2.642
				and	99.06	100.58	1.52	0.996
				and	147.83	152.40	4.57	0.494
				and	161.54	167.64	6.10	0.727
				and	170.69	173.74	3.05	0.233
TF-1493	210.31	-70°	205°	1260 W	83.82	86.87	3.05	0.811
				and	117.35	118.87	1.52	0.567
				and	193.55	198.12	4.57	1.158
				includes	195.07	196.60	1.52	2.231
TF-1494	207.26	-70°	205°	1220 W	59.44	65.53	6.09	0.519
				and	70.10	71.63	1.52	0.425
				and	76.20	80.77	4.57	0.380
				and	97.54	103.63	6.10	0.420
				and	152.40	153.92	1.52	0.476
				and	170.69	172.21	1.52	0.668
				and	204.22	207.26	3.05	0.415
TF-1495	219.46	-70°	205°	1180 W	6.10	9.14	3.04	0.267
				and	39.62	44.20	4.57	0.447
				and	73.15	77.72	4.57	0.539
				and	83.82	91.44	7.62	1.410
				includes	88.39	89.92	1.52	3.914
				and	126.49	129.54	3.05	0.552
				and	140.21	146.30	6.10	1.278
				includes	141.73	143.26	1.52	2.714
				and	150.88	158.50	7.62	0.354
				and	163.07	167.64	4.57	0.399
				and	172.21	175.26	3.05	0.507
				and	199.64	202.69	3.05	0.290
TF-1497	201.17	-90°	0°	1120 W	15.24	35.05	19.81	0.278
				and	50.29	53.34	3.05	0.294
				and	94.49	102.11	7.62	1.278
				includes	100.58	102.11	1.52	4.533
				and	121.92	126.49	4.57	0.308
				and	134.11	140.21	6.10	1.024

				includes	137.16	138.68	1.52	2.792
				and	195.07	196.60	1.53	0.732
TF-1498	222.5	-70°	205°	1240 W	59.44	71.63	12.19	0.293
				and	97.54	100.58	3.05	0.468
				and	149.35	152.40	3.05	0.375
				and	158.50	163.07	4.57	0.259
				and	179.83	184.40	4.57	0.397
				and	220.98	222.50	1.52	1.611
TF-1499	149.352	-70°	205°	1080 W	13.72	15.24	1.52	0.477
				and	92.96	94.49	1.53	0.634
				and	118.87	120.40	1.53	1.182
				and	137.16	140.21	3.05	3.329
				includes	138.68	140.21	1.53	5.444
TF-2000	152.4	-70°	205°	1120 W	27.43	28.96	1.53	0.308
				and	54.86	56.39	1.53	0.169
				and	73.15	77.72	4.57	1.051
				includes	73.15	74.68	1.53	2.021
TF-2001	149.35	-70°	205°	1100 W	13.72	15.24	1.52	0.529
				and	21.34	30.48	9.14	10.556
				includes	22.86	24.38	1.52	3.712
				includes	25.91	28.96	3.05	29.304
				and	124.97	129.54	4.57	0.470
TF-2002	152.4	-70°	205°	1080 W	91.44	96.01	4.57	0.501
				and	105.16	111.25	6.09	0.807
				includes	108.20	109.73	1.53	2.592
				and	120.40	131.06	10.66	0.619
TF-2003	149.35	-70°	205°	1060 W	6.10	7.62	1.52	0.226
				and	27.43	30.48	3.05	1.105
				and	38.10	44.20	6.10	0.931
				and	76.20	77.72	1.52	0.291
				and	137.16	144.78	7.62	1.169
TF-2004	149.35	-70°	205°	1060 W	146.30	147.83	1.53	0.491
TF-2005	149.352	-70°	205°	1040 W	82.30	85.34	3.05	0.463
TF-2006	149.36	-70°	205°	1040 W	12.19	18.29	6.10	0.312
				and	112.78	115.83	3.05	0.443
				and	134.12	137.17	3.05	1.432
				include	134.12	135.64	1.52	2.647
				and	146.31	149.36	3.05	0.529
TF-2007	144.78	-70°	205°	1020 W	0.00	4.57	4.57	0.192
				and	9.14	10.67	1.52	0.364
				and	27.43	32.00	4.57	1.089

				and	91.44	92.96	1.52	0.192
				and	114.30	115.82	1.52	0.179
				and	118.87	120.40	1.52	1.602
TF-2008	192.03	-70°	205°	1020 W	7.62	9.14	1.52	0.277
				and	28.96	30.48	1.52	0.292
				and	44.20	45.72	1.52	0.329
				and	77.72	79.25	1.52	0.251
				and	123.44	124.97	1.52	1.538
				and	160.02	163.07	3.05	0.164
TF-2009	201.17	-70°	205°	980 W	3.05	6.10	3.05	0.196
				and	32.00	38.10	6.10	0.392
				and	161.54	166.12	4.57	0.195
TF-2010	213.36	-70°	205°	1000 W	42.67	48.77	6.10	0.153
				and	134.11	135.64	1.52	0.217
				and	147.83	156.97	9.14	0.610
				include	149.35	150.88	1.52	2.316
TF-2011	204.22	-70°	205°	1100 W	71.63	94.49	22.86	0.240
				and	120.40	132.59	12.19	2.340
				includes	129.54	131.06	1.52	16.432
				and	146.30	147.83	1.52	0.455
TF-2012	201.17	-70°	205°	1080 W	0.00	3.05	3.05	0.189
				and	51.82	54.87	3.05	0.459
				and	74.68	79.25	4.57	0.177
				and	85.35	88.39	3.04	0.162
				and	117.35	128.01	10.66	0.553
				and	176.78	179.83	3.05	0.186
				and	196.59	198.12	1.52	0.322
TF-2013	106.68	-70°	205°	940 W	102.11	106.68	4.57	0.495
TF-2014	100.58	-70°	205°	960 W	68.58	70.104	1.52	0.219
TF-2015	170.69	-70°	205°	980 W	143.26	144.78	1.52	0.252
				and	147.83	149.35	1.52	0.179
TF-2016		-70°	205°	1000 W	24.38	25.91	1.52	0.199
				and	160.02	161.54	1.52	0.204
TF-2017	204.22	-70°	205°	1080 W	1.52	3.05	1.52	0.380
				and	47.24	50.29	3.05	0.262
TF-2018	198.12	-70°	205°	1040 W	56.39	59.44	3.05	0.235
				and	167.64	172.22	4.58	0.196
TF-2019	149.35	-70°	205°	1000 W	172.22	173.74	1.52	0.245
				and	36.58	39.62	3.04	0.169
				and	39.62	41.14	1.52	0.900
				and	137.16	140.20	3.04	0.328
				and	140.20	141.72	1.52	0.187
TF-2020	152.40	-70°	205°	980 W	3.05	7.62	4.57	0.234
				and	28.96	32.00	3.04	0.205

TF-2021	201.16	-70°	205°	1060 W	-	9.14	9.14	0.295
				and	77.72	79.24	1.52	0.426
				and	94.48	97.53	3.05	0.194
				and	117.34	123.44	6.10	0.168
				and	158.49	161.54	3.05	1.026
TF-2022	170.69	-70°	205°	1020 W	102.11	105.16	3.05	0.334
				and	111.26	117.35	6.09	0.262
TF-2023	170.69	-70°	205°	1040 W	30.48	32.00	1.52	0.161
				and	39.62	42.67	3.05	0.177
TF-2024	188.98	-70°	205°	1060 W	4.57	6.10	1.52	0.167
				and	33.53	35.05	1.52	0.553
				and	42.67	45.72	3.05	0.893
				and	56.39	57.91	1.52	0.296
				and	160.02	161.54	1.52	0.438
TF-2025	192.02	-70°	205°	1100 W	65.53	67.06	1.52	0.646
				and	114.30	117.35	3.05	0.231
TF-2026	210.28	-70°	205°	740 W	-	1.52	1.52	0.301
				and	76.20	77.72	1.52	0.575
				and	82.29	85.34	3.05	0.259
				and	108.20	109.73	1.52	0.290
				and	117.35	118.87	1.52	0.227
TF-2027	185.93	-70°	205°	720 W	19.81	22.86	3.05	0.467
				and	42.67	44.20	1.52	0.314
				and	97.54	99.06	1.52	0.197
				and	118.87	120.40	1.52	0.329
TF-2028	149.35	-70°	205°	700 W	140.21	141.73	1.52	0.592
TF-2029	201.16	-70°	205°	820 W	-	6.09	6.09	0.266
				and	21.34	24.38	3.04	0.273
				and	27.43	30.48	3.05	0.492
				and	33.53	35.05	1.52	0.228
				and	118.87	120.40	1.52	0.160
				and	140.21	141.73	1.52	0.168
TF-2030	167.64	-70°	205°	660 W	59.44	65.53	6.090	0.313
TF-2031	185.92	-70°	205°	680 W	16.76	18.29	1.520	0.162
				and	123.44	129.54	6.100	0.169
				and	155.45	156.97	1.520	0.318
				and	182.88	185.93	3.050	0.227
TF-2032	146.3	-70°	205°	900 W	9.14	15.24	6.100	0.628
				and	19.81	24.38	4.570	0.312
				and	67.06	68.58	1.524	0.353
				and	83.82	85.34	1.524	0.288
				and	117.35	118.87	1.524	0.250
				and	141.73	143.26	1.524	0.183

TF-2033	149.35	-70°	205°	880 W	3.05	9.14	6.090	0.191
				and	16.76	24.38	7.620	0.441
				and	30.48	33.53	3.050	0.265
				and	83.82	88.39	4.570	0.885
TF-2034	149.35	-70°	205°	860 W	4.57	6.10	1.524	0.210
				and	21.34	24.38	3.040	0.433
				and	126.49	128.02	1.524	0.172
				and	135.64	137.16	1.524	0.279
TF-2035	195.07	-70°	205°	720 W	10.67	15.24	4.570	0.200
				and	45.72	47.24	1.524	0.583
				and	70.10	71.63	1.524	0.200
				and	82.30	83.82	1.524	0.262
				and	88.39	92.96	4.570	0.199
TF-2036	167.64	-70°	205°	620 W	0.00	1.52	1.524	0.621
				and	25.91	27.43	1.524	0.563
				and	39.62	42.67	3.050	0.318
				and	106.68	108.20	1.524	0.272
TF-2037	149.35	-70°	205°	920 W	22.86	24.38	1.524	0.218
				and	131.06	134.11	3.050	0.652
				and	140.21	143.26	3.050	0.365
TF-2038	149.35	-70°	205°	940 W	18.29	19.81	1.524	0.168
				and	27.43	30.48	3.050	0.203
				and	67.06	68.58	1.524	0.304
				and	118.87	120.40	1.524	0.332
				and	131.06	132.59	1.524	0.495
TF-2039	158.5	-70°	205°	960 W	0.00	1.52	1.524	0.175
				and	6.10	7.62	1.524	0.291
				and	10.67	12.19	1.524	0.308
				and	150.88	152.40	1.524	0.303
TF-2040	149.35	-70°	205°	580 W	10.67	12.19	1.524	0.231
				and	13.72	15.24	1.524	0.162
				and	25.91	27.43	1.524	0.620
				and	111.25	112.78	1.524	0.362
				and	141.73	143.26	1.524	0.284
TF-2041	164.59	-70°	205°	520 W	0.00	3.05	3.050	0.271
				and	13.72	16.76	3.040	0.349
				and	32.00	33.53	1.524	0.538
TF-2042	152.4	-70°	205°	480 W	13.72	19.81	6.100	3.010
				includes	18.29	19.81	1.522	9.826
				and	24.38	25.91	1.524	0.317
TF-2043	152.4	-70°	205°	520 W	15.24	21.34	6.100	1.979
				includes	18.28	21.34	3.060	3.690
				and	33.53	42.67	9.140	0.226
				and	47.24	48.77	1.524	0.384
				and	114.30	115.82	1.524	0.235

				and	121.92	126.49	4.570	0.401
				and	143.26	144.78	1.524	0.174
TF-2044	155.44	-70°	205°	440 W	12.19	15.24	3.050	0.563
				and	27.43	30.48	3.050	0.181
				and	35.05	36.58	1.524	0.198
				and	70.10	76.20	6.100	0.258
				and	141.73	143.26	1.524	0.173
TF-2045	152.4	-70°	205°	380 W	0.00	13.72	13.720	0.790
				includes	1.52	3.05	1.524	5.411
				and	16.76	18.29	1.524	0.167
				and	27.43	28.96	1.524	0.245
				and	38.10	39.62	1.524	0.274
				and	45.72	47.24	1.524	0.277
				and	56.39	59.44	3.050	1.380
				and	80.77	86.87	6.100	0.370
TF-2046	158.49	-70°	205°	360 W	9.14	10.67	1.524	0.432
				and	54.86	57.91	3.050	0.274
				and	94.49	102.11	7.620	0.328
				and	112.78	114.30	1.524	0.208
				and	121.92	123.44	1.524	0.181
				and	137.16	140.21	3.050	0.185
				and	144.78	146.30	1.524	0.173
				and	150.88	152.40	1.524	0.226
				and	153.92	155.45	1.524	0.167
TF-2047	152.4	-70°	205°	540 W	0.00	1.52	1.524	0.173
				and	12.19	16.76	4.570	0.680
				and	97.53	99.06	1.524	0.201
TF-2048	204.21	-70°	205°	1580 W	102.11	106.68	4.570	0.262
				and	175.26	176.78	1.524	0.513
				and	195.07	196.60	1.524	0.368
TF-2049	201.16	-70°	205°	1560 W	102.11	105.16	3.050	1.418
				includes	102.11	103.63	1.524	2.440
				and	128.02	129.54	1.524	0.162
TF-2051	170.69	-70°	205°	1520 W	3.05	7.62	4.57	0.379
				and	131.06	132.59	1.52	0.330
				and	158.49	161.54	3.05	0.244
TF-2052	170.68	-70°	205°	1360 W	65.53	67.06	1.52	0.161
				and	73.15	85.34	12.19	1.930
				includes	79.25	82.30	3.05	6.320
				and	121.92	123.44	1.52	1.442
				and	132.59	135.64	3.05	1.660
				includes	132.59	134.11	1.52	3.193
				and	149.35	156.97	7.62	1.040

				includes	149.35	150.88	1.52	3.575
TF-2053	173.73	-70°	205°	1320 W	21.34	22.86	1.52	1.327
				and	51.82	53.34	1.52	0.285
				and	149.35	153.92	4.57	0.132
				and	161.54	169.16	7.62	0.821
				and	35.05	38.10	3.05	0.129
				and	67.05	73.15	6.10	0.410
				and	80.77	82.30	1.52	0.797
				and	111.25	126.49	15.24	0.667
TF-2055	188.97	-70°	205°	260 W	4.57	6.10	1.52	0.541
				and	86.87	89.92	3.05	0.223
				and	97.54	99.06	1.52	0.200
				and	111.25	112.78	1.52	0.243
				and	114.30	126.49	12.19	0.201
				and	134.11	137.16	3.05	0.335
TF-2056	192.02	-70°	205°	240 W	50.29	51.82	1.52	0.310
				and	91.44	94.49	3.05	0.207
				and	155.45	158.49	3.04	0.211
				and	163.07	173.74	10.67	2.490
				includes	163.07	164.59	1.52	16.871
TF-2057	192.02	-70°	205°	220 W	48.77	50.29	1.52	0.211
				and	67.06	68.58	1.52	0.266
				and	105.16	106.68	1.52	0.256
				and	109.73	117.35	7.62	0.654
				and	121.92	140.21	18.29	0.783
				includes	131.06	132.59	1.52	5.232
				and	153.92	161.54	7.62	0.519
				and	178.31	179.83	1.52	0.209
				and	185.93	187.45	1.52	0.397
TF-2058	155.45	-70°	205°	200 W	85.34	94.49	9.15	0.511
				and	96.01	97.54	1.52	0.284
				and	103.63	106.68	3.05	0.631
				and	112.78	115.82	3.04	0.999
				and	126.49	134.11	7.62	0.293
				and	150.88	152.40	1.52	0.201
TF-2059	158.5	-70°	205°	180 W	41.15	51.82	10.67	0.203
				and	88.39	91.44	3.05	0.165
				and	103.63	106.68	3.05	0.693
TF-2060	158.5	-70°	205°	180 W	3.05	6.1	3.05	0.189
				and	21.34	22.86	1.52	0.190

				and	54.86	57.91	3.05	1.407
				and	74.68	76.2	1.52	0.501
				and	82.29	88.39	6.10	0.265
				and	97.54	106.68	9.14	0.622
TF-2061	152.4	-70°	205°	140 W	3.05	4.57	1.52	0.308
				and	67.06	70.10	3.04	0.212
				and	111.25	112.78	1.52	0.178
				and	118.87	121.92	3.05	0.166
TF-2062	155.45	-70°	205°	100 W	10.67	13.72	3.05	0.819
				and	18.29	22.86	4.57	0.217
				and	41.15	42.67	1.52	0.248
				and	51.82	54.86	3.04	0.541
				and	56.39	57.91	1.52	0.211
				and	65.53	71.63	6.10	0.258
				and	80.77	83.82	3.05	0.422
				and	89.92	91.44	1.52	4.243
TF-3000	173.74	-80°	15°	740 W	0.00	6.10	6.10	0.252
				and	12.19	13.72	1.52	0.353
				and	18.29	19.81	1.52	1.140
				and	22.86	24.38	1.52	0.377
				and	54.86	64.01	9.15	0.745
				and	80.77	92.96	12.19	0.247
				and	103.63	117.35	13.72	0.338
				and	134.11	135.64	1.52	0.458
				and	140.21	141.73	1.52	0.395
				and	155.45	173.74	18.29	2.615
				includes	167.64	173.74	6.10	7.150
TF-3001	216.41	-85°	15°	760 W	0.00	6.10	6.10	0.688
				includes	4.57	6.10	1.52	2.510
				and	16.76	19.81	3.05	1.194
				includes	16.76	18.29	1.52	2.110
				and	59.44	73.15	13.71	0.777
				and	89.92	126.49	36.57	0.414
				includes	108.20	109.73	1.52	2.720
				and	131.06	134.11	3.05	0.504
				and	138.68	147.83	9.15	0.176
				and	166.12	176.78	10.66	3.821
				includes	166.12	167.64	1.52	10.000
				includes	172.21	175.26	3.05	7.260
				and	198.12	207.26	9.14	2.629
				includes	198.12	199.64	1.52	4.180
				includes	204.22	205.74	1.52	8.800

TF-3002	231.65	-75°	15°	640 W	0.00	6.10	6.10	1.368
				and	42.67	44.20	1.52	0.269
				and	59.44	60.96	1.52	0.488
				and	83.82	109.73	25.91	0.849
				includes	88.39	89.92	1.52	8.050
				and	149.35	169.16	19.81	0.538
				and	176.78	184.40	7.62	0.737
				and	208.79	214.88	6.09	0.208
				and	220.98	230.12	9.14	0.451
TF-3003	234.7	-70°	15°	640 W	0.00	15.24	15.24	4.283
				includes	0.00	3.05	3.05	13.950
				includes	6.10	13.72	7.62	2.390
				and	19.81	21.34	1.52	0.286
				and	76.20	77.72	1.52	0.201
				and	85.34	86.87	1.52	0.766
				and	105.16	108.20	3.04	0.485
				and	118.87	120.40	1.52	0.484
				and	123.44	128.02	4.58	0.258
				and	141.73	144.78	3.05	0.629
				and	152.40	204.22	51.82	0.891
				includes	152.40	155.45	3.05	4.355
				includes	184.40	187.45	3.05	2.080
				and	208.79	213.36	4.57	1.093
				includes	208.79	210.31	1.52	2.940
				and	217.93	222.50	4.57	0.293
TF-304	242.32	-70°	195°	640 W	0.00	1.52	1.52	0.277
				and	7.62	9.14	1.52	0.687
				and	30.48	32.00	1.52	0.266
				and	54.86	57.91	3.05	2.405
				includes	54.86	56.39	1.52	4.460
				and	103.63	105.16	1.52	0.644
				and	123.44	132.59	9.15	0.689
				and	137.16	143.26	6.10	1.770
				includes	138.68	140.21	1.52	3.120
				and	150.88	152.40	1.52	0.833
				and	164.59	176.78	12.19	0.483
				and	193.55	195.07	1.52	0.286
				and	213.36	214.88	1.52	0.384
				and	216.41	219.46	3.05	0.350

				and	240.79	242.32	1.52	1.045
TF-3005	205.74	-75°	195°	660 W	25.91	27.43	1.52	0.472
				and	50.29	53.34	3.05	0.262
				and	57.91	59.44	1.52	0.365
				and	79.25	82.30	3.05	0.208
				and	112.78	114.30	1.52	0.268
				and	115.82	117.35	1.52	0.241
				and	121.92	123.44	1.52	0.719
				and	137.16	138.68	1.52	0.829
				and	147.83	149.35	1.52	0.255
				and	150.88	153.92	3.05	0.509
				and	163.03	166.12	3.05	0.655
				and	170.69	179.83	9.14	0.194
TF-3006	195.07	-70°	15°	580 W	0.00	3.05	3.05	1.896
				includes	0.00	1.52	1.52	3.430
				and	44.20	45.72	1.52	0.186
				and	88.39	96.01	7.62	0.547
				and	132.59	140.21	7.62	0.210
				and	176.78	178.31	1.52	0.706
				and	181.36	195.07	13.72	0.447
TF-3007	252.98	-70°	195°	680 W	82.30	83.82	1.52	1.035
				and	115.82	123.44	7.62	1.502
				includes	118.87	120.40	1.52	5.300
				and	128.02	141.73	13.72	0.601
				and	147.83	152.40	4.57	1.588
				includes	150.88	152.40	1.52	4.090
				and	167.64	169.16	1.52	0.389
				and	182.88	184.40	1.52	1.770
				and	188.98	190.50	1.52	0.896
				and	208.79	210.31	1.52	0.240
				and	213.36	216.41	3.05	0.927
				and	239.27	249.94	10.67	0.482
				includes	245.36	246.89	1.52	2.450
TF-3008	217.93	-75°	195°	1000 W	22.86	24.38	1.52	1.245
				and	27.43	35.05	7.62	0.349
				and	65.53	80.77	15.24	0.709
				includes	67.06	68.58	1.52	3.420
				and	86.87	88.39	1.52	0.452
				and	96.01	97.54	1.52	0.364

				and	138.68	144.78	6.10	0.219
				and	152.40	153.92	1.52	0.449
				and	199.64	201.17	1.52	0.167
TF-3009	213.36	-75°	195°	980 W	0.00	9.14	9.15	1.328
				includes	1.52	3.05	1.52	5.190
				and	15.24	18.29	3.05	1.154
				and	28.96	30.48	1.52	0.572
				and	33.53	35.05	1.52	0.332
				and	65.53	71.63	6.10	1.037
				includes	65.53	67.06	1.52	3.160
				and	79.25	85.34	6.10	0.394
				and	88.39	96.01	7.62	0.263
				and	124.97	131.06	6.10	0.773
				and	135.64	140.21	4.57	0.253
				and	198.12	199.64	1.52	0.502
TF-3010	225.55	-70°	195°	860 W	7.62	9.14	1.52	0.502
				and	12.19	13.72	1.52	0.248
				and	30.48	35.05	4.57	0.247
				and	41.15	42.67	1.52	0.380
				and	56.39	59.44	3.05	0.362
				and	80.77	83.82	3.05	1.218
				and	100.58	106.68	6.10	1.207
				includes	103.63	105.16	1.52	2.990
				and	117.35	121.92	4.57	0.692
				and	131.06	134.11	3.05	1.017
				and	140.21	144.78	4.57	0.314
				and	156.97	160.02	3.05	0.166
				and	164.59	178.31	13.72	0.290
				and	198.12	199.64	1.52	0.384
TF-3011	222.5	-70°	195°	960 W	16.76	28.96	12.20	1.774
				includes	18.29	21.34	3.05	6.655
				and	73.15	82.30	9.15	0.284
				and	86.87	88.39	1.52	0.478
				and	118.87	121.92	3.05	0.346
				and	132.59	149.35	16.76	0.321
				and	219.46	222.50	3.05	1.149
TF-3012	246.89	-80°	195°	820 W	0.00	7.62	7.62	0.359
				and	36.58	44.20	7.62	2.288
				includes	39.62	41.15	1.52	8.890

				and	50.29	51.82	1.52	0.221
				and	54.86	56.39	1.52	0.316
				and	60.96	70.10	9.15	0.187
				and	83.82	85.34	1.52	0.409
				and	94.49	97.54	3.05	0.568
				and	100.58	105.16	4.58	0.215
				and	126.49	129.54	3.05	0.411
				and	146.30	155.45	9.15	0.972
				includes	152.40	153.92	1.52	2.500
				and	193.55	196.60	3.05	0.168
TF-3013	237.74	-70°	195°	780 W	18.29	19.81	1.52	1.215
				and	33.53	35.05	1.52	0.497
				and	45.72	50.29	4.57	0.488
				and	53.34	54.86	1.52	0.319
				and	77.72	80.77	3.05	0.299
				and	121.92	123.44	1.52	0.207
TF-3014	204.22	-90°	0°	1080 W	0.00	3.05	3.05	0.665
				and	19.81	24.38	4.57	2.131
				includes	19.81	22.86	3.05	3.095
				and	44.20	54.86	10.66	0.607
				and	62.48	67.06	4.58	0.457
				and	97.54	109.73	12.19	0.401
				and	124.97	132.59	7.62	0.763
				includes	131.06	132.59	1.52	3.290
				and	143.26	152.40	9.14	0.490
				and	196.60	204.22	7.62	0.329
TF-3015	225.55	-70°	195°	1100 W	48.77	50.29	1.52	0.520
				and	51.82	53.34	1.52	0.214
				and	60.96	64.01	3.05	0.647
				and	76.20	77.72	1.52	0.419
				and	80.77	100.58	19.81	0.267
				and	158.50	164.59	6.10	0.405
TF-3016	231.65	-70°	195°	1080 W	19.81	47.24	27.43	0.644
				includes	24.38	25.91	1.52	2.480
				includes	28.96	30.48	1.52	2.160
				and	60.96	64.01	3.05	0.372
				and	96.01	99.06	3.05	0.476
				and	146.30	149.35	3.05	0.328
				and	163.07	173.74	10.67	0.643

				and	179.83	181.36	1.52	0.289
				and	213.36	222.50	9.15	0.371
TF-3017	277.37	-70°	195°	1060 W	15.24	36.05	20.81	0.363
				and	42.67	48.77	6.10	1.937
				includes	42.67	45.72	3.05	3.695
				and	54.86	67.06	12.20	0.302
				and	74.68	91.44	16.76	0.240
				and	94.49	105.16	10.67	0.287
				and	118.87	143.26	24.39	2.203
				includes	124.97	126.49	1.52	2.190
				includes	128.02	129.54	1.52	3.950
				includes	137.16	140.21	3.05	10.000
				and	149.35	155.45	6.10	0.451
				and	164.59	170.69	6.10	0.246
				and	204.22	205.74	1.52	0.445
				and	210.31	228.60	18.29	0.216
				and	242.32	243.84	1.52	0.333
				and	252.98	256.03	3.05	0.317
TF-3018	283.41	-70°	195°	580 W	48.77	50.29	1.52	0.185
				and	115.82	120.40	4.58	1.501
				includes	115.82	117.35	1.52	3.260
				and	124.97	126.49	1.52	0.412
				and	144.78	147.83	3.05	0.236
				and	190.50	199.64	9.14	2.261
				includes	193.55	196.60	3.05	4.865
				includes	198.12	199.64	1.52	2.380
				and	219.46	233.17	13.71	1.669
				includes	225.55	230.12	4.57	4.573
				and	248.41	259.08	10.67	0.205
				and	265.18	266.70	1.52	0.667
				and	269.75	274.32	4.57	0.312
				and	277.37	283.46	6.10	0.173
TF-3019	268.22	-70°	195°	620 W	0.00	4.57	4.57	0.217
				and	35.05	38.10	3.05	1.040
				and	57.91	60.96	3.05	0.389
				and	64.01	65.53	1.52	1.040
				and	79.25	82.30	3.05	0.356
				and	123.44	128.02	4.58	0.356
				and	132.59	140.21	7.62	0.497

				and	152.40	163.07	10.67	0.215
				and	167.64	172.21	4.57	0.319
				and	176.78	185.93	9.15	0.428
				and	234.70	236.22	1.52	0.666
				and	249.94	251.46	1.52	0.299
TF-3020	326.14	-90°	0°	780 W	21.34	24.38	3.05	0.835
				and	39.62	50.29	10.67	1.643
				includes	39.62	41.15	1.52	8.750
				and	54.86	65.53	10.67	0.462
				and	70.10	71.63	1.52	0.601
				and	143.26	155.45	12.19	0.299
				and	169.16	173.74	4.58	0.256
				and	199.64	204.22	4.57	0.708
				and	275.84	291.08	15.24	0.936
				includes	281.94	283.46	1.52	7.150
				and	307.85	313.94	6.10	0.257
				and	318.52	321.56	3.05	0.239
TF-3021	268.22	-90°	0°	680 W	13.72	16.76	3.05	0.535
				and	45.72	47.24	1.52	4.890
				and	73.15	80.77	7.62	0.977
				and	88.39	94.49	6.10	0.581
				and	126.49	128.02	1.52	1.670
				and	135.64	138.68	3.05	0.234
				and	143.26	146.30	3.05	2.094
				includes	144.78	146.30	1.52	4.020
				and	169.16	173.74	4.57	0.586
				and	188.98	190.50	1.52	0.228
TF-3022	216.41	-80°	195°	700 W	0.00	1.52	1.52	6.380
				and	53.34	74.08	20.74	1.953
				includes	54.86	56.39	1.52	3.130
				includes	59.34	70.10	10.76	2.940
				and	85.34	86.87	1.52	0.490
				and	163.07	170.16	7.09	0.369
				and	179.83	185.93	6.10	0.265
				and	188.98	193.55	4.57	0.203
TF-3023	307.85	-85°	195°	600 W	54.86	59.44	4.57	0.569
				and	89.92	92.96	3.04	0.300
				and	123.44	126.49	3.05	0.394
				and	129.54	131.06	1.52	0.368

				and	134.11	138.68	4.57	0.288
				and	167.64	169.16	1.52	0.522
				and	190.50	193.55	3.05	0.284
				and	240.79	245.36	4.57	0.272
				and	266.70	274.32	7.62	0.432
TF-3024	320.04	-60°	195°	600 W	7.62	25.91	18.29	1.149
				includes	9.14	10.67	1.52	7.000
				and	32.00	47.24	15.24	0.600
				includes	42.67	44.20	1.52	2.170
				and	105.16	120.40	15.24	1.472
				includes	106.68	109.73	3.05	5.415
				and	126.49	135.64	9.14	0.689
				and	138.68	146.30	7.62	0.279
				and	150.88	156.97	6.10	0.348
				and	227.08	230.12	3.05	0.338
				and	274.32	275.84	1.52	0.350
TF-3025	240.79	-70°	195°	620 W	15.24	19.81	4.57	0.223
				and	32.00	35.05	3.05	0.242
				and	50.29	51.82	1.52	0.137
				and	70.10	73.15	3.05	1.768
				includes	70.10	71.63	1.52	2.130
				and	135.64	137.16	1.52	0.238
				and	150.88	164.59	13.72	1.064
				includes	155.45	156.97	1.52	7.740
				and	182.88	184.40	1.52	0.632
				and	199.64	204.22	4.57	0.273
				and	225.55	227.08	1.52	0.923
TF-3026	289.56	-80°	15°	880 W	0.00	19.81	19.81	0.978
				includes	13.72	16.76	3.05	3.115
				and	35.05	94.49	59.44	0.613
				includes	35.05	36.58	1.52	2.870
				includes	60.96	62.48	1.52	3.670
				includes	76.20	77.72	1.52	3.850
				and	108.20	111.25	3.05	0.852
				and	149.35	153.92	4.57	2.119
				includes	149.35	150.88	1.52	2.010
				includes	150.88	152.40	1.52	4.080
				and	160.02	164.59	4.57	0.451
				and	169.16	175.26	6.10	0.892
				and	184.40	187.45	3.05	0.914
				and	196.60	201.17	4.57	0.299

				and	213.36	219.46	6.10	1.591
				includes	216.41	217.93	1.52	5.380
				and	248.41	251.46	3.05	0.467
				and	284.99	289.56	4.57	0.355
TF-3027	332.23	-90°	0°	900 W	3.05	28.96	25.91	1.792
				includes	7.62	13.72	6.10	6.491
				and	39.62	42.67	3.05	1.092
				and	56.39	59.44	3.05	0.488
				and	65.53	91.44	25.91	0.318
				and	115.82	117.35	1.52	0.287
				and	245.36	257.56	12.20	0.229
				and	260.60	263.65	3.05	0.303
				and	320.04	323.09	3.05	0.162
TF-3028	204.22	-80°	195°	1000 W	7.62	13.72	6.10	0.592
				and	24.38	50.29	25.91	0.493
				and	56.39	57.91	1.52	0.347
				and	79.25	82.30	3.05	0.239
				and	85.34	97.59	12.25	0.446
				and	106.63	153.92	47.29	0.423
				includes	131.06	132.59	1.52	3.890
				and	185.93	198.12	12.19	0.319
TF-3029	307.85	-80°	195°	960 W	41.15	50.29	9.14	0.239
				and	86.87	102.11	15.24	1.501
				includes	89.92	91.44	1.52	9.290
				includes	99.06	100.58	1.52	2.260
				and	108.20	109.73	1.52	0.116
				and	126.49	128.02	1.52	1.730
				and	134.11	138.68	4.57	0.336
				and	141.73	144.78	3.05	0.294
				and	153.92	169.16	15.24	0.498
				and	176.78	181.36	4.57	0.593
				and	195.07	210.31	15.24	0.673
				includes	196.60	198.12	1.52	2.610
				includes	204.22	205.74	1.52	2.270
				and	220.98	237.74	16.76	0.451
				includes	224.03	225.55	1.52	2.140
				and	284.99	298.70	13.72	3.208
				includes	284.99	291.08	6.10	6.856
				includes	284.99	286.51	1.52	9.260

				includes	288.04	289.56	1.52	14.000
				includes	289.56	291.08	1.52	3.270
TF-3030	283.46	-75°	15°	860 W	13.72	48.77	62.48	0.645
				includes	19.81	21.34	1.52	3.890
				includes	38.10	39.62	1.52	2.790
				and	67.06	74.68	7.62	1.096
				includes	67.06	68.58	1.52	2.120
				and	79.25	108.20	28.96	0.473
				and	114.30	120.40	6.10	0.218
				and	129.54	150.88	21.34	0.170
				and	153.92	156.97	3.05	0.307
				and	160.02	161.54	1.52	0.451
				and	196.60	199.64	3.05	1.329
				and	202.69	205.74	3.05	0.483
				and	220.98	227.08	6.10	0.581
				and	246.89	251.46	4.57	1.835
				includes	248.41	251.46	3.05	2.595
				and	280.42	283.46	3.05	0.254
TF-3031	213.36	-50°	15°	660 W	0.00	19.81	19.81	2.292
				includes	9.14	16.76	7.62	4.412
				and	91.44	164.59	73.15	0.611
				includes	100.58	106.68	6.10	2.050
				and	169.16	173.74	4.58	0.626
TF-3032	204.22	-70°	195°	1060 W	18.29	21.34	3.05	0.509
TF-3033	286.51	-70°	195°	1080 W	33.53	36.58	3.05	0.233
				and	50.29	60.96	10.67	0.282
				and	144.78	146.30	1.52	0.334
TF-3034	292.61	-75°	195°	1020 W	4.57	6.10	1.52	0.535
				and	22.86	24.38	1.52	2.450
				and	28.96	33.53	4.57	0.656
				and	48.77	51.82	3.05	1.923
				includes	48.77	50.29	1.52	3.580
				and	60.96	82.30	21.34	0.555
				includes	60.96	62.48	1.52	3.720
				and	123.44	132.59	9.14	0.198
				and	135.64	144.78	9.14	0.212
				and	175.26	176.78	1.52	0.228
				includes	199.64	201.17	1.52	4.000
				and	257.56	259.08	1.52	0.223
TF-3035	182.88	-70°	195°	1060 W	1.52	4.57	3.05	0.281

				and	45.72	77.72	32.00	1.298
				includes	50.29	51.82	1.52	5.540
				and	94.49	96.01	1.52	0.380
				and	103.63	109.73	6.10	3.563
				includes	106.68	109.73	3.05	6.475
				and	124.97	126.49	1.52	0.465
				and	143.26	144.78	1.52	0.205
				and	179.83	182.88	3.05	2.987
				includes	179.83	181.36	1.52	5.530
TF-3036	172.21	-70°	195°	980 W	21.34	32.00	10.67	0.719
				includes	28.96	30.48	1.52	3.120
				and	44.20	57.91	13.72	1.082
				includes	48.77	50.29	1.52	2.850
				includes	53.34	54.86	1.52	2.980
				and	80.77	86.87	6.10	0.167
				and	94.49	97.54	3.05	0.166
				and	102.11	105.16	3.05	0.441
				and	158.50	160.02	1.52	0.261
TF-3037	240.79	-60°	195°	1020 W	36.58	38.10	1.52	0.397
				and	48.77	51.82	3.05	4.450
				includes	50.29	51.82	1.52	6.490
				and	149.35	153.92	4.57	0.228
				and	173.74	175.26	1.52	0.309
				and	208.79	210.31	1.52	0.438
				and	230.12	237.74	7.62	1.269
				includes	233.17	234.70	1.52	3.610
TF-3038	233.17	-70°	195°	1100 W	7.62	9.14	1.52	0.395
				and	85.34	88.39	3.05	2.005
				includes	86.87	88.39	1.52	2.750
				and	105.16	108.20	3.05	0.241
				and	114.30	117.35	3.05	0.422
				and	158.50	160.02	1.52	0.316
				and	190.50	195.07	4.57	0.185
				and	205.74	207.26	1.52	0.219
				and	220.98	222.50	1.52	0.552
TF-3039	259.08	-70°	195°	1220 W	0.00	3.05	3.05	0.711
				and	33.53	42.67	9.14	0.429
				and	57.91	67.06	9.15	0.635
				and	71.63	74.68	3.05	0.171
				and	94.49	97.54	3.05	0.191

				and	150.88	152.40	1.52	0.170
TF-3040	135.64	-70°	195°	1260 W	0.00	7.62	7.62	0.397
				and	62.48	65.53	3.05	0.791
				and	99.06	100.58	1.52	0.600
				and	112.78	115.82	3.05	0.421
TF-3041	59.44	-70°	195°	1260 W	0.00	1.52	1.52	0.171
TF-3042	202.69	-75°	195°	920 W	50.29	51.82	1.52	0.260
				and	99.06	102.11	3.05	0.363
				and	111.25	114.30	3.05	0.298
				and	124.97	128.02	3.05	0.482
				and	143.26	144.78	1.52	0.370
				and	160.02	176.78	16.76	0.329
TF-3043	190.50	-75°	195°	900 W	7.62	9.14	1.52	0.434
				and	74.68	89.92	15.24	0.453
				includes	74.68	76.20	1.52	2.330
				and	102.11	103.63	1.52	0.204
				and	112.78	115.82	3.05	0.552
				and	126.49	129.54	3.05	0.206
				and	158.50	172.21	13.72	0.269
				and	188.98	190.50	1.52	0.243
TF-3044	248.41	-70°	195°	1260 W	0.00	21.34	21.34	0.656
				includes	0.00	1.52	1.52	2.170
				includes	10.67	12.19	1.52	3.410
				and	28.96	51.82	22.86	0.823
				includes	28.96	32.00	3.04	2.820
				includes	45.72	47.24	1.52	2.330
				and	82.30	85.34	3.05	0.484
				and	94.49	96.01	1.52	0.457
				and	207.26	208.79	1.52	0.968
				and	213.36	217.93	4.57	0.220
TF-3045	216.41	-70°	195°	1280 W	0.00	18.29	18.29	0.839
				includes	4.57	6.10	1.52	3.070
				and	57.91	62.48	4.57	1.294
				and	73.15	77.72	4.57	0.632
				and	108.20	109.73	1.52	0.500
				and	120.40	121.92	1.52	1.850
				and	190.50	192.02	1.52	0.266
TF-3046	251.46	-70°	195°	680 W	6.10	28.96	22.86	0.220
				and	57.91	62.48	4.57	0.374
				and	89.92	92.96	3.05	0.386
				and	135.64	138.68	3.05	0.260

				and	231.65	234.70	3.05	0.325
				and	240.79	242.32	1.52	0.676
TF-3047	199.64	-85°	15°	660 W	33.53	35.05	1.52	0.861
				and	62.48	64.01	1.52	0.293
				and	103.63	108.20	4.57	0.459
				and	128.02	135.64	7.62	1.519
				includes	131.06	132.59	1.52	4.690
				and	146.30	147.83	1.52	1.470
				and	172.21	199.64	27.43	0.902
				includes	178.31	179.83	1.52	3.320
				includes	190.50	192.02	1.52	5.480
TF-3048	248.41	-70°	195°	980 W	30.48	35.05	4.57	1.803
				includes	32.00	33.53	1.52	4.860
				and	42.67	44.20	1.52	0.919
				and	48.77	50.29	1.52	0.357
				and	56.39	59.44	3.05	0.522
				and	88.39	99.06	10.67	1.619
				includes	88.39	92.96	4.57	3.182
				and	140.21	144.78	4.57	0.272
				and	179.83	187.45	7.62	2.356
				includes	181.36	182.88	1.52	9.240
				and	193.55	211.84	18.29	1.281
				includes	196.60	199.64	3.04	2.550
				includes	205.74	208.79	3.05	3.060
				and	217.93	220.98	3.05	0.985
TF-3049	224.03	-80°	195°	1000 W	42.67	45.72	3.05	0.236
				and	83.82	86.87	3.05	0.386
				and	96.01	108.20	12.19	0.585
				and	117.34	140.21	22.87	1.711
				includes	117.34	118.87	1.52	8.650
				includes	121.92	123.44	1.52	4.280
				includes	124.97	126.49	1.52	7.020
				and	146.30	147.82	1.52	0.208
				and	156.97	163.07	6.10	0.197
				and	192.02	193.55	1.52	0.199
				and	213.36	222.50	9.14	1.515
				includes	213.36	214.88	1.52	7.630
TF-3050	202.69	-66°	190°	960 W	32.00	35.05	3.05	0.327
				and	51.82	53.34	1.52	0.216

				and	86.87	94.49	7.62	1.646
				includes	89.92	91.44	1.52	4.790
				and	137.16	141.73	4.57	0.247
				and	182.88	190.50	7.62	1.667
				includes	182.88	184.40	1.52	4.280
				and	193.55	195.07	1.52	0.321
TF-3051	242.32	-70°	195°	80 W	0.00	9.14	9.15	0.216
				and	24.38	33.53	9.15	1.033
				includes	30.48	32.00	1.52	4.235
				and	97.54	100.58	3.05	0.581
				and	117.35	128.02	10.67	0.286
				and	146.30	147.83	1.52	0.365
				and	160.02	167.64	7.62	0.454
				and	188.98	192.02	3.05	0.223
TF-3052	249.94	-70°	195°	60 W	16.76	21.34	4.58	0.265
				and	42.67	48.77	6.10	0.243
				and	59.44	64.01	4.57	0.251
				and	76.20	77.72	1.52	0.476
				and	123.44	134.11	10.67	0.237
				and	149.35	150.88	1.53	0.182
				and	161.54	188.98	27.44	2.517
				includes	172.21	175.26	3.05	19.387
				and	219.46	220.98	1.52	0.578
				and	236.22	237.74	1.52	0.334
TF-3053	249.94	-70°	195°	100 W	13.72	19.81	6.10	0.258
				and	210.31	213.36	3.05	0.941
				and	228.60	230.12	1.52	0.423
				and	237.74	239.27	1.52	0.491
TF-3054	249.94	-70°	195°	120W	1.52	22.86	21.34	0.196
				and	91.44	99.06	7.62	0.680
				and	105.16	106.68	1.52	0.925
				and	170.69	176.78	6.1	0.198
				and	178.31	179.83	1.52	1.062
				and	187.45	188.98	1.52	0.555
				and	193.55	196.6	3.10	0.231
				and	213.36	216.41	3.10	0.827
TF-3055	249.94	-70°	195°	60 w	0.00	10.67	10.67	0.222
				and	13.72	15.24	1.52	0.228
				and	60.96	65.53	4.57	0.799
				and	71.63	74.68	3.10	0.245

				and	85.34	92.96	7.62	0.263
				and	111.25	126.49	15.24	1.307
				includes	111.25	112.78	1.52	9.426
				includes	120.4	121.92	1.52	2.023
				and	144.78	150.88	6.10	0.417
TF-3056	249.94	-70°	195°	20 W	19.81	22.86	3.10	0.316
				and	33.53	36.58	3.10	2.350
				includes	35.05	36.58	1.52	3.208
				and	41.15	42.67	1.52	0.263
				and	82.30	85.34	3.10	0.299
				and	92.96	106.68	13.72	0.293
				and	118.87	132.59	13.72	1.098
				includes	118.87	121.92	3.10	3.917
				and	155.45	158.50	3.10	0.689
				and	230.12	231.65	1.52	0.174
				and	240.79	243.84	3.10	0.402
TF-3057	219.46	-70°	195°	180 W	0.00	7.62	7.62	0.282
				and	176.78	184.40	7.62	0.199
				and	195.07	205.74	10.67	0.341
				and	208.79	214.88	6.10	0.357
TF-3058	249.94	-90°	0°	180 W	4.57	6.10	1.52	0.246
				and	9.14	15.24	6.10	0.166
				and	25.91	30.48	4.57	0.226
				and	68.58	73.15	4.57	0.522
				and	86.87	91.44	4.57	0.214
				and	112.78	117.35	4.57	0.192
				and	124.97	129.54	4.57	0.307
				and	134.11	140.21	6.10	0.214
				and	175.26	179.83	4.57	0.245
				and	201.17	207.26	6.10	0.142
				and	217.93	220.98	3.05	0.259
				and	225.55	227.08	1.52	0.388
				and	243.84	248.41	4.57	0.277
TF-3059	225.55	-70°	195°	160 W	3.05	4.57	1.52	0.826
				and	56.39	83.82	27.43	0.591
				includes	59.44	60.96	1.52	5.182
				and	91.44	108.20	16.76	0.247
				and	182.88	188.98	6.10	0.222
				and	196.60	201.17	4.57	0.203
TF-3060	280.42	-80°	195°	and	27.43	33.53	6.10	0.369

				and	53.34	54.86	1.52	0.224
				and	56.39	64.01	7.62	0.173
				and	99.06	103.63	4.57	0.165
				and	114.30	115.82	1.52	0.210
				and	118.87	120.40	1.52	0.200
				and	126.49	128.02	1.52	0.167
				and	147.83	150.88	3.05	0.251
				and	156.97	158.50	1.52	0.209
				and	172.21	175.26	3.05	0.383
				and	179.83	182.88	3.05	0.349
				and	243.84	245.36	1.52	0.218
				and	251.46	252.98	1.52	0.222
TF-3061	182.88	-70°	195°	140 W	73.15	76.20	3.05	0.239
				and	117.35	121.92	4.57	1.266
				includes	117.35	118.87	1.52	3.176
				and	124.97	126.49	1.52	0.125
				and	129.54	141.73	12.19	0.582
				includes	131.06	132.59	1.52	2.547
				and	150.88	153.92	3.05	0.443
TF-3062	182.88	-70°	195°	120 W	32.00	39.62	7.62	0.345
				and	47.24	50.29	3.05	0.172
				and	62.48	67.06	4.58	0.320
				and	76.20	80.77	4.57	0.398
				and	92.96	103.63	10.67	0.631
				and	111.25	118.87	7.62	0.262
				and	135.64	138.68	3.05	0.194
				and	156.97	172.21	15.24	0.324
				and	176.78	179.83	3.05	0.725
TF-3063	182.88	-70°	195°	100 W	9.14	36.58	27.44	0.462
				and	102.11	112.78	10.67	0.609
				and	118.87	123.44	4.57	0.163
				and	150.88	152.40	1.52	0.215
TF-3064	182.88	-70°	195°	120 W	1.52	3.05	1.52	0.161
				and	44.20	45.72	1.52	0.183
				and	53.34	54.86	1.52	0.505
				and	67.06	77.72	10.66	0.266
				and	102.11	105.16	3.05	0.186
				and	164.59	166.12	1.52	0.265
				and	179.83	181.36	1.52	1.180
TF-3065	131.06	-70°	195°	20 E	10.67	18.29	7.62	0.163
				and	42.67	50.29	7.62	0.489

				and	57.91	64.01	6.10	0.792
				includes	57.91	59.44	1.52	2.007
				and	82.30	106.68	24.38	0.549
TF-3066	182.88	-70°	195°	0.00	12.19	19.81	7.62	0.963
				includes	13.72	15.24	1.52	3.089
				and	33.53	35.05	1.52	0.375
				and	44.20	45.72	1.52	0.193
				and	62.48	67.06	4.58	0.913
				includes	62.48	64.01	1.52	2.270
				and	88.39	91.44	3.05	0.257
				and	99.06	100.58	1.52	0.299
				and	105.16	117.35	12.19	0.568
				and	126.49	131.06	4.57	0.269
				and	167.64	169.16	1.52	0.188
				and	173.74	176.78	3.05	0.452
TF-3067	182.88	-70°	195°	100 W	3.05	9.14	6.09	0.291
				and	41.15	44.20	3.05	1.564
				includes	41.15	42.67	1.52	2.995
				and	68.58	74.68	6.10	0.565
				and	150.88	155.45	4.57	0.498
TF-3068	140.21	-70°	195°	80 W	4.05	6.10	1.52	0.236
				and	80.77	82.30	1.52	0.199
				and	128.00	129.52	1.52	3.500
TF-3069	121.92	-70°	195°	40 E	1.52	3.05	1.52	0.247
				and	10.67	15.24	4.57	0.165
				and	30.48	38.10	7.62	0.335
				and	42.67	50.29	7.62	0.595
				and	62.48	64.01	1.52	0.181
				and	71.63	76.20	4.57	0.832
				and	86.87	88.39	1.52	1.823
				and	97.54	100.58	3.05	0.184
TF-3070	254.51	-90°	0°	20 W	7.62	9.14	1.52	0.616
				and	19.81	41.15	21.34	0.390
				and	62.48	68.58	6.10	0.624
				and	79.25	82.30	3.05	0.191
				and	111.25	112.78	1.52	0.740
				and	150.88	158.50	7.62	0.701
				and	167.64	170.69	3.05	0.332
				and	175.26	192.02	16.76	0.199
				and	196.60	199.64	3.05	0.369
TF-3071	201.17	-70°	195°	40 E	6.10	7.62	1.52	0.181

				and	12.19	13.72	1.52	0.397
				and	47.24	48.77	1.52	0.200
				and	74.68	77.72	3.05	0.166
				and	86.87	88.39	1.52	0.854
				and	117.35	121.92	4.57	0.759
				and	129.54	131.06	1.52	0.164
				and	143.78	145.30	1.52	0.218
				and	164.59	181.36	16.77	0.267
TF-3072	249.94	-70°	195°	0.00	3.05	15.24	12.19	0.188
				and	25.91	27.43	1.52	0.205
				and	44.20	51.82	7.62	0.272
				and	62.48	70.10	7.62	0.404
				and	74.68	88.39	13.71	0.207
				and	161.54	164.59	3.05	0.406
				and	199.64	205.74	6.10	10.736
				includes	201.17	204.22	3.05	21.049
				and	210.31	211.84	3.05	0.188
TF-3073	112.78	-70°	195°	0.00	4.57	12.19	7.62	0.168
				and	47.24	51.82	4.58	0.276
				and	70.10	73.15	3.05	0.271
				and	80.77	91.44	10.67	1.041
				includes	89.92	91.44	1.52	4.332
				and	100.58	105.16	4.58	0.282
TF-3074	201.17	-70°	195°	20 W	16.76	19.81	3.05	1.143
				includes	16.76	18.29	1.52	2.121
				and	73.15	82.30	9.15	0.325
				and	131.06	132.59	1.52	0.305
				and	176.78	181.36	4.58	0.199
				and	190.50	201.17	10.67	0.356
TF-3075	201.17	-70°	195°	60 E	38.10	41.15	3.05	0.263
				and	74.68	77.72	3.05	0.826
				and	82.30	86.87	4.57	0.286
				and	123.44	150.88	27.43	0.321
				includes	128.02	129.54	1.52	2.262
				and	166.12	193.55	27.43	0.906
				includes	169.16	172.21	3.05	5.189
TF-3076	182.88	-70°	195°	60 W	30.48	32.00	1.52	0.344
				and	41.15	42.67	1.52	0.196
				and	53.34	60.96	7.62	1.328

				includes	56.39	57.91	1.52	3.282
				and	71.63	76.20	4.57	0.404
				and	96.01	97.54	1.52	0.334

				and	146.30	166.12	19.82	0.262
				and	170.69	173.74	3.05	0.493
				and	178.31	179.83	1.52	0.169
TF-3077	121.92	-70°	195°	80 W	4.57	22.86	18.29	0.232
				and	30.48	32.00	1.52	0.330
				and	85.34	88.39	3.05	0.380
				and	96.01	99.06	3.05	0.225
				and	105.16	115.82	10.66	0.208
TF-3078	179.83	-70°	195°	100 W	16.76	18.29	1.52	0.223
				and	109.73	118.87	9.14	0.385
				and	153.92	166.12	12.20	0.451
				and	175.26	179.83	4.57	0.269
TF-3079	201.17	-70°	195°	40 W	13.72	42.67	28.96	0.465
				includes	36.58	38.10	1.52	2.968
				and	47.24	48.77	1.52	0.322
				and	60.96	77.72	16.76	0.404
				includes	62.48	64.01	1.52	2.956
				and	91.44	92.96	1.52	0.184
				and	103.63	105.16	1.52	0.271
				and	114.30	115.82	1.52	0.515
				and	120.40	121.92	1.52	0.233
				and	129.54	131.06	1.52	1.580
				and	167.64	169.16	1.52	0.255
				and	193.55	195.07	1.52	0.302
TF-3080	193.53	-70°	195°	60 W	18.29	30.48	12.19	0.926
				includes	22.86	24.38	1.52	5.778
				and	74.68	76.20	1.52	0.193
				and	99.06	100.58	1.52	0.277
				and	124.97	135.64	10.67	0.162
				and	147.83	152.40	4.57	0.516
				and	173.74	181.36	7.62	0.176
TF-3081	219.46	-70°	195°	260 W	10.67	15.24	4.57	0.171
				and	21.34	22.86	1.52	0.169
				and	67.06	73.15	6.10	5.299
				includes	67.06	70.10	3.05	9.398
				and	132.59	135.64	3.05	0.181
				and	140.21	141.73	1.52	0.346
				and	187.45	193.55	6.10	0.562
				and	207.26	210.31	3.05	0.197
				and	214.88	219.46	4.57	0.423

TF-3082	222.5	-70°	195°	120 W	70.10	77.72	7.62	0.443
				and	83.82	85.34	1.52	0.392
				and	100.58	103.63	3.05	0.287
				and	121.92	124.97	3.05	0.178
				and	129.54	131.06	1.52	0.326
				and	149.35	167.64	18.29	0.288
				and	172.21	173.74	1.52	0.197
				and	187.45	198.12	10.67	0.707
				includes	195.07	196.60	1.52	4.132
				and	204.22	217.93	13.72	0.500
TF-3083	182.88	-90°	0°	220 W	0.00	3.05	3.05	0.273
				and	7.62	12.19	4.57	0.204
				and	13.72	15.24	1.52	0.194
				and	88.39	94.49	6.10	0.169
				and	135.64	137.16	1.52	0.507
				and	153.92	167.64	13.72	0.551
				and	181.36	182.88	1.52	0.613
TF-3084	140.21	-70°	195°	200 W	4.57	36.58	32.00	0.173
				and	59.44	60.96	1.52	0.654
				and	67.06	70.10	3.05	0.327
				and	103.63	106.68	3.05	0.228
TF-3085	201.17	-70°	195°	260 W	3.05	19.81	16.76	0.220
				and	99.06	108.20	9.14	1.182
				includes	100.58	102.11	1.52	5.124
				and	178.31	182.88	4.57	0.926
TF-3086	277.37	-70°	195°	280 W	6.10	9.14	3.05	0.319
				and	12.19	25.91	13.72	0.429
				includes	18.29	19.81	1.52	2.044
				and	111.25	112.78	1.52	0.387
				and	155.45	164.59	9.14	1.142
				includes	155.45	156.97	1.52	5.786
				and	228.60	230.12	1.52	0.302
				and	240.79	265.18	24.39	0.781
				includes	256.03	259.08	3.05	4.186
TF-3087	201.17	-70°	195°	280 W	3.05	4.57	1.52	0.168
				and	7.62	30.48	22.86	0.187
				and	35.05	47.24	12.19	0.227
				and	56.39	57.91	1.52	0.221
				and	106.68	108.20	1.52	0.199
				and	121.92	128.02	6.10	0.372

				and	179.83	181.36	1.52	0.197
TF-3088	153.92	-70°	195°	260 W	6.10	9.14	3.05	0.462
				and	13.72	24.38	10.67	0.162
				and	28.96	44.20	15.24	0.166
				and	51.82	53.34	1.52	0.342
				and	97.54	99.06	1.52	0.232
TF-3089	140.21	-70°	195°	260 W	9.14	24.38	15.24	0.218
				and	83.82	85.34	1.52	0.171
TF-3090	132.59	-70°	195°	120 W	10.67	18.29	7.62	0.478
				and	21.34	28.96	7.62	0.187
				and	80.77	86.87	6.10	0.513
				and	117.35	121.92	4.57	0.185
TF-3091	161.54	-70°	195°	120 W	7.62	12.19	4.57	0.184
				and	18.29	24.38	6.10	0.297
				and	74.68	83.82	9.14	0.143
				and	96.01	97.54	1.52	0.498
				and	132.59	143.26	10.67	2.229
				includes	134.11	137.16	3.05	2.419
				includes	137.16	138.68	1.52	8.625
				and	153.92	155.45	1.52	0.751
TF-3101	220.98	-66°	220°	940 W	0.00	6.10	6.10	2.082
				includes	3.05	4.57	1.52	7.300
				and	54.86	56.39	1.52	0.205
				and	82.30	86.87	4.57	0.505
				and	111.25	114.30	3.05	0.389
				and	124.97	126.49	1.52	0.243
				and	169.16	170.68	1.52	0.297
				and	192.06	193.45	1.52	0.222
				and	196.60	198.12	1.52	0.536
TF-3102	352.04	-78°	15°	820 W	12.19	21.34	9.15	1.388
				includes	19.81	21.34	1.52	3.030
				and	36.58	41.15	4.57	1.067
				includes	36.58	38.10	1.52	2.200
				and	53.34	56.39	3.05	2.663
				includes	53.34	54.86	1.52	3.990
				and	73.15	115.82	42.67	0.606
				includes	80.77	82.30	1.52	2.960
				and	150.88	153.92	3.04	0.319
				and	163.07	167.64	4.57	2.251
				includes	164.59	166.12	1.52	4.710
				and	176.78	178.31	1.52	0.195

				and	184.40	187.45	3.05	0.251
				and	195.07	196.60	1.52	1.745
				and	202.69	216.41	13.72	1.519
				includes	204.22	205.74	1.52	3.240
				includes	207.26	208.79	1.52	6.860
				and	236.22	237.74	1.52	1.055
				and	249.94	252.98	3.05	0.529
				and	256.01	265.18	9.14	0.295
				and	274.32	289.56	15.24	0.338
				and	309.37	320.04	10.67	0.937
				includes	312.42	313.94	1.52	2.210
				and	324.61	341.38	16.77	0.675
				includes	332.23	333.76	1.52	2.530
TF-3103	364.24	-77°	15°	840 W	0.00	19.81	19.81	1.004
				includes	7.62	10.67	3.05	4.615
				and	38.10	50.29	12.19	0.335
				and	64.01	89.92	25.91	0.596
				includes	79.25	80.77	1.52	2.240
				and	103.63	105.16	1.52	0.634
				and	111.25	137.16	25.91	0.306
				and	153.92	156.97	3.05	0.299
				and	176.78	187.45	10.67	0.542
				and	211.84	224.03	12.19	0.773
				includes	211.84	213.36	1.52	2.050
				includes	220.98	222.50	1.52	2.460
				and	233.17	234.70	1.52	0.186
				and	248.41	265.18	16.77	0.898
				includes	259.08	260.60	1.52	2.460
				and	272.80	274.32	1.52	0.297
				and	277.37	278.89	1.52	0.225
				and	286.51	338.33	51.82	0.358
TF-3104	205.74	-70°	195°	500 W	27.43	28.96	1.52	0.468
				and	51.82	53.34	1.52	0.368
				and	60.96	62.48	1.52	0.270
				and	80.77	82.29	1.52	1.120
				and	97.54	102.10	4.56	1.508
				includes	97.54	99.08	1.52	2.540
				and	123.44	129.54	6.10	0.189
				and	140.21	141.73	1.52	0.385
				and	156.97	158.50	1.52	0.460
				and	173.74	176.78	3.05	0.178
				and	185.93	190.50	4.57	0.781

				includes	185.93	187.45	1.52	2.010
TF-3105	236.22	-70°	195°	540 W	28.96	33.53	4.57	0.239
				and	56.39	59.44	3.05	0.287
				and	71.63	74.68	3.05	0.418
				and	96.01	108.20	12.19	0.645
				includes	99.06	100.58	1.52	3.080
				and	149.35	150.88	1.52	0.242
				and	190.50	192.02	1.52	0.331
				and	234.76	236.22	1.52	0.282
TF-3106	245.36	-70°	195°	460 W	4.57	16.76	12.19	2.462
				includes	6.10	7.62	1.52	11.950
				includes	15.24	16.76	1.52	3.490
				and	24.38	38.10	13.72	0.224
				and	65.53	67.06	1.52	0.195
				and	70.10	71.63	1.52	0.663
				and	117.35	118.87	1.52	0.163
				and	170.69	172.21	1.52	1.040
				and	179.83	181.36	1.52	0.450
				and	184.40	188.98	4.58	0.317
				and	201.12	202.69	1.52	1.520
				and	217.93	225.55	7.62	0.454
TF-3107	193.55	-70°	15°	900 W	21.34	25.91	4.57	0.166
				and	33.53	41.15	7.62	0.520
				and	67.06	76.20	9.14	1.059
				includes	70.10	71.63	1.52	3.870
				and	80.77	86.87	6.10	0.391
				and	124.97	129.54	4.57	0.207
				and	135.64	137.16	1.52	0.398
				and	149.35	150.88	1.52	0.346
				and	166.12	182.88	16.76	0.252
				and	187.45	190.50	3.05	0.370
TF-3108	211.84	-70°	195°	880 W	12.19	13.72	1.52	0.355
				and	18.29	74.68	56.39	0.819
				includes	22.86	27.43	4.57	2.283
				includes	28.96	32.00	3.04	2.920
				includes	42.67	44.20	1.52	2.590
				and	88.39	89.92	1.52	0.269
				and	97.54	99.06	1.52	5.250
				and	156.97	158.50	1.52	0.162
				and	196.60	202.69	6.09	0.269
TF-3109	289.56	-70°	195°	920 W	0.00	4.57	4.57	0.615

				and	13.72	19.81	6.09	0.199
				and	42.67	50.29	7.62	0.215
				and	56.39	74.68	18.29	0.444
				and	103.63	109.73	6.10	1.012
				includes	103.63	105.16	1.52	3.580
				and	132.59	143.26	10.67	0.265
				and	155.45	156.97	1.52	0.185
				and	172.21	173.74	1.52	0.501
				and	201.17	204.22	3.05	0.339
				and	217.93	222.50	4.57	0.907
				and	243.84	245.36	1.52	0.260
TF-3110	199.64	-75°	195°	920 W	0.00	38.10	38.10	1.243
				includes	30.48	32.00	1.52	20.700
				and	50.29	56.39	6.10	0.170
				and	76.20	79.25	3.05	0.617
				and	140.21	141.73	1.52	0.346
				and	153.92	158.50	4.58	0.264
TF-3111	263.65	-75°	195°	900 W	0.00	1.52	1.52	0.214
				and	9.14	24.38	15.24	0.412
				and	47.24	59.44	12.20	0.251
				and	68.06	82.30	14.24	0.383
				and	111.25	117.35	6.10	0.169
				and	123.44	128.02	4.58	1.586
				includes	123.44	124.97	1.52	3.730
				and	153.92	155.45	1.52	0.812
				and	190.50	192.02	1.52	0.240
				and	211.84	216.41	4.57	0.344
				and	233.17	234.70	1.52	0.481
TF-3112	278.89	-90°	0°	800 W	0.00	15.24	15.24	0.398
				and	27.43	41.15	13.72	0.821
				and	53.34	88.39	35.05	0.628
				includes	65.53	67.06	1.52	2.660
				includes	74.68	76.20	1.52	2.960
				and	102.11	135.64	33.53	0.846
				includes	114.30	117.35	3.05	3.925
				and	141.73	153.92	12.19	0.443
				and	163.07	173.74	10.67	0.843
				includes	166.12	167.64	1.52	3.310
				and	181.36	184.40	3.05	0.299
				and	187.45	192.02	4.57	0.267
				and	220.98	225.55	4.57	0.403

				and	230.12	233.17	3.05	0.325
				and	246.89	275.84	28.95	0.219
TF-3113	280.41	-85°	195°	780 W	0.00	7.62	7.62	1.469
				includes	0.00	1.52	1.52	2.010
				and	35.05	41.15	6.10	0.718
				and	60.96	79.25	18.29	1.939
				includes	62.48	68.58	6.10	4.478
				includes	71.63	73.15	1.52	2.140
				and	85.34	86.87	1.52	0.531
				and	92.96	102.11	9.15	0.209
				and	106.68	117.35	10.67	2.230
				includes	106.68	108.20	1.52	12.950
				and	124.97	188.98	64.01	0.646
				includes	124.97	126.49	1.52	3.440
				includes	160.02	161.64	1.52	4.430
				and	213.36	233.17	19.81	1.077
				includes	214.88	216.41	1.52	9.220
				and	248.41	251.46	3.05	0.292
				and	254.51	256.03	1.52	0.267
TF-3114	135.64	-70°	195°	940 W	0.00	12.19	12.19	1.257
				includes	1.52	4.57	3.05	3.505
				and	28.96	30.48	1.52	0.243
				and	41.15	44.20	3.05	0.200
				and	47.24	48.77	1.52	0.165
				and	51.82	68.58	16.76	0.292
				and	103.63	105.16	1.52	0.367
				and	109.73	112.78	3.05	0.383
				and	124.97	126.49	1.52	0.411
				and	131.06	134.11	3.05	1.308
TF-3115	260.60	-85°	15°	780 W	0.00	15.24	15.24	0.915
				includes	10.67	12.19	1.52	4.630
				and	38.10	45.72	7.62	2.539
				includes	42.67	44.20	1.52	9.500
				and	70.10	134.11	64.01	0.503
				includes	70.10	71.63	1.52	3.430
				and	141.73	153.92	12.19	0.502
				and	178.31	181.36	3.05	0.324
				and	187.45	259.08	71.63	1.555
				includes	205.74	220.98	15.24	4.929
TF-3116	239.27	-90°	0°	920 W	0.00	62.48	62.48	0.859
				includes	19.81	21.34	1.52	5.650
				includes	41.15	42.67	1.52	2.520
				and	68.58	99.06	30.48	0.381
				and	132.59	134.11	1.52	0.501

				and	143.26	144.78	1.52	0.434
				and	158.50	161.54	3.05	0.291
				and	164.59	170.69	6.10	0.821
				includes	169.16	170.69	1.52	2.410
				and	185.93	187.45	1.52	0.363
				and	192.02	196.60	4.58	0.244
				and	219.46	231.65	12.19	0.208
TF-3117	266.70	-70°	195°	940 W	0.00	4.57	4.57	0.232
				and	42.67	48.77	6.10	0.302
				and	54.86	56.39	1.52	1.385
				and	59.44	68.58	9.14	0.589
				and	91.44	92.96	1.52	0.165
				and	99.06	100.58	1.52	0.295
				and	149.35	150.88	1.52	0.315
				and	175.26	179.83	4.57	0.364
				and	188.98	196.60	7.62	0.409
				and	248.41	251.46	3.05	0.232
TF-3118	257.56	-80°	15°	720 W	36.58	45.72	9.14	0.355
				and	65.53	71.63	6.10	1.350
				includes	70.10	71.63	1.52	4.710
				and	89.92	96.01	6.09	0.816
				and	163.07	166.12	3.05	0.477
				and	178.31	184.40	6.09	0.871
				includes	178.31	179.83	1.52	2.570
TF-3119	269.75	-70°	195°	920 W	15.24	16.76	1.52	2.460
				and	21.34	27.43	6.09	0.249
				and	53.34	54.86	1.52	0.208
				and	97.54	99.06	1.52	0.798
				and	181.36	182.88	1.52	0.360
				and	265.18	266.70	1.52	0.456
TF-3120	272.80	-70°	195°	720 W	33.53	62.48	28.95	0.650
				includes	54.72	47.24	1.52	2.100
				and	100.58	102.11	1.52	1.155
				and	134.11	156.97	22.86	0.309
				and	208.79	210.31	1.52	1.005
TF-3121	233.17	-85°	15°	880 W	33.53	38.10	4.57	0.224
				and	47.24	50.29	3.05	0.385
				and	86.87	91.44	4.57	0.164
				and	109.73	115.82	6.09	0.323
				and	166.12	167.64	1.52	0.324
				and	196.60	199.64	3.04	0.293

				and	216.41	217.93	1.52	0.176
TF-3122	172.21	-75°	195°	800 W	13.72	15.24	1.52	0.234
				and	39.62	41.15	1.52	0.261
				and	47.24	51.82	4.58	0.572
				and	65.53	82.30	16.77	0.353
				and	88.39	99.06	10.67	0.248
				and	108.20	152.40	44.20	0.676
				includes	121.92	123.44	1.52	5.180
				includes	132.59	134.11	1.52	2.200
				includes	147.83	149.35	1.52	2.740
TF-3123	172.21	-70°	195°	840 W	9.14	10.66	1.52	0.257
				and	13.72	15.24	1.52	0.238
				and	19.81	22.86	3.05	0.716
				and	28.96	38.10	9.14	0.342
				and	41.15	44.20	3.05	0.782
				and	47.24	50.29	3.05	0.161
				and	56.39	60.96	4.57	0.304
				and	83.85	99.06	15.21	0.319
				and	105.16	112.78	7.62	0.451
				and	128.01	134.11	6.10	0.901
				includes	132.59	134.11	1.52	2.250
				and	141.73	156.97	15.24	0.605
TF-3124	239.27	-80°	195°	760 W	65.53	91.44	25.91	0.291
				includes	73.15	74.68	1.52	2.360
				and	155.45	156.97	1.52	0.231
				and	167.64	170.69	3.05	0.233
				and	222.50	233.17	10.67	0.268
TF-3125	248.41	-70°	195°	1180 W	28.96	32.00	3.05	5.030
				and	42.67	47.24	4.57	0.515
				and	50.29	51.81	1.52	1.285
				and	56.39	65.53	9.14	2.492
				includes	57.91	59.44	1.52	9.670
				and	108.20	109.73	1.52	0.224
				and	123.44	126.49	3.05	1.127
				and	131.06	135.64	4.58	0.637
				and	220.98	222.50	1.52	0.196
				and	240.79	242.32	1.52	1.325
TF-3126	352.04	-80°	197°	660 W	9.14	12.19	3.05	0.555
				and	21.34	27.43	6.10	0.277
				and	32.00	45.72	13.72	0.651
				includes	36.58	38.10	1.52	2.050

				and	67.06	71.63	4.57	0.268
				and	129.54	149.35	19.81	0.674
				includes	135.64	137.16	1.52	3.530
				and	166.12	173.74	7.62	0.454
				and	179.83	181.36	1.52	0.552
				and	187.45	193.55	6.10	0.270
				and	216.41	217.93	1.52	0.606
				and	222.50	228.60	6.10	0.594
				and	233.17	268.22	35.05	1.233
				includes	240.79	243.84	3.05	6.055
				includes	252.98	256.03	3.05	2.895
				includes	257.56	259.08	1.52	2.430
				and	277.37	312.42	35.05	0.276
				and	315.47	326.14	10.67	0.376
TF-3127	379.48	-90°	0°	1060 W	10.67	22.86	12.19	0.388
				and	27.43	30.48	3.05	0.208
				and	36.58	48.77	12.19	0.318
				and	60.96	89.92	28.96	0.826
				includes	77.72	80.77	3.05	3.615
				and	100.58	102.11	1.52	0.322
				and	117.35	120.40	3.05	0.486
				includes	105.16	106.68	1.52	2.820
				and	131.06	141.73	10.67	0.759
				includes	140.21	141.73	1.52	2.830
				and	146.30	153.92	7.62	0.250
				and	230.12	256.03	25.91	0.601
				includes	248.41	249.94	1.52	2.230
				and	263.65	268.22	4.57	0.267
				and	309.37	312.42	3.05	0.746
				and	318.52	321.56	3.05	0.269
				and	353.57	365.76	12.19	0.224
				and	371.86	376.43	4.57	0.296
TF-3128	166.12	-70°	195°	1160 W	47.24	48.77	1.52	0.475
				and	67.06	70.10	3.05	0.352
				and	79.25	96.01	16.76	1.252
				includes	80.77	83.82	3.05	4.500
TF-3129	275.84	-90°	0°	1160 W	0.00	41.15	41.15	0.955
				includes	4.57	6.10	1.52	4.480
				includes	30.48	32.00	1.52	3.550
				includes	38.10	39.62	1.52	3.410

				and	47.24	50.29	3.05	0.242
				and	103.63	106.68	3.05	0.363
				and	128.02	129.54	1.52	0.200
				and	149.35	152.40	3.05	0.261
				and	227.08	230.12	3.05	0.435
TF-3130	224.03	-70°	195°	720 W	0.00	4.57	4.57	0.307
				and	33.53	45.72	12.19	0.529
				and	50.29	56.39	6.10	0.619
				and	77.72	80.77	3.05	1.268
				includes	77.72	79.25	1.52	2.370
				and	114.30	115.82	1.52	0.436
				and	132.59	164.59	32.00	0.622
				includes	140.21	141.73	1.52	2.750
				and	199.64	213.36	13.72	0.195
				and	217.93	219.46	1.52	0.360
TF-3131	211.84	-70°	195°	740 W	50.29	51.82	1.52	0.228
				and	57.91	60.96	3.05	0.575
				and	68.58	80.77	12.19	0.553
				and	111.25	118.87	7.62	0.209
				and	144.78	147.83	3.05	0.867
				includes	144.78	146.30	1.52	2.160
				and	166.12	169.16	3.05	1.156
				includes	166.12	167.64	1.52	2.130
TF-3132	184.40	-70°	195°	320 W	10.67	24.38	13.72	0.912
				includes	16.76	18.29	1.52	2.500
				and	45.72	48.77	3.05	0.447
				and	83.82	86.87	3.05	0.294
				and	99.06	106.68	7.62	0.285
TF-3133	288.04	-70°	195°	320 W	0.00	1.52	1.52	0.555
				and	64.01	68.58	4.57	0.214
				and	92.96	96.01	3.05	1.515
				includes	92.96	94.49	1.52	2.200
				and	102.11	111.25	9.14	0.278
				and	117.35	176.78	59.44	0.458
				includes	126.49	128.02	1.52	3.730
				and	207.26	211.84	4.57	0.874
				and	224.03	249.94	25.91	0.396
				and	257.56	266.70	9.14	0.311
TF-3134	211.84	-70°	195°	1180 W	1.52	15.24	13.72	1.419
				includes	6.10	9.14	3.05	2.815
				and	59.44	62.48	3.05	0.185

				and	79.25	92.96	13.71	0.391
TF-3135	169.16	-90°	0°	1120 W	32.00	36.58	4.58	0.449
				and	53.34	59.44	6.10	0.975
				includes	53.34	54.86	1.52	3.610
				and	106.68	114.30	7.62	4.916
				includes	108.20	111.25	3.05	11.880
				and	123.44	126.48	3.05	0.317
				and	149.35	150.88	1.52	0.751
				and	160.02	167.64	7.62	0.614
TF-3136	166.12	-70°	195°	1180 W	12.19	32.00	19.81	3.895
				includes	18.29	24.38	6.09	10.715
				and	41.15	44.20	3.05	0.573
				and	115.82	117.35	1.52	0.805
				and	126.49	132.59	6.10	0.179
				and	158.50	163.07	4.57	1.116
				includes	158.50	160.02	1.52	2.200
TF-3137	217.93	-75°	15°	1080 W	92.96	123.44	30.48	0.300
				and	167.64	178.31	10.67	0.315
TF-3138	278.89	-70°	15°	860 W	18.29	32.00	13.71	0.877
				includes	19.81	21.34	1.52	4.490
				and	57.91	123.44	65.53	0.743
				includes	65.53	67.06	1.52	2.530
				includes	85.34	86.87	1.52	5.020
				includes	111.25	112.78	1.52	2.410
				includes	115.82	117.35	1.52	2.720
				and	131.06	135.64	4.58	0.224
				and	156.97	170.69	13.72	0.663
				includes	161.54	163.07	1.52	2.210
				and	176.78	178.31	1.52	0.943
				and	225.55	228.60	3.05	0.265
TF-3139	342.9	-90°	0°	820 W	4.57	15.24	10.67	0.391
				and	27.43	50.29	22.86	0.354
				includes	45.72	47.24	1.52	2.600
				and	54.86	141.73	86.87	0.676
				includes	67.06	68.58	1.52	2.030
				includes	73.15	76.20	3.05	6.000
				includes	103.63	105.16	1.52	2.360
				and	214.88	217.93	3.05	0.650
				and	224.03	228.60	4.57	0.351
				and	249.94	252.98	3.05	0.373

				and	275.84	281.94	6.10	0.163
TF-3140	141.73	-70°	195°	340 W	21.34	32.00	10.66	0.784
				and	38.10	42.67	4.57	0.178
				and	71.63	74.68	3.05	0.855
				and	97.54	108.20	10.66	0.583
				includes	105.16	106.68	1.52	2.210
				and	126.49	141.73	15.24	0.194
TF-3141	141.73	-70°	195°	360 W	7.62	36.58	28.96	1.239
				includes	15.24	16.76	1.52	16.850
				and	76.20	77.72	1.52	0.356
				and	94.49	99.06	4.57	0.183
				and	102.11	111.25	9.14	0.139
				and	129.54	141.73	12.19	0.261
TF-3142	160.02	-70°	195°	360 W	47.24	50.29	3.05	0.196
				and	53.34	68.58	15.24	1.865
				includes	59.44	65.53	6.09	4.350
				and	123.44	128.07	4.63	0.427
				and	132.59	134.11	1.52	0.211
TF-3143	208.78	-70°	195°	380 W	44.20	45.72	1.52	0.758
				and	126.49	128.02	1.52	0.445
				and	140.21	144.78	4.57	0.203
				and	147.83	150.88	3.05	0.335
TF-3144	169.16	-70°	195°	380 W	0.00	4.57	4.57	0.577
				and	10.67	35.05	24.38	0.911
				includes	13.72	15.24	1.52	2.950
				includes	15.24	16.76	1.52	6.700
				and	89.92	92.96	3.05	0.658
				and	105.16	121.92	16.76	0.259
				and	152.40	158.50	6.10	0.185
				and	166.12	169.16	3.05	0.197
TF-3145	220.98	-70°	195°	540 W	48.77	50.29	1.52	0.813
				and	59.44	68.58	9.14	0.425
				and	92.96	102.11	9.14	1.912
				includes	94.49	96.01	1.52	6.920
				and	149.35	158.50	9.14	0.289
				and	219.46	220.98	1.52	0.703
TF-3146	166.12	-70°	195°	780 W	9.14	10.67	1.52	0.369
				and	19.81	21.34	1.52	0.324
				and	47.24	48.77	1.52	1.035
TF-3147	251.46	-80°	195°	420 W	0.00	12.19	12.19	1.575
				includes	0.00	1.52	1.52	4.290
				includes	7.62	9.14	1.52	5.180

				and	24.38	35.05	10.67	0.755
				includes	33.53	35.05	1.52	2.710
				and	94.49	114.30	19.81	0.834
				includes	96.01	97.54	1.52	3.060
				includes	102.11	103.63	1.52	4.960
				and	143.26	149.35	6.10	0.559
				and	152.40	156.97	4.57	0.199
				and	205.74	207.26	1.52	0.694
TF-3148	120.4	-70°	195°	360 W	9.14	19.81	10.67	0.318
				and	32.00	33.53	1.52	0.265
				and	53.34	54.86	1.52	0.172
				and	57.91	62.48	4.57	1.611
				includes	60.96	62.48	1.52	4.550
TF-3149	135.64	-75°	195°	820 W	19.81	24.38	4.57	0.370
				and	42.67	44.20	1.52	0.197
				and	89.92	103.63	13.72	0.735
				and	117.35	118.87	1.52	0.217
				and	121.92	134.11	12.19	0.285
TF-3150	251.46	-90°	0°	460 W	38.10	45.72	7.62	0.541
				and	79.25	80.77	1.52	0.512
				and	83.82	108.20	24.38	1.655
				includes	89.92	91.44	1.52	5.050
				includes	91.44	92.96	1.52	2.710
				includes	94.49	96.01	1.52	7.490
				includes	96.01	97.54	1.52	6.020
				and	163.07	164.59	1.52	0.219
				and	176.78	179.83	3.05	0.859
				and	196.60	205.74	9.14	1.302
				and	213.36	236.22	22.86	0.850
				includes	225.55	227.08	1.52	2.250
				includes	227.08	228.60	1.52	2.730
				and	240.79	246.89	6.10	0.878
TF-3151	259.08	-70°	195°	300 W	76.20	80.77	4.57	1.822
				includes	76.20	77.72	1.52	3.295
				includes	77.72	79.25	1.52	2.057
				and	100.58	102.11	1.52	0.330
				and	150.88	152.40	1.52	0.270
				and	156.97	160.02	3.05	5.821
				includes	156.97	158.50	1.52	11.497
				and	169.16	172.21	3.05	0.491
				and	179.83	182.88	3.05	0.642

				and	199.64	204.22	4.57	0.225
				and	225.55	231.65	6.10	0.355
				and	251.46	256.03	4.57	1.527
				includes	252.98	254.51	1.52	4.020
TF-3152	198.12	-70°	195°	320 W	18.29	41.15	22.86	0.681
				includes	21.34	22.86	1.52	8.009
				and	131.06	138.68	7.62	2.500
				includes	131.06	132.59	1.52	9.607
				includes	132.59	134.11	1.52	2.135
				and	150.88	152.40	1.52	2.311
				and	181.36	182.88	1.52	0.861
TF-3153	259.08	-70°	195°	320 W	76.20	79.25	3.05	10.632
				includes	76.20	77.72	1.52	20.952
				and	100.58	106.68	6.10	1.109
				includes	100.58	102.11	1.52	2.020
				and	132.59	137.16	4.57	0.161
				and	150.88	161.54	10.67	0.169
				and	204.22	213.36	9.14	0.267
TF-3154	164.59	-70°	195°	180 W	4.57	7.62	3.05	2.916
				includes	4.57	6.10	1.52	5.451
				and	25.91	27.43	1.52	0.762
				and	56.39	59.44	3.05	0.339
				and	96.01	97.54	1.52	0.267
				and	117.35	123.44	6.10	0.213
				and	132.59	134.11	1.52	0.373
TF-3155	228.6	-70°	195°	280 W	1.52	3.05	1.52	0.208
				and	71.63	73.15	1.52	1.078
				and	153.92	155.45	1.52	0.331
				and	175.26	176.78	1.52	0.528
				and	184.40	190.50	6.10	0.285
				and	214.88	217.93	3.05	0.209
TF-3156	182.88	-70°	195°	200 W	100.58	112.78	12.19	0.487
				includes	109.73	111.25	1.52	2.095
				and	147.83	158.50	10.67	0.424
				and	163.07	164.59	1.52	1.753
				and	173.74	176.78	3.05	0.184
TF-3157	252.98	-70°	195°	380 W	0.00	21.34	21.34	0.268
				and	121.92	129.54	7.62	0.775
				and	149.35	150.88	1.52	0.807
				and	158.50	167.64	9.14	0.977
				includes	161.54	163.07	1.52	2.553
				and	190.50	199.64	9.14	0.282

				and	210.31	216.41	6.10	0.332
				and	224.03	249.94	25.91	0.477
TF-3158	222.5	-70°	195°	300 W	1.52	6.10	4.57	0.227
				and	50.29	51.82	1.52	0.633
				and	91.44	92.96	1.52	0.496
				and	137.16	140.21	3.05	0.227
				and	147.83	161.54	13.72	0.145
				and	176.78	178.31	1.52	0.355
				and	188.98	193.55	4.57	0.303
				and	198.12	202.69	4.57	0.143
TF-3159	164.59	-70°	195°	260 W	115.82	117.35	1.52	0.188
				and	126.49	131.06	4.57	0.272
				and	153.92	164.59	10.67	1.830
				includes	156.97	158.50	1.52	10.000
TF-3160	243.84	-70°	195°	640 W	0.00	19.81	19.81	0.629
				includes	1.52	3.05	1.52	2.726
				and	156.97	161.54	4.57	0.163
				and	166.12	169.16	3.05	0.494
				and	175.26	181.36	6.10	0.507
				and	192.02	195.07	3.05	0.538
				and	230.12	237.74	7.62	0.324
TF-3161	201.17	-70°	195°	200 W	51.82	62.48	10.67	0.508
				and	96.01	97.54	1.52	0.430
				and	102.11	103.63	1.52	0.416
				and	108.20	109.73	1.52	1.603
				and	124.97	126.49	1.52	0.380
				and	132.59	134.11	1.52	0.907
				and	137.16	141.73	4.57	0.846
				and	163.07	164.59	1.52	0.976
				and	167.64	169.16	1.52	0.304
				and	182.88	187.45	4.57	0.661
				and	195.07	196.60	1.52	0.314
TF-3162	100.58	-70°	195°	140 W	60.96	92.96	32.00	0.428
				includes	65.53	67.06	1.52	2.319
TF-3163	225.55	-70°	195°	260 W	3.05	7.62	4.57	0.206
				and	18.29	19.81	1.52	0.364
				and	51.82	54.86	3.05	0.712
				and	99.06	100.58	1.52	0.331
				and	140.21	141.73	1.52	0.736
				and	160.02	167.64	7.62	0.586

				and	176.78	185.93	9.14	0.302
				and	211.84	213.36	1.52	0.436
TF-3164	128.02	-70°	195°	620 W	21.34	25.91	4.57	0.209

				and	85.34	92.96	7.62	0.381
TF-3165	201.17	-90°	0°	200 W	86.87	94.49	7.62	0.217
				and	111.25	112.78	1.52	1.159
				and	149.35	150.88	1.52	0.870
				and	182.88	185.93	3.05	0.177
				and	190.50	201.17	10.67	0.699
TF-3166	231.65	-70°	195°	480 W	0.00	7.62	7.62	0.269
				and	16.76	21.34	4.57	0.173
				and	143.26	147.83	4.57	0.338
				and	195.07	199.64	4.57	1.795
				includes	196.60	198.12	1.52	5.059
				and	220.98	224.03	3.05	0.183
TF-3167	182.88	-70°	195°	80 E	16.76	19.81	3.05	0.185
				and	25.91	30.48	4.57	0.152
				and	54.86	56.39	1.52	0.413
				and	73.15	74.68	1.52	0.606
				and	86.87	89.92	3.05	0.442
				and	117.35	121.92	4.57	0.169
				and	124.97	126.49	1.52	0.341
				and	135.64	138.68	3.05	0.543
				and	152.40	155.45	3.05	0.255
				and	175.26	178.31	3.05	0.682
TF-3168	155.45	-70°	195°	140 W	24.38	27.43	3.05	0.385
				and	33.53	35.05	1.52	1.017
				and	47.24	51.82	4.57	0.159
				and	85.34	88.39	3.05	0.279
				and	103.63	106.68	3.05	0.287
TF-3170	167.64	-70°	195°	180 W	0.00	6.10	6.10	2.116
				includes	0.00	1.52	1.52	8.132
				and	18.29	33.53	15.24	1.522
				includes	25.91	27.43	1.52	5.350
				includes	27.43	28.96	1.52	4.657
				and	57.91	67.06	9.14	0.989
				includes	59.44	60.96	1.52	3.985
				and	96.01	103.63	7.62	0.323
				and	112.78	115.82	3.05	0.513
				and	118.87	123.44	4.57	0.142
				and	128.02	137.16	9.14	0.474

				includes	135.64	137.16	1.52	2.154
				and	161.54	167.64	6.10	0.359
TF-3171	135.64	-70°	195°	60 E	19.81	27.43	7.62	0.239
				and	30.48	35.05	4.57	0.156
				and	39.62	42.67	3.05	0.329
				and	65.53	70.10	4.57	0.398
				and	77.72	83.82	6.10	0.281
				and	97.54	109.73	12.19	0.667
				includes	99.06	100.58	1.52	2.263
				and	114.30	121.92	7.62	0.235
TF-3172	231.65	-70°	195°	60 E	19.81	59.44	39.62	0.165
				and	97.54	103.63	6.10	0.659
				and	118.87	120.40	1.52	0.363
				and	143.26	149.35	6.10	0.337
				and	193.55	199.64	6.10	0.249
				and	204.22	205.74	1.52	0.362
				and	208.79	213.36	4.57	0.209
				and	228.60	231.65	3.05	3.352
TF-3173	280.42	-70°	195°	520 W	15.24	27.43	12.19	0.237
				and	54.86	56.39	1.52	0.358
				and	205.74	216.41	10.67	0.325
				and	222.50	224.03	1.52	0.521
				and	227.08	231.65	4.57	0.195
TF-3174	201.17	-70°	195°	40 E	19.81	25.91	6.10	0.170
				and	33.53	44.20	10.67	0.410
				and	74.68	86.87	12.19	0.206
				and	100.58	105.16	4.57	0.417
				and	108.20	109.73	1.52	0.371
				and	169.16	172.21	3.05	0.506
				and	179.83	201.17	21.34	0.611
				includes	199.64	201.17	1.52	2.498
TF-3175	192.02	-70°	195°	80 E	12.19	19.81	7.62	0.174
				and	22.86	25.91	3.05	0.234
				and	74.68	80.77	6.10	0.367
				and	92.96	108.20	15.24	0.158
				and	114.30	117.35	3.05	0.256
				and	126.49	131.06	4.57	0.381
				and	155.45	156.97	1.52	0.662
				and	172.21	175.26	3.05	0.283
TF-3177	143.26	-70°	195°	100 E	54.86	57.91	3.05	0.216
				and	60.96	68.58	7.62	0.208
				and	77.72	80.77	3.05	0.289

				and	94.49	103.63	9.14	0.167
				and	120.40	126.49	6.10	0.622
				and	131.06	138.68	7.62	0.434
TF-3178	219.46	-70°	195°	120 E	19.81	27.43	7.62	0.191
				and	30.48	36.58	6.10	0.158
				and	41.15	57.91	16.76	0.192
				and	62.48	64.01	1.52	0.779
				and	76.20	77.72	1.52	0.576
				and	103.63	108.20	4.57	0.228
				and	198.12	204.22	6.10	0.266
				and	207.26	211.84	4.57	0.721
TF-3179	128.02	-80°	195°	40 E	1.52	12.19	10.67	0.482
				and	16.76	22.86	6.10	0.172
				and	56.39	59.44	3.05	0.245
				and	70.10	79.25	9.14	0.280
				and	106.68	112.78	6.10	0.233
				and	120.40	121.92	1.52	0.546
				and	124.97	128.02	3.05	0.336
				and	152.40	164.59	12.19	0.429
				and	172.21	176.78	4.57	0.467
				and	204.22	205.74	1.52	0.357
TF-3093	161.54	-70°	195°	120 W	13.72	24.38	10.67	0.180
				and	111.25	112.78	1.52	0.421
TF-3094	121.92	-70°	195°	420 W	9.14	33.53	24.38	0.189
TF-3095	121.92	-70°	195°	180 W	7.62	24.38	16.76	0.296
				and	44.20	45.72	1.52	0.313
				and	74.68	79.25	4.57	0.171
				and	115.82	120.40	4.57	0.302
TF-3096	140.21	-70°	195°	160 W	3.05	21.34	18.29	0.185
				and	24.38	27.43	3.05	0.237
				and	85.34	88.39	3.05	1.546
				includes	85.34	86.87	1.52	2.816
TF-3097	201.17	-70°	195°	280 W	4.57	16.76	12.19	0.161
				and	19.81	21.34	1.52	0.233
				and	25.91	28.96	3.05	0.310
				and	99.06	106.68	7.62	1.350
				includes	100.58	102.11	1.52	3.968
				and	158.50	167.64	9.14	0.384
TF-3098	182.88	-70°	195°	340 W	1.52	16.76	15.24	0.172
				and	117.35	120.40	3.05	0.416

				and	150.88	152.40	1.52	0.275
				and	160.02	163.07	3.05	0.161
				and	175.26	178.31	3.05	0.379
				and	181.36	182.88	1.52	0.339
TF-3099	201.17	-70°	195°	400 W	4.57	9.14	4.57	0.246
				and	12.19	36.58	24.38	0.174
				and	155.45	156.97	1.52	0.350
				and	188.98	192.02	3.05	0.703
TF-3100	248.41	-70°	195°	320 W	54.86	56.39	1.52	0.265
				and	102.11	103.63	1.52	0.850
				and	114.30	121.92	7.62	0.389
				and	135.64	147.83	12.19	0.886
				include	135.64	137.16	1.52	3.370
				and	160.02	164.59	4.57	0.197
				and	204.22	216.41	12.19	1.102
				and	222.50	227.08	4.57	0.198
TF-3176	219.46	-90°	0°	60 E	21.34	30.48	9.14	0.187
				and	64.01	71.63	7.62	0.256
				and	141.73	146.30	4.57	1.021
				and	150.88	158.50	7.62	0.220
				and	167.64	172.21	4.57	0.273
				and	187.45	190.50	3.05	0.407
				and	216.41	217.93	1.52	0.219
TF-3180	143.26	-70°	195°	20 W	6.10	16.76	10.67	0.169
				and	22.86	24.38	1.52	0.226
				and	27.43	30.48	3.05	0.726
				Includes	28.96	30.48	1.52	1.320
				and	65.53	73.15	7.62	1.442
				Includes	65.53	70.10	4.57	2.237
				and	100.58	103.63	3.05	0.708
TF-3181	155.45	-70°	195°	0	22.86	30.48	7.62	0.288
				and	33.53	44.20	10.67	0.209
				and	51.82	53.34	1.52	0.188
				and	67.06	70.10	3.05	0.689
				and	89.92	91.44	1.52	0.286
				and	143.26	146.30	3.05	1.255
				and	149.35	153.92	4.57	1.071
				includes	150.88	152.40	1.52	2.404
TF-3182	201.17	-70°	195°	40 W	51.82	56.39	4.57	1.624
				and	88.39	89.92	1.52	0.289

				and	103.63	105.16	1.52	0.436
				and	111.25	117.35	6.10	0.169
				and	146.30	150.88	4.57	0.239
				and	166.12	169.16	3.05	1.671
				includes	166.12	167.64	1.52	2.787
				and	173.74	176.78	3.05	0.178
				and	196.60	201.17	4.57	0.291
TF-3183	201.17	-70°	195°	20 E	24.38	25.91	1.52	0.180
				and	28.96	36.58	7.62	0.195
				and	56.39	57.91	1.52	0.261
				and	60.96	62.48	1.52	0.246
				and	120.40	121.92	1.52	0.206
				and	124.97	126.49	1.52	2.066
				and	150.88	153.92	3.05	0.618
				and	192.02	201.17	9.14	1.109
				includes	193.55	195.07	1.52	3.934
TF-3184	231.65	-70°	195°	180 E	28.96	65.53	36.58	0.313
				includes	30.48	32.00	1.52	2.743
				and	103.63	106.68	3.05	1.378
				includes	105.16	106.68	1.52	2.010
				and	111.25	134.11	22.86	0.356
				includes	132.59	134.11	1.52	2.030
				and	137.16	138.68	1.52	0.493
				and	141.73	144.78	3.05	0.246
				and	166.12	167.64	1.52	0.189
				and	193.55	195.07	1.52	0.221
				and	199.64	204.22	4.57	0.532
				and	219.46	220.98	1.52	0.490
TF-3185	231.55	-70°	195°	20 E	18.29	28.96	10.67	0.254
				and	44.20	53.34	9.14	0.468
				and	60.96	62.48	1.52	9.250
				and	88.39	91.44	3.05	0.785
				and	96.01	97.54	1.52	2.620
				and	108.20	109.73	1.52	0.721
				and	158.50	167.64	9.14	0.344
				and	213.36	216.41	3.05	0.231
TF-3186	243.84	-70°	195°	140 E	21.34	24.38	3.05	0.179
				and	28.96	33.53	4.57	0.183
				and	48.77	51.82	3.05	0.423

				and	65.53	67.06	1.52	0.313
				and	73.15	74.68	1.53	0.304
				and	105.16	106.68	1.52	0.226
				and	120.40	121.92	1.52	0.226
				and	132.59	135.64	3.05	0.656
				and	150.88	152.40	1.52	0.218
				and	161.54	166.12	4.57	1.303
				includes	163.07	164.59	1.52	2.262
				and	198.12	199.64	1.52	0.238
				and	202.69	204.22	1.52	1.250
TF-3187	195.07	-70°	195°	160 E	51.82	74.68	22.86	0.156
				and	0.00	86.87	4.57	0.369
				and	91.44	94.49	3.05	0.247
				and	106.68	112.78	6.10	0.435
				and	131.06	138.68	7.62	0.173
				and	141.73	143.26	1.52	0.163
				and	158.50	163.07	4.57	0.255
				and	169.16	175.26	6.10	0.871
				includes	169.16	170.69	1.52	2.360
				and	185.93	188.98	3.05	0.366
				and	192.02	195.07	3.05	0.592
TF-3188	137.16	-90°	0°	200 E	33.53	42.67	9.14	0.123
				and	47.24	59.44	12.19	0.153
				and	62.48	70.10	7.62	0.422
				and	89.92	96.01	6.10	0.201
				and	109.73	111.25	1.52	0.284
TF-3189	167.64	-70°	195°	140 E	7.62	15.24	7.62	0.261
				and	143.26	147.83	4.57	0.308
TF-3190	182.88	-70°	195°	140 E	0.00	1.52	1.52	0.703
				and	6.10	12.19	6.10	0.774
				and	30.48	39.62	9.14	1.016
				includes	32.00	33.53	1.52	3.250
				and	105.16	108.20	3.05	0.459
				and	146.30	169.16	22.86	0.251
TF-3191	155.45	-70°	195°	140 E	7.62	12.19	4.57	0.221
				and	76.20	92.96	16.76	0.338
TF-3192	150.88	-90°	0°	200 E	28.96	32.00	3.05	0.249
				and	38.10	41.15	3.05	0.406
				and	147.83	149.35	1.52	1.915
TF-3193	195.07	-70°	195°	180 E	36.58	38.10	1.52	0.200

				and	100.58	103.63	3.05	0.372
				and	126.49	129.54	3.05	0.524
				and	163.07	164.59	1.52	0.245
				and	179.83	182.88	3.05	0.489
TF-3194	103.63	-70°	195°	180 E	32.00	35.05	3.05	0.440
TF-3195	182.88	-70°	195°	140 E	21.34	22.86	1.52	0.172
				and	24.38	25.91	1.52	0.184
				and	30.48	39.62	9.14	0.158
				and	54.86	60.96	6.10	0.314
				and	64.01	70.10	6.10	0.312
				and	79.25	82.30	3.05	0.245
				and	86.87	89.92	3.05	1.211
				and	92.96	102.11	9.14	0.493
				and	114.30	118.87	4.57	0.446
				and	123.44	128.02	4.57	1.880
				includes	123.44	124.97	1.52	5.050
				and	140.21	141.73	1.52	2.480
				and	144.78	146.30	1.52	1.200
				and	156.97	161.54	4.57	1.076
				includes	156.97	158.50	1.52	2.840
TF-3196	152.4	-90°	0°	80 E	16.76	24.38	7.62	0.134
				and	85.34	97.54	12.20	0.784
				includes	86.87	91.44	4.57	1.257
				and	128.02	129.54	1.52	0.487
				and	134.11	135.64	1.52	0.192
TF-3197	182.88	-90°	0°	40 E	3.05	21.34	18.29	0.929
				includes	15.24	19.81	4.57	1.500
				and	120.40	121.92	1.52	0.524
				and	138.68	140.21	1.52	0.281
				and	150.88	152.40	1.52	1.075
				and	161.54	163.07	1.52	0.501
TF-3198	128.02	-70°	195°	20 E	1.52	4.57	3.05	0.403
				and	56.39	62.48	6.10	3.212
				includes	56.39	59.44	3.05	6.190
				and	126.49	128.02	1.52	0.329
TF-3199	207.26	-90°	0°	0.00	35.05	41.15	6.10	0.402
				and	102.11	114.30	12.19	0.189
				and	158.50	170.69	12.19	0.569
				includes	164.59	167.64	3.05	1.208
TF-3201	188.98	-90°	0°	480 W	32.00	44.20	12.19	1.110
				includes	41.15	42.67	1.52	4.970

				and	53.34	56.39	3.05	0.675
				and	85.34	88.39	3.05	0.279
				and	91.44	92.96	1.52	0.318
				and	96.01	97.54	1.52	1.735
				and	106.68	123.44	16.76	0.343
				and	169.16	172.21	3.05	0.160
				and	187.45	188.98	1.52	0.292
TF-3202	225.55	-70°	195°	300 W	39.62	42.67	3.05	0.465
				and	83.82	85.34	1.52	0.286
				and	89.92	91.44	1.52	0.320
				and	100.58	102.11	1.52	0.603
				and	120.40	132.59	12.19	0.345
				and	181.36	185.93	4.57	0.303
TF-3203	230.12	-70°	195°	460 W	48.77	71.63	22.86	0.473
				and	178.31	185.93	7.62	0.571
				and	205.74	213.36	7.62	0.616
TF-3204	205.74	-70°	195°	1020 W	0.00	12.19	12.19	1.896
				includes	0.00	1.52	1.52	2.630
				includes	1.52	3.05	1.52	2.610
				includes	7.62	9.14	1.52	3.010
				includes	10.67	12.19	1.52	2.100
				and	41.15	42.67	1.52	0.833
				and	45.72	47.24	1.52	0.400
				and	74.68	77.72	3.05	0.208
				and	83.82	89.92	6.10	0.712
				and	115.82	124.97	9.14	0.455
				and	141.73	143.26	1.52	0.880
				and	147.83	153.92	6.10	0.542
TF-3205	181.36	-70°	195°	340 W	0.00	16.76	16.76	0.418
				and	28.96	30.48	1.52	0.298
				and	67.06	70.10	3.05	0.185
				and	147.83	149.35	1.52	0.299
				and	164.59	166.12	1.52	0.387
TF-3206	141.73	-70°	195°	340 W	33.53	38.10	4.57	0.284
				and	102.11	111.25	9.14	1.967
				includes	105.16	106.68	1.52	6.520
				includes	106.68	108.20	1.52	4.940
				and	120.40	121.92	1.52	0.458
TF-3207	190.5	-70°	15°	980 W	50.29	83.82	33.53	0.378
				and	94.49	96.01	1.52	0.663
				and	129.54	134.11	4.57	0.397
				and	140.21	150.88	10.67	0.595
				and	158.50	167.64	9.14	0.559

				and	172.21	176.78	4.57	0.718
				and	236.22	239.27	3.05	0.219
TF-3208-A	245.36	-85°	15°	1000 W	92.96	102.11	9.14	0.428
				and	164.59	175.26	10.67	0.901
				includes	167.64	169.16	1.52	4.080
TF-3209	141.73	-90°	0°	1220 W	102.11	108.20	6.10	0.524
TF-3210	281.94	-80°	195°	1100 W	19.81	21.34	1.52	0.420
				and	44.20	47.24	3.05	0.259
				and	53.34	57.91	4.57	0.450
				and	88.39	92.96	4.57	0.167
				and	100.58	102.11	1.52	0.356
				and	105.16	109.73	4.57	0.227
				and	121.92	123.44	1.52	0.403
				and	172.21	173.74	1.52	0.372
				and	199.64	202.69	3.05	0.181
TF-3211	141.73	-80°	195°	1200 W	53.34	62.48	9.14	0.442
				and	71.63	73.15	1.52	0.394
				and	76.20	88.39	12.19	0.779
				includes	79.25	80.77	1.52	3.440
TF-3212	120.40	-90°	0°	1160 W	50.29	57.91	7.62	0.341
				and	86.87	89.92	3.05	0.429
				and	109.73	112.78	3.05	0.219
TF-3213	181.36	-70°	195°	1320 W	80.77	91.44	10.67	0.387
				and	126.49	129.54	3.05	1.098
TF-3214	199.64	-70°	195°	540 W	111.25	114.30	3.05	0.414
				and	128.02	129.54	1.52	0.678
				and	150.88	160.02	9.14	0.340
				and	170.69	172.21	1.52	0.576
				and	188.98	193.55	4.57	0.261
TF-3215	199.64	-70°	195°	520 W	96.01	103.63	7.62	0.359
				and	108.20	109.73	1.52	1.395
				and	118.87	143.26	24.38	1.677
				includes	123.44	124.97	1.52	8.690
				includes	124.97	126.49	1.52	2.450
				includes	128.02	129.54	1.52	3.510
				includes	129.54	131.06	1.52	2.150
				includes	134.11	135.64	1.52	2.080
				and	179.83	184.40	4.57	0.389
				and	188.98	192.02	3.05	0.244
TF-3216	202.69	-70°	195°	560 W	114.30	126.49	12.19	0.892

				includes	118.87	120.40	1.52	2.150
				includes	121.92	123.44	1.52	3.100
				and	132.59	135.64	3.05	0.984
				and	141.73	150.88	9.14	0.235
TF-3217	160.02	-90°	0°	860 W	100.58	108.20	7.62	0.261
				and	118.87	121.92	3.05	0.316
TF-3218	120.4	-70°	195°	840 W	18.29	19.81	1.52	0.325
				and	35.05	38.10	3.05	0.200
				and	41.15	42.67	1.52	0.412
				and	70.10	79.25	9.14	0.354
				and	94.49	100.58	6.10	0.472
				and	111.25	120.40	9.14	0.311
TF-3219	230.12	-70°	195°	420 W	21.34	24.38	3.05	0.222
				and	56.39	59.44	3.05	0.243
				and	83.82	85.34	1.52	0.327
				and	97.54	124.97	27.43	0.694
				includes	99.06	100.58	1.52	2.070
				includes	111.25	112.78	1.52	2.240
				and	134.11	135.64	1.52	0.351
				and	153.92	169.16	15.24	0.257
				and	188.98	192.02	3.05	0.647
				and	210.31	220.98	10.67	0.640
TF-3220	217.93	-70°	195°	400 W	38.10	42.67	4.57	5.852
				includes	38.10	39.62	1.52	9.920
				includes	39.62	41.15	1.52	7.320
				and	53.34	62.48	9.14	0.870
				and	70.10	71.63	1.52	0.391
				and	74.68	76.20	1.52	0.331
				and	134.11	135.64	1.52	0.364
				and	141.73	143.26	1.52	0.752
				and	161.54	166.12	4.57	0.226
				and	185.93	198.12	12.19	0.497
				and	202.69	207.26	4.57	1.114
TF-3221	230.12	-70°	195°	440 W	50.29	53.34	3.05	1.286
				and	65.53	67.06	1.52	0.695
				and	85.34	94.49	9.14	0.623
				incliudes	91.44	92.96	1.52	2.600
				and	102.11	106.68	4.57	3.126
				includes	103.63	105.16	1.52	9.140
				and	126.49	135.64	9.14	0.323

				and	156.97	169.16	12.19	0.644
				and	185.93	192.02	6.10	0.418
				and	195.07	205.74	10.67	0.352
				and	211.84	216.41	4.57	0.328
TF-3222	220.98	-90°	0°	520 W	27.43	35.05	7.62	0.435
				and	73.15	82.30	9.14	0.674
				and	89.92	100.58	10.67	0.604
				and	103.63	105.16	1.52	0.203
				and	108.20	117.35	9.14	0.713
				and	150.88	153.92	3.05	0.271
				and	167.64	170.69	3.05	0.203
				and	175.26	178.31	3.05	0.180
				and	187.45	188.98	1.52	0.273
TF-3223	227.08	-70°	195°	540 W	92.96	134.11	41.15	0.570
				includes	103.63	105.16	1.52	2.140
				includes	120.40	121.92	1.52	3.450
				and	160.02	164.59	4.57	0.973
				and	175.26	176.78	1.52	0.332
				and	182.88	190.50	7.62	0.223
				and	207.26	211.84	4.57	0.393
				and	217.93	219.46	1.52	0.288
TF-3224	187.45	-80°	195°	580 W	76.20	77.72	1.52	0.276
				and	106.68	117.35	10.67	0.591
				includes	111.25	112.78	1.52	2.040
				and	175.26	178.31	3.05	0.239
TF-3225	236.22	-90°	0°	700 W	1.52	4.57	3.05	0.257
				and	144.78	147.83	3.05	0.163
				and	210.31	224.03	13.72	0.905
				includes	211.84	213.36	1.52	2.640
TF-3226	281.94	-85°	195°	720 W	129.54	135.64	6.10	0.176
				and	147.83	150.88	3.05	0.397
				and	153.92	164.59	10.67	0.335
				and	193.55	196.60	3.05	0.464
				and	205.74	217.93	12.19	0.603
				and	234.70	246.89	12.19	0.454
				and	280.42	281.94	1.52	0.293
TF-3227	208.79	-75°	195°	800 W	0.00	4.57	4.57	9.192
				and	13.72	25.91	12.19	0.391
				includes	24.38	25.91	1.52	2.250
				and	39.62	45.72	6.10	0.362
				and	53.34	56.39	3.05	0.385

				and	76.20	86.87	10.67	0.422
				and	124.97	135.64	10.67	0.559
				includes	132.59	134.11	1.52	2.150
				and	146.30	147.83	1.52	0.493
				and	164.59	166.12	1.52	0.274
				and	188.98	195.07	6.10	0.623
				and	198.12	199.64	1.52	0.370
TF-3228	242.32	-75°	195°	660 W	0.00	10.67	10.67	0.362
				and	13.72	21.34	7.62	0.269
				and	38.10	39.62	1.52	0.506
				and	182.88	185.93	3.05	0.243
				and	188.98	201.17	12.19	0.461
				and	213.36	214.88	1.52	0.328
				and	219.46	222.50	3.05	0.232
				and	228.60	233.17	4.57	0.146
				and	239.27	242.32	3.05	2.003
				includes	240.79	242.32	1.52	3.860
TF-3229	160.02	-70°	195°	1300 W	13.72	15.24	1.52	0.609
				and	42.67	44.20	1.52	0.389
				and	79.25	80.77	1.52	1.290
				and	102.11	106.68	4.57	0.157
				and	109.73	111.25	1.52	0.838
				and	146.30	156.97	10.67	0.702
				includes	147.83	149.35	1.52	3.340
TF-3230	126.49	-70°	195°	1280 W	0.00	1.52	1.52	0.273
				and	10.67	41.15	30.48	0.967
				includes	12.19	13.72	1.52	3.340
				includes	13.72	15.24	1.52	3.580
				and	44.20	50.29	6.10	0.404
				and	64.01	73.15	9.14	1.134
				includes	64.01	65.53	1.52	3.260
				and	79.25	85.34	6.10	4.629
				includes	80.77	82.30	1.52	13.700
				includes	82.30	83.82	1.52	4.090
				and	92.96	96.01	3.05	1.157
				includes	92.96	94.49	1.52	2.010
TF-3231	224.03	-70°	195°	1320 W	27.43	36.58	9.14	0.203
				and	48.77	50.29	1.52	0.324
				and	82.30	88.39	6.10	0.242
				and	100.58	115.82	15.24	0.278
				and	150.88	158.50	7.62	0.481

				and	166.12	170.69	4.57	0.248
				and	184.40	185.93	1.52	0.328
TF-3232	126.49	-70°	195°	1460 W	70.10	77.72	7.62	0.174
				and	112.78	114.30	1.52	0.960
TF-3233	230.12	-85°	15°	540 W	4.57	21.34	16.76	0.814
				includes	13.72	15.24	1.52	2.200
				includes	15.24	16.76	1.52	3.130
				and	33.53	44.20	10.67	0.251
				and	88.39	99.06	10.67	0.442
				and	105.16	112.78	7.62	0.257
				and	135.64	138.68	3.05	0.198
				and	155.45	163.07	7.62	0.633
				includes	161.54	163.07	1.52	2.360
				and	172.21	188.98	16.76	1.378
				includes	172.21	173.74	1.52	3.260
				includes	173.74	175.26	1.52	10.000
				and	228.60	230.12	1.52	0.292
TF-3234	224.03	-70°	190°	440 W	192.02	208.79	16.76	0.571
				includes	204.22	205.74	1.52	2.320
TF-3235	330.71	-90°	0°	560 W	0.00	6.10	6.10	0.205
				and	45.72	47.24	1.52	0.347
				and	86.87	94.49	7.62	0.236
				and	126.49	131.06	4.57	0.286
				and	161.54	164.59	3.05	0.185
				and	193.55	198.12	4.57	0.788
				and	234.70	245.36	10.67	0.461
				and	251.46	265.18	13.72	0.411
				and	269.75	272.80	3.05	0.462
				and	275.84	304.80	28.96	0.443
TF-3236	242.31	-70°	195°	520 W	0.00	7.62	7.62	0.371
				and	10.67	32.00	21.34	0.189
				and	35.05	51.82	16.76	0.298
				and	205.74	219.46	13.72	0.336
TF-3237	205.74	-70°	195°	440 W	1.52	3.05	1.52	0.321
				and	6.10	27.43	21.34	0.468
				includes	25.91	27.43	1.52	3.770
				and	147.83	163.07	15.24	1.489
				includes	149.35	150.88	1.52	2.890
				includes	152.40	153.92	1.52	2.180
				includes	155.45	156.97	1.52	3.680
				includes	158.50	160.02	1.52	2.420
				and	166.12	170.69	4.57	0.296
				and	196.60	201.17	4.57	0.281
TF-3238	202.69	-70°	195°	360 W	0.00	9.14	9.14	0.179

				and	56.39	64.01	7.62	0.815
				includes	57.91	59.44	1.52	2.070
				and	74.68	80.77	6.10	0.993
				includes	76.20	77.72	1.52	3.190
				and	121.92	123.44	1.52	0.541
				and	129.54	135.64	6.10	0.409
				and	156.97	160.02	3.05	0.241
				and	175.26	188.98	13.72	0.573
				and	199.64	202.69	3.05	0.286
TF-3239	217.93	-70°	195°	500 W	0.00	7.62	7.62	0.248
				and	12.19	38.10	25.91	0.156
				and	134.11	137.16	3.05	0.424
				and	185.93	195.07	9.14	0.363
				and	199.64	214.88	15.24	0.609
				and	242.32	248.41	6.10	1.345
				includes	242.32	243.84	1.52	4.550
TF-3240	202.69	-70°	195°	280 W	22.86	25.91	3.05	2.986
				includes	24.38	25.91	1.52	5.740
				and	71.63	82.30	10.67	0.508
				includes	76.20	77.72	1.52	2.570
				and	117.35	123.44	6.10	0.579
				and	131.06	137.16	6.10	0.375
				and	144.78	163.07	18.29	0.394
				and	175.26	178.31	3.05	0.266
				and	195.07	196.60	1.52	0.482
				and	199.64	202.69	3.05	0.636
TF-3241	239.29	-90°	0°	220 W	1.52	24.38	22.86	0.286
				and	27.43	30.48	3.05	0.300
				and	38.10	45.72	7.62	0.184
				and	77.72	82.30	4.58	0.277
				and	86.88	97.53	10.65	4.136
				includes	91.44	92.96	1.52	5.780
				includes	92.96	94.49	1.52	22.100
				and	118.87	138.68	19.81	0.374
				and	152.40	160.02	7.62	0.337
				and	169.16	170.69	1.52	0.378
				and	175.26	178.31	3.05	0.458
				and	210.31	213.36	3.05	0.626
				and	227.08	230.12	3.05	0.222

TF-3242	123.44	-70°	195°	960 W	0.00	7.62	7.62	2.639
				includes	0.00	3.05	3.05	1.720
				includes	6.10	7.62	1.52	9.310
				and	15.24	21.34	6.10	0.288
				and	71.63	74.68	3.05	0.261
				and	85.34	103.63	18.29	1.567
				includes	88.39	91.44	3.05	6.520
				and	120.40	123.44	3.05	0.209
TF-3243	144.78	-70°	195°	1040 W	7.62	9.14	1.52	0.326
				and	68.58	74.68	6.10	0.755
				and	88.39	92.96	4.57	0.221
				and	99.06	102.11	3.05	0.182
				and	106.68	112.78	6.10	1.033
				includes	106.68	109.73	3.05	1.500
				and	131.06	138.68	7.62	0.222
TF-3244	205.74	-70°	195°	260 W	1.52	4.57	3.05	0.198
				and	7.62	10.67	3.05	0.182
				and	15.24	18.29	3.05	0.341
				and	33.53	38.10	4.57	0.236
				and	47.24	53.34	6.10	0.268
				and	65.53	70.10	4.57	4.178
				includes	67.06	70.10	3.04	6.080
				and	73.15	77.72	4.57	0.498
				and	86.87	89.92	3.05	0.214
				and	153.92	155.45	1.52	0.250
				and	160.02	161.54	1.52	0.305
				and	187.45	195.07	7.62	0.559
				includes	188.98	190.50	1.52	1.605
				and	201.17	202.69	1.52	0.424
TF-3245	242.32	-90°	0°	240 W	1.52	16.76	15.24	1.498
				includes	9.14	13.72	4.58	3.892
				includes	15.24	16.76	1.52	1.390
				and	27.43	53.34	25.91	0.270
				includes	48.77	50.29	1.52	1.060
				and	102.11	103.63	1.52	0.236
				and	109.73	114.30	4.57	0.184
				and	129.54	140.21	10.67	0.202
				and	155.45	156.97	1.52	0.942
				and	163.07	169.16	6.10	0.133

				and	188.98	193.55	4.57	0.298
				and	224.03	227.08	3.05	0.651
				and	236.22	237.74	1.52	0.256
TF-3246	181.36	-70°	195°	740 W	1.52	4.57	3.05	0.187
				and	35.05	42.67	7.62	0.822
				includes	35.05	38.10	3.05	1.135
				and	47.24	50.29	3.05	0.208
				and	67.06	70.10	3.05	0.214
				and	73.15	121.92	48.77	0.839
				includes	74.80	79.25	4.45	2.065
				includes	86.87	89.92	3.05	2.835
				includes	94.49	97.54	3.05	1.268
				includes	100.58	103.65	3.07	1.547
				and	128.02	129.54	1.52	0.335
TF-3247	141.73	-80°	195°	760 W	0.00	4.57	4.57	0.210
				and	39.62	42.67	3.05	0.313
				and	50.29	51.82	1.52	0.268
				and	54.86	67.06	12.19	0.485
				and	70.10	71.63	1.52	0.327
TF-3248	138.68	-80°	15°	780 W	39.62	48.77	9.14	0.326
				and	51.82	60.96	9.14	0.608
				and	64.01	67.06	3.05	0.388
				and	73.15	96.01	22.86	0.281
				and	99.06	100.58	1.52	0.205
				and	123.44	137.16	13.72	2.348
				includes	124.97	126.49	1.52	3.870
				includes	126.49	135.64	9.14	2.423
				and	4.57	9.14	4.57	0.165
				and	111.25	115.82	4.57	0.177
				and	121.92	126.49	4.57	0.217
				and	156.97	160.02	3.05	1.091
				and	185.93	193.55	7.62	0.764
				includes	185.93	187.45	1.52	2.010
				and	207.26	211.84	4.57	0.284
				and	233.17	236.22	3.05	0.454
				and	240.79	245.36	4.57	0.316
TF-3250	144.78	-70°	195°	340 W	35.05	38.10	3.05	1.244
				includes	36.58	38.10	1.52	2.350
				and	44.20	56.39	12.19	1.857

				includes	47.24	48.77	1.52	12.600
				and	128.02	129.54	1.52	0.405
				and	134.11	144.78	10.67	0.185
TF-3251	281.94	-70°	195°	220 W	15.24	19.81	4.57	0.309
				and	45.72	53.34	7.62	0.540
				and	64.01	70.10	6.10	0.323
				and	73.15	80.77	7.62	0.529
				and	96.01	102.11	6.10	1.323
				includes	96.01	97.54	1.52	4.550
				and	184.40	187.45	3.05	1.004
				and	193.55	195.07	1.52	0.279
				and	199.64	201.17	1.52	0.213
				and	243.84	246.89	3.05	0.271
TF-3252	220.98	-70°	195°	420 W	3.05	4.57	1.52	0.399
				and	19.81	22.86	3.05	1.618
				and	53.34	57.91	4.57	0.423
				and	88.39	89.92	1.52	0.178
				and	100.58	103.63	3.05	0.523
				and	120.40	121.92	1.52	0.178
				and	166.12	170.69	4.57	1.401
				includes	167.64	169.16	1.52	3.820
				and	208.79	213.36	4.57	0.159
TF-3253	208.79	-70°	195°	320 W	4.57	7.62	3.05	0.252
				and	12.19	16.76	4.57	1.052
				includes	15.24	16.76	1.52	2.460
				and	54.86	56.39	1.52	0.927
				and	59.44	70.10	10.67	0.348
				and	80.77	92.96	12.19	0.447
				includes	89.92	91.44	1.52	2.250
				and	126.49	129.54	3.05	0.626
				and	138.68	144.78	6.10	0.881
				includes	140.21	141.73	1.52	2.120
				and	163.07	166.12	3.05	0.554
TF-3254	281.94	-70°	215°	380 W	0.00	3.05	3.05	0.187
				and	7.62	13.72	6.10	1.813
				includes	9.14	10.67	1.52	2.850
				includes	12.19	13.72	1.52	2.990
				and	50.29	53.34	3.05	0.209
				and	128.02	134.11	6.10	0.169

				and	228.60	251.46	22.86	0.423
				and	254.51	259.08	4.57	0.828
				includes	256.03	257.56	1.52	2.020
				and	262.13	268.22	6.10	0.309
				and	275.84	281.94	6.10	0.324
TF-3255	254.51	-70°	195°	400 W	0.00	1.52	1.52	0.276
				and	44.20	45.72	1.52	0.162
				and	48.77	50.29	1.52	0.241
				and	106.68	114.30	7.62	0.947
				includes	108.20	109.73	1.52	2.370
				and	135.64	147.83	12.19	0.994
				includes	141.73	143.26	1.52	4.710
				and	152.40	163.07	10.67	0.239
				and	166.12	169.16	3.05	0.160
				and	198.12	199.64	1.52	0.292
				and	243.84	248.41	4.57	0.181
TF-3256	132.59	-70°	195°	360 W	0.00	6.10	6.10	0.457
				and	28.96	30.48	1.52	0.195
				and	67.06	70.10	3.05	0.171
				and	100.58	108.20	7.62	1.669
				includes	102.11	103.63	1.52	7.410
TF-3257	123.44	-70°	195°	360 W	48.77	51.82	3.05	1.135
				includes	48.77	50.29	1.52	2.130
				and	64.01	65.53	1.52	1.240
				and	74.68	76.20	1.52	0.559
TF-3258	126.49	-90°	0°	500 W	0.00	1.52	1.52	5.100
				and	3.05	4.57	1.52	0.204
				and	51.82	56.39	4.57	0.572
				and	60.96	62.48	1.52	0.539
				and	91.44	92.96	1.52	0.464
TF-3259	144.78	-80°	195°	1460 W	21.34	22.86	1.52	0.328
				and	126.49	128.02	1.52	0.562
TF-3260	281.94	-70°	195°	540 W	9.14	13.72	4.57	0.215
				and	76.20	77.72	1.52	1.505
				and	158.50	160.02	1.52	0.219
				and	175.26	193.55	18.29	0.365
				and	199.64	202.69	3.05	0.258
				and	231.65	233.17	1.52	0.256
				and	248.41	254.51	6.10	0.778
				includes	251.46	252.98	1.52	2.680

TF-3261	114.3	-90°	0°	500 W	1.52	3.05	1.52	0.891
				and	10.67	13.72	3.05	0.332
				and	102.11	106.68	4.57	0.179
TF-3262	251.46	-70°	195°	620 W	1.52	9.14	7.62	0.215
				and	120.40	124.97	4.57	1.878
				includes	120.40	121.92	1.52	4.120
				and	134.11	135.64	1.52	0.571
				and	198.12	199.64	1.52	0.516
				and	237.74	239.27	1.52	0.263
				and	242.32	245.36	3.05	0.240
				and	248.41	251.46	3.05	0.408
TF-3263	220.98	-70°	195°	600 W	1.52	4.57	3.05	0.225
				and	112.78	121.92	9.14	0.913
				includes	115.82	117.35	1.52	2.390
				and	158.50	160.02	1.52	0.408
				and	198.12	201.17	3.05	0.281
TF-3264	172.21	-90°	0°	1120 W	35.05	36.58	1.52	0.170
				and	57.91	59.44	1.52	0.531
				and	120.40	121.92	1.52	0.636
				and	131.06	134.11	3.05	0.364
TF-3265	281.94	-90°	0°	600 W	99.06	100.58	1.52	0.210
				and	106.68	108.20	1.52	0.311
				and	114.30	115.82	1.52	0.255
				and	164.59	166.12	1.52	1.170
				and	176.78	179.83	3.05	0.367
				and	224.03	230.12	6.10	0.273
				and	239.27	265.18	25.91	0.531
TF-3266	153.92	-70°	195°	340 W	120.40	121.92	1.52	0.779
				and	129.54	153.92	24.38	0.472
TF-3267	300.23	-90°	0°	600 W	0.00	4.57	4.57	0.220
				and	7.62	15.24	7.62	0.327
				and	47.24	48.77	1.52	0.321
				and	106.68	109.73	3.05	0.344
				and	112.78	117.35	4.57	0.291
				and	120.40	131.06	10.67	0.349
				and	134.11	137.16	3.05	0.765
				and	181.36	195.07	13.72	0.366
				and	236.22	288.04	51.82	0.928
				includes	245.36	246.89	1.52	2.470
				includes	251.46	252.98	1.52	4.300

				includes	252.98	254.51	1.52	2.970
				includes	256.03	257.56	1.52	2.530
				and	294.13	300.23	6.10	0.889
TF-3268	281.94	-85°	15°	640 W	0.00	16.76	16.76	0.511
				includes	10.67	12.19	1.52	2.680
				and	86.87	94.49	7.62	0.145
				and	99.06	105.16	6.10	2.042
				includes	102.11	103.63	1.52	7.930
				and	121.92	129.54	7.62	0.222
				and	140.21	143.26	3.05	0.236
				and	216.41	217.93	1.52	0.393
				and	224.03	254.51	30.48	0.555
				and	266.70	278.89	12.19	0.668
TF-3269	300.23	-90°	0°	460 W	33.53	35.05	1.52	0.602
				and	77.72	79.25	1.52	0.604
				and	103.63	115.82	12.19	1.699
				includes	111.25	112.78	1.52	10.000
				and	120.40	128.02	7.62	1.571
				includes	123.44	124.97	1.52	6.460
				and	135.64	138.68	3.05	0.477
				and	144.78	150.88	6.10	0.289
				and	199.64	202.69	3.05	0.230
				and	207.26	216.41	9.14	0.712
				includes	208.79	210.31	1.52	3.040
				and	240.79	242.32	1.52	0.512
				and	268.22	274.32	6.10	0.465
				and	288.04	292.61	4.57	0.745
				and	297.18	300.23	3.05	2.756
				includes	298.70	300.23	1.52	4.780
TF-3270	242.32	-90°	0°	980 W	16.76	19.81	3.05	0.669
				and	56.39	57.91	1.52	0.391
				and	111.25	117.35	6.10	0.302
				and	124.97	126.49	1.52	0.344
				and	207.26	217.93	10.67	0.252
				and	220.98	230.12	9.14	0.309
				and	234.70	239.27	4.57	0.228
TF-3271	291.08	-80°	15°	660 W	0.00	30.48	30.48	0.546
				includes	1.52	3.05	1.52	4.060
				and	41.15	48.77	7.62	0.181

				and	92.96	105.16	12.19	0.674
				includes	100.58	102.11	1.52	4.090
				and	109.73	114.30	4.57	0.336
				and	135.64	137.16	1.52	0.428
				and	147.83	155.45	7.62	0.218
				and	176.78	179.83	3.05	0.750
				and	195.07	196.60	1.52	0.233
				and	233.17	243.84	10.67	1.944
				includes	233.17	234.70	1.52	9.560
				includes	239.27	240.79	1.52	2.070
				and	259.08	262.13	3.05	0.431
				and	275.84	283.46	7.62	1.019
				includes	280.42	281.94	1.52	2.200
TF-3272	230.12	-85°	15°	800 W	1.52	6.10	4.57	0.319
				and	16.76	19.81	3.05	0.690
				and	22.86	25.91	3.05	0.271
				and	94.49	96.01	1.52	0.229
				and	108.20	109.73	1.52	0.232
				and	121.92	124.97	3.05	0.248
				and	131.06	141.73	10.67	0.447
				and	144.78	147.83	3.05	0.486
				and	156.97	164.59	7.62	0.562
				and	179.83	184.40	4.57	0.299
				and	188.98	207.26	18.29	0.492
				includes	201.17	202.69	1.52	2.110
TF-3273	254.51	-90°	0°	860 W	0.00	1.52	1.52	0.391
				and	16.76	33.53	16.76	0.269
				and	38.10	44.20	6.10	0.347
				and	53.34	76.20	22.86	0.175
				and	86.87	96.01	9.14	0.539
				includes	92.96	94.49	1.52	2.000
				and	102.11	103.63	1.52	0.679
				and	121.92	123.44	1.52	0.247
				and	126.49	128.02	1.52	0.361
				and	131.06	143.26	12.19	0.819
				and	147.83	156.97	9.14	0.415
				and	164.59	184.40	19.81	0.725
				includes	172.21	175.26	3.05	2.390
				and	190.50	195.07	4.57	0.192

				and	208.79	214.88	6.10	0.590
				and	220.98	222.50	1.52	0.258
				and	236.22	237.74	1.52	0.803
TF-3274	300.23	-70°	195°	700 W	6.10	9.14	3.05	0.733
				and	12.19	42.67	30.48	0.629
				includes	19.81	22.86	3.05	3.080
				and	59.44	62.48	3.05	0.276
				and	67.06	68.58	1.52	0.206
				and	97.54	111.25	13.72	0.372
				and	117.35	129.54	12.19	0.431
				and	167.64	170.69	3.05	0.216
				and	179.83	188.98	9.14	0.177
				and	228.60	233.17	4.57	0.339
				and	243.84	252.98	9.14	0.588
				includes	243.84	245.36	1.52	2.460
				and	257.56	271.27	13.72	0.471
TF-3275	251.46	-90°	0°	840 W	0.00	6.10	6.10	2.487
				includes	0.00	1.52	1.52	7.520
				and	35.05	42.67	7.62	0.472
				and	48.77	50.29	1.52	0.529
				and	67.06	70.10	3.05	0.715
				and	91.44	108.20	16.76	0.575
				includes	102.11	103.63	1.52	3.620
				and	124.97	131.06	6.10	0.486
				and	134.11	135.64	1.52	0.476
				and	141.73	155.45	13.72	0.486
				and	166.12	181.36	15.24	0.234
				and	190.50	195.07	4.57	0.584
				and	220.98	224.03	3.05	0.302
				and	230.12	242.32	12.19	0.516
				includes	239.27	240.79	1.52	2.400
TF-3276	254.51	-80°	195°	700 W	0.00	32.00	32.00	1.076
				includes	16.76	18.29	1.52	4.620
				includes	28.96	30.48	1.52	4.080
				and	41.15	62.48	21.34	0.747
				includes	45.72	47.24	1.52	3.670
				includes	47.24	48.77	1.52	2.190
				and	96.01	100.58	4.57	1.307
				includes	99.06	100.58	1.52	3.620

				and	106.68	108.20	1.52	0.330
				and	129.54	132.59	3.05	0.619
				and	135.64	137.16	1.52	1.015
				and	144.78	147.83	3.05	0.330
				and	152.40	160.02	7.62	0.635
				and	170.69	179.83	9.14	0.195
				and	185.93	193.55	7.62	0.399
				and	199.64	205.74	6.10	0.208
				and	213.36	225.55	12.19	0.463
				and	248.41	254.51	6.10	0.677
TF-3277	214.88	-90°	0°	700 W	0.00	35.05	35.05	1.032
				includes	7.62	9.14	1.52	2.280
				includes	13.72	15.24	1.52	3.470
				includes	15.24	16.76	1.52	5.780
				includes	16.76	18.29	1.52	2.530
				and	48.77	50.29	1.52	0.575
				and	103.63	121.92	18.29	0.977
				includes	109.73	111.25	1.52	5.510
				and	126.49	129.54	3.05	0.374
				and	135.64	141.73	6.10	2.369
				includes	135.64	137.16	1.52	5.420
				includes	137.16	138.68	1.52	3.730
				and	169.16	176.78	7.62	0.167
				and	220.98	224.03	3.05	0.767
				and	231.65	236.22	4.57	0.545
				and	239.27	242.32	3.05	0.879
				and	284.99	289.56	4.57	0.799
				and	298.70	303.28	4.57	0.614
TF-3278	220.98	-90°	0°	720 W	0.00	6.10	6.10	0.246
				and	10.67	25.91	15.24	1.352
				includes	10.67	12.19	1.52	2.060
				includes	12.19	13.72	1.52	6.020
				includes	19.81	21.34	1.52	2.600
				and	36.58	39.62	3.05	0.274
				and	42.67	48.77	6.10	0.283
				and	71.63	73.15	1.52	0.444
				and	80.77	83.82	3.05	0.353
				and	99.06	111.25	12.19	0.605
				includes	106.68	108.20	1.52	2.700

				and	131.06	134.11	3.05	0.887
				and	144.78	146.30	1.52	0.357
				and	170.69	178.31	7.62	0.257
				and	216.41	220.98	4.57	1.238
				includes	219.46	220.98	1.52	3.290
TF-3279	214.88	-70°	195°	1280 W	38.10	41.15	3.05	0.189
				and	73.15	82.30	9.14	0.247
				and	96.01	99.06	3.05	0.282
				and	144.78	150.88	6.10	0.182
				and	158.50	164.59	6.10	0.235
				and	184.40	187.45	3.05	0.882
				and	195.07	199.64	4.57	1.100
TF-3280	300.23	-70°	195°	680 W	13.72	16.76	3.05	0.672
				and	53.34	56.39	3.05	0.337
				and	68.58	73.15	4.57	1.854
				includes	70.10	73.15	3.05	2.430
				and	79.25	86.87	7.62	0.725
				and	117.35	121.92	4.57	0.558
				and	147.83	156.97	9.14	0.826
				and	184.40	188.98	4.57	0.976
				and	207.26	211.84	4.57	0.448
				and	242.32	246.89	4.57	1.366
				includes	243.84	245.36	1.52	2.100
				and	262.13	263.65	1.52	0.444
				and	297.18	300.23	3.05	2.489
				includes	298.70	300.23	1.52	4.270
TF-3281	303.28	-70°	195°	1240 W	4.57	9.14	4.57	0.314
				and	184.40	185.93	1.52	1.085
				and	192.02	193.55	1.52	0.217
				and	231.65	237.74	6.10	2.089
				includes	236.22	237.74	1.52	7.000
				and	245.36	256.03	10.67	0.178
TF-3282	172.21	-70°	195°	660 W	97.54	99.06	1.52	0.343
				and	111.25	135.64	24.38	0.231
				and	140.21	156.97	16.76	0.205
TF-3283-A	163.07	-90°	0°	580 W	80.77	86.87	6.10	0.169
				and	96.01	114.30	18.29	2.762
				includes	97.54	100.58	3.05	11.460
				includes	103.63	105.16	1.52	5.180
				and	129.54	137.16	7.62	0.659

				includes	132.59	134.11	1.52	2.140
TF-3284	190.5	-90°	0°	1100 W	12.19	22.86	10.67	1.279
				includes	12.19	16.76	4.57	2.118
				and	32.00	38.10	6.10	4.799
				includes	35.05	38.10	3.05	9.400
				and	53.34	65.53	12.19	0.379
				includes	64.01	65.53	1.52	2.210
				and	71.63	88.39	16.76	0.299
				and	99.06	123.44	24.38	0.793
				includes	108.20	112.78	4.57	3.226
				and	156.97	160.02	3.05	0.178
				and	167.64	169.16	1.52	1.500
				and	173.74	176.78	3.05	0.275
TF-3285	202.69	-70°	195°	1220 W	3.05	33.53	30.48	0.805
				includes	12.19	13.72	1.52	5.740
				includes	19.81	21.34	1.52	3.140
				and	64.01	65.53	1.52	0.679
				and	71.63	76.20	4.57	0.463
				and	134.11	155.45	21.34	0.622
				includes	137.16	144.78	7.62	1.245
TF-3286	303.28	-90°	0°	1020 W	7.62	25.91	18.29	0.275
				and	67.06	71.63	4.57	1.003
				includes	67.06	70.10	3.05	1.445
				and	82.30	88.39	6.10	1.192
				includes	86.87	88.39	1.52	2.970
				and	97.54	100.58	3.05	0.305
				and	117.35	161.54	44.20	0.413
				includes	128.02	131.06	3.05	2.135
				and	167.64	187.45	19.81	0.691
				includes	169.16	173.74	4.57	1.445
				and	199.64	202.69	3.05	0.283
TF-3287	301.75	-70°	195°	1220 W	21.34	24.38	3.05	0.775
				and	30.48	38.10	7.62	0.232
				and	68.58	70.10	1.52	0.447
				and	102.11	105.16	3.05	0.584
				and	150.88	152.40	1.52	0.360
				and	156.97	160.02	3.05	0.250
				and	187.45	195.07	7.62	0.977
				includes	187.45	190.50	3.05	2.310
				and	219.46	227.08	7.62	1.934
				includes	219.46	225.55	6.10	2.384
				and	234.70	236.22	1.52	0.322
				and	239.27	251.46	12.19	0.437
				and	265.18	266.70	1.52	0.358

				and	289.56	294.13	4.57	0.714
TF-3288	201.17	-90°	0°	1400 W	4.57	6.10	1.52	0.396
				and	12.19	16.76	4.57	0.336
				and	21.34	27.43	6.10	0.344
				and	48.77	59.44	10.67	0.602
				includes	48.77	50.29	1.52	2.040
				and	73.15	79.25	6.10	0.190
				and	83.82	86.87	3.05	0.164
				and	103.63	112.78	9.14	0.414
				and	163.07	167.64	4.57	0.917
				includes	163.07	164.59	1.52	2.400
				and	188.98	190.50	1.52	0.857
TF-3289	166.12	-70°	195°	1420 W	9.14	13.72	4.57	2.810
				includes	10.67	13.72	3.05	3.540
				and	18.29	22.86	4.57	0.443
				and	28.96	33.53	4.57	0.636
				and	39.62	47.24	7.62	1.563
				includes	42.67	44.20	1.52	5.590
				and	60.96	80.77	19.81	0.446
				includes	71.63	73.15	1.52	2.620
				and	92.96	97.54	4.57	3.047
				includes	94.49	96.01	1.52	8.590
TF-3290	260.6	-80°	195°	1200 W	1.52	10.67	9.14	0.228
				and	120.40	123.44	3.05	0.456
				and	141.73	153.92	12.19	0.254
				and	173.74	198.12	24.38	0.772
				includes	173.74	178.31	4.57	2.547
				and	204.22	205.74	1.52	0.382
				and	216.41	220.98	4.57	0.452
				and	230.12	231.65	1.52	0.714
TF-3291	217.93	-60°	195°	700 W	35.05	36.58	1.52	0.854
				and	59.44	60.96	1.52	0.803
				and	94.49	96.01	1.52	0.349
				and	100.58	102.11	1.52	0.352
				and	111.25	132.59	21.34	1.748
				includes	111.25	114.30	3.05	9.575
				includes	126.49	129.54	3.05	1.127
				and	166.12	167.64	1.52	0.891
TF-3292	269.75	-90°	0°	1180 W	65.53	74.68	9.14	0.216
				and	198.12	211.84	13.72	0.446
				and	246.89	249.94	3.05	0.192
				and	266.70	269.75	3.05	0.282
TF-3293	260.60	-90°	0°	840 W	4.57	56.39	51.82	0.541

				includes	13.72	19.81	6.10	1.826
				and	67.06	124.97	57.91	0.495
				includes	73.15	77.72	4.57	1.287
				includes	117.35	123.44	6.10	1.586
				and	132.59	137.16	4.57	0.537
				and	147.83	152.40	4.57	0.573
				and	169.16	188.98	19.81	1.803
				includes	172.21	181.36	9.14	3.671
				and	208.79	222.50	13.72	0.210
TF-3294	251.46	-80°	195°	1140 W	18.29	27.43	9.14	0.970
				includes	18.29	21.34	3.05	2.665
				and	56.39	59.44	3.05	0.401
				and	74.68	94.49	19.81	0.256
				and	120.40	123.44	3.05	0.481
				and	193.55	195.07	1.52	0.384
				and	207.26	230.12	22.86	0.417
				includes	222.50	225.55	3.05	1.040
				and	237.74	251.46	13.72	0.244
TF-3295	263.65	-90°	0°	900 W	0.00	35.05	35.05	1.747
				includes	0.00	4.57	4.57	10.547
				and	45.72	54.86	9.14	1.045
				includes	45.72	50.29	4.57	2.060
				and	73.15	85.34	12.19	0.649
				includes	80.77	83.82	3.05	1.460
				and	121.92	132.59	10.67	1.150
				includes	121.92	126.49	4.57	2.177
				and	199.64	210.31	10.67	0.320
				and	239.27	242.32	3.05	0.331
TF-3296	257.56	-70°	195°	1160 W	4.57	10.67	6.10	0.300
				and	60.96	62.48	1.52	0.347
				and	74.68	80.77	6.10	0.338
				and	170.69	182.88	12.19	0.526
				and	199.64	208.79	9.14	0.288
				and	216.41	217.93	1.52	0.867
				and	228.60	231.65	3.05	0.251
				and	252.98	257.56	4.57	0.712
TF-3297	236.22	-80°	25°	1020 W	74.68	77.72	3.05	0.484
				and	108.20	114.30	6.10	0.835
				includes	111.25	112.78	1.52	2.670
				and	120.40	137.16	16.76	0.336
				includes	146.30	147.83	1.52	0.254
				and	199.64	202.69	3.05	0.514
				and	228.60	236.22	7.62	0.181
TF-3298	281.92	-90°	0°	940 W	0.00	24.38	24.38	0.508

				includes	1.52	3.05	1.52	3.590
				and	28.96	33.53	4.57	0.356
				and	45.72	74.68	28.96	0.645
				includes	51.82	56.39	4.57	1.987
				and	120.40	123.44	3.05	0.235
				and	129.54	132.59	3.05	0.227
				and	141.73	146.30	4.57	0.184
				and	150.88	152.40	1.52	0.433
				and	193.55	196.60	3.05	0.182
				and	204.22	207.26	3.05	0.184
				and	216.41	228.60	12.19	0.265
				and	239.27	242.32	3.05	0.538
				and	249.94	254.51	4.57	0.388
				and	259.08	265.18	6.10	0.543
				and	275.84	281.94	6.10	0.554
TF-3299	230.12	-70°	195°	220 W	42.67	62.48	19.81	0.645
				includes	53.34	57.91	4.57	1.904
				and	68.58	71.63	3.05	0.190
				and	155.45	161.54	6.10	0.164
				and	169.16	172.21	3.05	0.520
				and	204.22	219.46	15.24	0.636
TF-3400	249.94	-70°	195°	1460W	0.00	1.52	1.52	0.576
				and	13.71	15.24	1.52	0.366
				and	214.88	217.93	3.05	0.223
				and	240.79	243.84	3.05	0.242
				and	246.89	249.94	3.05	0.574
TF-3401	201.17	-70°	195°	1380W	3.04	4.57	1.52	0.397
				and	150.88	153.92	3.05	0.424
				and	188.98	195.07	6.10	0.202
TF-3402	201.17	-70°	195°	1560W	143.26	144.78	1.52	1.835
TF-3404	210.31	-70°	195°	1520W	3.04	6.09	3.05	0.418
				and	21.33	22.86	1.52	0.188
				and	132.59	134.11	1.52	0.397
				and	100.58	102.11	1.52	0.326
TF-3405	201.17	-70°	195°	1400W	10.66	18.28	7.62	0.225
				and	172.21	175.26	3.05	0.509
				and	193.55	196.60	3.05	1.159
				incudes	193.55	195.07	1.52	1.725
TF-3407	201.17	-70°	195°	1420W	0.00	1.52	1.52	0.291
				and	25.90	36.57	10.67	0.263
TF-3409	201.17	-70°	195°	1440W	0.00	6.09	6.09	5.159
				incudes	1.52	3.05	1.52	17.459

				and	60.96	62.48	1.52	0.272
TF-3412	201.17	-70°	195°	400W	44.19	48.24	3.05	0.201
				and	178.31	179.83	1.52	0.389
				and	188.98	190.50	1.52	0.943
TF-3413	201.17	-70°	195°	1460W	53.34	54.86	1.52	0.263
				and	60.96	65.53	4.57	0.517
				incudes	60.96	62.48	1.52	1.173
				and	188.98	190.02	3.05	0.222
TF-3414	201.17	-70°	195°	440W	1.52	21.33	19.81	0.145
TF-3416	201.17	-70°	195°	380W	0.00	22.86	22.86	1.328
				incudes	0.00	1.52	1.52	17.128
				incudes	19.81	21.33	1.52	1.407
				and	51.81	53.34	1.52	0.372
TF-3417	201.17	-70°	195°	800 W	6.10	9.14	3.05	0.325
				and	88.39	89.92	1.52	0.287
TF-3418	201.17	-70°	195°	1420 W	83.82	85.34	1.52	0.943
				and	97.54	100.58	3.05	0.307
				and	164.59	172.21	7.62	2.358
				includes	164.59	166.12	1.52	9.833
TF-3419	201.17	-70°	195°	1400 W	62.48	67.06	4.57	0.305
TF-3420	188.98	-70°	195°	820 W	1.52	3.05	1.52	2.325
				and	9.14	12.19	3.05	0.193
				and	27.43	28.96	1.52	0.452
				and	56.39	57.91	1.52	0.330
				and	94.49	96.01	1.52	0.592
				and	121.92	124.97	3.05	0.297
TF-3421	201.17	-70°	195°	1380 W	71.63	74.68	3.05	0.198
TF-3422	201.17	-70°	195°	1220 W	149.35	150.88	1.52	0.778
TF-3423	201.17	-70°	195°	840 W	0.00	4.57	4.57	0.173
TF-3424	201.17	-70°	195°	860 W	0.00	3.05	3.05	0.359
				and	24.38	27.43	3.05	0.248
				and	176.78	178.31	1.52	0.708
				and	195.07	196.60	1.52	0.370
TF-3425	280.42	-70°	195°	1260 W	132.59	135.64	3.05	0.262
				and	249.94	262.13	12.19	0.322
TF-3426	201.17	-70°	195°	800 W	6.10	33.53	27.43	0.178
				and	36.58	39.62	3.05	0.266
TF-3427	249.94	-70°	195°	1300 W	54.86	56.39	1.52	0.275
				and	220.98	225.55	4.57	0.229
TF-3428	201.17	-70°	195°	780 W	0.00	9.14	9.14	0.181
				and	13.72	18.29	4.57	0.728

				and	21.34	28.96	7.62	0.647
				and	33.53	42.67	9.14	0.452
TF-3429	204.22	-70°	195°	780 W	1.52	3.05	1.52	0.312
				and	6.10	13.72	7.62	0.918
				includes	9.14	10.67	1.52	3.715
				and	33.53	45.72	12.19	0.265
				and	60.96	65.53	4.57	0.298
TF-3430	213.36	-70°	195°	1620 W	0.00	3.05	3.05	0.174
				and	13.72	15.24	1.52	0.755
				and	21.34	24.38	3.05	0.394
				and	176.78	179.83	3.05	0.193
TF-3431	204.22	-70°	195°	880 W	3.05	19.81	16.76	0.413

				and	33.53	36.58	3.05	0.731
TF-3432	201.17	-70°	195°	1340 W	4.57	6.10	1.52	0.381
				and	35.05	36.58	1.52	0.394
				and	45.72	51.82	6.10	0.231
				and	54.86	56.39	1.52	0.336
TF-3433	204.22	-70°	195°	900 W	1.52	12.19	10.67	0.188
				and	16.76	21.34	4.57	0.504
				and	41.15	44.20	3.05	1.101
TF-3434	201.17	-70°	195°	1360 W	0.00	1.52	1.52	0.546
				and	7.62	9.14	1.52	0.297
				and	179.83	181.36	1.52	0.177
TF-3435	222.5	-70°	195°	920 W	0.00	9.14	9.14	0.171
				and	15.24	16.76	1.52	0.772
				and	112.78	114.30	1.52	0.216
				and	118.87	120.40	1.52	0.201
				and	121.92	123.44	1.52	0.298
				and	137.16	140.21	3.05	0.311
TF-3436	201.17	-70°	195°	940 W	25.91	27.43	1.52	0.289
				and	33.53	36.58	3.05	0.423
				and	91.44	94.49	3.05	0.553
TF-3437	222.5	-70°	195°	1220 W	15.24	18.29	3.05	0.294
TF-3438	201.17	-70°	195°	1240 W	4.57	7.62	3.05	0.319
				and	24.38	28.96	4.57	0.303
				and	35.05	36.58	1.52	0.286
				and	76.20	79.25	3.05	0.379
				and	106.68	109.73	3.05	0.165
TF-3439	268.22	-90°	0°	80 W	1.52	18.29	16.76	0.181
				and	30.48	38.10	7.62	0.210
				and	48.77	54.86	6.10	0.463

				and	128.02	134.11	6.10	1.736
				includes	128.02	131.06	3.05	3.213
				and	196.60	198.12	1.52	0.506
TF-3440	256.03	-70°	195°	60 W	32.00	38.10	6.10	0.365
				and	53.34	54.86	1.52	0.703
				and	68.58	82.30	13.72	0.279
				and	102.11	103.63	1.52	0.741
				and	149.35	152.40	3.05	0.165
				and	193.55	195.07	1.52	0.414
				and	204.22	208.79	4.57	0.249
				and	211.84	213.36	1.52	0.544
TF-3441	286.51	-70°	195°	40 W	6.10	15.24	9.14	0.193
				and	67.06	71.63	4.57	0.278
				and	80.77	91.44	10.67	0.551
				includes	85.34	89.92	4.57	1.037
				and	121.92	132.59	10.67	0.353
				and	176.78	188.98	12.19	0.489
				and	208.79	239.27	30.48	0.224
				and	246.89	251.46	4.57	1.946
				includes	246.89	248.41	1.52	5.470
				and	274.32	284.99	10.67	0.185
TF-3442	298.7	-70°	195°	80 W	54.86	60.96	6.10	0.309
				and	77.72	86.87	9.14	0.247
				and	123.44	134.11	10.67	0.702
				and	149.35	158.50	9.14	0.592
				and	190.50	195.07	4.57	0.196
				and	246.89	268.22	21.34	0.367
TF-3443	249.94	-90°	0°	160 W	6.10	18.29	12.19	0.345
				and	22.86	38.10	15.24	0.388
				and	80.77	88.39	7.62	0.280
				and	92.96	97.54	4.57	0.190
				and	118.87	131.06	12.19	0.292
				and	135.64	137.16	1.52	0.421
				and	152.40	155.45	3.05	0.196
				and	158.50	161.54	3.05	0.213
				and	184.40	187.45	3.05	0.697
				and	227.08	233.17	6.10	0.184
				and	236.22	242.32	6.10	0.577
TF-3444-A	158.5	-70°	195°	40 W	25.908	28.956	3.048	0.171
				and	30.48	36.576	6.096	0.161
				and	39.624	42.672	3.048	0.219
TF-3445	225.55	-70°	195°	220 W	0.00	1.52	1.52	0.333

				and	12.19	15.24	3.05	0.405
				and	71.63	73.15	1.52	0.345
				and	82.30	85.34	3.05	1.806
				includes	82.30	83.82	1.52	3.500
				and	91.44	92.96	1.52	1.320
				and	105.16	108.20	3.05	0.353
				and	140.21	146.30	6.10	0.544
				and	155.45	158.50	3.05	0.328
				and	163.07	173.74	10.67	0.348
				and	210.31	213.36	3.05	0.216
				and	217.93	225.55	7.62	0.285
TF-3446	158.5	-70°	195°	60 W	12.19	16.76	4.57	0.217
				and	108.20	111.25	3.05	0.242
				and	149.35	155.45	6.10	0.200
TF-3447	259.08	-90°	0°	220 W	13.72	38.10	24.38	0.780
				includes	16.76	19.81	3.05	1.788
				includes	24.38	28.96	4.57	2.484
				and	97.54	103.63	6.10	0.420
				and	251.46	256.03	4.57	1.481
				includes	254.51	256.03	1.52	4.270
TF-3448	201.17	-70°	195°	300 W	1.52	4.57	3.05	0.443
				and	13.72	36.58	22.86	0.272
				and	41.15	50.29	9.14	0.186
TF-3500	306.32	-90°	0°	200 W	0.00	4.57	4.57	0.166
				and	59.44	65.53	6.10	1.772
				includes	59.44	62.48	3.05	3.173
				and	79.25	82.30	3.05	5.653
				and	105.16	106.68	1.52	1.390
				and	111.25	117.35	6.10	0.354
				and	132.59	135.64	3.05	0.214
				and	141.73	149.35	7.62	2.905
				includes	143.26	147.83	4.57	4.615
				and	170.69	184.40	13.72	0.372
				and	202.69	217.93	15.24	0.210
				and	230.12	234.70	4.57	0.480
				and	249.94	251.46	1.52	0.343
TF-3501	211.84	-70°	195°	260 W	50.29	53.34	3.05	0.211
				and	62.48	68.58	6.10	0.391
				and	77.72	79.25	1.52	0.303
				and	129.54	141.73	12.19	0.737
				includes	131.06	134.11	3.05	1.227
				and	147.83	153.92	6.10	0.464
				and	166.12	169.16	3.05	0.351
				and	173.74	178.31	4.57	0.161
TF-3502-A	306.32	-70°	195°	320 W	7.62	12.19	4.57	4.269

				includes	7.62	10.67	3.05	6.350
				and	36.58	38.10	1.52	1.745
				and	45.72	50.29	4.57	1.019
				and	59.44	60.96	1.52	0.613
				and	96.01	103.63	7.62	0.230
				and	146.30	155.45	9.14	0.496
				and	167.64	169.16	1.52	0.487
				and	178.31	181.36	3.05	1.420
				and	185.93	190.50	4.57	0.190
				and	233.17	237.74	4.57	0.346
				and	263.65	266.70	3.05	0.281
				and	280.42	306.32	25.91	0.839
				includes	286.51	295.66	9.14	1.117
				includes	303.28	306.32	3.05	1.185
TF-3503	306.32	-90°	0°	220 W	48.77	65.53	16.76	0.771
				and	71.63	79.25	7.62	0.754
				includes	76.20	77.72	1.52	2.210
				and	184.40	201.17	16.76	0.793
				includes	185.93	193.55	7.62	1.427
				and	237.74	245.36	7.62	0.524
				and	256.03	259.08	3.05	0.165
TF-3504	224.03	-90°	0°	860 W	13.72	16.76	3.05	0.273
				and	25.91	41.15	15.24	0.305
				and	86.87	129.54	42.67	0.378
				includes	97.54	100.58	3.05	1.531
				and	135.64	137.16	1.52	0.440
				and	164.59	167.64	3.05	0.325
				and	193.55	199.64	6.10	0.235
				and	210.31	211.84	1.52	0.314
TF-3505	205.74	-90°	0°	340 W	62.48	67.06	4.57	0.603
				and	102.11	103.63	1.52	0.195
				and	111.25	126.49	15.24	0.242
				and	132.59	138.68	6.10	0.185
				and	156.97	181.36	24.38	0.461
				includes	167.64	173.74	6.10	1.093
				and	196.60	202.69	6.10	0.193
TF-3506	196.60	-75°	195°	400 W	12.19	19.81	7.62	2.088
				includes	15.24	19.81	4.57	3.337
				and	41.15	50.29	9.14	0.345
				and	59.44	62.48	3.05	0.618
				and	123.44	131.06	7.62	0.264
				and	146.30	163.07	16.76	0.695
				includes	150.88	158.50	7.62	1.254
				and	181.36	184.40	3.05	0.168

				and	188.98	193.55	4.57	0.258
TF-3507	233.17	-90°	0°	960 W	4.57	7.62	3.05	0.294
				and	19.81	25.91	6.10	0.341
				and	36.58	39.62	3.05	0.162
				and	56.39	62.48	6.10	0.249
				and	67.06	82.30	15.24	0.458
				includes	68.58	71.63	3.05	1.386
				and	120.40	147.83	27.43	0.464
				and	155.45	166.12	10.67	0.362
				and	170.69	178.31	7.62	0.196
				and	195.07	196.60	1.52	0.272
				and	222.50	230.12	7.62	0.291
TF-3508	187.45	-90°	0°	500 W	48.77	51.82	3.05	0.225
				and	59.44	67.06	7.62	1.626
				includes	59.44	62.48	3.05	3.654
				and	79.25	89.92	10.67	0.363
				and	123.44	126.49	3.05	0.187
TF-3509	306.32	-70°	195°	780 W	4.57	12.19	7.62	0.249
				and	44.20	50.29	6.10	0.213
				and	77.72	103.63	25.91	0.279
				and	156.97	158.50	1.52	0.298
				and	167.64	173.74	6.10	0.770
				includes	167.64	170.69	3.05	1.246
				and	190.50	202.69	12.19	0.241
				and	208.79	216.41	7.62	0.304
				and	260.60	263.65	3.05	0.401
				and	268.22	275.84	7.62	0.189
				and	280.42	286.51	6.10	0.641
				includes	280.42	283.46	3.05	1.084
TF-3510	312.42	-70°	195°	640 W	77.72	80.77	3.05	1.330
				and	147.83	160.02	12.19	0.743
				includes	147.83	150.88	3.05	2.445
				and	193.55	196.60	3.05	0.360
				and	211.84	217.93	6.10	0.235
				and	237.74	252.98	15.24	0.236
				and	272.80	284.99	12.19	0.299
				and	300.23	312.42	12.19	0.405
TF-3511	300.23	-70°	195°	760 W	10.67	15.24	4.57	0.432
				and	120.40	123.44	3.05	0.211
				and	172.21	196.60	24.38	0.319
				and	228.60	240.79	12.19	0.340
				and	254.51	257.56	3.05	0.395
				and	280.42	288.04	7.62	0.320

TF-3512	300.23	-70°	195°	740 W	7.62	15.24	7.62	0.324
				and	141.73	144.78	3.05	0.863
				and	150.88	153.92	3.05	0.182
				and	184.40	188.98	4.57	0.328
				and	224.03	231.65	7.62	0.185
				and	260.60	268.22	7.62	0.439
				and	272.80	274.32	1.52	0.472
TF-3513	300.23	-90°	0°	820 W	3.05	6.10	3.05	0.173
				and	13.72	15.24	1.52	0.355
				and	99.06	135.64	36.58	1.190
				includes	100.58	132.59	32.00	1.309
				and	143.26	181.36	38.10	0.461
				includes	143.26	144.78	1.52	4.970
				and	214.88	219.46	4.57	0.404
				and	245.36	248.41	3.05	0.867
				and	254.51	256.03	1.52	0.284
				and	259.08	266.70	7.62	0.432
				and	271.27	288.04	16.76	0.340
TF-3514	300.23	-70°	195°	720 W	0.00	41.15	41.15	0.471
				and	6.10	13.72	7.62	1.443
				and	85.34	112.78	27.43	0.590
				includes	86.87	89.92	3.05	1.417
				includes	94.49	97.54	3.05	1.681
				includes	100.58	105.16	4.57	1.009
				and	120.40	123.44	3.05	0.427
				and	134.11	138.68	4.57	1.958
				and	153.92	156.97	3.05	0.374
				and	176.78	181.36	4.57	0.358
				and	233.17	236.22	3.05	0.248
				and	248.41	251.46	3.05	1.657
				and	269.75	272.80	3.05	0.199
				and	277.37	300.23	22.86	0.473
TF-3515	321.56	-90°	0°	760 W	25.91	30.48	4.57	0.822
				includes	27.43	28.96	1.52	2.110
				and	92.96	132.59	39.62	0.564
				includes	92.96	96.01	3.05	4.405
				and	150.88	156.97	6.10	1.329
				includes	153.92	156.97	3.05	1.718
				and	167.64	172.21	4.57	0.180
				and	181.36	185.93	4.57	0.255
				and	231.65	233.17	1.52	2.520
				and	281.94	321.56	39.62	0.438
				and	303.28	307.85	4.57	1.209
TF-3516	300.23	-90°	0°	260 W	15.24	18.29	3.05	0.437

				and	54.86	60.96	6.10	0.213
				and	105.16	128.02	22.86	0.922
				includes	106.68	115.82	9.14	1.214
				and	121.92	126.49	4.57	1.865
				and	144.78	149.35	4.57	0.338
				and	155.45	181.36	25.91	0.325
				and	172.21	175.26	3.05	1.070
				and	190.50	193.55	3.05	0.295
				and	210.31	225.55	15.24	0.875
				includes	211.84	222.50	10.67	1.177
				and	259.08	260.60	1.52	0.341
TF-3517	321.56	-70°	195°	400 W	27.43	28.96	1.52	0.226
				and	118.87	120.40	1.52	0.360
				and	126.49	128.02	1.52	0.225
				and	153.92	155.45	1.52	1.550
				and	257.56	262.13	4.57	0.323
TF-3518	227.08	-70°	195°	280 W	0.00	7.62	7.62	0.465
				and	19.81	21.34	1.52	0.223
				and	57.91	59.44	1.52	0.288
				and	67.06	70.10	3.05	0.347
				and	83.82	99.06	15.24	0.478
				includes	85.34	89.92	4.57	1.078
				and	112.78	117.35	4.57	0.763
				and	121.92	123.44	1.52	0.245
				and	131.06	135.64	4.57	0.293
				and	141.73	144.78	3.05	0.314
				and	150.88	155.45	4.57	0.228
				and	166.12	175.26	9.14	0.260
				and	181.36	187.45	6.10	0.165
				and	202.69	205.74	3.05	0.165
				and	222.50	224.03	1.52	0.241
TF-3519	211.84	-70°	195°	280 W	1.52	6.10	4.57	0.178
				and	13.72	18.29	4.57	0.167
				and	38.10	42.67	4.57	0.278
				and	97.54	99.06	1.52	0.303
				and	117.35	143.26	25.91	0.601
				includes	132.59	137.16	4.57	1.275
				and	172.21	182.88	10.67	0.226
TF-3520	291.08	-65°	15°	440 W	13.72	19.81	6.10	0.955
				includes	15.24	19.81	4.57	1.134
				and	27.43	48.77	21.34	0.601
				and	74.68	79.25	4.57	0.181
				and	100.58	102.11	1.52	15.400
				and	109.73	111.25	1.52	0.289
				and	114.30	118.87	4.57	0.606

				and	135.64	146.30	10.67	1.079
				and	156.97	208.79	51.82	0.542
				includes	158.50	173.74	15.24	1.223
				and	216.41	256.03	39.62	0.361
				and	266.70	269.75	3.05	0.269
				and	266.70	269.75	3.05	0.269
				and	274.32	275.84	1.52	0.184
				and	280.42	281.94	1.52	0.248
TF-3521	251.46	-70°	176°	440 W	62.48	86.87	24.38	0.443
				and	166.12	170.69	4.57	0.369
TF-3522	248.41	-75°	15°	440 W	10.67	53.34	42.67	0.819
				includes	16.76	30.48	13.72	1.758
				and	64.01	68.58	4.57	0.404
				and	112.78	118.87	6.10	0.243
				and	132.59	137.16	4.57	0.624
				and	147.83	155.45	7.62	0.247
				and	182.88	192.02	9.14	0.473
				and	207.26	230.12	22.86	0.508
				includes	213.36	220.98	7.62	1.015
TF-3523	251.46	-85°	195°	1200 W	33.53	35.05	1.52	1.240
				and	47.24	48.77	1.52	0.651
				and	54.86	59.44	4.57	0.168
				and	73.15	74.68	1.52	0.466
				and	82.30	83.82	1.52	0.500
				and	140.21	144.78	4.57	0.436
				and	150.88	164.59	13.72	0.361
				and	204.22	205.74	1.52	0.252
TF-3524	272.8	-85°	205°	440 W	6.10	25.91	19.81	1.119
				includes	13.72	25.91	12.19	1.632
				and	42.67	45.72	3.05	0.484
				and	79.25	83.82	4.57	0.778
				and	96.01	97.54	1.52	0.337
				and	150.88	153.92	3.05	0.297
				and	192.02	207.26	15.24	0.431
				includes	198.12	201.17	3.05	1.080
TF-3525	260.6	-80°	15°	900 W	7.62	18.29	10.67	0.692
				includes	13.72	16.76	3.05	1.005
				and	30.48	77.72	47.24	0.838
				includes	41.15	44.20	3.05	1.378
				includes	47.24	53.34	6.10	2.011
				includes	57.91	64.01	6.10	1.357
				and	67.06	73.15	6.10	1.402
				and	85.34	111.25	25.91	0.202
				and	117.35	126.49	9.14	0.419
				and	167.64	173.74	6.10	0.405

				and	205.74	208.79	3.05	0.268
TF-3526	202.69	-90°	0°	520 W	0.00	4.57	4.57	0.307
				and	30.48	35.05	4.57	0.503
				and	47.24	59.44	12.19	13.112
				and	51.82	56.39	4.57	34.703
				and	79.25	83.82	4.57	2.346
				includes	79.25	80.77	1.52	6.540
				and	91.44	97.54	6.10	2.974
				includes	91.44	96.01	4.57	3.903
				and	120.40	126.49	6.10	1.611
				includes	120.40	121.92	1.52	6.170
				and	141.73	153.92	12.19	0.749
				includes	141.73	143.26	1.52	2.560
				includes	147.83	149.35	1.52	2.230
				and	178.31	181.36	3.05	1.755
TF-3527	202.69	-70°	195°	380 W	0.00	4.57	4.57	0.800
				and	9.14	10.67	1.52	0.382
				and	19.81	25.91	6.10	0.237
				and	67.06	71.63	4.57	0.670
				and	182.88	185.93	3.05	0.221
TF-3528	202.69	-70°	15°	520 W	22.86	25.91	3.05	0.668
				and	36.58	44.20	7.62	0.468
				and	51.82	65.53	13.72	1.669
				and	60.96	64.01	3.05	6.576
				and	85.34	108.20	22.86	0.813
				includes	88.39	91.44	3.05	1.411
				includes	97.54	100.58	3.05	2.775
				and	115.82	123.44	7.62	0.216
TF-3529	251.46	-70°	195°	560W	47.24	74.68	27.43	1.343
				includes	47.24	50.29	3.05	1.040
				includes	60.96	65.53	4.57	6.183
				and	80.77	83.82	3.05	1.129
				and	88.39	94.49	6.10	0.313
				and	138.68	147.83	9.14	0.190
				and	153.92	156.97	3.05	0.367
				and	163.07	166.12	3.05	0.236
TF-3530	260.6	-85°	15°	680W	32.00	51.82	19.81	0.365
				and	59.44	83.82	24.38	0.825
				includes	62.48	65.53	3.05	2.304
				includes	71.63	76.20	4.57	1.998
				and	115.82	117.35	1.52	0.271
				and	132.59	135.64	3.05	0.472
				and	163.07	166.12	3.05	0.397

				and	184.40	185.93	1.52	0.537
				and	196.60	257.56	60.96	0.930
				includes	198.12	201.17	3.05	2.191
				includes	207.26	211.84	4.57	1.831
				includes	216.41	224.03	7.62	1.340
				includes	231.65	236.22	4.57	1.160
				and	239.27	248.41	9.14	1.709
TF-3531	300.23	-70°	195°	580W	77.72	80.77	3.05	0.368
				and	86.87	89.92	3.05	0.191
				and	99.06	111.25	12.19	0.192
				and	169.16	176.78	7.62	0.190
				and	182.88	196.60	13.72	0.341
				and	208.79	216.41	7.62	0.227
				and	224.03	230.12	6.10	0.318
				and	246.89	248.41	1.52	0.466
				and	252.98	257.56	4.57	0.832
				includes	252.98	254.51	1.52	1.625
				and	284.99	294.13	9.14	0.235
TF-3532	300.23	-70°	195°	1340 W	4.57	10.67	6.10	0.172
				and	76.20	79.25	3.05	0.172
				and	96.01	99.06	3.05	0.274
				and	108.20	115.82	7.62	0.169
				and	143.26	146.30	3.05	0.349
				and	220.98	224.03	3.05	0.449
				and	245.36	256.03	10.67	1.349
				includes	248.41	252.98	4.57	2.860
				and	272.80	274.32	1.52	0.370
				and	289.56	298.70	9.14	0.187
TF-3533	205.74	-70°	195°	560 W	0.00	21.34	21.34	0.316
				includes	0.00	1.52	1.52	1.215
				and	182.88	184.40	1.52	0.465
				and	193.55	201.17	7.62	3.776
				includes	195.07	199.64	4.57	6.150
TF-3534	150.38	-80°	15°	1080 W	32.00	35.05	3.05	2.549
				includes	32.00	33.53	1.52	4.580
				and	38.10	39.62	1.52	0.388
				and	70.10	77.72	7.62	0.279
				and	80.77	83.82	3.05	0.269
				and	126.49	129.54	3.05	0.265
TF-3535	123.44	-90°	0°	1140 W	22.86	38.10	15.24	0.603

				includes	33.53	36.58	3.05	1.660
				and	45.72	57.91	12.19	0.575
				includes	50.29	53.34	3.05	1.435
				and	65.53	76.20	10.67	0.367
				and	86.87	88.39	1.52	0.303
				and	92.96	94.49	1.52	0.300
TF-3536	300.23	-70°	195°	1100 W	6.10	9.14	3.05	0.327
				and	80.77	88.39	7.62	0.406
				includes	85.34	86.87	1.52	1.390
				and	94.49	102.11	7.62	0.683
				includes	97.54	100.58	3.05	1.273
				and	123.44	132.59	9.14	0.440
TF-3537	300.23	-70°	195°	960 W	0.00	3.05	3.05	0.759
				and	9.14	28.96	19.81	0.364
				and	45.72	47.24	1.52	0.295
				and	53.34	56.39	3.05	0.465
				and	77.72	97.54	19.81	0.581
				includes	77.72	80.77	3.05	1.493
				and	115.82	120.40	4.57	0.185
				and	170.69	175.26	4.57	1.003
				and	265.18	272.80	7.62	0.953
				includes	265.18	266.70	1.52	2.980
				and	281.94	283.46	1.52	0.498
TF-3538	251.46	-70°	195°	840 W	0.00	4.57	4.57	0.183
				and	21.34	24.38	3.05	0.363
				and	33.53	38.10	4.57	0.346
				and	57.91	62.48	4.57	0.211
				and	67.06	68.58	1.52	0.978
				and	96.01	106.68	10.67	0.251
				and	124.97	138.68	13.72	0.231
				and	150.88	153.92	3.05	0.228
				and	175.26	179.83	4.57	0.734
				includes	176.78	178.31	1.52	1.680
				and	214.88	216.41	1.52	0.319
TF-3539	202.69	-70°	195°	860 W	1.52	10.67	9.14	0.259
				and	28.96	32.00	3.05	0.202
				and	68.58	102.11	33.53	0.406
				includes	94.49	97.54	3.05	1.925
				and	181.36	188.98	7.62	0.402
TF-3540	300.23	-70°	195°	980 W	0.00	24.38	24.38	0.757
				includes	10.67	16.76	6.10	1.765
				includes	19.81	21.34	1.52	1.035

				and	44.20	47.24	3.05	1.514
				includes	44.20	45.72	1.52	2.050
				and	70.10	74.68	4.57	0.192
				and	89.92	96.01	6.10	0.462
				and	100.58	105.16	4.57	0.541
				includes	100.58	102.11	1.52	1.080
				and	137.16	140.21	3.05	0.571
				and	181.36	184.40	3.05	0.508
				and	201.17	207.26	6.10	0.163
				and	213.36	214.88	1.52	0.933
				and	236.22	237.74	1.52	0.457
				and	280.42	281.94	1.52	0.944
				and	289.56	298.70	9.14	0.225
TF-3541	220.98	-70°	195°	920 W	0.00	13.72	13.72	0.583
				includes	4.57	6.10	1.52	1.705
				and	32.00	45.72	13.72	0.667
				includes	32.00	35.05	3.05	2.308
				and	50.29	54.86	4.57	0.252
				and	64.01	67.06	3.05	0.736
				includes	65.53	67.06	1.52	1.285
				and	74.68	89.92	15.24	0.555
				and	92.96	120.40	27.43	0.280
				and	158.50	170.69	12.19	0.458
				includes	160.02	161.54	1.52	1.035
				and	178.31	181.36	3.05	1.946
				includes	179.83	181.36	1.52	3.080
TF-3542	272.8	-70°	195°	920 W	0.00	22.86	22.86	0.571
				includes	9.14	15.24	6.10	1.483
				and	36.58	45.72	9.14	0.448
				includes	39.62	41.15	1.52	1.395
				and	71.63	74.68	3.05	0.420
				and	99.06	102.11	3.05	0.217
				and	114.30	117.35	3.05	0.351
				and	149.35	155.45	6.10	1.347
				includes	149.35	152.40	3.05	1.770
				and	224.03	233.17	9.14	0.406
				and	239.27	243.84	4.57	0.288
				and	256.03	259.08	3.05	0.298
				and	266.70	269.75	3.05	0.513
TF-3543	160.02	-70°	195°	1060 W	16.76	28.96	12.19	0.366
				and	70.10	86.87	16.76	0.250

				and	89.92	94.49	4.57	0.387
				and	97.54	100.58	3.05	0.257
TF-3544	160.02	-70°	195°	1100 W	18.29	21.34	3.05	0.306
				and	74.68	77.72	3.05	0.191
TF-3545	300.23	-70°	195°	1060 W	0.00	10.67	10.67	0.178
				and	19.81	24.38	4.57	0.582
				includes	19.81	21.34	1.52	1.135
				and	129.54	135.64	6.10	1.484
				includes	131.06	132.59	1.52	5.670
				and	237.74	240.79	3.05	1.308
				includes	239.27	240.79	1.52	2.470
				and	252.98	271.27	18.29	0.566
				includes	265.18	268.22	3.05	1.386
				and	278.89	289.56	10.67	0.241
TF-3546	202.69	-70°	195°	1100 W	7.62	16.76	9.14	0.536
				includes	13.72	15.24	1.52	1.735
				and	27.43	35.05	7.62	0.458
				and	51.82	56.39	4.57	0.413
				includes	51.82	53.34	1.52	1.005
				and	178.31	185.93	7.62	0.179
TF-3547	179.83	-70°	195°	1120 W	16.76	19.81	3.05	0.404
				and	39.62	41.15	1.52	0.533
				and	62.48	67.06	4.57	0.183
TF-3548	202.69	-70°	195°	1060 W	0.00	3.05	3.05	0.309
				and	19.81	27.43	7.62	0.259
				and	32.00	38.10	6.10	0.719
				includes	36.58	38.10	1.52	2.000
				and	167.64	178.31	10.67	0.197
TF-3550	312.42	-70°	195°	1040 W	3.05	16.76	13.72	1.217
				includes	6.10	16.76	10.67	1.522
				and	24.38	32.00	7.62	0.762
				includes	24.38	27.43	3.05	1.663
				and	41.15	44.20	3.05	1.335
				includes	41.15	42.67	1.52	2.350
				and	150.88	153.92	3.05	0.377
				and	220.98	236.22	15.24	0.337
				and	246.89	265.18	18.29	0.387
				includes	246.89	249.94	3.05	1.732
				and	271.27	272.80	1.52	0.329
				and	278.89	289.56	10.67	0.236
				and	301.75	304.80	3.05	0.969

TF-3552	150.88	-70°	195°	1180 W	3.05	4.57	1.52	0.252
				and	32.00	35.05	3.05	2.286
TF-3553	245.36	-80°	195°	1120 W	33.53	80.77	47.24	0.314
				includes	65.53	67.06	1.52	1.320
				and	102.11	103.63	1.52	0.343
				and	149.35	150.88	1.52	0.289
				and	202.69	205.74	3.05	0.263
TF-3554	271.27	-70°	195°	880 W	0.00	7.62	7.62	3.420
				includes	0.00	1.52	1.52	16.050
				and	9.14	25.91	16.76	0.266
				and	48.77	59.44	10.67	0.635
				includes	56.39	57.91	1.52	3.640
				and	67.06	105.16	38.10	0.305
				and	109.73	111.25	1.52	0.371
				and	184.40	188.98	4.57	1.180
				includes	185.93	187.45	1.52	2.260
				and	234.70	236.22	1.52	0.227
				and	243.84	249.94	6.10	1.617
				includes	243.84	246.89	3.05	1.720
TF-3556	163.07	-70°	195°	1200 W	1.52	4.57	3.05	0.189
				and	128.02	131.06	3.05	0.836
				includes	129.54	131.06	1.52	1.570
TF-3557	251.46	-70°	195°	1220 W	112.78	115.82	3.05	0.201
				and	126.49	135.64	9.14	0.556
				includes	126.49	128.02	1.52	1.815
				and	160.02	161.54	1.52	0.372
				and	176.78	178.31	1.52	1.875
				and	228.60	233.17	4.57	0.490
				and	245.36	248.41	3.05	0.205
TF-3558	274.32	-70°	195°	900 W	0.00	39.62	39.62	0.206
				and	71.63	85.34	13.72	0.208
				and	92.96	100.58	7.62	0.324
				and	156.97	173.74	16.76	1.416
				includes	156.97	164.59	7.62	2.735
				and	182.88	188.98	6.10	0.240
				and	208.79	217.93	9.14	0.203
				and	243.84	246.89	3.05	0.668
				and	259.08	274.32	15.24	0.565
				includes	263.65	266.70	3.05	2.187
TF-3559	233.17	-90°	0°	920 W	60.96	65.53	4.57	0.258

				and	132.59	135.64	3.05	0.198
				and	150.88	152.40	1.52	0.301
TF-3560	301.75	-80°	195°	1020 W	6.10	10.67	4.57	0.489
				and	16.76	19.81	3.05	1.319
				includes	16.76	18.29	1.52	2.490
				and	28.96	41.15	12.19	0.412
				and	45.72	53.34	7.62	0.837
				includes	47.24	51.82	4.57	1.248
				and	60.96	67.06	6.10	0.325
				and	71.63	100.58	28.96	0.772
				includes	88.39	96.01	7.62	1.917
				and	105.16	121.92	16.76	0.758
				includes	114.30	115.82	1.52	4.860
				and	131.06	146.30	15.24	0.402
				and	167.64	173.74	6.10	0.410
				and	198.12	201.17	3.05	0.568
				and	207.26	216.41	9.14	0.180
				and	220.98	222.50	1.52	0.343
				and	234.70	236.22	1.52	0.377
				and	242.32	256.03	13.72	0.263
TF-3561	202.69	-85°	15°	560 W	80.77	96.01	15.24	0.418
				and	108.20	138.68	30.48	1.219
				includes	109.73	115.82	6.10	1.298
				includes	118.87	123.44	4.57	1.755
				includes	126.49	129.54	3.05	5.745
				and	147.83	166.12	18.29	0.942
				includes	147.83	149.35	1.52	1.035
				includes	152.40	155.45	3.05	1.648
				includes	156.97	161.54	4.57	1.582
				and	176.78	181.36	4.57	0.206
TF-3562	220.98	-75°	195°	560 W	57.91	59.44	1.52	0.292
				and	77.72	82.30	4.57	0.385
				and	152.40	153.92	1.52	2.020
				and	184.40	220.98	36.58	0.957
				includes	184.40	190.50	6.10	1.570
				includes	198.12	207.26	9.14	2.079
				includes	219.46	220.98	1.52	1.590
TF-3563	257.56	-80°	195°	480 W	108.20	156.97	48.77	1.280
				includes	108.20	120.40	12.19	3.024
				includes	126.49	140.21	13.72	1.542
				and	227.08	231.65	4.57	0.179
				and	240.79	257.56	16.76	1.167

				includes	248.41	257.56	9.14	1.880
TF-3564	251.46	-70°	195°	980 W	0.00	4.57	4.57	0.201
				and	143.26	144.78	1.52	0.274
				and	219.46	224.03	4.57	0.398
				and	248.41	260.60	12.19	0.269
				and	265.18	268.22	3.05	0.252
				and	272.80	297.18	24.38	0.326
				includes	278.89	280.42	1.52	1.630
TF-3565	272.8	-90°	0°	1100 W	1.52	9.14	7.62	0.687
				includes	1.52	4.57	3.05	1.140
				and	123.44	128.02	4.57	0.245
				and	135.64	140.21	4.57	0.265
				and	143.26	144.78	1.52	0.310
				and	172.21	178.31	6.10	0.224
				and	237.74	239.27	1.52	0.945
				and	256.03	257.56	1.52	1.050
TF-3566	309.37	-65°	195°	860 W	0.00	9.14	9.14	0.257
				and	27.43	30.48	3.05	0.193
				and	57.91	68.58	10.67	0.481
				and	74.68	83.82	9.14	0.318
				and	140.21	143.26	3.05	2.838
				includes	140.21	141.73	1.52	5.490
				and	166.12	196.60	30.48	0.415
				includes	173.74	175.26	1.52	3.560
				includes	181.36	182.88	1.52	1.055
				and	202.69	204.22	1.52	0.462
				and	219.46	230.12	10.67	1.581
				includes	220.98	227.08	6.10	2.558
				and	248.41	251.46	3.05	0.440
				and	257.56	259.08	1.52	0.283
				and	288.04	307.85	19.81	0.625
				includes	301.75	304.80	3.05	1.888
TF-3567	350.52	-70°	195°	920 W	0.00	33.53	33.53	3.270
				includes	0.00	12.19	12.19	8.333
				and	39.62	41.15	1.52	1.415
				and	219.46	222.50	3.05	0.625
				and	256.03	295.66	39.62	0.258
				and	309.37	313.94	4.57	0.262
				and	316.99	326.14	9.14	0.205
TF-3568	278.89	-70°	195°	820 W	13.72	22.86	9.14	0.596

				includes	18.29	21.34	3.05	1.267
				and	56.39	57.91	1.52	0.648
				and	96.01	100.58	4.57	0.247
				and	112.78	123.44	10.67	0.327
				and	126.49	128.02	1.52	0.229
				and	137.16	138.68	1.52	0.382
				and	153.92	164.59	10.67	0.637
				includes	153.92	156.97	3.05	1.905
				and	169.16	173.74	4.57	0.294
				and	234.70	236.22	1.52	0.282
				and	249.94	257.56	7.62	0.428
				and	263.65	266.70	3.05	0.271
				and	272.80	278.89	6.10	1.457
				includes	274.32	278.89	4.57	1.891
TF-3569	123.44	-70°	195°	1300 W	51.82	57.91	6.10	0.222
				and	74.68	80.77	6.10	0.468
				includes	77.72	79.25	1.52	1.175
				and	89.92	96.01	6.10	2.154
				includes	89.92	94.49	4.57	2.695
TF-3570	153.92	-70°	195°	1240 W	0.00	4.57	4.57	0.480
				and	18.29	21.34	3.05	0.282
				and	27.43	41.15	13.72	0.706
				includes	28.96	32.00	3.05	2.088
				and	53.34	56.39	3.05	3.615
				and	64.01	70.10	6.10	0.677
				and	99.06	100.58	1.52	0.882
				and	146.30	152.40	6.10	0.646
				includes	149.35	150.88	1.52	1.815
TF-3571	147.83	-70°	195°	1320 W	73.15	76.20	3.05	0.487
				and	80.77	89.92	9.14	0.734
				includes	83.82	86.87	3.05	1.495
				and	92.96	99.06	6.10	0.313